Form 40-F
period 2015-12-31
Concordia Healthcare Corp.
filed 2016-03-24
CIK 1642271

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

Commission File Number: 001-37413

Concordia Healthcare Corp.

(Exact name of registrant as specified in its charter)

Ontario, Canada	2834	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

277 Lakeshore Road East, Suite 302

Oakville, Ontario L6J 1H9

(905) 842-5154

(Address and telephone number of registrant’s principal executive offices)

CT Corporation

111 Eighth Avenue

New York, New York 10011

(212) 590-9070

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 50,994,397

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes            ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐  Yes            ☐  No

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2015, in timely alerting officers to material information required to be disclosed by the Registrant in reports that it files with or submits to the Securities and Exchange Commission and that such information was recorded, processed, summarized and reported within the time periods required.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Douglas Deeth, Jordan Kupinsky and Rochelle Fuhrmann, members of the Audit Committee, each qualify as an audit committee financial expert (as defined in Form 40-F under the Exchange Act) and are independent as defined under the corporate governance rules of the NASDAQ Global Select Market® (the “NASDAQ”). The SEC has indicated that the designation of each of Douglas Deeth, Jordan Kupinsky and Rochelle Fuhrmann as an audit committee financial expert does not make any one of them an “expert” for any purpose, impose any duties, obligations or liability on any one of them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available at the Registrant’s Internet website, www.concordiarx.com. The Registrant will provide a copy of the Code of Conduct without charge to any person who requests a copy by contacting the Registrant at the address that appears on the cover of this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Pre-Approval Policies and Procedures” and “External Auditor Service Fees” contained in the Annual Information Form dated March 23, 2016, and filed as Exhibit 99.5 to this annual report on Form 40-F, is incorporated herein by reference.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The tabular disclosure of the Registrant’s present and future obligations as at December 31, 2015 is provided on pages 23 through 25 of Exhibit 99.7 to this annual report on Form 40-F, Management’s Discussion and Analysis for the Year Ended December 31, 2015, is incorporated by reference herein.

FORWARD LOOKING STATEMENTS

Certain statements in the documents incorporated by reference in this annual report on Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please see “Forward-looking Statements” on pages 1 through 4 of Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, filed as Exhibit 99.7 to this annual report on Form 40-F, and “Cautionary Note Regarding Forward-Looking Information” on pages 4 and 5 of the Annual Information Form for the fiscal year ended December 31, 2015, filed as Exhibit 99.5 to this annual report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant is required by Canadian law to have an audit committee. The members of the audit committee at year-end were Edward Borkowski, Jordan Kupinsky and Rochelle Fuhrmann. As at the date hereof, the members of the audit committee are Douglas Deeth, Jordan Kupinsky and Rochelle Fuhrmann.

NASDAQ CORPORATE GOVERNANCE

As a foreign private issuer incorporated in Canada under the Business Corporations Act (Ontario) that is listed on the NASDAQ, the Registrant is permitted by the NASDAQ to follow certain corporate governance practices applicable to Canadian issuers under the corporate and securities laws of Canada.

The Registrant is, however, required by the NASDAQ to disclose any significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under the NASDAQ’s corporate governance standards. The following is a summary of the significant ways in which the Registrant’s corporate governance practices differ from those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance standards, as described below.

Shareholder Meeting Quorum Requirement: Rule 5620(c) of the NASDAQ Stock Market Rules requires that the minimum quorum requirement for a shareholder meeting is 33.33% of the outstanding common shares. The Registrant follows applicable Canadian laws with respect to quorum requirements. The Registrant’s quorum requirement is set forth in its by-laws, and requires (i) with respect to the appointment of a chairman of the meeting and adjourning a meeting, any two voting persons and (ii) with respect to all other purposes, at least two voting persons present and authorized to cast in the aggregate not less than 10% of the total number of votes attaching to all shares carrying the right to vote at the meeting.

Shareholder Approval in Connection with Certain Transactions: Rule 5635 of the NASDAQ Stock Market Rules requires listed companies to obtain shareholder approval prior to certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. The Registrant does not follow Rule 5635. Instead, the Registrant complies with applicable Toronto Stock Exchange rules and applicable Canadian corporate and securities regulatory requirements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of our agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the Registrant’s file number.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORDIA HEALTHCARE CORP.

/s/ Mark Thompson
Name:	Mark Thompson
Title:	Chief Executive Officer

Date: March 23, 2016

EXHIBIT INDEX

Exhibit	Description

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form for the fiscal year ended December 31, 2015

99.6	Audited consolidated financial statements and notes thereto as at and for the years ended December 31, 2014 and 2015 and Independent Auditors’ Reports thereon

99.7	Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 dated March 23, 2016

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Collins Barrow Toronto LLP