Form 40-F
period 2016-12-31
Concordia International Corp.
filed 2017-03-16
CIK 1642271

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2016
Commission File Number: 001-37413

Concordia International Corp.
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
Common Shares: 51,089,556
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
☐  Yes            ☐  No

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The disclosure provided under the heading “Internal Control Over Financial Reporting and Disclosure Controls and Procedures” on page 38 of Exhibit 99.7 to this annual report on Form 40-F, the Registrant’s “Management’s Discussion and Analysis for the fiscal year ended December 31, 2016 dated March 15, 2017”, is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure provided under the heading “Management’s Report on Internal Control Over Financial Reporting” on page 3 of Exhibit 99.6 to this annual report on Form 40-F, the Registrant’s “Audited consolidated financial statements and notes thereto for the fiscal years ended December 31, 2015 and 2016 and Independent Auditor’s Report thereon”, is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The disclosure provided under the heading “Independent Auditor’s Report” on page 4 and 5 of Exhibit 99.6 to this annual report on Form 40-F, the Registrant’s “Audited consolidated financial statements and notes thereto for the fiscal years ended December 31, 2015 and 2016 and Independent Auditor’s Report thereon”, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Rochelle Fuhrmann, Jordan Kupinsky and Patrick Vink, members of the Audit Committee, each qualify as an audit committee financial expert (as defined in Form 40-F under the Exchange Act) and are independent as defined under the corporate governance rules of the NASDAQ Global Select Market® (the “NASDAQ”). The SEC has indicated that the designation of each of Rochelle Fuhrmann, Jordan Kupinsky and Patrick Vink as an audit committee financial expert does not make any one of them an “expert” for any purpose, impose any duties, obligations or liability on any one of them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES AND AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The disclosure provided under the headings “Pre-Approval Policies and Procedures” and “External Auditor Service Fees” contained on page 43 of Exhibit 99.5 to this annual report on Form 40-F, the Registrant’s “Annual Information Form for the fiscal year ended December 31, 2016, dated March 15, 2017”, is incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The tabular disclosure of the Registrant’s present and future obligations as at December 31, 2016 provided under the heading “Contractual Obligations and Purchase Consideration” on page 27 of Exhibit 99.7 to this annual report on Form 40-F, the Registrant’s “Management’s Discussion and Analysis for the fiscal year ended December 31, 2016 dated March 15, 2017”, is incorporated by reference herein.

FORWARD LOOKING STATEMENTS

Certain statements in the documents incorporated by reference in this annual report on Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please see “Forward-looking Statements” on pages 2 to 4 of Exhibit 99.7 to this annual report on Form 40-F, the Registrant’s “Management’s Discussion and Analysis for the fiscal year ended December 31, 2016 dated March 15, 2017”, incorporated by reference herein and see “Cautionary Note Regarding Forward-Looking Information” on pages 4 to 6 of Exhibit 99.5 to this annual report on Form 40-F, the Registrant’s “Annual Information Form for the fiscal year ended December 31, 2016, dated March 15, 2017”, incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant is required by Canadian law to have an audit committee. The members of the audit committee at the year-ended December 31, 2016, were Rochelle Fuhrmann, Jordan Kupinsky and Patrick Vink.
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

CONCORDIA INTERNATIONAL CORP.

/s/ Edward Borkowski
Name:	Edward Borkowski
Title:	Chief Financial Officer
Date: March 15, 2017

EXHIBIT INDEX

Exhibit	Description

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Annual Information Form for the fiscal-year ended December 31, 2016, dated March 15, 2017

99.6	Audited consolidated financial statements and notes thereto for the fiscal years ended December 31, 2015 and 2016 and Independent Auditor’s Report thereon

99.7	Management’s Discussion and Analysis for the fiscal year ended December 31, 2016 dated March 15, 2017

99.8	Consent of PricewaterhouseCoopers LLP