Form 20-F
period 2017-12-31
Concordia International Corp.
filed 2018-03-08
CIK 1642271

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)

[ ]	REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OFTHE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUALREPORT PURSUANTTO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 001- 37413
Concordia International Corp.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Ontario, Canada
(Jurisdiction of incorporation or organization)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

David Price, Chief Financial Officer; Tel (905) 842-5150; Fax: (905) 842-5154
277 Lakeshore Road East, Suite 302, Oakville, Ontario, Canada L6J 1H9
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, No Par Value	Nasdaq Global Select

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not Applicable

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[ ]	Yes	[X]	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[ ]	Yes	[X]	No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X]	Yes	[ ]	No
Indicate by check mark whether the Registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

[X]	Yes	[ ]	No
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ X ]	Non-accelerated filer	[ ]	Emerging growth company	[ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [ ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued Other [ ] by the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes [ ]    No [X]

[3]

GLOSSARY OF TERMS
In addition to terms defined elsewhere in this Annual Report, the following are defined terms used in this Annual Report:

2016 Notes	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
2016 Note Guarantors	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
2016 Note Purchase Agreement	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
2016 Note Indenture	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
2016 Note Purchase Underwriters	means a syndicate of underwriters led by Goldman, Sachs & Co.
2016 Strategic Review	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
AG	means authorized generic.
AMCo
means Amdipharm Mercury Limited, which legal entity was put into liquidation on December 16, 2016 in connection with the legal entity rationalization completed on December 16, 2016, as more fully described under the heading “History and Development of the Company - General Development of the Business - Internal Reorganization” in this Annual Report. Upon its liquidation, all of AMCo’s assets were acquired and liabilities were assumed by its parent company, Concordia Investments (Jersey) Limited.

AMCo Acquisition
has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Significant Acquisitions – AMCo” in this Annual Report.

AMCo Acquisition Closing Date
has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Significant Acquisitions – AMCo” in this Annual Report.

AMCo Equity Offering
has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Equity Financing Transactions” in this Annual Report.

AMCo Equity Underwriters
means a syndicate of underwriters led by Goldman, Sachs & Co. and RBC Capital Markets, as lead book running managers, and Credit Suisse Securities (USA) LLC and Jeffries LLC, as additional book running managers.

AMCo GBP Term Loan	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
AMCo Guarantors	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
AMCo Lenders	means Goldman Sachs Bank USA, Credit Suisse Securities (USA) LLC, Jefferies LLC, and RBC Capital Markets.
AMCo Notes	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
AMCo Note Indenture	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
AMCo Note Purchase Agreement	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
AMCo Note Purchase Underwriters	means Goldman Sachs & Co, Credit Suisse Securities (USA) LLC, Jeffries LLC, RBC Capital Markets, LLC.
AMCo SPA
has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Significant Acquisitions – AMCo” in this Annual Report.

AMCo Term Loans	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
AMCo Underwriting Agreement
has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Equity Financing Transactions” in this Annual Report.

AMCO USD Term Loan	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business – Funding Arrangements” in this Annual Report.
AMCo Vendors
has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Significant Acquisitions – AMCo” in this Annual Report.

Amneal	means Amneal Pharmaceuticals LLC.
ANDA	means the Abbreviated New Drug Application.
Annual Report	means this annual report on Form 20-F dated, March 8, 2018.

[4]

Anti-Kickback Statutes	means the United States federal Foreign Corrupt Practices Act and the United States federal Anti-Kickback Statute.
Audit Committee	has the meaning ascribed to that term in Item 6.A, under the heading "Director and Senior Management - Statement of Corporate Governance Practices - Committees of the Board" in this Annual Report.
August Swap Agreement	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
BIA	means the Bankruptcy and Insolvency Act.
BD	means Becton, Dickinson and Company.
Board	means the board of directors of the Company.
Brexit	means the national referendum held in the UK on June 23, 2016, during which the UK voted to withdraw from the EU.
Bridge Facilities	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
Bridge Loan Agreements	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
By-law	has the meaning ascribed to that term in Item 10.B, under the heading “Memorandum and Articles of Association - Advance Notice By-Law” in this Annual Report.
CID	means an FTC civil investigative demand.
CBCA	means the Canada Business Corporation Act.
CBCA Order	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - Corporate Structure - Restructuring and Capital Realignment” in this Annual Report.
CBCA Proceedings	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - Corporate Structure - Restructuring and Capital Realignment” in this Annual Report.
CCAA	means the Companies' Creditors Arrangement Act.
CEO	means the Chief Executive Officer.
CFO	means the Chief Financial Officer.
CID	means a Civil Investigative Demand issued by the FTC.
Cinven	means Cinven Capital Management (V) General Partner Limited and limited partnerships comprising the Fifth Cinven Fund.
CLI
means Concordia Laboratories Inc., a société à responsabilité limitée (private limited liability company) duly continued and validly existing under the laws of the Grand-Duchy of Luxembourg which, from time to time, conducts business by way of its Barbados branch, an external company registered under the laws of Barbados and licensed as an international business company carrying on business at 5 Canewood Business Centre, St. Michaels, Barbados, BB 11005.

CMA	means the UK Competition and Markets Authority.
CMO	means contract manufacturing organizations.
Code	means the United States Bankruptcy Code.
Common Shares	means the common shares in the capital of the Company.
Concordia North America	means the Company’s North American reportable operating segment focused on the acquisition, management and sale of pharmaceutical products.
Concordia Private Co.	means Concordia Healthcare Inc., which was a corporation organized under the OBCA and which was amalgamated with and into the Company on January 1, 2016.
Company or Concordia	means Concordia International Corp., and unless the context otherwise requires, includes each of the subsidiaries of Concordia International Corp.
Court	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - Corporate Structure - Restructuring and Capital Realignment” in this Annual Report.
Covis
has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Significant Acquisitions – Covis Portfolio” in this Annual Report.

Covis Acquisition
has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Significant Acquisitions – Covis Portfolio” in this Annual Report.

Covis APA
has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Significant Acquisitions – Covis Portfolio” in this Annual Report.

Covis Bank Facilities	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
Covis Credit Agreement	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
Covis Equity Offering
has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Equity Financing Transactions” in this Annual Report.

[5]

Covis Equity Underwriters	means RBC Dominion Securities Inc., TD Securities Inc. and GMP Securities L.P.
Covis Lenders	means the Royal Bank of Canada, Morgan Stanley Senior Funding, Inc., TD Securities (USA) LLC, GE Capital Markets, Inc., Fifth Third Bank and certain other lenders party to the Covis Credit Agreement.
Covis Portfolio
has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Significant Acquisitions – Covis Portfolio” in this Annual Report.

Covis Notes	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
Covis Note Indenture	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
Covis Note Purchase Agreement	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
Covis Note Purchase Underwriters	means RBC Capital Markets, LLC, Morgan Stanley & Co. LLC and TD Securities (USA) LLC.
Covis Revolving Facility	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
Covis Subscription Receipt Agreement
has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Equity Financing Transactions” in this Annual Report.

Covis Subscription Receipts
has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Equity Financing Transactions” in this Annual Report.

Covis Term Facility	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
Covis Underwriting Agreement
has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Equity Financing Transactions” in this Annual Report.

CPI
means Concordia Pharmaceuticals Inc., a société à responsabilité limitée (private limited liability company) duly continued and validly existing under the laws of the Grand-Duchy of Luxembourg which, from time to time, conducts business by way of its Barbados branch, an external company registered under the laws of Barbados and licensed as an international business company carrying on business at 5 Canewood Business Centre, St. Michaels, Barbados, BB 11005.

Currency Swaps	has the meaning ascribed to that term in Item 4.A, under the heading "History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
DSUs or Deferred Share Units	has the meaning ascribed to that term in Item 6.E, under the heading “Share Ownership - Description of Capital Structure - Long Term Incentive Plan” in this Annual Report.
DSU Participant	has the meaning ascribed to that term in Item 6.E, under the heading “Share Ownership - Description of Capital Structure - Long Term Incentive Plan” in this Annual Report.
DSU Termination Date	has the meaning ascribed to that term in Item 6.E, under the heading “Share Ownership - Description of Capital Structure - Long Term Incentive Plan” in this Annual Report.
EMA	means the European Medicines Agency, a decentralized agency of the EU.
EPS	means earnings per share.
EU	means the European Union.
Equity Bridge Loans	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
Existing Credit Agreement	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
Extended Bridge Loans	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
Extension Period	has the meaning ascribed to that term in Item 6.E, under the heading “Share Ownership - Description of Capital Structure - Long Term Incentive Plan” in this Annual Report.
Fair Market Value
means, with respect to a Common Share on any date, the weighted average trading price of the Common Shares on the TSX for the five days on which Common Shares were traded immediately preceding that date.

FDA	means the United States Food and Drug Administration.
Financial Statements	has the meaning ascribed to that term under the heading “General Matters” in this Annual Report.
Final Vesting Date	has the meaning ascribed to that term in Item 6.E, under the heading “Share Ownership - Description of Capital Structure - Long Term Incentive Plan” in this Annual Report.
Forest Labs	means Forest Laboratories, Inc.
forward-looking statements	has the meaning ascribed to that term under the heading “Cautionary Note Regarding Forward-Looking Information” in this Annual Report.
FTC	means the U.S. Federal Trade Commission.
GDPR	means the EU General Data Protection Regulation.

[6]

Governance Agreement	has the meaning ascribed to that term in Item 7.A, under the heading “Major Shareholders” in this Annual Report.
HMO	means health maintenance organizations.
HRCC	has the meaning ascribed to that term in Item 6.A, under the heading "Director and Senior Management - Statement of Corporate Governance Practices - Committees of the Board" in this Annual Report.
HSMSCA	means the U.K. Health Service Medical Supplies (Costs) Act 2017.
IASB	has the meaning ascribed to that term under the heading “General Matters” in this Annual Report.
IFRS	has the meaning ascribed to that term under the heading “General Matters” in this Annual Report.
IFRS 3	has the meaning ascribed to that term in Item 5.A., under the heading "Operating Results - Balance Sheet Analysis" in this Annual Report.
IFRS 13	has the meaning ascribed to that term in Item 5.A., under the heading "Operating Results - Balance Sheet Analysis" in this Annual Report.
Indemnified Persons	has the meaning ascribed to that term in Item 7.B., under the heading "Related Party Transaction - Agreements with Directors and Officers" in this Annual Report.
indirect customers	has the meaning ascribed to that term under Item 5.A, under the heading "Operating Results - Critical Accounting Policies and Estimates" in this Annual Report.
IPRD	means in-process research and development.
IRS	means the U.S. Internal Revenue Service.
ITA	means the Income Tax Act (Canada).
LIBOR	means the London Interbank Offered Rate.
LTI	means Long Term Incentives.
LTIP or Long Term Incentive Plan	has the meaning ascribed to that term in Item 6.E, under the heading “Share Ownership - Description of Capital Structure - Long Term Incentive Plan” in this Annual Report.
Management	means management of the Company.
Method	means Method Pharmaceuticals, LLC
MCO	means managed care organization.
MHRA	means the UK Medicines and Healthcare products Regulatory Agency.
Moody’s	means Moody’s Investor Services, Inc.
Nasdaq or NASDAQ	means the Nasdaq Global Select Market®.
NCGC	means the Company's Nominating and Corporate Governance Committee, as appointed by the Board from time to time.
NI 58-101	means National Instrument 58-101 - Corporate Governance.
NEO	has the meaning ascribed to such term in Item 6, under the heading "Directors, Senior Management and Employees - Named Executive Officers" in this Annual Report.
NEX	means the NEX board of the TSX-V.
NDA	means new drug application, being a formal proposal to the FDA to approve a new pharmaceutical for sale and marketing in the United States.
NHS	means the U.K. National Health Services.
NHSA	means the UK National Health Services Act, 2006, as amended from time to time.
NCGC	has the meaning ascribed to that term in Item 6.A, under the heading "Director and Senior Management - Statement of Corporate Governance Practices - Committees of the Board" in this Annual Report.
November Swap Agreement	has the meaning ascribed to that term in Item 4.A, under the heading “ History and Development of the Company - General Development of the Business - Funding Arrangements” in this Annual Report.
NSCLC	means non small cell lung cancer.
OBCA	means the Business Corporations Act (Ontario).
Orphan Drugs	means the Company’s former orphan drugs reportable operating segment.
Par	means Par Pharmaceutical, Inc.
Par Agreements	has the meaning ascribed to that term in Item 3.D, under the heading“Risk Factors - Risk Factors Related to the Business of the Company” in this Annual Report.
PDT	means photodynamic therapy.
PFIC	has the meaning ascribed to that term in Item 10.E, under the heading “United States Federal Income Tax Considerations” in this Annual Report.
Plan of Arrangement	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - Corporate Structure - Restructuring and Capital Realignment" in this Annual Report.
PPACA	means the United States Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act and the Bipartisan Budget Act.
PPRS	means Pharmaceutical Price Regulation Scheme.
PPT	means Pharmaceutical Parallel Trade.

[7]

Proposed Recapitalization Transaction	has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - Corporate Structure - Restructuring and Capital Realignment" in this Annual Report.
Qualifying Transaction
has the meaning ascribed to that term in Item 4.A, under the heading “History and Development of the Company - Corporate Structure - Name, Address and Incorporation; Trading Market” in this Annual Report.

RedHill	means Redhill Biopharma Ltd.
Registration Rights Agreement	has the meaning ascribed to that term in Item 7.A, under the heading “Major Shareholders” in this Annual Report.
Robins	has the meaning ascribed to that term in Item 3.D, under the heading“Risk Factors - Risk Factors Related to the Business of the Company” in this Annual Report.
RSUs or Restricted Share Units	has the meaning ascribed to that term in Item 6.E, under the heading “Share Ownership - Description of Capital Structure - Long Term Incentive Plan” in this Annual Report.
RSU Participant	has the meaning ascribed to that term in Item 6.E, under the heading “Share Ownership - Description of Capital Structure - Long Term Incentive Plan” in this Annual Report.
S&P	means Standard & Poor’s Rating Services.
Sagent	means Sagent Pharmaceuticals, Inc.
SEC	means the U.S. Securities and Exchange Commission.
SEDAR	means the System for Electronic Document Analysis and Retrieval.
STIP	means the Short Term (Annual) Incentive Plan.
Stock Option Plan	has the meaning ascribed to that term in Item 6.E, under the heading “Share Ownership - Description of Capital Structure - Stock Option Plan” in this Annual Report.
Tax Treaty	has the meaning ascribed to that term in Item 10.E, under the heading “Canadian Federal Income Tax Considerations” in this Annual Report.
TSX	means the Toronto Stock Exchange.
TSX-V	means the TSX Venture Exchange.
UK	means the United Kingdom.
Units	has the meaning ascribed to that term in Item 6.E, under the heading “Share Ownership - Description of Capital Structure - Long Term Incentive Plan” in this Annual Report.
U.S. Holders	has the meaning ascribed to that term in Item 10.E, under the heading “United States Federal Income Tax Considerations” in this Annual Report.
U.S.	means the United States of America
U.S. Tax Code	has the meaning ascribed to that term in Item 10.E, under the heading “Canadian Federal Income Tax Considerations” in this Annual Report.
WAC	means wholesale acquisition costs.
WTW	means Willis Towers Watson.
Zonegran Licensing Agreement	has the meaning ascribed to that term in Item 4.B, under the heading “Business Overview - Concordia North America - Intellectual Property” in this Annual Report.

[8]

GENERAL MATTERS
Unless otherwise stated, the information in this Annual Report is stated as of December 31, 2017, and all references to the Company’s fiscal year are to the year ended December 31, 2017. In this Annual Report, the Company and its subsidiaries are collectively referred to as the “Company” or “Concordia”, unless the context otherwise requires.
Information contained on, or otherwise accessed through, the website of the Company, www.concordiarx.com, or any of its subsidiaries’ websites (including, but not limited to, www.concordiarxinternational.com) shall not be deemed to be a part of this Annual Report and such information is not incorporated by reference herein and should not be relied upon by readers for the purpose of determining whether to invest in the Common Shares (as defined herein) or any other securities of the Company.
Unless otherwise indicated, all charts, graphs, tables and figures are prepared by the Company’s management.
Glossary
This Annual Report includes a comprehensive glossary of terms under the heading "Glossary of Terms". Capitalized terms not otherwise defined in the body of this Annual Report shall have the meanings ascribed to such terms in the glossary.
Trademarks
This Annual Report includes trademarks that are protected under applicable intellectual property laws and are the property of the Company or its affiliates or licensors. Solely for convenience, the trademarks of the Company or its affiliates and/or licensors referred to in this Annual Report may appear with or without the ® or ™ symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this Annual Report are the property of their respective owners.
Financial Information and Currency
This Annual Report contains consolidated operating results and cash flows for the years ended December 31, 2017, 2016 and 2015 and the Company's balance sheets as at December 31, 2017 and 2016. This Annual Report was prepared as of March 8, 2018 and should be read in conjunction with the audited consolidated financial statements and the notes thereto as at December 31, 2017 and 2016, and for the years ended December 31, 2017 and 2016 and 2015 (collectively, the "Financial Statements"). Financial information in this Annual Report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and amounts are stated in thousands of USD, which is the reporting currency of the Company, unless otherwise noted.
The Company uses the United States dollar as its reporting currency. All references to “$” or “USD” in this Annual Report refer to United States dollars, unless otherwise indicated. All references to “C$” in this Annual Report refer to Canadian dollars. All references to “£” or “GBP” in this Annual Report refer to the UK pound sterling. All references to “€” in this Annual Report refer to the EU euro.
Certain prior period financial information has been reclassified to conform with the current period presentation.
The significant exchange rates used in the translation to the reporting currency are:

As at, and for the periods ended:	US$ per Great British pound (£)
	Spot	Average
October 21, 2015 to December 31, 2015	1.4745	1.5042
January 1, 2016 to March 31, 2016	1.4395	1.4321
April 1, 2016 to June 30, 2016	1.3395	1.4354
July 1, 2016 to September 30, 2016	1.3008	1.3136
October 1, 2016 to December 31, 2016	1.2305	1.2438
January 1, 2017 to March 31, 2017	1.2489	1.2387
April 1, 2017 to June 30, 2017	1.3004	1.2781
July 1, 2017 to September 30, 2017	1.3402	1.3088
October 1, 2017 to December 31, 2017	1.3494	1.3276
Market Data
This Annual Report contains certain statistical data, market research and industry forecasts that were obtained, unless otherwise indicated, from independent industry and government publications and reports or are based on estimates derived from such publications and reports and management’s knowledge of, and experience in, the markets in which the Company operates. Industry and government publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not

[9]

guarantee the accuracy and completeness of their information. While the Company believes this data to be reliable, market and industry data is subject to variation and cannot be verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. The Company has not independently verified the accuracy or completeness of such information contained herein. In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industry in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those risks described under Item 3.D, under the heading “Key Information - Risk Factors” in this Annual Report.

[10]

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
Certain statements contained in this Annual Report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”), which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of the Company’s management. Statements concerning the Company’s objectives, goals, strategies, intentions, plans, beliefs, assumptions, projections, predictions, expectations and estimates, and the business, operations, future financial performance and condition of the Company are forward-looking statements. This Annual Report uses words such as "believe," "expect," "anticipate," "estimate," "intend," "may," "will," "would," "could," "plan," "create," "designed," "predict," "project," "seek," "ongoing," "increase" and similar expressions and the negative and grammatical variations of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of the Company’s management based on information currently available to them, and are based on assumptions and subject to risks and uncertainties. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, this Annual Report may contain forward-looking statements attributed to third-party industry sources.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other characterizations of future events or circumstances that constitute forward-looking statements will not occur. Such forward-looking statements in this Annual Report speak only as of the date of this Annual Report. Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to:

•
the ability of the Company to compete against companies that are larger and have greater financial, technical and human resources than that of the Company, as well as other competitive factors, such as technological advances achieved, patents obtained and new products introduced by competitors;

•	the performance of the Company’s business and operations;

•	the Company’s capital expenditure programs;

•	the future development of the Company, its growth strategy (including, but not limited to, its "DELIVER" strategy) and the timing thereof;

•	the acquisition strategy of the Company;

•	the Company’s ability to achieve all of the estimated synergies from its acquisitions as a result of cost reductions and/or integration initiatives;

•	the estimated future contractual obligations of the Company;

•	the Company’s future liquidity and financial capacity;

•	the Company’s ability to satisfy its financial obligations in future periods;

•	the supply and market changes in demand for pharmaceutical products within the Company’s portfolio of pharmaceutical products;

•	cost and reimbursement of the Company’s products;

•	expectations regarding the Company’s ability to raise capital and/or restructure its capital structure;

•
the availability and extent to which the Company’s products are reimbursed by government authorities and other third party payors, as well as the impact of obtaining or maintaining such reimbursement on the price of the Company’s products;

•	the Company's business priorities, long-term growth strategy and/or stabilization programs or initiatives;

•	changes in regulatory rules or practices in the U.S., UK or in other jurisdictions in which the Company sells products;

•
changes in prescription recommendations or behaviours by clinical commissioning groups or other healthcare groups in the U.S., UK, or in any other jurisdictions in which the Company sells its products;

•
the inclusion of the Company’s products on formularies or clinical commissioning groups providing guidance to prescribe the Company’s products or the Company's ability to achieve favourable formulary or clinical commissioning group status, as well as the impact on the price of the Company’s products in connection therewith;

•	the acquisition, in-licensing and/or launch of new products including, but not limited to, the acceptance and demand for new pharmaceutical products, and the impact of competitive products and prices;

•	the market size for the Company's products including, without limitation, its pipeline products;

•	the Company's intention to reduce its debt;

•	the Company's intention to realign its capital structure and the timing thereof;

•	the Company's filing with the Court and the CBCA Order;

•	the CBCA process staying certain defaults under the Company's agreements, including its debt agreements;

•	the ability of the Company to operate its business and satisfy its obligations to service providers, employees, suppliers and contractors in the ordinary course during the CBCA Proceedings; and

[11]

•	the going concern nature of the Company.

With respect to the forward-looking statements contained in this Annual Report, such statements are subject to certain risks, including those risks set forth below and in Item 3.D, under the heading "Key Information - Risk Factors" in this Annual Report. Factors that may cause actual results to differ materially from current expectations include:

•	the ability of the Company to realign its capital structure and the timing thereof;

•	the ability of the Company to significantly reduce its debt and interest payments, and the terms of any such reduction;

•	the CBCA process enabling the Company to stay defaults under its and its subsidiaries agreements, including debt agreements;

•	third parties adhering to the CBCA Order under the CBCA process or not taking steps to violate such order;

•	the ability of the Company to operate in the ordinary course during the CBCA process, including with respect to satisfying obligations to service providers, suppliers, contractors and employees;

•	the CCAA or Chapter 11 process;

•	the ability of the Company to continue as a going concern;

•	the ability of the Company to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	alternatives available to the Company to strengthen the Company's capital structure;

•	the ability of the Company to achieve the Company's financial goals including with respect to the nature of any agreement with its lenders;

•	the ability of the Company to implement and successfully achieve its business priorities in order to stabilize the Company's business and financial condition;

•	the ability of the Company to create a financial foundation for the Company that will be able to support its long-term growth;

•	the Company's future liquidity position, and access to capital, to fund ongoing operations and obligations (including debt obligations);

•	future currency exchange and interest rates;

•	the ability of the Company to manage the rapid evolution of its business;

•	the ability of the Company to execute its long-term growth strategy and/or not being delayed in executing such strategy;

•	the impact of a further downgrade of the Company's corporate and debt ratings;

•	the ability of the Company to sustain or increase profitability, fund its operations with existing capital, and/or raise additional capital to fund its operations or future acquisitions;

•	litigation and regulatory investigations relating to the Company and its products;

•	the enforcement of anti-trust and competition laws;

•	the impact of regulatory or legislative influences on the pricing of the Company's pharmaceutical products;

•	the impact of social and political pressure to lower the cost of drugs;

•	the impact of the recently enacted HSMSCA on the Company's business, including, without limitation, on the pricing of the Company's products in the UK;

•
clinical commissioning groups and/or other healthcare groups in the markets in which the Company sells its products, including the United Kingdom and United States, making adverse prescribing recommendations against the Company's products;

•	the impact of healthcare reform on the Company's ability to sell its products profitably;

•	the governmental regulation of the markets in which the Company conducts its business;

•	the impact of legislation and regulations governing public companies such as the Company;

•	the competitive forces in the generic drug market;

•	the ability of the Company to maintain and enforce the protection afforded by any patents or other intellectual property rights;

•	potential competition to the Company's pharmaceutical products, including competition created by PPT;

•	the regulatory environment in respect of Donnatal®;

•	the ability of the Company to acquire or in-license any necessary technology, products or businesses and effectively integrate such acquisitions or such in-licensed technology or products;

•	the Company's ability to achieve all of the estimated synergies from its acquisitions as a result of cost reductions and/or integration initiatives;

•	reliance on third party contract manufacturers to manufacture the Company's products on favourable terms;

•	reliance on third party distributors to distribute the Company's products on favourable terms;

•	the ability of the Company to maintain its distribution networks and distribute its products effectively despite significant geographical expansion;

•	the successful licensing of products to third parties or to the Company, as applicable, to market and distribute such products on terms favourable to the Company;

•	reliance on development partners to develop the Company's products;

[12]

•	the impact of the Company being treated as a "passive foreign investment company" under the U.S. Internal Revenue Code;

•	the tax treatment of the Company and its subsidiaries and the materiality of legal and regulatory proceedings;

•	the impact on the Company of defending against product liability claims;

•	the ability to enforce judgments against the Company's foreign subsidiaries and directors and officers;

•	the ability of the Company to retain members of the senior management team, including but not limited to, the officers of the Company;

•
the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and efficient manner (particularly in light of the Company's efforts to restructure its debt obligations);

•	the ability of the Company to obtain necessary approvals for commercialization of the Company's products from the FDA, the MHRA, the EMA or other regulatory authorities;

•	the ability of the Company to successfully market its products and services;

•	the timely receipt of any required regulatory approvals, including in respect of the Company's restructuring process;

•	the general economic, financial, market and political conditions impacting the industry and countries in which the Company operates;

•	the application of "fraud and abuse" laws, anti-bribery laws, privacy laws and securities regulations to the Company and its employees, including, but not limited to the EU GDPR;

•	the general regulatory environment in which the Company operates, including the areas of taxation, environmental protection, consumer safety and health regulation;

•	the inclusion in formularies developed by MCOs and other organizations;

•	the ability of the Company to adapt to shifting market trends such as consolidation;

•	the development and clinical testing of products under development;

•	reliance on development partners to develop the Company's products;

•	the ability of the Company to maintain key partnerships, and licensing and partnering arrangements, now and in the future;

•	the impact of the entry of competitive products, including the timing of the entry of such products in the market place;

•	the availability of raw materials and finished products necessary for the Company's products;

•	the ability of the Company to compete for future acquisitions and in-licensing of products;

•	the impact of the publication of negative results of studies or clinical trials;

•	the ability of the Company to conduct operations in a safe, efficient and effective manner;

•	the results of continuing and future safety and efficacy studies by industry and government agencies related to the Company's products;

•	the implementation and compliance with internal controls and procedures;

•	the impact of rising insurance costs and the risk of loss not covered by insurance;

•	the ability of Cinven, a significant shareholder, to influence certain corporate actions;

•	the impact of impairments of the Company's assets;

•	the impact of Brexit on the Company and its Common Shares;

•	the consequences of a data security breach and the disclosure of confidential information;

•	the risks surrounding cyber security, including the Company's inappropriate use of social media; and

•
the Company's operating results, financial condition and financial forecasts may fluctuate from period to period for a number of reasons, including as a result of events or occurrences disclosed in the Company's public filings (including, without limitation, in Item 3.D, under the heading "Key Information - Risk Factors" in this Annual Report). As a result, the Company believes that quarter-to-quarter comparisons of results from operations or financial forecasts, or any other similar period-to-period comparisons, should not be construed as reliable indicators of the Company's future performance. The events or occurrences described in the Company's public filings, including, without limitation, in Item 3.D, under the heading "Key Information - Risk Factors" in this Annual Report, may cause the Company's operating results and/or financial forecasts to fluctuate and such events or occurrences could have a material adverse effect on the Company's business, financial condition and results of operations. In any period, the Company's results may be below the expectations of market analysts and investors, which could cause the trading price of the Company's securities to decline.

Forward-looking statements contained in this Annual Report are based on the key assumptions described herein. Readers are cautioned that such assumptions, although considered reasonable by the Company, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this Annual Report as a result of numerous known and unknown risks and uncertainties and other factors. The Company cannot guarantee future results.

Risks related to forward-looking statements include those risks referenced herein and in the Company’s other filings with the Canadian Securities Regulators and the SEC. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Annual Report include, but are not limited to, the risk factors described above and included in Item 3.D, under the heading "Key Information - Risk Factors" in this Annual Report.

[13]

Forward-looking statements contained in this Annual Report are based on the Company’s current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. Management has included the summary of assumptions and risks related to forward-looking statements included in this Annual Report for the purpose of assisting the reader in understanding management’s current views regarding those future outcomes. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Company nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements contained herein.

Such forward-looking statements are made as of the date of this Annual Report and the Company disclaims any intention or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

All of the forward-looking statements made in this Annual Report are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.

Actual results, performance or achievements could differ materially from those expressed in, or implied by, any forward-looking statement in this Annual Report, and, accordingly, investors should not place undue reliance on any such forward-looking statement. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for the Company’s management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement contained in this Annual Report.

See Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report for a further discussion on the Company’s financial position, liquidity and future outlook.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

Not applicable.

B. Advisors

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

The following information is only selected information and should be read in conjunction with Item 5, "Operating and Financial Review and Prospects", and Concordia's audited consolidated financial statements and their notes included elsewhere in this Annual Report, as well as the other financial information included herein. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

A.SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for the Company for each of the last five (5) fiscal years ended December 31, 2013 through December 31, 2017. The data has been derived from the audited consolidated financial statements of the Company for each such year. The information herein should be read in conjunction with the Company's historical financial statements and the notes thereto included elsewhere in this Annual Report, including, but not limited to, the Financial Statements.

[14]

(See Item 5, under the heading "Operating and Financial Review and Prospects" and Item 18, under the heading "Financial Statements" in this Annual Report for additional information pertaining to the Company's finances).

The selected consolidated financial information set out below may not be indicative of the Company's future performance.

For the year ended (in $000’s, except per share amounts)	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Revenue	626,169	816,159	394,224	104,941	40,447
Net income (loss) from continuing operations	(1,590,735)	(1,314,093)	(29,425)	8,895	2,431
Net income (loss), including discontinued operations	(1,590,735)	(1,315,694)	(31,568)	11,590	2,431

Total assets	2,322,335	3,731,574	5,282,259	592,700	170,765
Net assets	(1,910,513)	(377,573)	1,156,208	257,550	61,522
Total long-term liabilities	141,844	3,686,088	3,616,679	253,341	33,138
Capital stock	1,283,083	1,277,175	1,274,472	247,035	57,521
Number of shares	51,282,901	51,089,556	50,994,397	28,861,239	17,985,889

Earnings (loss) per share, from continuing operations
Basic	(31.10)	(25.76)	(0.81)	0.34	0.38
Diluted	(31.10)	(25.76)	(0.81)	0.33	0.38

Earnings (loss) per share, including discontinued operations
Basic	(31.10)	(25.79)	(0.87)	0.45	0.38
Diluted	(31.10)	(25.79)	(0.87)	0.43	0.38

Dividends per share(1)	—	0.15	0.30	0.30	0.30

Amounts shown above are results from continuing operations, excluding discontinued operations, except for total assets, net assets and total long-term liabilities amounts, unless otherwise noted.

Notes:
(1) The Company made dividend payments on a quarterly basis representing a $0.075 per Common Share distribution each quarter. Dividends per share for the year ended December 31, 2016 reflect dividends distributed for the first quarter and second quarter of 2016, prior to the Board's decision to suspend dividend payments on August 11, 2016.

B.CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D.    RISK FACTORS
The following sets forth certain risks and uncertainties that could have a material adverse effect on the Company's business, financial condition and results of operations and the trading price of the Common Shares, which could decline, and investors may lose all or part of their investment. Additional risks and uncertainties of which the Company currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company's business, financial condition and results of operations. The Company cannot assure you that it will successfully address any or all of these risks. The risks described below describe certain currently known material factors, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks.
Risk Factors Related to the CBCA Proceedings

[15]

Future liquidity and operations of the Company are dependent on the ability of the Company to realign its capital structure, and such actions may have an adverse effect on the Company's business, financial condition and results of operation.
During the year ended December 31, 2017, the Company announced as part of its long-term "DELIVER" strategy an objective to realign its capital structure, which includes an intention to significantly reduce the Company’s existing secured and unsecured debt obligations. On October 20, 2017, as part of the Company’s efforts to realign its capital structure, the Company and one of its wholly-owned direct subsidiaries commenced a court proceeding under the CBCA. The CBCA is a Canadian corporate statute that includes provisions that allow Canadian corporations to restructure certain debt obligations, and is not a bankruptcy or insolvency statute. The CBCA Order issued by the Court, provides a stay of proceedings filed by any third party that is party to or a beneficiary of any loan, note, commitment, contract or other agreement with the Company or any of its subsidiaries, including the Company's debtholders against the Company or its subsidiaries arising out of any loan, note, commitment, contract or other agreement with the Company or any of its subsidiaries.Under the CBCA Proceedings, such parties are stayed from exercising any rights or remedy or any proceeding, including, without limitation, terminating, demanding, accelerating, setting-off, amending, declaring in default or taking any other action under or in connection with any loan, note, commitment, contract, or other agreement of the Company and its subsidiaries on the terms set out in the CBCA Order. The CBCA Order provides for this stay until such time as the stay is modified or removed by the Court. If the Company does not complete the realignment of its capital structure through the CBCA Proceedings described in Item 4.A, under the heading "History and Development of the Company - General Development of the Business - Funding Arrangements" in this Annual Report, it will be necessary to pursue other restructuring strategies, which may include, among other alternatives, proceedings under the CCAA and / or a filing under the Code.
In connection with the Company's efforts to realign its capital structure and as contemplated by the CBCA Proceedings, the Company elected to not make scheduled payments on the following debt obligations: (i) payments under the Covis Notes, (ii) payments under the AMCo Notes; and (iii) payments under the Extended Bridge Loans, which resulted in events of default under certain of the Company's debt agreements that are subject to the stay of proceedings granted by the Court. During the fourth quarter of 2017, and as a result of nonpayment of certain obligations under the Equity Bridge Loan, certain of the Company’s subsidiaries had insolvency or similar petitions filed against them in certain foreign jurisdictions. These petitions were withdrawn in November 2017, and the Company entered into a settlement agreement with the holders of the Equity Bridge Loans, pursuant to which all outstanding indebtedness (including, without limitation, principal, interest and fees) and other obligations under the Equity Bridge Loans were satisfied at a significant discount (the settlement amount paid by the Company being approximately $13 million) and were automatically and irrevocably discharged, terminated and released. In addition, as part of the CBCA Proceedings, the Company has terminated the $200 million revolving credit facility that was previously made available to the Company under the Existing Credit Agreement. This revolving loan had not been drawn upon. On October 20, 2017, the Company was notified by the counterparty to the Currency Swaps that one or more events of default occurred under the swap agreements as a result of the Company obtaining a preliminary interim order from the Court pursuant to the arrangement provisions of the CBCA. As a result of the foregoing, the counterparty to the Currency Swaps designated October 23, 2017, as the early termination date with respect to all transactions under the Currency Swaps. During the CBCA Proceedings, the Company has been and intends to continue to make scheduled ordinary course interest and amortization payments at non-default rates under its secured debt facilities, as applicable. (See Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report, for additional details relating to the CBCA Proceedings and the Company's capital realignment. See Item 4.A, under the heading "History and Development of the Company - General Development of the Business - Funding Arrangements" section of this Annual Report for additional details associated with events of default applicable under certain of the Company's debt agreements).
The commencement of the CBCA Proceedings resulted in an event of default under the Existing Credit Agreement, the 2016 Note Indenture, the AMCo Note Indenture and an event of termination under the the Currency Swaps, which defaults are subject to the stay of proceedings granted by the Court. In addition, as a result of the foregoing events of default, a cross default was triggered under the Covis Note Indenture governing the Covis Notes and the Extended Bridge Loans agreement, however any demand for payment of this debt has been stayed by the CBCA Order granted by the Court in connection with the CBCA Proceedings. On October 20, 2017, the counterparty to the Currency Swaps issued a notice of termination with an effective date of October 23, 2017. During the CBCA Proceedings, the Company has been and intends to continue to make interest payments on the purported termination amount of the Currency Swaps. The Company has not paid the purported termination amount. Any attempt by the Company's debtholders (or any other third parties) to lift, amend or violate this stay, or any order by the Court amending or removing this stay, would pose risks to the Company's liquidity and business operations and its efforts to realign its capital structure, and may require that the Company pursue other restructuring strategies, which may include, among other alternatives, proceedings under the CCAA and / or a filing under the Code.
Future liquidity and operations of the Company are dependent on the ability of the Company to develop, execute, garner sufficient support for, and obtain Court approval of a proposed plan to restructure its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. If the Company does not complete the realignment of its capital structure through the CBCA Proceedings described above, it will be necessary to pursue other restructuring strategies, which may include, among other alternatives, proceedings under the CCAA and / or a filing under the Code. The Company may not be able to restructure and reduce its debt obligations and this results in a material uncertainty that may cast substantial doubt upon the Company’s ability to continue as a going concern. If the Company is unable to continue as a going concern, or if proceedings are commenced under the CCAA or the

[16]

Code, shareholders of the Company may lose their entire investment and debtholders may lose some, substantially all or all of their investment.
Proceedings under the CCAA or the Code may result in risks and uncertainties to the Company's operations and adversely affect the Company's business, financial condition and results of operation.
Commencing proceedings under the CCAA or the Code would also create additional risks and uncertainties to the Company's operations and ability to execute its business strategy associated with bankruptcy cases. These risks include the following:

•	the Company's ability to develop, execute, garner sufficient support for, and confirm and consummate a restructuring plan;

•	the Company's ability to obtain and maintain normal payment and other terms with customers, vendors, and service providers;

•	risks associated with third party motions in such proceedings, which may interfere with the Company's business operations or its ability to propose and/or complete a restructuring plan;

•	the Company's ability to maintain contracts that are critical to the Company's operations;

•	the Company's ability to attract, motivate and retain management and other key employees;

•	the Company's ability to retain key vendors or secure alternative supply sources;

•	the Company’s ability to fund and execute its business plan;

•	negative effects and increased costs of a prolonged bankruptcy case; and

•	the Company's ability to obtain acceptable and appropriate financing.

In addition to these risks, it is possible that, should the Company commence proceedings under the CCAA or the Code, the Company's business could suffer from a long and protracted restructuring. Additionally, proceedings under the CCAA or the Code could pose additional restructuring costs on the Company. Further, negative publicity or events associated with the proceedings under the CCAA or the Code could affect the Company's relationship with its vendors or employees, which could adversely affect the Company's operations and financial conditions.
In certain circumstances, a reorganization case under the CCAA or the Code could be converted to a liquidation case under the BIA of Chapter 7 of the Code. In that event, a trustee would be appointed to liquidate the Company's assets and distribute them in accordance with the priority provisions of the BIA or the Code, as applicable.
Potential effect of any Proposed Recapitalization Transaction on relationships with third parties.
There can be no assurance as to the effect of any Proposed Recapitalization Transaction on the Company's relationships with its suppliers, customers, purchasers or contractors or lenders, nor can there be any assurance as to the effect on such relationships of any delay in the completion of the Proposed Recapitalization Transaction, or the effect of whether the Proposed Recapitalization Transaction is completed under the CBCA or pursuant to another procedure. To the extent that any of these events result in the tightening of payment or credit terms, increases in the price of supplied goods, or the loss of a major supplier, customer, purchaser or contractor, or of multiple other suppliers, customers, purchasers or contractors, this could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.
Risk Factors Related to the Business of the Company
There is substantial doubt about the Company's ability to continue as a going concern.
The Company's audited consolidated financial statements for the year ended December 31, 2017 were prepared under the assumption that the Company would continue its operations as a going concern. The Company has provided disclosure in Note 2 of its Financial Statements regarding a material uncertainty that may cast substantial doubt about the Company's ability to continue as going concern. The Company's independent registered public accounting firm has included a "going concern" emphasis of matter paragraph in its report on the Company's audited consolidated financial statements for the year ended December 31, 2017. Future liquidity and operations of the Company are dependent on the ability of the Company to restructure its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. If the Company does not complete the realignment of its capital structure through the CBCA process described elsewhere in this Annual Report and in Note 2 to the Financial Statements, it will be necessary to pursue other restructuring strategies, which may include, among other alternatives, proceedings under the CCAA and/or a filing under the Code. The Company may not be able to restructure and reduce its debt obligations and this results in a material uncertainty that may cast substantial doubt upon the Company's ability to continue as a going concern.
The Company has a significant amount of indebtedness and the Company may not be able to make payments in respect of or to restructure or refinance its indebtedness. The Company may be required to seek additional sources of financing to satisfy liquidity needs.
Since inception, the Company has expanded significantly through acquisitions to become an international pharmaceutical company with a large portfolio of products in the North American, United Kingdom and other international markets with a total of approximately $3.7 billion of debt. The Company currently faces significant challenges posed by the decline in its operating performance, high leverage and foreign exchange risks, in addition to the business environment challenges facing the Company in both the North American and international markets.

[17]

The Company's ability to restructure or refinance its debt will depend on a number of factors, including the capital markets and the Company's financial condition at such time, as well as the willingness of the Company's lenders to allow and support such restructuring or refinancing. The Company and the ratings of the Company’s debt securities have been, and may in the future be, downgraded by credit rating organizations, such as Moody's or S&P, which may have a material adverse impact on, among other things, the Company's ability to raise additional debt capital. Any refinancing of the Company's debt could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict its business operations.
The Company's use of its working capital and cash resources is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to the Company, by dividend, debt repayment or otherwise. The Company's subsidiaries may not be able to, or may not be permitted to, make distributions to enable it to make payments in respect of the Company's indebtedness. In the event that the Company does not receive distributions from its subsidiaries, it may be unable to make required payments under its debt obligations and/or make ordinary course payments in connection with its operations.
The Company's credit facilities and the agreements governing the Company's existing and future indebtedness may be secured by all or substantially all of the Company's undertaking, property (including intellectual property) and assets. The Company may be required to seek additional sources of financing to satisfy liquidity needs. (See Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report for a discussion of the liquidity risks facing the Company's business). These additional sources of financing may not be available on commercially reasonable terms or at all. Even if they are available, these financings may result in significant dilution to shareholders.
The Company's indebtedness could have important consequences to holders of the Common Shares. For example, the Company's indebtedness:

•
requires the Company to dedicate a substantial portion of its cash flow from operations to payments on the indebtedness, reducing the availability of cash flow to fund working capital, capital expenditures, development activity, acquisitions and other general corporate purposes;

•	increases the Company's vulnerability to adverse general economic or industry conditions;

•	limits the Company's flexibility in planning for or reacting to, changes in its business or the industries in which it operates;

•	limits the Company's ability to obtain additional financing in the future for working capital or other purposes;

•	places the Company at a competitive disadvantage compared to competitors that have proportionately less indebtedness;

•	results in increased sensitivity of overall cash flow and profitability to changes in interest rates; and

•	places certain limits or constraints on the Company's ability to pay dividends on its Common Shares.
The Company is exposed to fluctuations in currency exchange rates.
The Company operates in more than 90 countries and is subject to making and receiving payments in a number of currencies. The Company reports its financial results in U.S. dollars, but significant portions of the Company's costs and revenue streams may be denominated in currencies other than the U.S. dollar. To the extent that there are fluctuations in the U.S. dollar relative to other currencies, the Company's revenue and operating results may be negatively impacted, which could have a material adverse effect on the Company's business, financial condition and results of operations. Management monitors the exposure to foreign currency risk and regularly reviews its risk management strategies and all outstanding positions. Even though the Company has taken these steps, fluctuations in foreign exchange may still have a material adverse effect on the Company's business, financial condition and results of operations.
The Company has evolved at a very rapid pace and the Company may be unable to successfully manage and/or support further evolution.
Concordia Private Co. was formed in December 2012. Since 2013, Concordia, through its subsidiaries, has completed several acquisitions. The Company had no operations prior to acquiring Concordia Private Co. and Concordia Private Co. had no operations prior to acquiring certain assets in 2013. The Company's relatively brief operating history may make it difficult to evaluate its prospects for success and the ability of the Company to declare and pay cash dividends to its shareholders in the future. There is no assurance that the Company will be successful and the Company's operations and business may not be sustainable or may prove to be unsuccessful.
The Company's rapid evolution has put significant demands on its processes, systems and personnel. The Company has made and expects to make further investments in systems and internal control processes to help manage its ongoing evolution. If the Company is unable to successfully manage and/or support its rapid evolution and the challenges and difficulties associated with managing larger, more complex operations and its business, this could have a material adverse effect on the Company's business, financial condition and results of operations.
A further downgrade, suspension or withdrawal of the rating assigned by a credit rating organization to the Company or its debt instruments, if any, could cause the liquidity or market value of the Common Shares to decline.
The Company's various debt instruments have been rated by internationally recognized credit rating organizations and may in the future be rated by additional credit rating organizations. The Company cannot assure shareholders that any rating assigned will remain

[18]

for any given period of time or that a rating will not be further lowered or withdrawn entirely by a credit rating organization if, in that organization's judgment, circumstances relating to the basis of the rating, such as adverse changes in the Company's business, so warrant. During 2017, Moody's and S&P revised their credit ratings on the Company and its debt securities. For example, Moody's lowered the Company's corporate credit rating to "Ca" and S&P revised the Company's corporate credit rating to "SD." Any further downgrade, suspension or withdrawal of a rating by a credit rating organization (or any anticipated downgrade, suspension or withdrawal) could reduce the liquidity or market value of the Common Shares. Any future lowering of the Company's ratings may make it more difficult or more expensive for the Company to obtain additional financing. If any credit rating initially assigned to the Company or its debt instruments is subsequently lowered or withdrawn for any reason, shareholders may lose some or all of the value of their investment.
Even if any Proposed Recapitalization Transaction is successful, the Company may not be able to secure future additional financing.
Future liquidity and operations of the Company are dependent on the ability of the Company to restructure its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. If the Company does not complete the realignment of its capital structure through the CBCA Proceedings described herein, it will be necessary to pursue other restructuring strategies, which may include, among other alternatives, proceedings under the CCAA and / or a filing under the Code. The Company may not be able to restructure and reduce its debt obligations and this results in a material uncertainty that may cast substantial doubt upon the Company's ability to continue as a going concern.
In the event that the Proposed Recapitalization Transaction is successful, the Company may still need to raise additional funds through, among other ways, public or private debt or equity financings in order to: (i) fund ongoing operations; (ii) take advantage of opportunities, including expansion of the Company's business or the acquisition of complementary businesses; (iii) respond to competitive pressures; or (iv) repay debt and other obligations. There can be no assurance that the Company will be able to raise the additional funding, or to raise such funding on economic or commercially reasonable terms, that it needs to fund ongoing operations, carry out its growth objectives, respond to competitive pressures or to repay its debt or other obligations. The Company cannot predict the size of future issuances of Common Shares or other securities or the effect, if any, that future issuances and sales of such securities will have on the market price of the Common Shares or value of other securities of the Company. Sales or issuances of substantial numbers of Common Shares or other securities by the Company, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares or the value of other securities of the Company.
The Company is exposed to risks related to changes in interest rates.
The Company is exposed to risks related to changes in interest rates. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  During 2017, the United States and UK central banks increased their prime interest rates, and such interest rates could continue to increase during 2018 and beyond. Certain of the Company's debt bears interest at floating interest rates and, as a result, is subject to interest rate cash flow risk resulting from market fluctuations in interest rates, which in turn could have a material adverse effect on the Company's business, financial condition and results of operations.
The Company is subject to risks related to general commercial litigation, class actions, employment claims and other litigation claims, as well as potential administrative and regulatory actions, as part of its operations.
In the course of its business, the Company may be involved in general commercial claims related to the conduct of its business and the performance of its products and services, employment claims and other litigation claims and regulatory actions and the Company has and may in the future become subject to class action claims. Litigation resulting from these claims and investigations could be costly and time-consuming and could divert the attention of management and other key personnel from the Company's business and operations. The complexity of any such claims and investigations and the inherent uncertainty of commercial, class action, employment and other litigation and investigations increases these risks. In recognition of these considerations, the Company could suffer significant litigation expenses in defending any of these claims and investigations and may enter into settlement agreements. If the Company is unsuccessful in its defense of material litigation claims or regulatory investigations or is unable to settle the claims or regulatory investigations, the Company may be faced with significant monetary damage awards or other remedies against it, including injunctive relief or commitments with regulatory authorities that could have a material adverse effect on the Company's business, financial condition and results of operations. Administrative or regulatory actions against the Company or its employees could also have a material adverse effect on the Company's business, financial condition and results of operations.
The Company and certain of its former executive officers are the subject of various class action complaints relating to the Company's August 12, 2016, press release, whereby the Company revised its 2016 guidance.  The complaints allege that the Company issued false and misleading statements to investors and/or failed to disclose that the Company was experiencing a substantial increase in market competition against its drug Donnatal® and other products; as a result, Concordia's financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia's statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case and a motion to dismiss the action was filed by the Company on February 20, 2017. On March 21, 2017, the plaintiffs in this action filed a response to the motion to dismiss, and on April 5, 2017 the Company filed a reply to plaintiffs'

[19]

response. On July 28, 2017, the U.S. District Court, Southern District of New York denied the motion to dismiss in part and granted it in part. On February 7, 2018, the plaintiffs filed a notice of motion for class certification.
The Company and certain of its former executive officers and a former director are subject to a securities class action filed in Quebec, Canada. The amended statement of claim alleges that the Company failed to disclose adverse material facts relating to, and misrepresented, among other things, the Company's business model, growth platforms, pro forma revenues and dividend payments in certain disclosures from March 23, 2016 to August 11, 2016. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted. On June 15, 2017, the plaintiff in the action discontinued their claim against the Board (other than one former director) and certain of its former executive officers.
On October 19, 2017, a statement of claim was filed in Ontario, Canada, against the Company and certain of its former executive officers on behalf of all persons and entities, other than persons resident in Quebec, Canada, which alleges substantially the same claims as the Quebec action described above. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted.

On October 25, 2016, the Company announced that the CMA commenced an investigation into various issues in relation to the UK pharmaceutical sector, and that the Concordia International reportable operating segment was part of the inquiry. The investigation includes matters that pre-date the Company’s ownership of the Concordia International reportable operating segment and relates to the Company’s pricing of three products. On May 31, 2017, the Company announced that the CMA notified the Company that it was continuing its investigation after an initial stop/go decision. On November 21, 2017, the Company announced that the CMA issued a statement of objections to the Company and the former owners of the Concordia International reportable operating segment, Hg Capital and Cinven, in relation to the pricing of one of the three products, liothyronine sodium, in the UK between
November 2007 to July 2017. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. On February 15, 2018, the Company announced that the CMA had notified the Company that it was closing its investigation related to fusidic acid, one of the three products under investigation.

On March 3, 2017, the Company announced that the CMA issued a statement of objections to a third party and the Company in relation to the supply of 10mg hydrocortisone tablets in the UK between 2013 and 2016. On May 26, 2017, the Company responded in detail to the statement of objections and on July 20, 2017, the Company attended an oral hearing to present the key points of its response to the CMA decision panel. This investigation includes matters that pre-date the Company's ownership of the Concordia International reportable operating segment.

On October 11, 2017, the Company announced that the CMA commenced additional investigations in relation to the UK pharmaceutical sector, and that the Concordia International reportable operating segment and certain of its products are part of the inquiry. These investigations are at an early information gathering stage and the CMA has confirmed that, at this time, it has not reached a conclusion on whether competition law has been infringed. These investigations include matters that predate the Company's ownership of the Concordia International reportable operating segment.
These class actions and regulatory investigations are costly and have, and will continue to, divert the attention of management and other key personnel from the Company's business and operations. In addition, the damages, claims and/or regulatory fines (and any settlement amounts) that may result from these claims and investigations may be significant and could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, a finding of liability in any of the CMA's investigations could result in follow-on claims for damages, which could have a material adverse effect on the Company's business, financial condition and results of operations.
The Company is subject to risks associated with the enforcement of anti-trust and competition laws.
Pharmaceutical companies in the U.S., the UK and other countries have faced lawsuits and investigations pertaining to violations of antitrust and competition laws. The Company's drug products could be subject to antitrust or competition law challenges that, if successful, could affect the Company's ability to set prices for its drug products or enter into agreements with respect thereto. A successful antitrust or competition law challenge against the Company could result in the imposition of significant fines by one or more authorities, and/or in decisions preventing the Company from further expanding its business, and/or third parties (such as competitors and customers) initiating civil litigation claiming damages caused by anticompetitive practices. A violation of any such law could result in civil penalties, regulatory fines, mitigation, significant capital expenditures or require changes in the Company's business practices, which could have a material adverse effect on the Company's business, financial condition and results of operations.
On October 25, 2016, the Company announced that the CMA commenced an investigation into various issues in relation to the UK pharmaceutical sector, and that the Concordia International reportable operating segment was part of the inquiry. The investigation includes matters that pre-date the Company's ownership of the Concordia International reportable operating segment and relates to the Company's pricing of three products. On May 31, 2017, the Company announced that the CMA notified the Company that it was continuing its investigation after an initial stop/go decision. On November 21, 2017, the Company announced that the CMA issued a statement of objections to the Company and the former owners of the Concordia International reportable operating segment, Hg Capital and Cinven, in relation to the pricing of one of the three products, liothyronine sodium, in the UK between November 2007

[20]

to July 2017. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. On February 15, 2018, the Company announced that the CMA had notified the Company that it was closing its investigation related to fusidic acid, one of the three products under investigation.
On March 3, 2017, the Company announced that the CMA issued a statement of objections to a third party and the Company in relation to the supply of 10mg hydrocortisone tablets in the UK between 2013 and 2016. On May 26, 2017, the Company responded in detail to the statement of objections and on July 20, 2017, the Company attended an oral hearing to present the key points of its response to the CMA decision panel. This investigation includes matters that pre-date the Company's ownership of the Concordia International reportable operating segment.
On October 11, 2017, the Company announced that the CMA commenced additional investigations in relation to the UK pharmaceutical sector, and that the Concordia International reportable operating segment and certain of its products are part of the inquiry. These investigations are at an early information gathering stage and the CMA has confirmed that, at this time, it has not reached a conclusion on whether competition law has been infringed. These investigations include matters that predate the Company's ownership of the Concordia International reportable operating segment.
On February 9, 2015, the Company and its subsidiary, CPI, received a CID from the FTC regarding its attention deficit hyperactivity disorder product Kapvay®. The CID was a request for documents and information relating to CPI's agreements with Par with respect to Kapvay® (the "Par Agreements"). While the Company maintains that the Par Agreements were lawful, the Company and CPI entered into a settlement agreement with the FTC. The settlement agreement with the FTC does not constitute an admission by CPI or the Company that they have violated the law. Under the terms of the settlement agreement, CPI is prohibited from enforcing the provision of the Par Agreements which entitled it to a royalty payment corresponding to Par's sales of generic Kapvay® (for any period on or after June 25, 2015) and both CPI and the Company from entering any future agreement with a generic company that would prevent the marketing of an authorized generic version of a branded drug after all patents have expired on the drug. The Company and CPI will also be subject to standard antitrust compliance and reporting requirements. On October 20, 2015, the FTC accorded final approval to the settlement agreement.
On December 5, 2014, Covis Pharma S.a.r.l., received a subpoena from the U.S. Department of Justice, Antitrust Division, requesting certain documents relating to its product Lanoxin®. Pursuant to the Covis APA, the Company did not assume liabilities associated with any potential action arising in connection therewith and has a right to indemnification, under certain circumstances, for losses directly arising from any such action. However, to the extent market or regulatory conditions require the Company to alter its pricing of Lanoxin®, it could have a material adverse effect on the Company's business, financial condition and results of operations.
If the above or any currently unknown lawsuits or investigations relating to violations of anti-trust and competition laws are decided unfavorably for the Company, the Company's business, financial condition and results of operations could materially suffer.
The Company may be subject to regulatory or legislative initiatives that may influence the pricing of pharmaceutical products.
Following certain recent negative publicity surrounding the pricing of pharmaceutical drugs and an emphasis on healthcare reform in the U.S. and the UK, the Company's ability to control the pricing of its products could be at risk. Current or future U.S., UK or the laws applicable in other jurisdictions where the Company sells its products, may regulate, limit or otherwise influence the prices of pharmaceutical drugs, which could adversely affect the revenues generated by the Company's products. Government mandated price reductions and/or other controls may be implemented to force price cuts by pharmaceutical companies on certain products. If price cuts are mandated, the Company may experience significant declines in revenues and profitability which could have a materially adverse effect on the Company's business, financial condition and results of operations.
On September 16, 2016, the Company announced that a bill was introduced in the UK House of Commons to amend and extend existing provisions of the NHSA to enable the Secretary of State to help manage the cost of health service medicines. On April 27, 2017, the UK government accorded Royal Assent to the HSMSCA. The HSMSCA introduces provisions in connection with controlling the cost of health service medicines and other medical supplies. The HSMSCA also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. The Company continues to monitor the implementation of the HSMSCA. While the effects of the HSMSCA are unknown at this time, the HSMSCA could impose certain risks and uncertainties on the Company's operations and cash flows.
The Company may experience pricing pressure on the price of its products due to social or political pressure to lower the cost of drugs, which would reduce the Company's revenue and future profitability.
The Company may experience downward pricing pressure on the price of its products due to social or political pressure to lower the cost of drugs, which would reduce the Company's revenue and future profitability. Recent events have resulted in increased public and governmental scrutiny of the cost of drugs, especially in connection with price increases following companies' acquisition of the rights to certain drug products. In particular, U.S. federal prosecutors have issued subpoenas to pharmaceutical companies seeking information about drug pricing practices. In addition, the CMA and the U.S. Senate is publicly investigating a number of pharmaceutical companies relating to drug-price increases and pricing practices, and as disclosed in this Annual Report, the Company is currently subject to a number of investigations by the CMA in the UK. (See Item 8.B, under the heading "Legal Proceedings and Regulatory Matters" in this Annual Report). Several state attorneys general also have commenced drug pricing investigations and

[21]

filed lawsuits against pharmaceutical companies. The Company's revenue and future profitability could be negatively affected if these inquiries were to result in legislative or regulatory proposals that limit the Company's ability to increase the prices of its products.
On September 16, 2016, the Company announced that a bill was introduced in bill in the UK House of Commons to amend and extend existing provisions of the NHSA to enable the Secretary of State to help manage the cost of health service medicines. On April 27, 2017, the UK government accorded Royal Assent to the HSMSCA. The HSMSCA introduces provisions in connection with controlling the cost of health service medicines and other medical supplies. The HSMSCA also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. The Company continues to monitor the implementation of the HSMSCA. While the effects of the HSMSCA are unknown at this time, the HSMSCA could impose certain risks and uncertainties on the Company's operations and cash flows. In addition, in September 2016, a group of U.S. Senators introduced legislation that would require pharmaceutical manufacturers to justify price increases of more than 10% in a 12-month period, and a large number of individual U.S. States have introduced legislation aimed at drug pricing regulation, transparency or both. Recent legislation enacted includes, for example, a 2017 Maryland law that prohibits a generic drug manufacturer or wholesale distributor from engaging in price gouging in the sale of certain off-patent or generic drugs, and a 2017 California law that requires manufacturers to provide advanced notification of price increases to certain purchasers and report specified drug pricing information to the state. Certain state legislation, like the Maryland law, has been subject to legal challenges. The Company's revenue and future profitability could be negatively affected by the HSMSCA and the passage of drug pricing regulations and transparency laws in the United States and other jurisdictions in which the Company sells its products. Pressure from social activist groups and future government regulations may also put downward pressure on the price of drugs, which could result in downward pressure on the prices of the Company's products in the future.
Legislative or regulatory reform of the healthcare system may affect the Company's ability to sell its products profitably.
In the U.S., the UK and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact the Company’s ability to sell its products profitably.
In March 2010, the PPACA, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, PPACA, became law in the U.S.. The PPACA, may affect the operational results of companies in the pharmaceutical industry, including the Company, by imposing on them additional costs. For example, effective January 1, 2010, PPACA increased the minimum Medicaid drug rebates for pharmaceutical companies, expanded the 340B drug discount program. The law also revised the definition of “average manufacturer price” for reporting purposes, which has the potential to impact the amount of the Company’s Medicaid drug rebates to states. Beginning in 2011, the law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Further, the Bipartisan Budget Act of 2018, among other things, amends the PPACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, and also increases in 2019 the percentage that a drug manufacturer must discount the cost of prescription drugs from 50 percent under current law to 70 percent.
Some of the provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the PPACA, as well as recent efforts by the U.S. Presidential administration to repeal or replace certain aspects of the PPACA. Since January 2017, the U.S. President has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the PPACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans.
The PPACA also added substantial new provisions affecting compliance therewith, some of which may require the Company to modify its business practices with health care practitioners. Pharmaceutical manufacturers are required to comply with the U.S. federal Physician Payments Sunshine Act, which was passed as part of the PPACA and which requires pharmaceutical companies to monitor and report payments or other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. In addition, the U.S. Senate and a number of states in the U.S. have implemented or are proposing to implement transparency reporting obligations on pharmaceutical companies. These obligations include, without limitation, the reporting of certain price increases to pharmaceutical products, which obligations would apply to certain price increases taken by the Company on its products. The failure to report such price increases or comply with these transparency laws could result in penalties being imposed on the Company, which could have a material adverse effect on the Company's business, financial condition and results of operation. In addition, these transparency laws could limit the amount of price increases on the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations.
The Company is unable to predict the future course of federal or state health care legislation, nor foreign regulations relating to the marketing, pricing and reimbursement of pharmaceutical products. In the UK, the PPRS price reimbursement of branded medicines

[22]

and the Drug Tariff price reimbursement of generic medicines remain under active review. (See Item 4.B, under the heading “Business Overview - Concordia International” in this Annual Report). In addition, the implementation of the HSMSCA could have a material adverse effect on the Company's ability to increase the price of its products, which could materially impact the Company's business, financial condition and results of operations. A variety of federal and state agencies are in the process of implementing the PPACA, including through the issuance of rules, regulations or guidance that materially affect the Company’s business. The risk of the Company being found in violation of these rules and regulations is increased by the fact that many of them have not been fully interpreted by applicable regulatory authorities or the courts, and their provisions are open to a variety of different interpretations. The PPACA and further changes to health care laws or regulatory framework in any federal, state or foreign jurisdiction that reduce the Company’s revenues or increase the Company’s costs could have a material adverse effect on the Company’s business, financial condition and results of operations.
The Company's business is subject to limitations imposed by government regulations.
In domestic and foreign markets, the formulation, manufacturing, packaging, labeling, handling, distribution, importation, exportation, licensing, sale and storage of the Company's products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and other constraints, which are beyond the Company's control. For example, the Company is required to comply with regulations and guidance provided by the FDA with respect to the Drug Supply Chain and Security Act and similar legislation in other jurisdictions in which the Company sells its products, particularly in respect of serialization initiatives. The Drug Supply Chain Security Act signed into law on November 27, 2013 imposes on manufacturers of certain pharmaceutical products new obligations related to product tracking and tracing, among others, which will be phased in over ten years. Among the requirements of this new legislation, manufacturers subject to this federal law will be required to provide certain information regarding the drug product to individuals and entities to which product ownership is transferred, label drug product with a product identifier, and keep certain records regarding the drug product. Further, under this new legislation, covered manufacturers will have drug product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death. Similar legislation is also applicable to the Company with respect to the sale of products in the UK, EU and other jurisdictions. Such laws, regulations, determinations, decisions and other constraints may exist at all levels of government. There can be no assurance that the Company is or will be in compliance with all of these laws, regulations, determinations, decisions and other constraints. If the Company or its products do not conform to applicable regulatory requirements, a regulatory agency may:

•	issue inspectional observations or warning letters;

•	mandate modifications to promotional materials or require the Company to provide corrective information to healthcare practitioners;

•
require the Company to enter into a consent decree or permanent injunction, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	recall the Company's products;

•	suspend any ongoing clinical studies;

•	impose administrative, civil or criminal penalties;

•	pursue criminal prosecution:

•	withdraw regulatory approval, add label warnings or narrow the approved indication in the product label;

•	refuse to approve pending applications or supplements to approved applications;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements;

•	seize or detain products; or

•	exclude the Company from future participation in government healthcare programs.
Any of these events could disrupt the Company's business and have a material adverse effect on the Company's revenues, profitability and financial condition.
In addition, the adoption of new laws, regulations, determinations, decisions or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead the Company to discontinue product sales and may have an adverse effect on the marketing of the Company’s products, resulting in significant loss of sales and which could have a material adverse effect on the Company’s business, financial condition and results of operations.
In the U.S., the FDA perceives any written or verbal statement used to promote or sell a product that associates a drug with a disease for which the drug does not have an approved indication (whether written by the Company, the content of a testimonial endorsement or contained within a scientific publication) to be evidence of intent to promote the drug "off-label" thereby misbranding the drug. If any such evidence is found with respect to any of the Company's products, the FDA may take action against the Company, ranging from a warning letter necessitating cessation of use of the statement to injunctions against product sale, seizures of products so promoted, and civil and criminal prosecution of the Company's executives. Similar legislation and regulation is in place in the foreign jurisdictions in which the Company operates. Any such actions could have a detrimental effect on sales and could have a material adverse effect on the Company's business, financial condition and results of operations.

[23]

Other legislation or regulatory proposals may affect the Company's revenues and profitability.
Existing and proposed changes in the laws and regulations affecting public companies may cause the Company to incur increased costs as the Company evaluates the implications of new rules and responds to new requirements. Failure to comply with new rules and regulations could result in enforcement actions or the assessment of other penalties. New laws and regulations could make it more difficult to obtain certain types of insurance, including director's and officer's liability insurance, and the Company may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, to the extent that such coverage remains available. The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on the Board, or as executive officers. The Company may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause the Company's general and administrative costs to increase beyond what the Company currently has planned. Although the Company evaluates and monitors developments with respect to new rules and laws, the Company cannot predict or estimate the amount of the additional costs the Company may incur or the timing of such costs with respect to such evaluations and/or compliance and cannot provide assurances that such additional costs will render the Company compliant with such new rules and laws.
Products representing a significant amount of the Company's revenue are not protected by patent or data exclusivity rights or are nearing the end of their exclusivity period. In addition, the Company has faced generic competition in the past and expects to face additional generic competition in the future.
A significant number of the products sold by the Company have no exclusivity protection via patent or data exclusivity rights or are protected by patents or regulatory exclusivity periods that will be expiring in the near future. These products represent a significant amount of the Company's revenue. Without exclusivity protection, competitors face fewer barriers in introducing competing products. Upon the expiration or loss of patent protection for the Company's products, or upon the "at-risk" launch (despite pending patent infringement litigation against the generic product) by a generic competitor of a generic version of the Company's products (which may be sold at significantly lower prices than the Company's products), the Company could lose a significant portion of sales of that product in a very short period. If sales of the Company's products were to increase substantially, competitors may be more likely to develop generic formulations that compete directly with the Company's products. The introduction of competing products (including generic products) could have a material adverse effect on the Company's business, financial condition and results of operations. For example, the Company has faced increased competitive pressures on some of its key products, including, but not limited to, Donnatal®, Plaquenil®, Nilandron®, liothyronine sodium, levothyroxine sodium, hydrocortisone, prednisolone and fusidic acid in recent years. (See Item 5.A, under the heading "Operating Results - Impairments" in this Annual Report). These competitive pressures have negatively impacted, and may continue to negatively impact, the Company's business, financial condition and results of operations, and the Company may not be able to address these impacts or competitive pressures in a timely manner or at all. In addition, these competitive pressures have resulted in the Company having to take significant impairments on its assets. The Company may be required to take additional impairments on its assets in the event that these conditions continue to affect the Company's business, financial condition and operations.
In addition, legislative proposals emerge from time to time in various jurisdictions to further encourage the early and rapid approval of generic drugs. Any such proposal that is enacted into law could increase competition and worsen this negative effect on the Company's sales and, potentially, the Company's business, financial condition, results of operations, cash flows and/or share price. Competitors’ products may also be safer, more effective, more effectively marketed or sold, or have lower prices or better performance features than the Company's products. The Company cannot predict with certainty the timing or impact of competitors
In addition, third parties may now or in the future sell or attempt to sell unapproved products and/or counterfeit products that compete with the Company's existing and/or future products. In such circumstances, upon the Company becoming aware of such unapproved products and/or counterfeit products, the Company could, depending on the specific circumstances, initiate legal proceedings against such third parties for claims relating to, among other things, unfair competition and/or seeking to enforce and maintain the Company's proprietary rights in its products. Such legal proceedings could require significant time of the Company's management which would be diverted from other activities, and could result in the Company incurring substantial legal costs. If the Company is not successful in such legal proceedings and/or such third parties continue to sell unapproved or counterfeit products, the Company could lose a significant portion of sales of its products in a very short period as well as the goodwill associated with the Company's products. Accordingly, the introduction of third party unapproved and/or counterfeit products could have a material adverse effect on the Company's business, financial condition and results of operations. (See Item 8.B, under the heading "Legal Proceedings and Regulatory Matters" in this Annual Report). The introduction of an unapproved version of the Company's product Donnatal® and the introduction of a second competitive product have resulted in a loss of market share for Donnatal®, which has and could continue to have a material adverse effect on the Company's business, financial condition and results of operation.
The illegal sale or distribution by third parties of counterfeit versions of the Company's products could have a negative impact on the Company's business.
Pharmaceutical products are vulnerable to counterfeiting. Third parties may illegally produce and distribute counterfeit versions of the Company's products that are below the various manufacturing and testing standards the Company's products undergo. Counterfeit products are often unsafe, ineffective, and potentially life-threatening. As many counterfeit products may be visually indistinguishable

[24]

from their authentic versions, the presence of counterfeit products could affect overall consumer confidence in the authentic product. A public loss of confidence in the integrity of pharmaceutical products in general, or in any of the Company's products due to counterfeiting could have a material adverse effect on the Company's business, financial condition and results of operations.
A significant number of the Company's products are vulnerable to price competition driven by PPT.
A significant number of the Company's products are vulnerable to price competition driven by PPT, particularly in the Concordia International reportable operating segment. PPT refers to pharmaceutical products that are put on the market in one country by the owner of the intellectual property rights to such products, or with the consent of the owner, that are subsequently imported into another country by a third party for secondary sale without the consent or authorization of the intellectual property right owner. Many of the Company's products are distributed in the EU, where PPT is common and, as a result, some of the Company's products may be subject to price competition caused by PPT, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, PPT may restrict the Company's ability to ensure that patients receive products designed for their local preferences and needs and possibly to the satisfaction of applicable governmental regulations in the jurisdiction of import. Moreover, as a result of PPT, packaging, manuals and instructions may be provided in a foreign language and may lack domestic telephone numbers and other important contact information for patient support, which may result in a diminished experience for the patient and diminished product reputation, which could have a material adverse effect on the Company's business, financial condition and results of operations;
The Company is subject to risks related to the regulatory environment in respect of Donnatal®.
Currently, the Company markets its Donnatal® products as the owner of the conditionally approved ANDA for Donnatal® and as a party to the unresolved Notice of Opportunity Hearing for anticholinergic and barbiturate combination drug products. The Company makes no assurances that the FDA will not seek to begin a hearing process to remove these products from the market. If this were to happen it could have a material adverse effect on the Company's business, financial condition and results of operations.
A.H. Robins Company, Inc. ("Robins") began marketing Donnatal®, an anticholinergic and barbiturate combination drug used to treat gastrointestinal problems, in the 1940s. Because certain anticholinergic and barbiturate combination drug products were on the market with safety-only NDAs or were identical, related, or similar to products on the market with safety-only NDAs, the FDA included these products in the DESI review program. On June 20, 1978, the FDA issued a Federal Register notice requiring manufacturers of anticholinergic/barbiturate combinations involved in this DESI hearing to obtain an approved NDA or ANDA, and conduct clinical trials to support the efficacy of these products. On December 30, 1980, Robins, after already conducting clinical trials, obtained conditionally approved ANDAs for Donnatal® Tablets, Donnatal® Elixir, and Donnatal® Capsules from the FDA. On May 6, 1983, the FDA published a Federal Register notice revoking the exemption for continued marketing for anticholinergic/barbiturate combination products based on its review of the submitted studies and proposed to, but did not, withdraw approval of the ANDAs for these products including for Donnatal® Tablets, Donnatal® Elixir, and Donnatal® Capsules. In response to this 1983 notice, Robins requested a hearing regarding its Donnatal® Tablets, Donnatal® Elixir, and Donnatal® Capsules and submitted additional data regarding these products.
On December 22, 2011, the FDA formally recognized the transfer of the ANDAs for Donnatal® Tablets, Donnatal® Elixir, and Donnatal® Capsules from Wyeth to PBM Pharmaceuticals, Inc. and recognized that the ANDAs were still in effect. On July 24, 2012, through a Federal Register notice, the FDA acknowledged the original requests for hearings were still in effect. On May 15, 2014, PBM Pharmaceuticals, Inc. completely transferred all rights relating to Donnatal® to the Company.
The Company may be unsuccessful in evaluating material risks involved in completed and future acquisitions and in-licensing arrangements.
The Company regularly reviews acquisition and in-licensing opportunities and as part of the review, conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any acquisition or in-licensing arrangement. Despite the Company's efforts, it may be unsuccessful in identifying and/or evaluating all such risks. As a result, the Company may not realize the expected benefits and synergies of any given acquisition or in-licensing arrangement. If the Company fails to realize the expected benefits and/or synergies from one or more acquisitions or in-licensing arrangements, or does not identify all of the risks associated with a particular acquisition or in-licensing arrangement, this could have a material adverse effect on the Company's business, financial condition and results of operations.
In addition, while the Company has structured many of its acquisitions as asset purchases, it may fail to discover liabilities of any acquired companies for which it may be responsible as a successor owner or operator despite any investigation made prior to the acquisition. Such discoveries may divert significant financial, operational and managerial resources from existing operations, and could have a material adverse effect on the Company's business, financial condition and results of operations.
The Company may be unable to identify, acquire or integrate acquisition targets and in-licensing arrangements successfully.
Part of the Company's business strategy includes identifying, acquiring and integrating businesses, products, pharmaceuticals or other assets that the Company believes are complementary to its existing businesses, products, pharmaceuticals or other assets, and

[25]

forming strategic alliances, joint ventures and other business combinations, to help drive future growth. The Company may also in-license new products or pharmaceuticals.
Acquisitions or similar arrangements may be complex, time consuming and expensive. The Company may enter into negotiations for an acquisition but determine not to, or be unable to, complete any particular acquisition or other arrangement, which could result in a significant diversion of management and other employee time, as well as substantial out-of-pocket fees and costs. In addition, in these circumstances, the Company could be subject to certain additional risks including that the market price of the Common Shares or other securities of the Company may reflect a market assumption that any such acquisition or other arrangement will occur, and a failure to complete such acquisition or other arrangement could result in a negative market perception regarding the Company's ability to complete an acquisition and/or its business generally, resulting in a decline in the market price of the Common Shares and value of any other securities of the Company.
If an acquisition or other arrangement is completed, the integration into the Company's business with the business, product or asset that is so acquired or subject to such other arrangement may also be complex and time-consuming and, if any such business, product and/or asset is not successfully integrated, the Company may not achieve the anticipated benefits, cost-savings or growth opportunities and may experience other opportunity costs. Potential difficulties that may be encountered during the integration process include, but are not limited to the following:

•	integrating personnel, operations and systems, while maintaining a focus on selling and marketing existing and newly-acquired businesses, products and/or assets;

•	coordinating geographically dispersed organizations;

•	understanding the complexities of regulatory regimes and laws in new jurisdictions;

•	focusing management and employees on continued operations;

•	retaining existing customers and attracting new customers;

•	managing new products with which the Company has limited or no experience; and

•	identifying and managing inefficiencies associated with integrating the operations of the Company's business.
Furthermore, these acquisitions and other arrangements, even if successfully integrated, may not advance or enhance the Company's business strategy as anticipated (or to an extent that the cost of such acquisitions and other arrangements would be justified), and they may expose the Company to increased competition or challenges with respect to the Company's products or geographic markets and expose the Company to additional liabilities, including regulatory, litigation, tax and successor liability risks, associated with any business, product or other asset that is acquired or subject to such other arrangement. Any one of these challenges or risks could impair the Company's ability to realize any benefit from any such acquisition or other arrangement and this could have a material adverse effect on the Company's business, financial condition and results of operations.
The Company may be unable to realize anticipated cost synergies or may incur additional and/or unexpected costs in order to realize them.
There can be no assurance that the Company will be able to realize synergies from any future acquisitions in any anticipated amounts or within anticipated time frames, or at all. The Company may implement cost saving initiatives in connection with any future acquisitions in the expectation that it will result in annual cost synergies. The Company may incur costs to achieve such synergies. These or any other costs or synergies that the Company realizes may differ materially from the Company's estimates and expectations. The Company cannot provide assurances that anticipated cost or other synergies will be achieved or that its programs and improvements will be completed as anticipated or at all. In addition, any cost synergies that the Company realizes may be offset, in whole or in part, by reductions in revenues or through increases in other expenses. Neither the Company's independent auditors nor any other independent auditors, are likely to examine, compile or perform any procedures with respect to possible synergies, nor are they likely to express any opinion, or any other form of assurance on such information or their achievability. Assumptions relating to cost or other synergies involve subjective decisions and judgments.
The Company relies on third parties to manufacture its products and its products could be subject to manufacturing or supply difficulties.
The Company does not have the internal capability to manufacture pharmaceutical products and relies on third parties to manufacture its products. In relation to some of the Company's products, there is only one third-party manufacturer under contract. The Company cannot be certain that manufacturing sources will continue to be available or that it can continue to out-source the manufacturing of its products on reasonable or acceptable terms or at all. Any loss of a manufacturer or any difficulties that could arise in the manufacturing process could significantly affect inventories and supply of products available for sale. If the Company is unable to supply sufficient amounts of its products to customers on a timely basis, its market share and/or revenues could decrease. If any of the Company's third-party manufacturers are unable to manufacture its products or the manufacturing process is interrupted for any reason, it could have a material adverse effect on the Company's business, financial condition and results of operations.
All of the Company's contract manufacturers must comply with the applicable regulations of the FDA, EMA and other applicable regulatory authorities, which include quality control and quality assurance requirements, as well as the corresponding maintenance of records and documentation and manufacture of products according to the specifications contained in the applicable regulatory

[26]

file. If any of the Company's contract manufacturers do not or cannot comply with these requirements, the availability of marketed products for sale could be substantially reduced. In addition, the facilities of the Company's contract manufacturers are subject to routine, unannounced inspection to assess the contract manufacturers' compliance with current good manufacturing practices and quality system management requirements or similar practices and requirements in applicable jurisdictions. The failure of any of the Company's contract manufacturers to comply with such regulations or quality system management requirements can result in enforcement action by the FDA or other applicable regulatory authorities against the contract manufacturers and/or the Company's products, including, but not limited to, warning letters, fines, injunctions, civil or criminal penalties, recall or seizure of products, total or partial suspension of production or importation, suspension or withdrawal of regulatory approval for approved or in-market products, refusal of the government to renew marketing applications or approve pending applications or supplements, suspension of ongoing clinical trials, imposition of new manufacturing requirements, closure of facilities and criminal prosecution. If any of the Company's contract manufacturers becomes subject to any enforcement action or proceeding, this could lead to a material delay or suspension in production of one or more of the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations.
In addition, the Company's business could suffer if certain manufacturing or other equipment of any of its contract manufacturers, or all or a portion of such contract manufacturer's facilities, were to become inoperable for any period of time. This could occur for various reasons, including catastrophic events, such as hurricanes, earthquakes or other natural disasters, explosions, environmental accidents, pandemics, quarantine, equipment failures or delays in obtaining components or replacements, construction delays or defects, labour disturbances and other events, which are outside of the Company's control. The Company could experience substantial production delays or inventory shortages in the event of any such occurrence until its applicable contract manufacturers repair such equipment or facility or build or locate replacement equipment or a replacement facility, as applicable, and seek to obtain necessary regulatory approvals for all of such replacements or otherwise resolve the issue. Any interruption in the manufacture of the Company's products could affect the sales of the Company's products and could have a material adverse effect on the Company's business, financial condition and results of operations.
If the Company encounters delays or difficulties with any of its contract manufacturers, packagers or distributors, sales of the Company's products could be delayed or reduced and the Company may encounter difficulties in obtaining alternative contracts for such services. If the Company changes the source or location of supply or modifies the manufacturing process, regulatory authorities may require the Company to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that were conducted. If the Company is unable to demonstrate this equivalence, the Company will be unable to have its products manufactured by such new source or from such location of supply, or use the modified process, and the Company may have incurred substantial expenses in seeking to ensure equivalence, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has and may in the future pursue strategic partnerships, including product supply arrangements with certain manufacturers and/or distributors which could be affected by any of the foregoing matters. To the extent that such arrangements are material to the Company, the aforementioned risks could have a material adverse effect on the Company's business, financial condition and results of operations.
In many cases, the Company relies on third parties to perform distribution, logistics, invoicing, regulatory and sales services for its products.
In many cases, the Company relies on third parties to provide distribution, logistics, invoicing, regulatory and sales services including warehousing of finished products, accounts receivable, management, billing, collection, record keeping and processing of invoices (including with insurance companies). If the third parties cease to be able to provide the Company with these services or do not provide these services in a timely or professional manner, or if contracts with such third parties are terminated for any reason, the Company may not be able to successfully manage the logistics associated with distributing and selling its products which could result in a delay or interruption in delivering products to its customers and could impact product sales and revenues or the Company's ability to integrate new products into its business, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.
In addition, the supply of the Company's products to its customers (or, in some cases, supply from the Company's contract manufacturers to the Company) is subject to and dependent upon the use of transportation services and third party distribution facilities. Such supply chain logistics result in the Company not being in control of its products at all times, while maintaining liability for such products. Moreover, transportation services or third party distribution facilities may be disrupted (including as a result of weather conditions or due to technical, labour or other difficulties or conditions), any of which could have a material adverse effect on the Company's business, financial condition and results of operations.
There may be adverse U.S. federal income tax consequences for investors if the Company is or becomes a "passive foreign investment company" under the U.S. Internal Revenue Code.
Although the Company does not currently anticipate that it will be treated as a "passive foreign investment company" ("PFIC") in the current taxable year or in the foreseeable future, the determination as to whether the Company is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, the determination is based in part on the Company's operations and the mix, use and

[27]

value of the Company's assets, which values may be treated as changing for U.S. federal income tax purposes as the Company's market capitalization changes. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for any taxable year. Investors should read "United States Federal Income Tax Considerations" for more information, and consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.
The Company's effective tax rates may increase.
The Company has operations in various countries that have differing tax laws and rates. The Company's tax position is supported by tax laws in the countries in which the Company operates and the application of tax treaties between the various countries in which the Company operates. Subject to limitation periods prescribed by the relevant local country tax law, the Company's income tax position is and will continue to be subject to audit by domestic and foreign tax authorities. The Company's effective tax rate (being the tax rate implied by dividing taxes for the period per the statement of income by net income before taxes for the same period) may change from year to year based on changes in the mix of activities and income earned among the different jurisdictions in which the Company operates; changes in tax laws in these jurisdictions; changes in the tax treaties between various countries in which the Company operates; changes in the Company's eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Such changes could result in a substantial increase to the Company's effective tax rate.
The Company's calculation of income taxes in the period is based on actual results of commercial activities and prudent judgment of estimates made by management of the Company. The Company makes estimates and judgments based on the Company's knowledge and understanding of applicable tax laws and tax treaties, and the application of those tax laws and tax treaties to the Company's business, in determining its calculation of income taxes in the period. However, the Company enters into many transactions and arrangements in the ordinary course of business where the tax treatment that may be proposed by tax authorities may sometimes differ from the Company's expected tax treatment. To the extent that a tax authority proposes a tax treatment that differs from that of the Company's, the proposal, an alternative agreed amount or an amount determined by a third party will impact the calculation of income taxes and thus alter the Company's financial position.
The Company may not be able to protect and maintain its intellectual property and licensing arrangements, which could impact the Company's ability to compete in its targeted markets and lead to uncertainty regarding the applicability of the Company's proprietary information.
The Company's success will depend in part on its ability to protect and maintain intellectual property rights and licensing arrangements for its products. No assurance can be given that the Company's intellectual property rights or the licenses used by the Company will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide any competitive advantage to the Company. The Company's success will also depend in part on the Company not infringing patents or proprietary rights of others and not breaching the licenses granted to it. There can be no assurance that the Company will be able to obtain a license to any third party technology or intellectual property that may be required to conduct the Company's business or that such technology or intellectual property can be licensed at a reasonable cost. There is no certainty that the Company will not be challenged by the applicable licensors for non-compliance with its existing or future licensing arrangements. Consequently, licensing arrangements could be withdrawn or otherwise terminated with no compensation or other monetary payment made to the Company.
The Company relies on trade secrets, know-how and other proprietary information, as well as requiring employees and certain other third parties (including suppliers) to sign confidentiality agreements. However, these confidentiality agreements may be breached and the Company may not have adequate remedies for such breaches. Others may independently develop substantially equivalent proprietary information without infringing upon any proprietary information. Third parties may otherwise gain access to the Company's proprietary information and adopt it in a competitive manner.
Any loss of intellectual property protection or issues that arise in respect of third-party technology or intellectual property required by the Company could have a material adverse effect on the Company's business, financial condition and results of operations.
The Company may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgments or settlements.
The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against the Company. In addition, third-party collaborators, manufacturers, and licensees may not protect the Company from product liability claims.
The Company currently maintains product liability insurance in connection with the marketing of its products. The Company may not be able to obtain or maintain adequate protection against potential liabilities arising from product sales. In addition, the Company could become subject to potential liabilities as successor owner of an asset, product or business (even if not specifically assumed by the Company). In such circumstances, the Company's insurance policies may not provide enough coverage for such liabilities. If the Company is unable to obtain sufficient levels of insurance at acceptable cost or otherwise protect against potential product liability claims, the Company will be exposed to product liability claims. A successful product liability claim in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations

[28]

and prevent or interfere with the Company's product commercialization efforts. In addition, any successful claim may prevent the Company from obtaining adequate product liability insurance in the future on commercially desirable terms or at all. Even if a claim is not successful, defending such a claim may be time-consuming and expensive. Product liability claims, whether or not merited, could also result in negative perception of the Company and its products, which could have a material adverse effect on the Company's business, financial condition and results of operations.
The Company is subject to risks related to patent infringement actions.
The Company could become involved in patent infringement actions, which are uncertain, costly and time-consuming and could have a material adverse effect on the Company's business, financial condition and results of operations. The pharmaceutical industry historically has generated and continues to generate substantial litigation concerning the manufacture, use and sale of products. As a result, patents related to the Company's products could be challenged, and the Company's patents may not be upheld. In order to protect or enforce patent rights, the Company may initiate litigation against third parties. If the Company is not successful in defending an attack on its patents and maintaining exclusive rights to market one or more of the Company's products that are under patent protection, the Company could lose a significant portion of sales in a very short period.
The Company could also become subject to infringement claims by third parties and may have to defend against charges that the Company's products infringed patents or the proprietary rights of third parties. If the Company infringes the intellectual property rights of others, the Company could lose its right to develop, manufacture or sell products, including its generic products, or could be required to pay monetary damages or royalties to license proprietary rights from third parties. The outcomes of patent infringement actions are uncertain and such infringement actions are costly and divert technical and management personnel from their normal responsibilities.
The majority of the Company's assets and subsidiaries are incorporated outside of Canada and the U.S.
The majority of the Company's assets and subsidiaries are located outside of Canada and the U.S. In addition, some of the Company's directors and officers are nationals and/or residents of countries other than Canada and the U.S., and all or a substantial portion of such persons' assets may be located outside of Canada and the U.S. As a result, it may be difficult for investors to enforce, within Canada or the U.S., any judgments obtained against the Company or the Company's non-resident officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of Canada or any province thereof or claims predicated upon U.S. securities laws. Consequently, investors effectively may be prevented from pursuing remedies against the Company and/or its non-resident officers or directors under Canadian and U.S. securities laws.
The Company depends on key managerial personnel for its continued success.
The Company is highly dependent upon qualified managerial personnel. The Company's current and anticipated growth may require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, the Company may not be able to attract and retain the qualified personnel necessary for the development of the Company's business. The Company must continue to retain and motivate executives, including the Company's Chief Executive Officer, Allan Oberman, and other key employees, and the Company may also need to recruit additional key executives. The loss of the services of existing personnel, as well as the failure to recruit additional key executives in a timely manner, could harm the Company's business development programs and the Company's ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees, and generate revenues, which in turn could have a material adverse effect on the Company's business, financial condition and results of operations. There is no key person life insurance on any of the Company's employees.
Enforcement of judgments against foreign persons may not be possible.
Canadian investors in Common Shares should be aware that certain officers and directors named in this Annual Report, are located outside of Canada and, as a result, it may not be possible for Canadian investors in Common Shares to effect service of process within Canada upon these persons. All or a substantial portion of the assets of these persons are likely to be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against such persons in Canada or to enforce a judgment obtained in Canadian courts against such persons outside of Canada.
U.S. investors in Common Shares should be aware that certain officers and directors named in this Annual Report are located outside the U.S. and, as a result, it may not be possible for U.S. investors in Common Shares to effect service of process within the U.S. upon these persons. All or a substantial portion of the assets of these persons are likely to be located outside of the U.S. and, as a result, it may not be possible to satisfy a judgment against such persons in the U.S. or to enforce a judgment obtained in U.S. courts against such persons outside of the U.S..
The Company's marketed drugs will be subject to ongoing regulatory review.
Following initial regulatory approval of any products that the Company or its partners may develop, in-license or acquire, the Company will be subject to continuing regulatory review by various government authorities in those countries where the Company's products are marketed or intended to be marketed, including the review of adverse drug events and clinical results that are reported after product candidates become commercially available. If the Company fails to comply with the regulatory requirements in those countries

[29]

where its products are sold, the Company could lose its marketing approvals or be subject to fines or other sanctions. The Company's product, Donnatal®, has a unique regulatory history and is subject to the DESI review process (see the risk factor above with the heading "The Company is subject to risks related to the regulatory environment in respect of Donnatal®"). As a result, there is no clear guidance on how the Company is required to make regulatory filings with the FDA relating to, among other things, adverse events and annual reports. Therefore, in some cases, the Company has not made certain filings with the FDA. In the event that the FDA finds that the Company has failed to comply with its regulatory requirements, Donnatal® could be removed from the market, and/or the Company could be subject to fines and/or other sanctions. In addition, incidents of adverse drug reactions, unintended side effects or misuse relating to the Company's products could result in additional regulatory controls or restrictions, or even lead to the regulatory authority requiring the Company to withdraw the product from the market. Further, if faced with these incidents of adverse drug reactions, unintended side effects or misuse relating to the Company's products, the Company may elect to voluntarily implement a recall or market withdrawal of the product. A recall or market withdrawal, whether voluntary or required by a regulatory authority, may involve significant costs to the Company, potential disruptions in the supply of the Company's products to its customers and reputational harm to the Company's products and business, all of which could harm the Company's ability to market its products and could have a material adverse effect on the Company's business, financial condition and results of operations. Also, as a condition to granting marketing approval of a product, the applicable regulatory agencies may require a company to conduct additional clinical trials, the results of which could result in the subsequent loss of marketing approval, changes in product labeling or new or increased concerns about side effects or efficacy of a product.
In addition, the discovery of significant problems with a product similar to one of the Company's products that implicate (or are perceived to implicate) an entire class of products could have an adverse effect on the availability or commercial potential of the affected products. Accordingly, new data about the Company's products, or products similar to the Company's products, could negatively impact demand for the Company's products due to real or perceived side effects or uncertainty regarding efficacy and, in some cases, could result in updated labeling, restrictions on use, product withdrawal or recall.
The Company is subject to risks associated with compliance with regulations related to marketing, promotional and pricing practices.
The marketing, promotional and pricing practices of pharmaceutical companies, as well as the manner in which companies, in-house or third-party sales forces interact with purchasers, prescribers and patients, are subject to extensive regulation, any breach of which may result in the imposition of significant civil and/or criminal penalties, injunctions, and/or limitations on marketing practices for the Company's products. Many companies have been the subject of claims related to these practices asserted by applicable authorities. These claims historically have resulted, and any future claims could result, in fines and other consequences.
Companies may not promote drugs for "off-label" uses, that is, uses that are not described in the product's labeling and that differ from those approved by the FDA or other applicable regulatory agencies. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions. In addition, management's attention could be diverted from business operations and the Company's reputation could be damaged.
The Company's business is operated in numerous foreign countries that may be subject to a higher degree of political, social and economic risk.
The Company's business is currently conducted in over 90 countries, whereas the business of the Company historically has been conducted predominantly in the U.S.. A number of risks are inherent in international operations, including risks associated with: (i) foreign currency fluctuations and devaluations; (ii) political, social, security and economic instability in foreign countries; (iii) changes in and compliance with local laws and regulations or uncertainty regarding the interpretation and/or application of applicable laws, including export and import control laws, sanctions regulations, tax laws, labour laws, employee benefits, currency restrictions and other requirements; (iv) differences in tax regimes and potentially adverse tax consequences of operating in foreign countries or unfavourable or arbitrary tax enforcement; (v) customizing products for foreign countries; (vi) legal uncertainties regarding liability, export and import restrictions, tariffs and other trade barriers; (vii) changes in governmental regulations regarding currency or price controls, profit repatriation, labour, or health and safety matters; (viii) hiring qualified foreign employees; and (ix) difficulty in accounts receivable collection and longer collection periods. Accordingly, the Company's exposure to risks involved with operating in foreign countries has increased since the completion of the AMCo Acquisition, which could have a material adverse effect on the Company's business, financial conditions and results of operations.
The Company currently conducts certain of its operations through foreign subsidiaries and certain of its assets are held in such entities.
The Company currently conducts certain of its operations through foreign subsidiaries and certain of its assets are held in such entities. The ability of such subsidiaries to make payments to the Company may be constrained by certain factors including the level of taxation, particularly corporate profits and withholding taxes, in the countries in which they operate and the status of the CBCA Proceedings. Any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company's ability to fund its operations. In addition, as a result of certain events associated with the CBCA Proceedings, the Company may not have the ability to transfer funds, which could have a material impact on the Company's liquidity

[30]

and ability to fund its operations. Any such limitations, or the perception that such limitations may exist now or in the future, could have a material adverse effect on the Company's business, financial condition and results of operations.
The Company is subject to risks related to "fraud and abuse" laws, anti-bribery laws, environmental laws and privacy and security regulations.
Any present or future arrangements with third-party payors, healthcare providers and professionals and customers may expose the Company to broadly applicable fraud and abuse and other healthcare laws and regulations that may restrict certain marketing and contracting practices. These laws include, and are not limited to, anti-kickback and false claims statutes.
Anti-kickback laws generally prohibit a pharmaceutical company from soliciting, offering, receiving, or paying any remuneration to generate business, including the purchase or prescription of a particular product. False claims laws generally prohibit anyone from knowingly and willingly presenting, or causing to be presented, any claims for payment for goods (including drugs) or services to third-party payers (including Medicare and Medicaid) that are false or fraudulent and generally treat claims generated through kickbacks as false or fraudulent. Violations of fraud and abuse laws may be punishable by criminal or civil sanctions and/or exclusion from federal healthcare programs (including Medicare and Medicaid).
Various governments have enacted laws to regulate the sales and marketing practices of pharmaceutical companies. The laws and regulations generally limit financial interactions between manufacturers and healthcare providers; require disclosure to the federal or state government and public of such interactions; and/or require the adoption of compliance standards or programs. Many of these laws and regulations contain ambiguous requirements or require administrative guidance for implementation. Individual states, acting through their attorneys general, have become active as well, seeking to regulate the marketing of prescription drugs under state consumer protection and false advertising laws. Given the lack of clarity in laws and their implementation, the Company's activities could be subject to the penalties under the pertinent laws and regulations.
The Company is also subject to increasingly strict data privacy and security laws in the U.S., EU and in other countries, the violation of which could result in fines and other sanctions. The U.S. federal government has published regulations that identify "safe harbour" or exemptions for certain payment arrangements that do not violate the Anti-Kickback Statutes. In other jurisdictions, such as the UK, no such "safe harbour" exemptions exist. While the Company has developed corporate compliance programs based on what the Company believes to be current best practices, the Company cannot assure investors that its employees or agents are or will be in compliance with all applicable federal, state or foreign regulations and laws. If the Company or any of its employees or agents are in violation of any of these requirements or any such actions are instituted against the Company, and the Company is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company's business, including the imposition of significant fines, the exclusion of the Company from healthcare programs and other sanctions.
The Company may operate in many parts of the world that have experienced governmental corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require the Company to interact with doctors and hospitals, some of which may be state controlled, in a manner that is different than in the U.S., UK, EU and Canada. The Company cannot assure investors that its internal control policies and procedures will protect the Company from reckless or criminal acts committed by its employees or agents. Violations of any of these laws, or allegations of such violations, could disrupt the Company's business and result in criminal or civil penalties or remedial measures, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.
The Company is also subject to various privacy and security regulations, including but not limited to HIPAA, as amended by the U.S. federal Health Information Technology for Economic and Clinical Health Act of 2009. HIPAA imposes criminal liability for executing a scheme to defraud any healthcare benefit program and for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services. HIPAA also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. The Company is also subject to state, federal and international privacy and security laws governing the processing of personal identifiable information. Failure to comply with any of these laws could result in the imposition of significant civil and criminal penalties. The costs of compliance with these laws or similar laws in other countries and the potential liability associated with any failure to comply with these laws could have a material adverse effect on the Company's business, financial condition and results of operations.
In December 2015, a proposal for an EU Data Protection Regulation, intended to replace the current EU Data Protection Directive, was agreed between the EU Parliament, the Council of the European Union and the European Commission. The EU General Data Protection Regulation ("GDPR"), which is enforceable from May 25, 2018, will expand the Company's data protection obligations, including by imposing more stringent conditions for consent from data subjects, strengthening the rights of individuals, including the right to have personal data deleted upon request, continuing to restrict the trans-border flow of such data, requiring mandatory data breach reporting and notification, increasing penalties for non-compliance and increasing the enforcement powers of the national data protection authorities. The GDPR will increase the Company's responsibility and liability in relation to personal data that the Company processes and the Company may be required to put in place additional mechanisms to ensure compliance with the GDPR. The GDPR harmonizes EU data protection laws and is intended to make it easier for multinational companies operating across the

[31]

EU to comply with data protection obligations. However, it does permit EU member states some flexibility to legislate in a number of areas, which means that inconsistencies may still arise.

The costs of compliance with these laws and the potential liability associated with the failure to comply with these laws could adversely affect the Company's financial condition, results of operations and cash flows.
If the Company is deemed to be in violation of applicable sanctions laws and regulations, its reputation, business, results of operations and financial condition could be adversely affected.
Various governments and supranational organizations, including Canada, the U.S. and the UK, maintain economic sanctions targeting various countries, persons and entities. These sanctions regimes vary. In some cases, the sanctions may amount to a near-absolute prohibition on trade and investment with or involving the sanctions target for persons required to comply with the sanctions laws. In other cases, only specific goods, services or other dealings may be prohibited. As a result of the AMCo Acquisition, the Company operates in and has sales into various jurisdictions in which the Company did not previously operate or have sales, including territories such as Iran, Iraq and Sudan which have been the subject of international sanctions in recent years. Further sanctions may be imposed in the future. The Company will seek to comply with all applicable sanctions but the Company cannot assure investors that its internal control policies and procedures will protect the Company from reckless or criminal acts committed by its employees or agents. The Company may have to cease certain operations or the sale of certain products if and to the extent that such operations or the export of such products would be in violation of the sanctions laws and regulations of Canada, the U.S., the UK or other applicable laws and regulations with which the Company is required to comply. If the Company is deemed to be in violation of applicable sanctions laws and regulations, whether due to ongoing business or business conducted in the past, or to have engaged in any conduct that is sanctionable, the Company could be subject to sanctions or other governmental actions that could lead to civil or criminal penalties, including fines. In addition, such violations or engaging in such conduct could damage the Company's reputation. All of the foregoing could have a material adverse effect on Concordia's business, results of operations and financial condition.
Failure to obtain or maintain orphan drug exclusivity could impact revenues.
If the Company fails to obtain or maintain orphan drug exclusivity for some or all of the Company's products, the Company's competitors may sell products to treat the same conditions and the Company's revenues could be reduced. As part of its business strategy, the Company may acquire or in-license some drugs that may be eligible for FDA and EU orphan drug designation. Under the Orphan Drugs Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the U.S.. The company that first obtains FDA approval for a designated orphan drug for a given rare disease or condition receives marketing exclusivity for use of that drug for the stated disease or condition for a period of seven years. However, orphan drug exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure a sufficient supply of the drug. Similar regulations exist in the EU with a ten-year period of market exclusivity. Because the extent and scope of patent protection for some of the Company's drug products is limited, orphan drug designation is especially important for products that are eligible for orphan drug designation. If the Company does not obtain orphan drug exclusivity for drug products that do not have broad patent protection, the Company's competitors may then sell the same drug to treat the same condition and this could have a material adverse effect on the Company's business, financial condition and results of operations.
Even if the Company obtains orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different products can be approved for the same condition. In addition, after an orphan drug is approved, the FDA and/or EMA can subsequently approve another product for the same condition if the FDA and/or EMA concludes that the later product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Any inability to secure orphan drug designation or the exclusivity benefits of this designation would have an adverse impact on the Company's ability to develop and commercialize the Company's product candidates.
Price adjustments could negatively impact demand for the Company's pharmaceutical products.
The Company has made price adjustments, and may continue to make price adjustments, to its pharmaceutical products based on market assessments. There can be no assurances that sales of the Company's pharmaceutical products will be unaffected by these price adjustments. If price adjustments negatively affect demand for any of the Company's pharmaceutical products, this could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is also subject to certain regulatory investigations in the UK relating to the pricing of certain of its products and any adverse finding in such matters could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurances that increased expenditures on marketing and promotion will lead to increased sales of the Company's pharmaceutical products. Increased expenditures on promotional efforts without corresponding increases in sales could have a material adverse effect on the Company's business, financial condition and results of operations. (See Item 8.B, under the heading "Legal Proceedings and Regulatory Matters" in this Annual Report).
The Company's ability to obtain third-party reimbursement for the cost of products and related treatment may not be adequate and the Company could lose the ability to obtain third-party reimbursement.

[32]

The Company's ability to successfully market the Company's products may depend in part on whether appropriate reimbursement levels for the cost of the products and related treatments are obtained from government authorities and private health insurers and other organizations, such as HMOs and MCOs. This reimbursement and the associated governmental healthcare reimbursement systems are under constant review. The Company also could lose the ability to access such reimbursement by government authorities and private health insurers and other organizations as a result of changing laws, policies and practices of such entities.
Third-party payors increasingly challenge the pricing of pharmaceutical products. In addition, the trend toward managed health care in the U.S., the growth of organizations such as HMOs and MCOs and legislative proposals to reform health care and government insurance programs in the jurisdictions in which the Company sells its products could significantly influence the purchase of pharmaceutical products, resulting in price changes and/or a reduction in product demand. Such cost containment measures and health care reform could affect the Company's ability to sell its products, which could have a material adverse effect on the Company's business, financial condition and results of operations.
Failure to be included in formularies developed by MCOs and other organizations may impact use of the Company's products.
MCOs and other third-party payors try to negotiate the pricing of medical services and products to control their costs. MCOs and pharmacy benefit managers typically develop formularies to reduce their cost for medications. Formularies can be based on the prices and therapeutic benefits of the available products. The breadth of the products covered by formularies varies considerably from one MCO to another, and many formularies include alternative and competitive products for treatment of particular medical conditions. Failure to be included in such formularies or to achieve favourable formulary status may negatively impact the use of the Company's products. If the Company's products are not included within an adequate number of formularies or adequate reimbursement levels are not provided, the Company's market share and gross margins could be adversely impacted, which could have a material adverse effect on the Company's business, financial condition and results of operations.
Changes in prescription recommendations or behaviour by clinical commissioning groups.
On July 21, 2017, NHS England published plans for a range of medicines/products that it believed should not be "routinely prescribed in primary care" in England. It identified 18 treatments considered to be low priority for NHS funding, and proposed prescribing intervention to actively de-prescribe in existing patients. Liothyronine sodium, one of the Company's products, was included in the initial draft. A formal public consultation was launched on the proposed guidance and the Company, industry association and patient groups responded.  Following the consultation period the draft guidance was amended for some products (including liothyronine sodium), where it was felt that active de-prescribing in existing patients was inappropriate.  This revised guidance put forward to the NHS England Board continues to permit the prescribing of liothyronine sodium in new and existing patients where clinical need exists. As a result, clinical commissioning groups and/or other healthcare groups in the markets in which the Company sells its products could release adverse prescribing recommendations against any of the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations.
The Company may experience declines in sales volumes or prices of certain of its products as the result of the concentration of sales to wholesalers and the continuing trend towards consolidation of such wholesalers and other customer groups.
For certain of the Company's products a significant portion of sales are to a relatively small number of customers. For example, Concordia North America, operating through its Barbados office, mainly sells its pharmaceutical products directly to three major wholesalers in the U.S., who combined account for approximately 85% of Concordia North America's total sales through wholesalers and approximately 85% of the reportable operating segment's total revenue. If the Company's relationship with one or more of such customers is disrupted or changes adversely or if one or more of such customers experience financial difficulty or other material adverse changes in their businesses, it could materially and adversely affect the Company's sales and financial results, which could have a material adverse effect on the Company's business, financial condition and results of operations. (See Item 4.B, under the heading"Business Overview - Concordia North America - Sales and Distributions" in this Annual Report).
In addition, wholesalers and retail drug chains have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing the Company's business. The result of these developments could have a material adverse effect on the Company's business, financial position and results of operations.
The markets in which the Company operates and proposes to operate are highly competitive and subject to rapid and significant technological change, which could render the Company's products obsolete or uncompetitive.
In addition to competition from generic drugs, the Company's products will face competition from new products that treat the same diseases and address some of the same conditions as the Company's products. Many of the Company's competitors have greater financial resources and selling and marketing capabilities. The Company will face further competition from pharmaceutical and drug development companies that focus their efforts on developing and marketing products that are similar in nature to its products, but that in some instances offer improvements over, or are less expensive than, the Company's products. The Company's competitors may succeed in developing technologies and products that are more effective or less expensive to use than any of the Company's products or any products that the Company may acquire or license. These developments could render the Company's products obsolete or uncompetitive, which could have a material adverse effect on the Company's business, financial condition and results of operations.

[33]

In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products. They may also establish exclusive collaborative or licensing relationships with the Company's competitors.
The successful development of the Company's pipeline products is highly uncertain and requires significant expenditures and time. In addition, obtaining necessary government approvals is time consuming and not assured.
The Company currently has a number of pipeline products in development (including innovations utilizing existing molecules). The Company and its development partners, as applicable, conduct studies to obtain regulatory approval for the sale of the Company's pipeline products. Such studies can be expensive and complex and can take many years and have uncertain outcomes. Only a small number of the Company's pipeline products may reach the market. The Company will not be able to commercialize its pipeline products if applicable regulatory approvals are not obtained. If the Company's development projects are not successful or are significantly delayed, the Company may not recover its investments in the pipeline product and the Company's failure to bring these pipeline products to market on a timely basis, or at all, could have a material adverse effect on the Company's business, financial condition and results of operations.
During each stage, the Company may encounter obstacles that delay the development process and increase expenses, leading to significant risks that the Company will not achieve its goals and may be forced to abandon a potential product in which it has invested substantial amounts of time and money. These obstacles may include: preclinical failures; difficulty enrolling patients in clinical trials; delays in completing formulation and other work needed to support an application for approval; adverse reactions or other safety concerns arising during clinical testing; insufficient clinical trial data to support the safety or efficacy of the product candidate; and failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate or the facilities in which it is manufactured.
Because of the amounts required to be invested in augmenting the Company's pipeline of products, the Company is increasingly reliant on partnerships with third parties, and consequently faces the risk that some of these third parties may fail to perform their obligations, or fail to reach the levels of success that the Company is relying on to meet its revenue and profit goals.
In addition, the FDA approval must be obtained in the U.S., and EMA approval must be obtained in countries in the EU and similar approvals must be obtained from comparable agencies in other countries, prior to marketing or manufacturing new pharmaceutical and medical device products for use by humans. Obtaining such regulatory approvals for new products and devices and manufacturing processes can take a number of years and involves the expenditure of substantial resources. Even if such products appear promising in development stages, regulatory approval may not be achieved and no assurance can be given that the Company will obtain approval in those countries where it wishes to commercialize such products. Nor can any assurance be given that if such approval is secured, the approved labeling will not have significant labeling limitations, including limitations on the indications for which the Company can market a product, or require onerous risk management programs. Furthermore, from time to time, changes to the applicable legislation or regulations may be introduced that change these review and approval processes for the Company's products, which changes may make it more difficult and costly to obtain or maintain regulatory approvals. To the extent that the Company is able to launch a pipeline product, there is no assurance that the Company will be able to achieve its forecasted market share of the product market and there can be no assurance that the market for the product will not decrease by the time the pipeline product is launched.
If the Company is unable to successfully introduce new products in a timely manner, its future revenue and profit may be adversely affected.
The Company's future revenues and profitability will depend, in part, upon its ability to successfully and timely develop, license, or otherwise acquire and commercialize new products. Product development is inherently risky. Likewise, product licensing involves inherent risks, including among others uncertainties due to matters that may affect the achievement of milestones, as well as the possibility of contractual disagreements with respect to whether the supply of product meets certain specifications or with respect to terms such as license scope or termination rights. The development and commercialization process, particularly with respect to new and complex drugs, also requires substantial time, effort and financial resources. The Company, or a partner, may not be successful in commercializing any of such products on a timely basis, if at all, which could adversely affect the Company's business, financial condition and results of operations.
The Company, or a partner or supplier, may be unable to obtain requisite approvals on a timely basis, or at all, for new products that the Company may develop, license or otherwise acquire. Moreover, if the Company obtains regulatory approval for a drug, it may be limited, for example, with respect to the indicated uses and delivery methods for which the drug may be marketed, or may include warnings, precautions or contraindications in the labeling, which could restrict the Company's potential market for the drug. A regulatory approval may also include post-approval study or risk management requirements that may substantially increase the resources required to market the drug. Also, for products pending approval, the Company may obtain raw materials or produce batches of inventory to be used in efficacy and bioequivalence testing, as well as in anticipation of the product's launch. In the event that regulatory approval is denied or delayed, the Company could be exposed to the risk of this inventory becoming obsolete.
If the Company is unable to navigate its products through the approval process in a timely manner, there could be an adverse effect on the Company's product introduction plans, business, financial condition and results of operations.

[34]

The Company faces competition for future acquisitions or in-licensing of products.
The Company's growth strategy is partially predicated on its ability to acquire or in-license additional products at reasonable prices or for a price which the Company believes is lower than the accretive value to the Company of such products. The Company currently competes to acquire and in-license products with other participants in the pharmaceutical industry. Some of these companies may have greater resources than the Company. In addition, although the Company is aware of other entities that are focused on acquiring and in-licensing products primarily for the purpose of generating a stream of stable revenues and cash flow, there can be no assurances that additional entities will not adopt this strategy in the future. If the Company is unable to acquire or in-license additional products at reasonable or otherwise appropriate prices, its ability to expand its business and to service and ultimately repay its indebtedness may be adversely affected and this could have a material adverse effect on the Company's business, financial condition and results of operations.
The publication of negative results of studies or clinical trials may adversely impact the Company's business.
From time to time, studies or clinical trials on various aspects of pharmaceutical products are conducted by academics or others, including government agencies. The results of these studies or trials, when published, may have a significant effect on the market for the pharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials related to products held by Concordia North America or Concordia International or the therapeutic areas in which the Company's products compete could adversely affect the sales of, the prescription trends for, and the reputation of the Company's products, which in turn could have a material adverse effect on the Company's business, financial condition and results of operations.
Unexpected product safety or efficacy concerns may arise and maintenance of expected levels of market acceptance is uncertain.
Even if the Company is able to obtain and maintain regulatory approvals for its products, generic or branded, the success of its products is dependent upon achieving and maintaining market acceptance. Commercializing products is time consuming, expensive and unpredictable. There can be no assurance that the Company will be able to, either by itself or in collaboration with its partners or through its licensees or distributors, successfully commercialize its products or gain market acceptance for such products. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for the Company's products could be impacted by several factors, some of which are not within the Company's control, including but not limited to the:

•	safety, efficacy, convenience and cost-effectiveness of the Company's products compared to products of the Company's competitors;

•	scope of approved uses and marketing approval;

•	availability of patent or regulatory exclusivity;

•	timing of market approvals and market entry;

•	availability of alternative products from the Company's competitors;

•	acceptance of the price of the Company's products;

•	effectiveness of the Company's sales forces and promotional efforts;

•	the level of reimbursement of the Company's products;

•	acceptance of the Company's products on government and private formularies, by clinical commissioning groups and/or other healthcare groups;

•	ability to market the Company's products effectively at the retail level or in the appropriate setting of care; and

•	reputation of the Company's products.
Unexpected safety or efficacy concerns can arise with respect to the Company's products, whether or not scientifically justified, potentially resulting in product recalls, withdrawals and/or declining sales, as well as product liability, consumer fraud and/or other claims. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations.
The market perception and reputation of the Company's products and their safety and efficacy are important to the Company's business and the continued acceptance of its products. Any negative publicity about any of the Company's products, such as the pricing of the Company's products, discovery of safety issues with its products, adverse events involving its products, or even public rumours about such events, could have a material adverse effect on the Company's business, financial condition and results of operation. In addition, the discovery of one or more significant problems with a product similar to one of the Company's products that implicate (or are perceived to implicate) an entire class of products or the withdrawal or recall of such similar products could have an adverse effect on sales of the Company's products. New data about the Company's products, or products similar to its products, could cause the Company reputational harm and could negatively impact demand for the Company's products due to real or perceived side effects or uncertainty regarding safety or efficacy and, in some cases, could result in product withdrawal. If any of the Company's products fail to gain, or lose, market acceptance, the Company's revenues could be adversely impacted which could have a material adverse effect on the Company's business, financial condition and results of operations.
Risks relating to effective internal controls.

[35]

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although the Company undertakes a number of procedures and the Company and certain of its subsidiaries implement a number of safeguards, in each case, in order to help ensure the reliability of their respective financial reports, including those imposed on the Company under Canadian and U.S. securities law, the Company cannot be certain that such measures ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls or difficulties encountered in their implementation could harm the Company's results of operations or cause it to fail to meet its reporting obligations. If the Company discovers a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in the Company's consolidated financial statements and materially adversely affect the trading price of the Company's securities.
Rising insurance costs could negatively impact the Company's profitability.
The cost of insurance, including director and officer, worker's compensation, property, product liability and general liability insurance, has risen significantly in recent years and is expected to continue to increase. In response, the Company may increase deductibles and/or decrease certain coverage to mitigate these costs. These increases, and the Company's increased risk due to increased deductibles and reduced coverage, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, given the recent claims faced by the Company, the Company may be faced with an increased risk of being unable to obtain adequate insurance coverage or may face significant increases in premiums (for example the Company's insurance premiums for its director and officer insurance for 2017 was 80% higher than it was for 2016).
When the Company's current insurance policies expire, the Company may encounter difficulty in obtaining or renewing its insurance policies with the same level of coverage and under similar terms. Even if the Company were able to renew its policies at levels and with limitations consistent with its current policies, the Company cannot be sure that it would be able to obtain such insurance at premium rates that are commercially reasonable. If the Company is unable to obtain adequate insurance for certain risks, it could cause the Company to be in default of certain contractual commitments it has that require it to maintain adequate insurance to protect against the risk of loss. If this were to occur or if the Company were unable to obtain adequate insurance and experiences damages that would otherwise have been covered by insurance, it could adversely affect the Company's business, financial condition and results of operations.
Risk of loss not covered by insurance.
The Company faces a risk of loss for damages not covered by the Company's existing insurance policies (including its director and officer indemnity insurance policies). The Company could be required to bear all losses that are not adequately covered by its existing insurance policies, as well as any insurance deductibles or damages awarded. In the event of a substantial loss or claim, the insurance coverage may not be sufficient to pay the full amount of the loss incurred or damages awarded. In the event of an uninsured loss, the Company could lose some or all of its capital, cash flow and anticipated profits related to one or more products. Although the Company believes that its insurance programs are adequate, assurance cannot be provided that the Company will not incur losses or damages in excess of insurance coverage or that insurance can be obtained in the future at acceptable levels and reasonable cost and this could have a material adverse effect on the Company's business, financial condition and results of operations.
Policies regarding returns, allowances and chargebacks may reduce revenues in future fiscal periods.
The Company establishes estimates of the impact that policies regarding returns, allowances and chargebacks may have in subsequent periods. The Company cannot ensure that the reserves are adequate or that actual product returns, allowances and chargebacks will not exceed its estimates, which could have a material adverse effect on the Company's business, financial condition and results of operations.
The Company is subject to certain risks as a holding company.
As a holding company with no material assets other than the shares of the Company's operating subsidiaries, nearly all of the Company's funds generated from operations are generated by the Company's operating subsidiaries. As a result, the Company is dependent on dividends and other distributions or loans or advances from those subsidiaries to generate the funds necessary to meet its financial obligations, including the payment of principal and interest on its debt obligations. Accordingly, if the Company's operating subsidiaries are unable, due to regulatory restrictions, contractual restrictions or otherwise (including as a result of events occurring under the CBCA Proceedings), to pay the Company dividends and make other payments to the Company when needed, the Company may be unable to satisfy the Company's debt and other obligations when they arise. There can be no assurance that the agreements governing the indebtedness of the Company's subsidiaries will permit those subsidiaries to provide the Company with sufficient cash to fund its debt service payments.
In connection with the AMCo Acquisition, Cinven became a significant shareholder of the Company.
Upon completion of the AMCo Acquisition, Cinven held approximately 14.23% (14.11% as at March 7, 2018) of the issued and outstanding Common Shares, which limits the ability of other shareholders to influence certain corporate matters and the direction of the Company. Cinven will, for the foreseeable future, have significant influence over corporate management and affairs, and, although restricted in the manner in which it may vote on certain matters pursuant to the Governance Agreement, Cinven will still

[36]

be able to significantly affect the outcome of important matters affecting the Company that require shareholder approval, including the issuance of securities in business combination transactions, and business combinations or other transactions that have been recommended for acceptance by the Company's shareholders by the Board. Cinven is also able to appoint one nominee to stand for election to the Board. As a result of its significant shareholdings, Cinven may have significant influence over the management and the strategic direction of the Company. It is possible that the interests of Cinven may in some circumstances conflict with the Company's interests and the interests of other shareholders of the Company. In addition, Cinven is in the business of making or advising on investments in other companies and may hold securities of, and may from time to time in the future acquire interests in or provide advice to, businesses that directly or indirectly compete with all or a portion of the Company's business or the businesses of its suppliers. Cinven has not entered into any non-competition agreements with the Company, or provided any covenants not to compete with the Company under the AMCo SPA. The specific knowledge of Concordia International's business and the Company's industry that Cinven possesses and the absence of restrictions on its ability to invest in and operate businesses in direct or indirect competition with the Company may pose a competitive threat to the Company that could lead to a material adverse effect on the Company's business, financial condition, and results of operations.
The Company's operating results and financial condition may fluctuate.
The Company's operating results and financial condition may fluctuate from period to period for a number of reasons, including as a result of the following events or occurrences, among others:

•	the CBCA Proceedings;

•	the Proposed Recapitalization Transaction;

•	development and launch of new competitive products;

•	changes in costs and/or reimbursement for the Company's products;

•	the timing and receipt of FDA, EMA or other applicable regulatory approvals or lack of approvals;

•	costs related to business development transactions;

•	changes in the amount the Company spends to market its products;

•
delays between the Company's expenditures to acquire or in-license new products, technologies or businesses and the generation of revenues from those acquired or in-licensed products, technologies or businesses;

•	changes in treatment practices of physicians that currently prescribe certain of the Company's products;

•	changes in prescription recommendations or behaviours by clinical commissioning groups or other healthcare groups in the U.S., UK or in any other jurisdiction in which the Company sells its products;

•	increases in the cost of raw materials used to manufacture the Company's products;

•	manufacturing and supply interruptions;

•	the Company's responses to price competition;

•	expenditures as a result of legal actions and regulatory investigations (and settlements thereof), including the defense of the Company's intellectual property;

•	market acceptance of the Company's products;

•	the timing of wholesaler and distributor purchases; and

•	general economic and industry conditions, including potential fluctuations in foreign currency and interest rates.
As a result, the Company believes that quarter-to-quarter comparisons of results from operations, or any other similar period-to-period comparisons, should not be construed as reliable indicators of the Company's future performance. The above factors may cause the Company's operating results to fluctuate and could have a material adverse effect on the Company's business, financial condition and results of operations. In any period, the Company's results may be below the expectations of market analysts and investors, which could cause the trading price of the Common Shares and other securities of the Company to decline.
Decreases in the value of the Company's assets have led to impairments and could lead to additional impairments in the future.
Goodwill and intangible assets represent a significant portion of the Company's total assets and potential impairment of goodwill and other intangible assets may significantly impact the Company's profitability. During the year-ended December 31, 2017, the Company recorded total impairments of approximately $1.2 billion. During the year-ended December 31, 2016, the Company recorded total impairments of approximately $1.1 billion. Finite-lived intangible assets are subject to an impairment analysis whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. If an impairment exists, the Company would be required to take an impairment charge with respect to the impaired asset. Events giving rise to impairment are difficult to predict and are an inherent risk in the pharmaceutical industry. As a result of the significance of goodwill and intangible assets, should such an impairment of goodwill or intangible assets occur, it could have a material adverse effect on the Company's business, financial condition and results of operations. The introduction of competing products (including generic products) could have a material adverse effect on the Company's business, financial condition and results of operations. For example, the Company has faced increased competitive pressures on some of its key products including, but not limited to, Donnatal®, Plaquenil®, Nilandron®, liothyronine sodium, levothyroxine sodium, hydrocortisone, prednisolone and fusidic acid in recent years. These competitive pressures have negatively impacted, and may continue to negatively impact, the Company's business, financial condition and results of operations, and the Company may not be able to address these impacts or

[37]

competitive pressures in a timely manner or at all. As noted above, these competitive pressures have resulted in the Company having to take significant impairments on its assets during fiscal 2016 and 2017. The Company may be required to take additional impairments on its assets in the event that these conditions continue to effect the Company's business, financial condition and operations.
Business impact and risk factors regarding Brexit.
On June 23, 2016, a majority of voters in the UK elected to withdraw from the EU in a national referendum (Brexit). On March 29, 2017, the United Kingdom delivered notice to the European Council in accordance with Article 50 of the Treaty on European Union of the United Kingdom's intention to withdraw from the European Union. The Company understands that the time frame for the negotiated withdrawal of the United Kingdom from the European Union is approximately two (2) years from the date of the withdrawal notification. However, as no member state has formally withdrawn from the European Union in the past, there is no precedent for the operation of Article 50 and, as a result, the timing and outcome of Brexit continues to be uncertain at this time. The Concordia International reportable operating segment has significant operations within the United Kingdom and other parts of the EU, and therefore continues to monitor developments related to Brexit, including the impact resulting from currency market movements.

Brexit has created significant uncertainty about the future relationship between the UK and the EU, and has given rise to calls for certain regions within the UK to preserve their place in the EU by separating from the UK, as well as for the governments of other EU member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility.
Lack of clarity about future UK laws and regulations as the UK determines which EU laws to replace or replicate in the event of a withdrawal, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could decrease foreign direct investment in the UK, increase costs and depress economic activity. The Company may incur additional costs and expenses as it adapts to potentially divergent regulatory frameworks from the rest of the EU. Disruptions and uncertainty caused by Brexit may also cause the Company's customers to closely monitor their costs and reduce their spending budget on the Company's products.
If the UK and the EU are unable to negotiate acceptable withdrawal terms or if other EU member states pursue withdrawal, barrier-free access between the UK and other EU member states or among the European Economic Area overall could be diminished or eliminated. The Concordia International reportable operating segment has significant operations within the EU, including the UK, and therefore any of these factors could have a material adverse effect on the Company's business, financial condition and results of operations and affect its strategy in the UK and/or the European pharmaceutical market.
A significant portion of the Company's debt and a portion of its revenues are denominated in U.S. dollars. Since October of 2015, Concordia's business has expanded internationally and, as a result, a significant portion of its revenues and expenses are denominated in Euros, UK Pounds Sterling and other foreign currencies. A decrease in the value of such foreign currencies relative to the U.S. dollar, such as the decline in value of the UK Pound Sterling following Brexit, could result in reduced U.S. dollar equivalent earnings, as a result of currency exchange rate fluctuations. During periods of a strengthening U.S. dollar, the local currency results of the Company's international operations may translate into fewer U.S. dollars. The Company cannot predict changes in currency exchange rates, the impact of exchange rate changes on its operating results, nor the degree to which the Company will be able to manage the impact of currency exchange rate changes, and any of these effects of Brexit, among others, could materially adversely affect the Company's business, results of operations and financial condition. As the UK takes further steps necessary to formally terminate its membership in the EU, volatility in foreign currencies may continue as negotiations commence to determine the future terms of the UK relationship with the EU. The Company cannot be sure that any hedging techniques it has implemented or may implement in the future will be successful or that its business, financial condition, and results of operations will not be materially adversely affected by foreign currency exchange rate fluctuations. In addition, in connection with the CBCA Proceedings and any Proposed Recapitalization Transaction, the Currency Swaps were terminated during October 2017. As a result, the Company is increasingly susceptible to changes or fluctuations in currency exchange rates.

[38]

If the Company experiences a data security breach and confidential information is disclosed, the Company may be subject to penalties and experience negative publicity.
The Company and its customers could suffer harm if personal and health information were accessed by third parties due to a system security failure. The collection of data requires the Company to receive and store a large amount of personally identifiable data. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting legislative proposals addressing data privacy and security. The Company may become exposed to potential liabilities with respect to the data that it collects, manages and processes, and may incur legal costs if information security policies and procedures are not effective or if the Company is required to defend its methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to its methods of handling such information could have a material adverse effect on the Company's business, financial condition and results of operations due to the costs and negative market reaction relating to such developments.
Information technology systems and cyber security risks.
Significant disruptions of information technology systems or breaches of information security could adversely affect the Company's business. The Company relies to a large extent upon sophisticated information technology systems to operate its business. In the ordinary course of business, the Company collects, stores and transmits large amounts of confidential information (including, but not limited to, personal information and intellectual property), and the Company deploys and operates an array of technical and procedural controls to maintain the confidentiality and integrity of such confidential information. The Company also has outsourced significant elements of its operations to third parties, including significant elements of its information technology infrastructure and, as a result, the Company is managing many independent vendor relationships with third parties who may or could have access to its confidential information. The size and complexity of the Company's information technology and information security systems, and those of its third-party vendors with whom the Company contracts (and the large amounts of confidential information that is present on them), make such systems potentially vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by the Company's employees or vendors, or from attacks by malicious third parties. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, "hacktivists," nation states and others. As a global pharmaceutical company, the Company's systems are subject to frequent attacks. Due to the nature of some of these attacks, there is a risk that they may remain undetected for a period of time. While the Company has invested in the protection of data and information technology, there can be no assurance that the Company's efforts will prevent service interruptions or security breaches. Any such interruption or breach of the Company's systems could adversely affect its business, financial results or results of operations and/or result in the loss of critical or sensitive confidential information or intellectual property, and could result in financial, legal, business and reputational harm to the Company. The potential risks and impacts of a cyber security incident on the Company include:

•	compromising confidential customer, employee and/or third party information;

•	unauthorized access to proprietary or sensitive information;

•	destruction or corruption of important data;

•	lost revenues due to a disruption of activities;

•	litigation, fines and liability for failure to comply with privacy and information security laws;

•	regulatory investigations and heightened regulatory scrutiny;

•	higher insurance premiums;

•	reputational harm affecting customer and investor confidence;

•	diminished competitive advantage and negative impacts on future opportunities;

•	effectiveness of internal control over financial reporting;

•	operational delays, such as interruptions in the supply chain management;

•	loss of data from research and development activities; and

•	devaluation of intellectual property.
In 2016, the Company developed a global policy to address cyber security risks; however, the Company continues to be at an elevated risk of exposure to cyber security incidents until the policy is implemented across the global organization. In addition, the Company is currently considering obtaining cyber liability insurance; however, even if the Company were to maintain cyber liability insurance, such insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of the Company's systems.
The expansion of social media platforms present new risks and challenges.
The inappropriate use of certain social media vehicles could cause brand damage or information leakage or could lead to legal implications from the improper collection and/or dissemination of personally identifiable information or the improper dissemination of material non-public information (including violations of applicable securities laws). In addition, negative posts or comments about the Company and/or any of its key personnel on any social networking web site could seriously damage the Company's reputation. Further, the disclosure of non-public company sensitive information through external media channels could lead to information loss as there might not be structured processes in place to secure and protect information. If the Company's non-public sensitive information

[39]

is disclosed or if its reputation or that of its key personal is seriously damaged through social media, it could have a material adverse effect on the Company's business, financial condition and results of operations.
Risk Factors Related to the Common Shares
There is no guarantee that an active, liquid market for Common Shares will be maintained and it is possible that the Common Shares could be delisted from the TSX and/or the Nasdaq if applicable continued listing requirements are not maintained.
There is no guarantee that an active liquid trading market for the Common Shares will be maintained on the TSX and/or the Nasdaq. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.
The listing of the Common Shares on the TSX and the Nasdaq is conditional upon the Company's ability to maintain the applicable continued listing requirements of the TSX and the Nasdaq. Failure to maintain the applicable continued listing requirements of the TSX and/or the Nasdaq could result in the Common Shares being delisted from the TSX and/or the Nasdaq. The TSX and the Nasdaq will normally consider the delisting of securities if, in the opinion of the applicable exchange, it appears that the public distribution, price, or trading activity of the listed securities has been so reduced as to make further dealings in the securities on the TSX or the Nasdaq, as applicable, unwarranted. In addition, the TSX and Nasdaq may review a listing and delist securities based on a review of the financial condition of an issuer. If the market price of the Common Shares declines further or if the Company is unable to maintain listing requirements, the TSX and/or the Nasdaq could become doubtful that the Company can continue as a going concern. In such circumstances, the TSX and/or the Nasdaq may commence a remedial review process that could lead to the delisting of the Common Shares from the applicable exchange. Further, if the Company completes a sale, merger, acquisition, or alternative strategic transaction, including, but not limited to, the Proposed Recapitalization Transaction, it will have to consider if the continued listing of the Common Shares on the TSX and/or the Nasdaq is appropriate, or possible.
On December 1, 2017, the Company announced that it received an initial notification letter from Nasdaq's Listing Qualifications Department notifying the Company that it had 180 days to regain compliance with the minimum bid price requirement set forth in Nasdaq's continued listing rules. Nasdaq's continued listing rules require that listed securities maintain a minimum bid price of $1.00 per share, and that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of thirty (30) consecutive business days or more. The Company's Common Shares traded below a bid price of $1.00 for thirty (30) consecutive business days from October 17, 2017, to November 28, 2017. As a result, Nasdaq found that the Company did not meet the minimum bid price requirement. The Common Shares remain listed on Nasdaq and the Company has until May 29, 2018, to regain compliance with the minimum bid price requirement in order to maintain the listing. To regain compliance with the minimum bid price requirement, the Common Shares must have a closing bid price of at least $1.00 for a minimum of ten (10) consecutive business days. In the event the Company does not regain compliance with the minimum bid price requirement by May 29, 2018, the Company has the option to apply to Nasdaq for additional time to regain compliance with this listing requirement.
If the Company’s Common Shares are delisted from the Nasdaq or TSX, its ability to raise capital in the future may be limited. Delisting could also result in less liquidity for the Company’s shareholders and a lower share price. Such a delisting would likely have a negative effect on the price of the Company’s Common Shares and could impair the Company shareholders’ ability to sell or purchase the Company’s Common Shares. For example, the Company’s shareholders in the U.S. may be required to resell their shares on the TSX if a liquid over-the-counter trading market did not develop in the U.S. following a delisting. In the event of a delisting, the Company expects to take actions to restore its compliance with the Nasdaq’s listing requirements, but it can provide no assurance that any action taken by the Company would result in its Common Shares becoming listed again, or that any such action would stabilize the market price or improve the liquidity of its Common Shares. Delisting also could have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.
Any Proposed Recapitalization Transaction may result in significant dilution of the Company’s outstanding Common Shares.
Based on the current discussions between the Company and certain of its debtholders, it is anticipated that the outstanding Common Shares would be subject to significant dilution as a result of any Proposed Recapitalization Transaction and limited value for shareholders on completion of such a transaction is expected to remain. Issuing additional Common Shares or other equity securities or securities convertible into equity may dilute the economic and voting rights of the Company’s shareholders at the time of such issuance or reduce the market price the Common Shares or both.
The market price of the Common Shares is unpredictable and may be volatile, which could cause the value of a shareholder's investment to decline.
Publicly-traded securities such as those of the Company will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Common Shares will trade cannot be predicted. The market price of the Common Shares have and could continue to fluctuate significantly for various reasons, many of which are beyond the Company's control, including the following:

•	the outcome or perceived outcome of the CBCA Proceedings and/or any Proposed Recapitalization Transaction;

[40]

•
changes or perceived changes in the condition (including financial condition), operations, results or prospects of the Company's businesses and market assessments of these changes or perceived changes;

•	changes in the Company's capital structure, such as future issuances of securities, sales of large blocks of Common Shares by the Company's shareholders or the Company's incurrence of additional debt;

•	the Company's announcements or those of its competitors' regarding new products or services, enhancements, significant contracts, acquisitions, in-licensing arrangements or strategic investments;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

•	changes in governmental regulations or proposals, or new government regulations or proposals, affecting the Company;

•	the addition or departure of the Company's executive officers and other key personnel;

•	the Company's quarterly or annual earnings or those of other companies in the Company's industry and anticipated fluctuations in respect thereof;

•	operating and stock price performance of companies that investors deem comparable to the Company;

•	changes in earnings estimates or recommendations by securities analysts who track the Common Shares;

•	changes in industry conditions;

•	developments related to investigations, regulatory proceedings, or litigation that involve the Company;

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company's industry or target markets; and

•
changes in general market, economic and political conditions in the U.S., Canada, the UK, the EU and global economies or financial markets in which the Company does business, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated or disproportionate to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company's operating results, underlying asset values or prospects have not changed. These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. This litigation, which has recently been initiated against the Company, could result in substantial costs and diversion of management's attention and resources. (See Item 8.B, under the heading "Legal Proceedings and Regulatory Matters" in this Annual Report).
The market for the Common Shares has experienced and may in the future experience significant fluctuations in price and volume of trading based on the performance of the Company and other factors outside of the Company's control. Given the current financial condition and leverage of the Company, there could be additional volatility with respect to the price of the Common Shares, which could result in investors losing all or a significant portion of their investment. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected. Based on the current discussions between the Company and certain of its lenders, it is anticipated that the outstanding Common Shares would be subject to significant dilution as a result of the Proposed Recapitalization Transaction and limited value for shareholders on completion of such a transaction is expected to remain.
Future sales or issuances of the Common Shares in the public markets, or the perception of such sales, could depress the trading price of the Common Shares.
The sale of a substantial number of Common Shares or other equity-related securities in the public markets, or the perception that such sales could occur, could depress the market price of the Common Shares and impair the Company's ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares.
Future sales of Common Shares by existing shareholders could reduce market price.
Sales of a substantial number of Common Shares in the public market could occur at any time following, or in connection with, the completion of any offering. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. A decline in the market price of the Common Shares could impair the Company's ability to raise additional capital through the sale of securities should it desire to do so. As a result of the requirement to fund the personal income tax liability that may arise for holders of options, RSUs and DSUs of the Company upon the realization of certain events, holders of these securities may need to sell Common Shares purchased or issued in the same year that the realization event arises. This results in a greater number of Common Shares being sold in the public market, and fewer long-term holders of Common Shares by the Company's management and employees. In addition, the issuance of Common Shares upon the exercise of options or the vesting of RSUs/DSUs would decrease the proportionate ownership and voting power of all other shareholders. This dilution could cause the price of the Common Shares to decline and it could result in the creation of new control persons. In addition, the Company's shareholders could suffer dilution in the net book value per share.

[41]

All of the Company debt obligations, and any future indebtedness the Company may incur, will have priority over the Common Shares with respect to payment in the event of a liquidation, dissolution or winding up.
In any liquidation, dissolution or winding up of the Company, the Common Shares would rank below all debt claims against the Company. In addition, any convertible or exchangeable securities or other equity securities that the Company may issue in the future may have rights, preferences and privileges more favourable than those of the Common Shares. As a result, holders of the Common Shares will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after the Company's obligations to its debt holders and holders of equity securities that rank senior to the Common Shares have been satisfied.
The Company is subject to risks related to publication of inaccurate or unfavourable research by securities analysts or other third parties.
The trading market for the Common Shares relies in part on the research and reports that securities analysts and other third parties choose to publish about the Company. The Company does not control these analysts or other third parties. The price of the Common Shares could decline if one or more securities analysts downgrade the Common Shares or if one or more securities analysts or other third parties publish inaccurate or unfavourable research about the Company or cease publishing reports about the Company. If one or more analysts cease coverage of the Company or fail to regularly publish reports on the Company, the Company could lose visibility in the financial markets, which in turn could cause the price or trading volume of the Common Shares to decline. Based on the current discussions between the Company and certain of its lenders, it is anticipated that the outstanding Common Shares would be subject to significant dilution as a result of the Proposed Recapitalization Transaction and limited value for shareholders on completion of such a transaction is expected to remain.
Forward-looking statements, future-oriented financial information, and financial outlooks may prove inaccurate.
Investors are cautioned not to place undue reliance on forward-looking statements, future-oriented financial information and financial outlooks. By their nature, forward-looking statements, future-oriented financial information and financial outlooks involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties relating to forward-looking statements are found in this Annual Report under the heading "Cautionary Note Regarding Forward-Looking Statements."
The Company is subject to risks related to global financial conditions.
Global credit and financial markets have experienced extreme disruptions in the past several years, including with respect to, at times, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that significant deterioration in credit and financial markets and confidence in economic conditions will not occur in the future. Any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions could have a material adverse effect on the Company's business, financial condition and results of operations. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company's operations and the value and the price of the Common Shares could be adversely affected. In addition, there is a risk that one or more of the Company's current manufacturers or other service providers may themselves be adversely impacted by difficult economic circumstances, which could directly affect the Company's ability to run its business as currently contemplated.
The Company is subject to risks related to additional regulatory burden and controls over financial reporting.
The Company is subject to the continuous and timely disclosure requirements of Canadian and U.S. securities laws and the rules, regulations and policies of the TSX and the Nasdaq. These rules, regulations and policies relate to, among other things, corporate governance, corporate controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. The Company has made, and will continue to make, changes in these and other areas, including the Company's internal controls over financial reporting. However, there is no assurance that these and other measures that it may take will be sufficient to allow the Company to satisfy its obligations as a public company on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies create additional costs for the Company and require the time and attention of management of the Company. The Company cannot predict the amount of the additional costs that the Company may incur, the timing of such costs or the impact that management's attention to these matters will have on the Company's business.
In addition, Concordia's inability to maintain effective internal controls over financial reporting could increase the risk of an error in its financial statements. Concordia's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is therefore subject to error, improper override

[42]

or improper application of the internal controls. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis, and although it is possible to incorporate into the financial reporting process safeguards to reduce this risk, they cannot be guaranteed to entirely eliminate it. If the Company fails to maintain effective internal control over financial reporting, then there is an increased risk of an error in the Company's financial statements that could result in the Company being required to restate previously issued financial statements at a later date.
There can be no assurance of dividends.
The Board currently does not intend to pay quarterly dividends on the Common Shares in the foreseeable future and there can be no assurance that the Company's revenues or earnings will enable the Company to pay quarterly dividends in the future. The Company's dividend policy could be reviewed from time to time by the Board in the context of the Company's earnings, financial condition and other relevant factors. As the Company does not pay dividends, the Company's shareholders will not be able to receive a return on their Common Shares unless they sell them. In addition, any dividend to be approved by the Board in the future may require third party consents under the Company's debt agreements. In addition, in the event that the Company is not in compliance with its obligations under its debt agreements, including as a result of any of the existing defaults or events of default under the Company's debt agreements that have been stayed by the CBCA Order, the Company's ability to pay dividends on its Common Shares may be restricted by such facilities. The market value of the Common Shares may deteriorate if the Company continues its current practice of not paying dividends on its Common Shares and that deterioration may be material. In addition, the composition of any future cash dividends for Canadian tax purposes may change over time and may affect the after-tax return for certain investors.
Certain directors and officers of the Company may be forced to dispose of their equity securities.
Certain directors and officers of the Company may be forced to dispose of their equity securities if they are unable to satisfy their personal debt obligations with cash on hand, as such securities may be held as collateral for personal loans. The sale or forced sale of Common Shares as part of a margin call, or even the potential for such a sale, could lead some investors to sell their Common Shares, which may cause the price of the Common Shares to decline.
Shareholders could lose their entire investment.
An investment in Common Shares is speculative and may result in the loss of an investor's entire investment. Only investors who are comfortable investing in a company with a limited operating history and substantial leverage and can afford to lose their entire investment should consider an investment in the Company.

ITEM 4.    INFORMATION ON THE COMPANY
A.    HISTORY AND DEVELOPMENT OF THE COMPANY.
Corporate Structure
Name, Address and Incorporation; Trading Market
Concordia International Corp. was incorporated pursuant to the provisions of the OBCA on January 20, 2010, under the name “Mercari Acquisition Corp.”. The Company completed its initial public offering on May 6, 2010, and was listed on the TSX-V as a capital pool company and subsequently on the NEX. On December 18, 2013, and prior to the completion of the Qualifying Transaction (as defined below), the Company changed its name to “Concordia Healthcare Corp.” and completed a consolidation of its share capital on a basis of one post-consolidation Common Share for every 48.08 common shares existing immediately before the consolidation. The Company completed its qualifying transaction pursuant to the policies of the TSX-V by way of a reverse takeover of the Company by the shareholders of Concordia Private Co. on December 20, 2013 (the “Qualifying Transaction”). The Common Shares were de-listed from the NEX and re-listed for trading on the TSX under the symbol “CXR” on December 24, 2013. On June 29, 2015, the Common Shares commenced trading on the Nasdaq under the symbol “CXRX”. On January 1, 2016, by way of a short-form vertical amalgamation, Concordia Private Co. amalgamated with the Company. The name of the amalgamated entity remained “Concordia Healthcare Corp.” until June 27, 2016, when the Company changed its name to “Concordia International Corp.” to better reflect the global nature of the Company’s operations. On November 29, 2017, the Company received a notification from the Nasdaq that the Common Shares failed to meet Nasdaq's minimum bid price requirement of $1.00 for a period of thirty (30) consecutive days or more and, as a result, the Company was given until May 29, 2018 to regain compliance with this Nasdaq rule in order to maintain its listing on the Nasdaq.
The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9. The Company’s records office is located at 333 Bay St., Suite 2400, Toronto, Ontario M56 2T6. The Company operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of various international office locations with key offices located in Bridgetown, Barbados; St. Helier, Jersey; Dublin, Ireland; London, England and Mumbai, India. The Company leases all of its offices. As part of the Company's efforts to reduce operating costs, during the second quarter of 2018, the Company intends to seek the approval of its shareholders at the next annual and general meeting of shareholders, pursuant to the provisions of the OBCA, to move the registered and head office of the Company from its current location in the municipality of Oakville, Ontario, to a new office location in the adjacent municipality of Mississauga, Ontario.

[43]

Restructuring and Capital Realignment
On September 6, 2017, the Company announced the details of its long-term growth strategy called "DELIVER". The acronym "DELIVER" stands for the Company's intention to: (i) Drive growth in the UK; (ii) Expand into key European markets; (iii) Level set the U.S. business; (iv) Increase the product pipeline; (v) Vary the Company's approach to non-core markets; (vi) Extend the Company's lean operating model and further build its talent; and (vii) Realign its capital structure.
October 20, 2017, in connection with the Company's efforts to realign its capital structure, the Company announced that it was seeking to reduce its existing secured and unsecured debt obligations by more than $2 billion, while significantly reducing its annual interest expense (the "Proposed Recapitalization Transaction"). In connection with the Proposed Recapitalization Transaction, on the same day, the Company together with its direct, wholly-owned subsidiary, Concordia Healthcare (Canada) Ltd., commenced a court proceeding under the CBCA (the "CBCA Proceedings"). The CBCA is a Canadian corporate statute that, among other things, allows Canadian corporations to restructure certain debt obligations. The CBCA is not a bankruptcy or insolvency statute.
In connection with the Proposed Recapitalization Transaction, the Company obtained a preliminary interim order (the "CBCA Order") from the Ontario Superior Court of Justice (the "Court"), which among other things, grants an interim stay of proceedings in favour of the Company and certain of its subsidiaries to protect the Company and its subsidiaries against any defaults and related steps or actions that may result from the Company's decision to initiate the CBCA Proceedings and any defaults under its debt documents. As at the date of this Annual Report, the CBCA Order remains in effect.
Under the CBCA process, Concordia's management continues to lead day-to-day operations and operate its business as usual, while meeting its commitments to employees, suppliers and customers. Based on the latest discussions between the Company and certain of its lenders, it is anticipated that the outstanding Common Shares would be subject to significant dilution as a result of any Proposed Recapitalization Transaction and limited value is expected to remain for shareholders upon completion of any such recapitalization transaction.
Completion of the Proposed Recapitalization Transaction will be subject to, among other things, approval of the corporate plan of arrangement under the CBCA (the "Plan of Arrangement") by the applicable security holders of the Company; other approvals that may be required by the Court, Nasdaq and/or the TSX; Court approval; and the receipt of all necessary regulatory approvals. If approved, the Plan of Arrangement would be binding for all holders of secured debt, unsecured debt and Common Shares. (See Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report for additional information associated with the events of default applicable under certain of the Company's credit facilities).
General Development of the Business
Significant Acquisitions
The Company completed the following significant acquisitions during the past three years:

•
AMCo. On October 21, 2015 (the “AMCo Acquisition Closing Date”), pursuant to the terms of a share purchase agreement dated September 4, 2015, as amended (the “AMCo SPA”) the Company, through a wholly owned subsidiary, completed the acquisition (the “AMCo Acquisition”) of 100% of the outstanding shares of AMCo from Cinven and certain other sellers (collectively, the “AMCo Vendors”). The AMCo Acquisition provided the Company with a diversified portfolio of 190 off-patent products (for the purposes of this Annual Report, “products” also means “molecules”), as well as entry into new therapeutic areas such as endocrinology, neurology, ophthalmology and urology. The Company, through its wholly-owned subsidiary, acquired AMCo for cash consideration of approximately £800 million ($1.24 billion as at the AMCo Acquisition Closing Date), 8.49 million Common Shares ($230.8 million as at the AMCo Acquisition Closing Date) and daily interest of £272,801 that accrued from June 30, 2015 to October 21, 2015 ($47.7 million as at the AMCo Acquisition Closing Date). In addition, on December 19, 2016 and February 1, 2017, the Company paid the AMCo Vendors £72 million and £73.5 million (which included interest of approximately £1.5 million), in connection with the earn-out that was payable to the AMCo Vendors pursuant to the terms of the AMCo SPA. As part of the purchase commitment the Company was required to repay on the AMCo Acquisition Closing Date AMCo’s existing senior secured facilities in the respective principal amounts of approximately £582 million and €440 million plus accrued interest thereon and the termination value of related interest rate and cross-currency swaps ($1.4 billion as at the AMCo Acquisition Closing Date). The Company has included the AMCo group of companies into its Concordia International reportable operating segment, and on June 29, 2016, AMCo’s name was changed to Concordia International (Jersey) Limited. On December 16, 2016, Concordia International (Jersey) Limited was liquidated and all of its assets were acquired and liabilities assumed by its parent company, Concordia Investments (Jersey) Limited. (See Item 4.B, under the heading the “Business Overview - Concordia International” in this Annual Report).

•
Covis Portfolio. On April 21, 2015, pursuant to the terms of an asset purchase agreement dated March 9, 2015 (the “Covis APA”), by and among the Company, CPI, and Covis Pharma S.à r.l., Covis Injectables S.à r.l. (together, “Covis”) and Covis Pharma Holdings S.à r.l., the Company, through its subsidiary CPI, completed the acquisition of substantially all of the commercial assets of Covis for $1.2 billion in cash (the “Covis Acquisition”). The drug portfolio acquired from Covis (the “Covis Portfolio”) consisted of branded products and authorized generic contracts, which address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets. On October 5, 2015, the Company sold the injectable products acquired from Covis Injectables S.à r.l., being Fortaz®, Zantac® and

[44]

Zinacef®, for $10 million and $1 million for purchased inventory. The Company has integrated the remainder of the Covis Portfolio into the Concordia North America reportable operating segment. (See Item 4.B, under the heading the “Business Overview - Concordia North America” in this Annual Report).

Equity Financing Transactions
The Company completed the following equity transactions during the past three years:

•
On September 30, 2015, in connection with the AMCo Acquisition, the Company closed a short-form prospectus offering of 8,000,000 Common Shares for aggregate gross proceeds of $520 million (the “AMCo Equity Offering”). The AMCo Equity Offering was completed at a price per Common Share of $65.00 pursuant to an underwriting agreement (the “AMCo Underwriting Agreement”) by and among the Company and the AMCo Equity Underwriters. The AMCo Equity Underwriters received, as consideration for their services, a commission equal to 3.75% of the aggregate gross proceeds payable to the Company in respect of the AMCo Equity Offering. The net proceeds of the AMCo Equity Offering were used to fund, in part, the purchase price and costs related to the AMCo Acquisition.

•
On April 8, 2015, the Company closed a short form prospectus offering, on a “bought deal” basis, of 4,329,428 subscription receipts (the “Covis Subscription Receipts”) of the Company, which included the exercise by the Covis Equity Underwriters of an over-allotment option of 15%, for aggregate gross proceeds of approximately C$368 million (the “Covis Equity Offering”). The Covis Equity Offering was completed at a price per Covis Subscription Receipt of C$85.00. Pursuant to the terms and provisions of (i) a subscription receipt agreement by and among the Company, RBC Dominion Securities Inc. and Equity Financial Trust Company (as subscription receipt agent) (the “Covis Subscription Receipt Agreement”), and (ii) an underwriting agreement (the “Covis Underwriting Agreement”) by and among the Company and the Covis Equity Underwriters, each holder of Covis Subscription Receipts automatically received, without payment of additional consideration or further action, one Common Share in exchange for each Covis Subscription Receipt held. The Covis Equity Underwriters received, as consideration for their services, a commission equal to 4% of the aggregate gross proceeds payable to the Company in respect of the Covis Equity Offering. The net proceeds of the Covis Equity Offering were used to partially fund: (i) the purchase price for the Covis Acquisition; and (ii) fees and expenses incurred in connection with the Covis Acquisition.

Funding Arrangements

The Company completed the following material funding arrangements during the past three years:

•
On April 21, 2016, the Company announced that it had formed a special committee of independent members of the Board to consider various strategic alternatives potentially available to the Company (the “2016 Strategic Review”). On October 13, 2016, the Company closed a private offering of $350 million of 9% Senior Secured First Lien Notes due 2022 (the “2016 Notes”) issued pursuant to a note indenture dated October 13, 2016 (the “2016 Note Indenture”) between the Company, certain of its subsidiaries and U.S. Bank National Association, as trustee and collateral agent. This offering marked the formal conclusion of the 2016 Strategic Review. Pursuant to the terms and provisions of a note purchase agreement dated October 6, 2016 by and among the Company, certain of its subsidiaries and the 2016 Note Purchase Underwriters, (the “2016 Note Purchase Agreement”), the 2016 Notes were priced at 100% of their face amount and bear interest at a rate of 9%, payable on April 1 and October 1 of each year, beginning on April 1, 2017 and was due to mature on April 1, 2022. The 2016 Notes are guaranteed, jointly and severally, on a senior secured basis by certain of the Company’s existing and future direct and indirect subsidiaries (the “2016 Note Guarantors”). The 2016 Notes and the guarantees are secured, subject to permitted liens, by the same first priority liens that secure the 2016 Note Guarantors’ obligations under the Existing Credit Agreement, and rank senior in right of payment to all of the Company’s subordinated indebtedness, as well as the subordinated indebtedness of the 2016 Note Guarantors, and equal in right of payment with all of the Company’s and the 2016 Note Guarantors’ existing and future senior indebtedness, including indebtedness under the Existing Credit Agreement. The 2016 Notes and the guarantees are effectively pari passu with the Company’s and the 2016 Note Guarantors’ existing and future indebtedness secured by a first priority lien on the collateral, including the Existing Credit Agreement, and senior to all of the Company’s and the 2016 Note Guarantors’ existing and future unsecured indebtedness and secured indebtedness that is not secured by a lien on the collateral securing the 2016 Notes or that is secured by junior liens, in each case to the extent of the value of the collateral securing the 2016 Notes. The 2016 Notes and guarantees also are structurally subordinated to all existing and future obligations, including indebtedness and trade payables, of any of the Company’s subsidiaries that do not guarantee the 2016 Notes. In connection with the CBCA Proceedings, and pursuant to the CBCA Order, the Company has continued to make ordinary course scheduled interest and amortization payments at non-default rates on its secured facilities, as applicable (including, but not limited to, the 2016 Notes), however, has deferred payments on the remaining unsecured facilities.

•
On August 17, 2016, the Company, through a direct, wholly-owned subsidiary, entered into a cross-currency swap agreement (the "August Swap Agreement") in order to reduce the Company’s exposure to exchange rate fluctuations between GBP

[45]

and USD on certain repayments of its long-term debt agreements. The pay fixed GBP / receive fixed USD cross-currency swap had a principal amount of $382 million and converted this amount of the Company’s USD debt obligations into a GBP obligation in the amount of approximately GBP 297 million, excluding interest. The maturity date of the August Swap Agreement was April 15, 2023. In addition, on November 3, 2016, the Company, through a direct, wholly-owned subsidiary, entered into a cross-currency swap agreement (the "November Swap Agreement", and together with the August Swap Agreement, the "Currency Swaps") in order to further reduce the Company’s exposure to exchange rate fluctuations between GBP and USD. The pay fixed GBP / receive fixed USD cross-currency swap had a principal amount of $350 million and was entered into to convert the Company’s USD debt obligation associated with the 2016 Notes into a GBP obligation in the amount of approximately GBP 287 million, excluding interest. The maturity date of the November Swap Agreement was April 1, 2022. In connection with the CBCA Proceedings, the counterparty to the Currency Swaps notified the Company that it would be terminating the Currency Swaps effective October 23, 2017. The Company subsequently entered into a settlement agreement with the counterparty, whereby the Company is required (among other things) to make monthly interest payments on a purported termination amount of $114,431,046 until the earlier of (i) the successful completion of the Proposed Recapitalization Transaction; (ii) the conclusion or termination of the CBCA Proceedings; and (iii) October 23, 2018. (The Company has not paid the purported termination amount).

•
On October 21, 2015, concurrent with the closing of the AMCo Acquisition, the Company entered into a credit agreement (the “Existing Credit Agreement”), by and among the Company, certain of the Company’s subsidiaries, and the AMCo Lenders. Pursuant to the terms of the Existing Credit Agreement, the AMCo Lenders agreed to provide secured term loans in the aggregate amounts of $1.1 billion in one tranche (the “AMCo USD Term Loan”) and £500 million in a separate tranche (the “AMCo GBP Term Loan” and together with the AMCo USD Term Loan, the “AMCo Term Loans”) and made available to the Company a secured revolving loan in the aggregate outstanding principal amount of up to $200 million, subject to compliance with certain covenants under the Existing Credit Agreement. The $200 million secured revolving loan was never drawn upon and, in connection with the CBCA Proceedings, the Company agreed to terminate the revolving loan. All obligations of the Company under the Existing Credit Agreement are guaranteed by all material subsidiaries of the Company and secured by first priority security interests in the assets of the Company and the assets of, and equity interests in, its material subsidiaries. The AMCo Term Loans were due to mature on October 21, 2021. Interest rates on the AMCo Term Loans are calculated based on LIBOR plus applicable margins, with a LIBOR floor of 1%. The proceeds of the AMCo Term Loans were used to pay a portion of the purchase price of, and costs related to, the AMCo Acquisition. In addition, a portion of the proceeds from the AMCo Term Loans were used to refinance certain of the Company’s debt and certain debt held by AMCo as at the AMCo Acquisition Closing Date. In connection with the CBCA Proceedings, the Company does intend to continue to make scheduled, ordinary course interest and amortization payments at non-default rates under the Existing Credit Agreement.

•
On October 21, 2015, concurrent with the closing of the AMCo Acquisition, the Company entered into two bridge loan agreements (the “Bridge Loan Agreements”), by and among the Company, certain of the Company’s subsidiaries, and certain lenders. Pursuant to the terms of the Bridge Loan Agreements, certain lenders agreed to provide: (i) a senior unsecured equity bridge term loan facility in an aggregate principal amount of $135 million (the “Extended Bridge Loans”); and (ii) a senior unsecured equity bridge term loan facility in an aggregate principal amount of $45 million (the “Equity Bridge Loans” and together with the Extended Bridge Loans, the “Bridge Facilities”). The Extended Bridge Loans carried a maturity of seven years and an interest rate of 9.5% for two years from the date of issuance. As the Extended Bridge Loans were not repaid on October 21, 2017, the interest rate increased to 11.5%. Through to October 21, 2018, lenders holding the Extended Bridge Loans may make a proposal for an offering of new securities which securities may carry a weighted average effective yield that is up to 150 basis points greater than 11.5%. On or after October 21, 2018 the lenders holding the Extended Bridge Loans may request the exchange of the Extended Bridge Loans into bonds with a maturity date of October 21, 2022 and bearing interest of 11.5%. The proceeds of the Bridge Facilities were used to pay a portion of the purchase price of, and costs related to, the AMCo Acquisition. On October 20, 2017, the Company commenced the CBCA Proceedings. In connection with the CBCA Proceedings, payments owing to holders of the Bridge Facilities, including without limitation, approximately (i) $34 million of principal and accrued interest due on October 20, 2017, under the Equity Bridge Loans; (ii) $2.5 million due on October 23, 2017, under the Extended Bridge Loans; and (iii) $2.9 million due on January 22, 2018, under the Extended Bridge Loans, were not paid as scheduled. During the fourth quarter of 2017, the Company entered into a settlement agreement with the holders of the Equity Bridge Loans, pursuant to which all outstanding indebtedness (including, without limitation, principal, interest and fees) and other obligations under the Equity Bridge Loans were satisfied at a significant discount (the settlement amount paid by the Company being approximately $13 million) and were automatically and irrevocably discharged, terminated and released. In connection with the CBCA Proceedings, and pursuant to the CBCA Order, the Company is not required to make scheduled payments under its unsecured debt instruments, including, but not limited to, payments owing in connection with the Extended Bridge Loans. All obligations of the Company under the Extended Bridge Loans, subject to certain customary exceptions, are guaranteed by all material subsidiaries of the Company.

•
On October 21, 2015, concurrent with the closing of the AMCo Acquisition, the Company closed a private offering of $790 million in aggregate principal amount of 9.5% senior notes due 2022 (the “AMCo Notes”) issued pursuant to a note indenture

[46]

(the “AMCo Note Indenture”) between the Company, certain of its subsidiaries and U.S. Bank National Association, as trustee. Pursuant to the terms and provisions of a note purchase agreement (the “AMCo Note Purchase Agreement”) by and among the Company and the AMCo Note Purchase Underwriters, the AMCo Notes bear interest at a rate of 9.5%, which interest was scheduled to be paid on June 15 and December 15 of each year, beginning on June 15, 2016 and the AMCo Notes were due to mature on October 21, 2022. The AMCo Notes are guaranteed, jointly and severally, on a senior unsecured basis by certain existing and future direct and indirect subsidiaries of the Company (the “AMCo Guarantors”). The AMCo Notes and the guarantees rank senior in right of payment to all of the Company’s subordinated indebtedness, as well as the subordinated indebtedness of the AMCo Guarantors, and equal in right of payment with all of the Company’s and the AMCo Guarantors’ existing and future senior indebtedness, including indebtedness under the AMCo Term Loans. The AMCo Notes effectively are subordinated to all of the Company’s existing and future secured indebtedness, as well as the secured indebtedness of the AMCo Guarantors, to the extent of the value of the assets securing such indebtedness. The AMCo Notes and guarantees also are structurally subordinated to all existing and future obligations, including indebtedness and trade payables, of any of the Company’s subsidiaries that do not guarantee the AMCo Notes. The proceeds of the AMCo Notes were used to pay a portion of the purchase price of, and costs related to, the AMCo Acquisition. In connection with the CBCA Proceedings, and pursuant to the CBCA Order, the Company is not required to make scheduled payments under its unsecured debt instruments, including, but not limited to, payments owing in connection with the AMCo Notes. In addition, on December 15, 2017, and in connection with the CBCA Proceedings, the Company deferred the payment of approximately $37.5 million of interest due on the AMCo Notes.

•
On April 21, 2015, in connection with the Covis Acquisition, the Company closed a private offering of $735 million of 7% senior notes due 2023 (the “Covis Notes”) issued pursuant to a note indenture (the “Covis Note Indenture”) between the Company, certain of its subsidiaries and U.S. Bank National Association, as trustee. Pursuant to the terms and provisions of a note purchase agreement dated April 13, 2015 by and among the Company, certain of its subsidiaries and the Covis Note Purchase Underwriters, (the “Covis Note Purchase Agreement”), the Covis Notes were priced at an issue price of 100% of their face amount to yield 7%. Interest on the Covis Notes was scheduled to be paid semi-annually on April 15th and October 15th of each year. The net proceeds of the offering of the Covis Notes were used to partially fund: (i) the purchase price for the Covis Acquisition; and (ii) the fees and expenses incurred in connection with the Covis Acquisition. On October 16, 2017, the Company announced that in conjunction with its ongoing efforts to realign its capital structure, the Company decided to use a thirty (30) day grace period to defer the payment of approximately $26 million of interest due on the Covis Notes. On October 20, 2017, the Company commenced the CBCA Proceedings. In connection with the CBCA Proceedings, payments owed to holders of the Covis Notes, including without limitation, the interest payment due on October 16, 2017, were not paid as scheduled. In connection with the CBCA Proceedings, and pursuant to the CBCA Order, the Company is not required to make scheduled payments under its unsecured debt instruments, including, but not limited to, payments owing in connection with the Covis Notes.

•
On April 21, 2015, concurrent with the closing of the Covis Acquisition, the Company entered into a credit agreement (the “Covis Credit Agreement”), by and among the Company, certain of the Company’s subsidiaries and the Covis Lenders. Pursuant to the terms of the Covis Credit Agreement, the Covis Lenders agreed to provide senior secured credit facilities in an aggregate principal amount of up to $700 million comprising: (i) a senior secured revolving credit facility (the “Covis Revolving Facility”) in an aggregate principal amount of up to $125 million; and (ii) a senior secured term loan facility (the “Covis Term Facility”) in an aggregate principal amount of $575 million (together, the “Covis Bank Facilities”). The funds made available to the Company under the Covis Term Facility were used to partially fund (i) the purchase price for the Covis Acquisition; (ii) the fees and expenses incurred in connection with the Covis Acquisition; and (iii) the repayment and retirement of the Company’s outstanding debt issued pursuant to the terms and provisions of the amended and restated credit agreement dated September 30, 2014, with General Electric Corporation, Healthcare Financial Services and a syndicated of lenders. The Company did not draw on the Covis Revolving Facility. Concurrent with the closing of the AMCo Acquisition (as described above), the Company repaid, in full, the outstanding principal balance of the Covis Term Facility of $573.6 million and the related financings and all security interests in the assets of the Company and the assets of its material subsidiaries were discharged and released.

Internal Reorganizations
In the ordinary course of business, the Company reviews its corporate structure and operations and where appropriate may undertake a reorganization. For example, on December 16, 2016, the Company completed a legal entity rationalization, the purpose of which was to (i) identify and eliminate redundant legal entities, (ii) identify and eliminate certain intercompany balances, and (iii) streamline various operational aspects of the combined business and entities. In connection with this legal entity rationalization, AMCo (then named Concordia International (Jersey) Limited) was liquidated and all if its assets were acquired and liabilities were assumed by its parent company, Concordia Investments (Jersey) Limited. During 2017, the Company identified and eliminated immaterial dormant legal entities.

B.     BUSINESS OVERVIEW

[47]

Description of the Business
The Company is a diverse, international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines. The Company has an international footprint with sales in more than 90 countries, and has a diversified portfolio of more than 200 established, off-patent products. The Company also markets Photofrin® for the treatment of certain forms of cancer. As at December 31, 2017, the Company employed 444 employees.
The Company currently has the following two reportable operating segments, in addition to its Corporate cost center: (i) Concordia International, which is the Company’s international reportable operating segment selling generic and legacy medicines, and (ii) Concordia North America, which is the Company’s North American reportable operating segment. During the period-ended March 31, 2017, the Company aggregated its reportable segments to combine the former Orphan Drugs segment and Concordia North America segment into one reportable operating segment, which is also named "Concordia North America". During each of the two most recently completed financial years, there were no sales or transfers to (i) joint ventures in which the Company is a participant or entities in which the Company has an investment accounted for using the equity method; or (ii) controlling shareholders.
Reportable Operating Segment Summary Table
The following chart sets out, for each of the three most recently completed financial years, the revenue for each reportable operating segment of the Company derived from sales to customers outside of the Company. During the period-ended March 31, 2017, the Company aggregated its reportable operating segments to combine Orphan Drugs and Concordia North America into one reportable operating segment, which is also named "Concordia North America". As a result, the revenues generated by the former Orphan Drugs segment and Concordia North America segment are combined in the table below in a single reportable segment for the years ended December 31, 2016 and 2015 under the Concordia North America reportable operating segment. In addition, the Concordia International segment was acquired during the fourth quarter of 2015 and, therefore, the revenues reflected for the Concordia International segment in respect of the year ended December 31, 2015, represent only those revenues generated by the segment between October 21, 2015 (the date of the completion of the AMCo Acquisition) and December 31, 2015.

	Revenues (in Millions) for year ended
Reportable Operating Segment	December 31, 2017	December 31, 2016	December 31, 2015(1)
Concordia North America	$160.8	$258.6	$278.5(2)
Concordia International	$465.4	$557.5	$115.7(3)
Notes:
(1) On December 11, 2015, the Company resolved to dissolve a subsidiary entity, Complete Medical Homecare, Inc. and, as a result, the (former) Specialty Healthcare Distribution Division, was discontinued as a reportable operating segment in 2015. The Specialty Healthcare Distribution Division’s revenues for the year ended December 31, 2015, was $7.8 million.
(2) The Covis Portfolio was acquired during the second quarter of 2015 and, therefore, the revenues reflected for the Concordia North America segment in respect of the year ended December 31, 2015, include revenue generated by the Covis Portfolio for the period between April 21, 2015 (the date of the completion of the Covis Acquisition) and December 31, 2015. Full year product revenues in respect of Concordia North America's other products are included for 2015, however.
(3) The Concordia International segment was acquired during the fourth quarter of 2015 and, therefore, the revenues reflected for the Concordia International segment in respect of the year ended December 31, 2015, represent only those revenues generated by the segment between October 21, 2015 (the date of the completion of the AMCo Acquisition) and December 31, 2015.

Competition
Competitors in the pharmaceutical market range from large multinational pharmaceutical and development corporations to small, single product companies that may limit their activities to a therapeutic area, region or territory. Competition also comes from other companies, which develop and commercialize formulations that are suitable or interchangeable with marketed brands. The Company competes with a variety of pharmaceutical companies. At the present time, there are generic and competitive products on the market that compete with many of the Company’s products.
With respect to competition for its acquisition, in-licensing and development strategy, the Company competes principally with the following types of companies: (a) other pharmaceutical companies seeking to acquire or in-license pharmaceutical products; and (b) companies developing drugs which could one day compete with the Company’s drugs. With respect to (a), the Company believes that these companies typically focus on under-promoted products in specific therapeutic niches that offer growth potential through synergistic sales and marketing efforts. To the Company’s knowledge, there are few companies that have the same geographic reach as that of the Company. Given this geographic reach, and since the Company is not focused on specific therapeutic classes, it has a platform that allows it to purchase diversified products and product bundles.
Concordia International
Overview
Concordia International operates as an international specialty pharmaceutical company, owning or licensing a broad portfolio of branded and generic prescription products that are sold to wholesalers, hospitals and pharmacies in over 90 countries. Concordia International specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche,

[48]

hard-to-make products. Concordia International’s medicines are manufactured through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. As at December 31, 2017, Concordia International employed 391 employees. As at December 31, 2017, Concordia International’s diversified product portfolio consisted of approximately 200 products, representing a variety of dosage strengths, formulations and geographic markets and covering a range of therapeutic categories, including endocrinology, neurology, ophthalmology and urology.
Concordia International focuses on off-patent pharmaceutical products. In many cases, Concordia International’s products have prescription histories dating back decades, which reduces the risk of any new undetected side-effect profiles that could materially alter prescribing habits. Concordia International’s top products are often complex to manufacture and register with applicable drug product regulatory authorities, and face a lower risk of innovation due to the off-patent stage of their life cycle.
Products
Concordia International has adopted a tailored growth strategy depending on the competitive and market dynamics for each of its key products. The following table and subsequent product descriptions provide an overview of Concordia International’s top four (4) products for the years ended December 31, 2017, December 31, 2016, and December 31, 2015, and illustrates the level of diversity across Concordia International’s product portfolio.

Concordia International’s Top 4 Products
Product (i.e., Molecule)	Indication	Sold in no. of countries		International Rights	Percentage of the Company's Total Consolidated Revenue(1)
		2017	2016		2017	2016	2015(2)
Macrobid® / Macrodantin® (nitrofurantoin)	Urinary tract infections	16	18	✓	7.6%	5.1%	2.3%
Tetroxin® (liothyronine sodium)	Severe hypothyroid states	6	7	✓	6.3%	6.8%	2.0%
Eltroxin® (levothyroxine sodium)	Hypothyroidism	11	11	✓	4.5%	4.7%	1.8%
Fucithalmic® (fusidic acid)	Bacterial conjunctivitis	66	59	✓	4.3%	4.9%	2.1%
Notes:

(1)
The revenue percentages provided in the table above reflect the aggregate revenue with respect to each product. As a result, these revenue percentages may reflect sales of the branded and/or generic form of a product distributed by Concordia International.

(2)	The information provided in respect of the 2015 fiscal year is based on revenues generated between October 21, 2015 (the date of the AMCo Acquisition) and December 31, 2015.
Macrobid® / Macrodantin® (nitrofurantoin)
Nitrofurantoin is used to treat bladder infections, such as cystitis and urinary tract infections. These are common infections where many antibiotics are used and, as a result, bacteria are becoming resistant to some of them. At this time, there is less resistance to nitrofurantoin. The product is used across all ages and can also be used to prevent bladder infections in vulnerable patients.
Tetroxin® (liothyronine sodium)
The deficiency of thyroxine is sometimes particularly severe and causes extreme symptoms (including coma) that requires a drug’s immediate onset. Liothyronine sodium works quickly and is sometimes used in combination with levothyroxine.
Eltroxin® (levothyroxine sodium)
Levothyroxine sodium treats patients with an underactive thyroid gland, which leads to a deficiency of the hormone thyroxine (a condition known as hypothyroidism). Hypothyroidism is treated by this daily treatment, which is continued and monitored for life.
Fucithalmic® (fusidic acid)
Fusidic acid takes the form of a topical gel treatment for patients of all ages suffering with a bacterial infection of the surface lining of the front of the eye (a condition known as conjunctivitis). Conjunctivitis causes the eye to be red, painful and sticky, resulting in a considerable disability for patients and significant inconvenience for the carers of babies, children or the elderly suffering with this condition.
Product Development and Production
Concordia International utilizes an asset-light business model that focuses on the registration and regulatory maintenance of acquired, in-licensed and own-developed products. New products are acquired and in-licensed as well as developed by contract research organizations that are managed by Concordia International’s in-house team, mainly to develop new formulations and dosage strengths of existing products. Concordia International’s medicines are predominantly manufactured in Western Europe by a number of CMOs. Concordia International enters into contractual arrangements with third parties pursuant to which Concordia International and such third parties negotiate the pricing of materials including, but not limited to, raw materials and active pharmaceutical ingredients. Its

[49]

operations are managed by core management teams in Ireland, Jersey and the UK and supported by commercial and regulatory teams in certain international markets. In addition, Concordia International’s Centre of Excellence in Mumbai, India provides operational functions ranging from regulatory, quality, supply chain, medical marketing, customer service, information technology and finance.
Concordia International outsources all product manufacturing services to a number of third-party CMOs. Concordia International has maintained long-term relationships with its key suppliers, managed through its European operations. Concordia International has, where possible, purposefully concentrated its supplier base in Europe in order to be close to its manufacturers, which allows Concordia International to more readily monitor the manufacturing process.
Manufacturing certain of Concordia International’s products can be challenging due to factors such as low microgram formulations or difficult stability profiles. Technologies used to make the products often date back decades to the time regulatory approvals were obtained under previous regulatory regimes.
Through a program of operational optimization initiatives, Concordia International has improved its supplier network, optimizing the operations management team and implementing business interruption insurance, a safety stock policy and a dual sourcing program for key products, which establishes secondary sources of finished dosage form and active pharmaceutical ingredients for key products. Concordia International utilizes long-term supplier contracts and its products are distributed to customers directly and indirectly via third-party distributors.
Mumbai Centre of Excellence
The Company operates a Centre of Excellence in Mumbai, India, which works with all operations teams around the globe.
The Company utilizes a balanced mix of employees in India with varied academic backgrounds to provide a full range of business services. Such services include:

•	commercial activities, including, order processing, business intelligence, market analytics and marketing campaign development;

•	regulatory and medical activities, including, license management and document management;

•	quality assurance, compliance and product release;

•	global operations activities, including, planning, order processing and vendor management;

•	strategic development activities, including, regulatory filings and dossier reviews;

•	finance activities, including, financial reporting and consolidation; and

•	human resources, information technology and other support functions.
The key business functions of finance, human resources, information technology, supply chain and regulatory, quality and medical affairs operate through a model whereby the team in India works with its European and North American based teams.
Sales and Distribution
Concordia International’s products are sold and distributed through two models: the direct presence (regional hubs) model and the distributor markets model. Concordia International utilizes the direct presence model for sales in its regional hubs markets and utilizes the distributor model for sales in its distributor markets division. Based on strategic considerations and when appropriate, Concordia International will shift a region from one model to the other.
Regional Hubs
Concordia International has a direct sales presence and commercial teams in the UK, Ireland, Australasia and the Nordic region. Through this model, Concordia International has full control over its sales and marketing efforts with the use of an in-house, on-the-ground commercial team that targets potential customers in specific segments of the local market.
Distributor Markets
In markets where Concordia International uses distributors for sales and distribution, Concordia International utilizes area/country managers. These area/country managers may be on-the-ground or may cover regions. They manage distributors, train and monitor third-party sales forces and identify portfolio optimization opportunities. In certain markets, such as South America and China, Concordia International manages distributors remotely and uses its marketing and/or distribution relationships to drive sales.
Key Markets, Growth and Marketing Strategy
All of Concordia International’s pharmaceutical products are off-patent medicines with well-established prescribing histories that are at the end of their product life cycle. Concordia International typically does not participate in areas where other pharmaceutical companies continue to invest significantly to find more effective treatments that will disrupt the market for existing medications when they are released, such as products relating to cancer or diabetes. Also, Concordia International’s off-patent products are sold across developed and emerging market countries. Concordia International’s diverse product portfolio consists of off-patent branded prescription products and niche, un-branded products in various oral, injectable and topical forms.

[50]

In 2017, sales to customers in the UK accounted for a significant portion of Concordia International’s revenue while sales in over 90 other countries including various European countries and Australasia accounted for the remaining revenue. Concordia International’s revenue in the UK is derived mainly from un-branded drugs while the majority of its international revenue is from branded drugs, which enables Concordia International to take advantage of the different market dynamics in various markets.
In connection with the Company's "DELIVER" strategy, the Company intends to expand into other key European markets, such as Germany and France.
United Kingdom
The UK pharmaceutical industry is one of the largest pharmaceutical industries in Europe. The Company believes that there are favourable market drivers in the UK including population growth, favourable demographics and increased life expectancy. As a result of, and in connection with, the Company's "DELIVER" strategy, the Company intends to drive further growth in the UK. The off-patent pharmaceutical market in the UK has different regulatory schemes for branded and un-branded medicines. For branded products, the PPRS established in 1952 controls the profits earned by pharmaceutical companies on their overall portfolio of branded products. For un-branded products, the government established a self-regulating market that is designed to increase competition and drive down the costs of medicines. The proportion of un-branded drugs sold in the UK pharmaceutical market is significantly higher than other markets. This is due to the:

•	existence of national bodies, such as the National Institute of Health and Clinical Experience, that assess and regulate the availability of new patented drugs;

•	high propensity of doctors and the department of health that prescribe drugs on an international non-proprietary name basis; and

•	ability of pharmacists to substitute un-branded equivalent products from different manufacturers.
Most of Concordia International’s products sold in the UK are un-branded products, in various oral, injectable and topical forms that are priced through market dynamics. Concordia International has targeted strategies for three different categories of the UK’s pharmaceutical market: (i) Specialty/Hard to Make, (ii) Generics and (iii) Medicines Optimization.
Specialty/Hard to Make
Due to the uniqueness and age of certain medicines and the corresponding manufacturing processes, Concordia International considers such medicines to be hard to make and maintain. In this market, Concordia International identifies, develops and markets niche, essential medicines and acts as the exclusive or semi-exclusive supplier of these products. These medicines can come in the form of unique formulations, dosages, delivery mechanisms and molecules.
Generics
The UK’s generics market is one of the largest generics markets in the world. In this market, Concordia International is able to leverage its “pure play” generic capabilities. Concordia International’s generic franchise in the UK consists of products such as carbimazole, prochlorperazine and colchicine.
Medicines Optimization
Medicines optimization is an official government policy designed to promote medicines through understanding the patient experience, utilizing an evidence-based model for the choice of medicines, ensuring medicine use is as safe as possible and making medicines optimization part of routine practice. In this category, pharmaceutical companies such as Concordia International can approach the UK Department of Health directly, or local procurement bodies individually, with certain products that fit this model. These products are typically affordable branded products, with direct patient benefits that are supported by the UK Department of Health as part of this medicines optimization agenda. Concordia International’s products in this market include, among others, Eltroxin®, Zapain®, Detrunorm® and Macrobid®. Concordia International has also promoted products such as Morphgesic® through this program.
UK National Health Service Act 2006
On September 16, 2016, the Company announced that a bill was introduced in the UK House of Commons to amend and extend existing provisions of the NHSA to enable the Secretary of State to help manage the cost of health service medicines. On April 27, 2017, the UK government accorded Royal Assent to the HSMSCA. The HSMSCA introduces provisions in connection with controlling the cost of health service medicines and other medical supplies. The HSMSCA also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. The Company continues to monitor the implementation of the HSMSCA. While the effects of the HSMSCA are unknown at this time, the HSMSCA could impose certain risks and uncertainties on the Company's operations and cash flows. (See Item 8.B, under the heading "Legal Proceedings and Regulatory Matters" and Item 3.D, under the heading "Risk Factors" in this Annual Report).
Intellectual Property Matters
Concordia International owns and controls the intellectual property in the vast majority of its products, giving Concordia International the option to launch its products in various geographies, to develop new formulations and to select CMOs of its choice. Concordia International’s intellectual property rights include its brand names, trademarks, marketing authorizations, regulatory dossiers and

[51]

manufacturing know-how. Concordia International’s intellectual property portfolio has been built from product and company acquisitions over the past 25 years, including product acquisitions from large originator pharmaceutical companies. Concordia International has successfully developed a number of these acquired products into new and more patient-friendly formulations. In addition, Concordia International has a number of exclusive in-licensing arrangements with third party dossier development boutiques under which Concordia International licenses territorial rights to strategic medicines which have, or are shortly to, come off patent. The Concordia International reportable operating segment focuses on off-patent products and does not have any material products that place significant reliance on a particular trademark, patent or license.
Regulatory Matters
Concordia International’s regulatory matters are generally managed through established: (i) internal regulatory capabilities; and (ii) external third party providers. The internal team registers and maintains products with regulatory authorities across Concordia International’s key markets. In some international markets, Concordia International’s teams are assisted by local regulatory service providers. Concordia International is subject to inspections by the UK regulatory authority, the Medicines and Healthcare products Regulatory Agency and, where applicable, other regulatory agencies where Concordia International markets its products. As a marketing authorization holder, Concordia International’s companies are required to comply with (among other things) the following EU regulations and guidelines:

•
Good Manufacturing Practice, which ensures that medicinal products are consistently produced and controlled to the appropriate quality standards for their intended use and as required by the marketing authorization or product specification;

•
Good Distribution Practice, which ensures that products are consistently stored, transported and handled under suitable conditions as required by the marketing authorization or product specification; and

•	Good Pharmacovigilance Practice, which regulates the processes for monitoring the safety of medicines.
Research and Development - Product Pipeline
Concordia International grows and diversifies its product portfolio through acquisitions, in-licensing and organic growth, pursuant to which Concordia International has developed a pipeline of products. This pipeline of products consists of: (i) reformulations or new dosages of existing products, developed by third party developers under the supervision of Concordia International and using Concordia International’s intellectual property; (ii) the launch of existing products in new countries; and (iii) in-licensed products that reach across Concordia International’s various markets. In-licensed products include niche branded or un-branded products that are currently sold by other companies. Concordia International identifies in-licensing opportunities and seeks to reach an agreement with these companies to allow Concordia International to market the product in some or all geographic regions, typically in return for milestone payments and/or profit sharing agreements. Between October 21, 2015 and March 15, 2017, the Company completed 36 product launches and was on track to meet its previously stated goal of 60 product launches by the end of 2018. Prior to the first quarter of 2017, however, the Company took an in-process research and development impairment charge of $58 million relating to projects that the Company decided to discontinue or certain projects with lower future forecasts compared with those at the time of the AMCo Acquisition. This intellectual property impairment charge represented a shift in how the Company analyzed its product pipeline. The table provided below outlines the Company's evolving product pipeline and the number of products included in the various stages of the Company's pipeline during the year-ended December 31, 2017 (by fiscal quarters). In connection with the Company's "DELIVER" strategy, the Company continues to work towards increasing its product pipeline and portfolio.

Product Development Stage	Q1 2017	Q2 2017	Q3 2017	Q4 2017
Products launched during the quarter	1	3	2	2
Products approved or awaiting approval from regulatory authorities	9	14	13	17
Products under development that are anticipated to launch within the next 3-5 years	8	26	27	32
Products identified for potential development with partners	21	15	16	15
Total Product Pipeline(1)	38	55	56	64
Note:
(1) The "Total Product Pipeline" figure does not include the number of products launched during the quarter, as such products are no longer deemed to comprise the product pipeline once launched.
Concordia North America
Overview
Concordia North America has a diversified product portfolio that focuses primarily on the U.S. pharmaceutical market. As of December 31, 2017, this portfolio of pharmaceutical products consisted of branded and authorized generic products, which are owned or licensed by CPI and CLI. Concordia North America’s diversified product portfolio represents a variety of dosage strengths, formulations and covers a range of therapeutic categories. During the period-ended March 31, 2017, the Company aggregated its reportable operating segments to combine its former Orphan Drugs segment and the Concordia North America segment into one reportable operating segment, which is also named "Concordia North America". As a result, Concordia North America's diversified product portfolio now

[52]

includes PDT with Photofrin®, which is a treatment for certain forms of cancer that combines a drug called a photosensitizing agent (Photofrin®) with a specific type of laser that emits an exact wavelength of light and power to target cancer cells.
As part of the Company's "DELIVER" strategy, the Company is currently working to level-set the Concordia North America reportable operating segment. Concordia North America seeks to acquire or in-license and manage drugs that are in the later stages of the pharmaceutical product life cycle. Historically, these products have a well-established record of safety and efficacy. As at December 31, 2017, Concordia North America employed 31 employees.
Products
The following table and subsequent product descriptions provide an overview of Concordia North America’s top three (3) products during the years ended December 31, 2017, 2016 and 2015 and illustrates the level of diversity across Concordia North America’s product portfolio:

Concordia North America’s Top Three (3) Products
Product (i.e., Molecule)	Indication	Sold in no. of countries	International Rights	Percentage of the Company’s Total Consolidated Revenue(1)
				2017	2016	2015(2)
Donnatal® (phenobarbital & belladonna alkaloids)	Irritable Bowel	1	USA	6.7%	7.9%	23.0%
Zonegran® (zonisamide)	Epilepsy	1	USA	5.9%	4.8%	8.8%
Plaquenil® & Plaquenil® AG (hydroxychloroquine sulfate)	Inflammatory Conditions	1	USA	4.3%	6.8%	13.8%
Notes:

(1)
The revenue percentages provided in the table above reflect the aggregate revenue with respect to each product. As a result, these revenue percentages may reflect sales of the branded and/or generic form of a product.

(2)
The revenue generated by Plaquenil® during the year ended December 31, 2015, is based on revenues generated by this product between April 21, 2015 (the date the product was acquired in connection with the Covis Acquisition) and December 31, 2015.

Donnatal® (phenobarbital & belladonna alkaloids)
Donnatal® is used as adjunctive therapy for irritable bowel syndrome, a condition characterized by abdominal pain, bloating, and diarrhea or constipation. It may also be used as adjunctive therapy for acute enterocolitis and duodenal ulcer. Donnatal® is one phenobarbital and belladonna alkaloid product that has a right to a DESI hearing and has distinct legal rights to be actively marketed. (See Item 8.B, under the heading “Legal Proceedings and Regulatory Matters” and Item 3.D, under the heading “Risk Factors” in this Annual Report).
Zonegran® (zonisamide)
In epileptic patients, focal seizures (also called partial seizures and localized seizures) are seizures which affect initially only one hemisphere of the brain. Zonegran® is an anti-seizure drug indicated for adjunctive therapy in the treatment of partial seizures in adults with epilepsy.
Plaquenil® and Plaquenil® AG (hydroxychloroquine sulfate)
Plaquenil® and Plaquenil AG is used to treat rheumatoid arthritis and manage the complications of lupus as well as suppress acute attacks from certain strains of malaria. Plaquenil® and Plaquenil® AG is considered a disease-modifying anti-rheumatic drug because it can decrease the pain and swelling of arthritis, and it may prevent joint damage and reduce the risk of long-term disability.
Product Development and Production
Similar to Concordia International, Concordia North America utilizes an asset-light business model that focuses on the registration and regulatory maintenance of acquired and in-licensed pharmaceutical products. Concordia North America’s medicines are manufactured by more than a dozen third-party CMOs in North America and Western Europe. Concordia North America enters into contractual arrangements with third parties pursuant to which Concordia North America and such third parties agree to the pricing of services and materials including, but not limited to, raw materials and active pharmaceutical ingredients. Concordia North America’s operations, including supplier relationships, are managed from offices in Barbados and supported by internal and external advisors.
Sales and Distributions
Concordia North America, operating through its Barbados office, mainly sells its pharmaceutical products directly to three (3) major wholesalers in the U.S., who combined account for approximately 85% of Concordia North America’s total gross sales through wholesalers and approximately 85% of the reportable operating segment’s total revenue. Other direct buyers include smaller wholesalers and distributors. Additional key indirect customer groups include:

[53]

•
Physicians and allied health professionals including nurses, physician assistants, and pharmacists. While physicians and allied health professionals are not themselves direct buyers of Concordia North America’s products, they are important influencers in recommending or prescribing Concordia North America’s products to patients.

•
Patients and their families/caregivers. In the U.S., patients are faced with having to bear an increasing share of the cost of healthcare. For this reason, patients have become more educated regarding their medical needs and increasingly play a larger role in their healthcare decisions, including which medications they are taking.

•
Third-party payors such as Managed Care Organizations and group purchasing organizations. Third-party payors, like certain insurance companies and employers, make purchasing and reimbursement decisions based on a number of health outcomes and economic variables.

•
State and federal government health agencies. Certain U.S. federal government agencies like the Department of Veteran Affairs, the Department of Defense, prison systems and Indian Health Services may purchase pharmaceutical products directly from Concordia North America or provide third-party reimbursement to those that do purchase Concordia North America’s products. In addition, Medicaid programs at the state level may also reimburse patients that purchase Concordia North America’s products.

Warehousing, distribution, logistics, customer service and accounts receivable were transitioned to Cardinal Specialty Pharmaceutical Services in January 2014. Management of Concordia North America believes that such outsourcing relationships with leading providers of pharmaceutical contract services are an efficient means of pursuing its business plans and intends to pursue this strategy in the future.
Key Markets, Growth and Marketing Strategy
Concordia North America focuses on the North American pharmaceutical market, in particular the U.S. market. Most pharmaceutical products in the U.S. marketplace follow very similar paths of development from discovery through to loss of substantial market share to competing products. This life cycle includes several key stages that each affect a product’s commercial viability. The key stages include: (i) the drug discovery stage; (ii) the pre-clincial and clinical development stage; (iii) the FDA approval, product launch and growth stage; (iv) the product maturity stage; (v) the loss of market exclusivity stage; and (vi) the legacy stage. The majority of Concordia North America's products are in the legacy stage of their life cycle and such products require little or no marketing investment. In connection with the Company's "DELIVER" strategy, the Company is currently working to stabilize and level set the Concordia North America reportable operating segment.
Authorized Generics
When merited, Concordia North America enters into authorized generic contracts. An authorized generic is a branded drug marketed as a generic drug under private label, typically that of a generic company. The goal of partnering with a generic company to introduce an authorized generic is to maintain market share against competing generic versions of the Company's products, thereby creating a revenue stream from the authorized generic, while continuing to receive a revenue stream from brand sales.
Limited Promotional Investment
Concordia North America seeks to maintain and grow demand for, and revenues from, its pharmaceutical products through limited, highly-targeted promotional activities. These activities include third-party service providers charged with a mandate of direct detailing to carefully targeted physicians for certain products. In addition, Concordia North America offers couponing and co-pay assistance programs for its promoted products. These promotional activities are aimed at increasing physician, pharmacy and consumer awareness and loyalty to Concordia North America’s products. On January 3, 2017, the Company announced that CPI had entered into a three-year co-promotion agreement with Redhill relating to the promotion of Donnatal®, through which Redhill agreed to incur the sales and marketing costs associated with promotion activities, with CPI providing materials and samples. The Company announced on June 13, 2017, that Redhill commenced promoting Donnatal® in certain U.S. territories. Pursuant to the terms of the co-promotion agreement with Redhill, CPI will keep all revenue up to a predetermined level of sales and only after that predetermined level has been surpassed will revenue be shared between the companies.
Partnership with Leading Service Providers
Concordia North America has entered into outsourcing relationships with leading providers of pharmaceutical contract services for many of the operational functions associated with its business. Concordia North America’s products are predominantly manufactured by more than a dozen third party CMOs in North America and Western Europe. Government pricing and contracting-related matters are overseen by Deloitte (formerly Compliance Implementation Services).
Product Acquisitions and In-Licensing
Concordia North America acquires or in-licenses pharmaceutical products that generally have the following characteristics: (i) are known products, offering: (a) proven efficacy and a well-understood position in therapy; (b) proven safety profiles and therefore minimal safety risk for patients and physicians; and (c) no costly launch promotion requirement; (ii) have a predictable and reliable supply chain, including: (a) readily available active pharmaceutical ingredient; (b) long-term supply chain in place; (c) alternative

[54]

manufacturing sources, if needed; and (d) distribution by leading third-party logistics providers; and (iii) have an attractive cash flow profile.
Post-Acquisition Value Added by Concordia North America
Concordia North America has a focused post-acquisition/in-licensing program for products that is designed to manage the performance of acquired and in-licensed drugs. Key components of this program include: (i) implementing cost adjustments based on market assessment; (ii) implementing authorized generic opportunities when merited; (iii) exploring limited promotion investment opportunities; (iv) effectively managing regulatory affairs and supply chain; and (v) integrating acquisitions or in-licensed intellectual property into Concordia North America’s fiscal structure.
Intellectual Property Matters
Concordia North America relies on trademarks, trade secrets and other proprietary information in connection with its business and such trademarks have been used, often for several years, to build brand equity and maintain physician and patient loyalty to branded drugs. As long as the trademarks continue to be used by Concordia North America, registration of them can be renewed and the rights in them maintained. However, the Concordia North America reportable operating segment does not have any material products that place significant reliance on a particular trademark, patent or license other than Zonegran®. Pursuant to the terms of an asset purchase agreement dated September 3, 2014, by and between CPI and Eisai, Inc. (the "Zonegran Licensing Agreement"), the Company acquired certain licensing rights to market and distribute Zonegran® in the U.S.. (A copy of this purchase agreement is included as Exhibit 4.5 hereto).
Regulatory Matters
The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements on the distribution and marketing of pharmaceutical and other healthcare products. These agencies and other federal, state and local entities regulate quality control, safety, effectiveness, labeling, packaging, storage, handling, distribution, record keeping, approval, advertising, and promotion of pharmaceutical products.
The Company’s operations are also subject to the Anti-Kickback Statutes. Such laws prohibit entities such as the Company from knowingly and willingly offering, paying, soliciting or receiving any form of remuneration (including any kickback, bribe or rebate) in return for the referral of items or services for which payment may be made under a federal health care program, or in return for the recommendation, arrangement, purchase, lease or order of items or services for which payment may be made under a federal health care program. Violation of the Anti-Kickback Statutes is a felony, punishable by criminal fines and imprisonment or both. In addition, the Department of Health and Human Services in the U.S. may impose civil penalties and exclude violators from participation in federal health care programs, such as Medicare and Medicaid. Many states have adopted similar prohibitions against payments intended to induce referrals of products or services paid by Medicaid or other third-party payors.
Concordia North America currently utilizes its Center of Excellence and third-party providers of certain regulatory affairs and quality assurance services. These services may include storage and maintenance of regulatory dossiers, and all routine and ad-hoc reporting and communications with the FDA. The third-party provider currently services a large number of North American and European pharmaceutical and biotechnology companies in similar capacities.
The Company’s global medical team is generally responsible for information requests that typically involve written responses to questions from patients or healthcare providers regarding Concordia North America’s products. Concordia North America~~,~~ has established a dedicated toll-free phone number and mailing address for these drug information requests.
Research and Development - PDT with Photofrin®
Concordia North America's diversified product portfolio includes PDT with Photofrin®, which is a treatment for certain forms of cancer that combines a drug called a photosensitizing agent (Photofrin®), with a specific type of laser that emits an exact wavelength of light and power to target cancer cells (PDT). Existing indications for which Photofrin® is already an FDA approved treatment include: (i) Non-Small Cell Lung Cancer or NSCLC; (ii) esophageal cancer; and (iii) Barrett’s esophagus.

C.     ORGANIZATIONAL STRUCTURE

[55]

Intercorporate Relationships
Information about the intercorporate relationships among the Company and its significant subsidiaries is provided in the table below.

| # | Legal Entity Name | Jurisdiction of Formation | Percentage of Equity Interests Owned |
|---|---|---|---|
| 1 | Concordia International Corp. (f/k/a Concordia Healthcare Corp.) | Ontario | |
| 2 | Concordia Laboratories Inc. | Luxembourg | 100% |
| 3 | Concordia Pharmaceuticals Inc. | Luxembourg | 100% |
| 4 | Concordia Financing (Jersey) Limited | Jersey | 100% |
| 5 | Concordia Investments (Jersey) Limited | Jersey | 100% |
| 6 | Amdipharm Holdings S.á R.L. | Luxembourg | 100% |
| 7 | Amdipharm AG | Switzerland | 100% |
| 8 | Amdipharm BV | Netherlands | 100% |
| 9 | Amdipharm Limited | Ireland | 100% |
| 10 | Amdipharm Mercury Holdco UK Ltd. | United Kingdom | 100% |
| 11 | Amdipharm Mercury UK Ltd. | United Kingdom | 100% |
| 12 | Concordia Holdings (Jersey) Limited | Jersey | 100% |
| 13 | Amdipharm Mercury International Limited | Jersey | 100% |
| 14 | Concordia Investment Holdings (UK) Limited | United Kingdom | 100% |
| 15 | Mercury Pharma Group Ltd. | United Kingdom | 100% |
| 16 | Abcur AB | Sweden | 100% |
| 17 | Concordia International Rx (UK) Limited (f/k/a Amdipharm Mercury Company Limited) | United Kingdom | 100% |
| 18 | Focus Pharma Holdings Limited | United Kingdom | 100% |
| 19 | Focus Pharmaceuticals Limited | United Kingdom | 100% |
| 20 | Mercury Pharma (Generics) Ltd. | United Kingdom | 100% |
| 21 | Mercury Pharmaceuticals (Ireland) Ltd. | Ireland | 100% |
| 22 | Mercury Pharma International Ltd. | Ireland | 100% |
| 23 | Mercury Pharmaceuticals Ltd. | United Kingdom | 100% |

In addition, provided directly below is an illustration of the Company’s global presence.

NORDICS
CIS/CEE
LUXEMBOURG
BENELUX
CORPORATE HEAD OFFICE
UK
IRELAND
JERSEY
FRANCE
SOUTH EUROPE
CHICAGO
BARBADOS
INDIA
ASIA PACIFIC
AUSTRALIA
LATIN AMERICA
SOUTH AFRICA
DIRECT MARKET PRESENCE
INDIRECT MARKET PRESENCE
NO MARKET PRESENCE
AREA MANAGER
CONCORDIA OFFICES

* “CIS” means the Commonwealth of Independent States and “CEE” means Central and Eastern Europe.

D.     PROPERTY, PLANTS AND EQUIPMENT

[56]

The Company operates out of facilities in Oakville, Ontario, Canada and, through its subsidiaries, operates out of various international office locations with key offices located in Bridgetown, Barbados; St. Helier, Jersey; Dublin, Ireland; London, England and Mumbai, India. The Company leases all of its offices. The Company believes that its current facilities are adequate to meet its ongoing needs and that, if it requires additional space or a new lease, the Company will be able to obtain additional facilities on commercially reasonable terms. As a result, the Company does not consider any of its office leases to be particularly significant or material.

The following table outlines the purpose, use and end-date with respect to each of the Company's key office leases.

#	Location	Date Lease Ends	Purpose/Use
1	Oakville, Canada	June 30, 2018(1)	Corporate head office; management, administrative
2	Bridgetown, Barbados	September 29, 2019	Concordia North America; management, administrative
3	St. Helier, Jersey	December 24, 2018	Concordia International; management, administrative
4	Dublin, Ireland	May 11, 2026	Concordia International; management, administrative
5	London, England	September 29, 2023(2)	Concordia International; management, administrative
6	Mumbai, India	November 30, 2019 and April 30, 2021	Center of Excellence; administrative, regulatory, information technology services
(1) During the second quarter of 2018, the Company intends to move its corporate head office from the municipality of Oakville, Ontario, to the adjacent municipality of Mississauga, Ontario.
(2) The Company may elect to terminate this lease as at September 29, 2018, by providing six (6) months' prior written notice to the landlord, failing which the lease continues until September 29, 2023.

[57]

Item 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     OPERATING RESULTS

The following discussion should be read in conjunction with the Financial Statements and notes thereto contained elsewhere in this Annual Report. (See Item 18, under the heading "Financial Statements" in this Annual Report for additional information pertaining to the Company's finances). The financial information contained in this Annual Report is derived from the Financial Statements, which were prepared in accordance with IFRS.

Results of Operations

	For the year ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Revenue	626,169	816,159	394,224
Gross profit	435,537	594,957	299,930
Gross profit %	70%	73%	76%
Adjusted gross profit (1)	435,848	616,369	333,862
Adjusted gross profit % (1)	70%	76%	85%
Total operating expenses	1,600,485	1,537,264	219,479
Operating income (loss) from continuing operations	(1,164,948)	(942,307)	80,451

Income tax recovery	(36,757)	(34,801)	(23,064)
Net loss from continuing operations	(1,590,735)	(1,314,093)	(29,425)

Loss per share, from continuing operations
Basic	(31.10)	(25.76)	(0.81)
Diluted	(31.10)	(25.76)	(0.81)

Loss per share, including discontinued operations
Basic	(31.10)	(25.79)	(0.87)
Diluted	(31.10)	(25.79)	(0.87)

EBITDA (1)	(953,613)	(885,117)	152,682
Adjusted EBITDA (1)	315,410	468,144	265,687
Adjusted EPS (1)	0.18	3.56	4.38

Amounts shown above are results from continuing operations, excluding discontinued operations, unless otherwise noted.

Notes:

(1)
Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see Item 5.A, under the heading“Operating Results - Non-IFRS Financial Measures” of this Annual Report. The Company's management believes non-IFRS measures, including Adjusted EBITDA, provide supplementary information to IFRS measures used in assessing the performance of the business.

2017 v 2016
Revenue for the year ended December 31, 2017 decreased by $189,990, or 23%, compared to 2016. This decrease was due to lower sales from both the Concordia North America and Concordia International segments, as well as unfavorable foreign exchange rate movements, compared to 2016. Revenues were lower primarily due to lower volumes, mainly a result of new market entrants on a number of the Company's products. The Concordia North America segment revenue for the year ended December 31, 2017 decreased by $97,876 or 38% when compared to 2016, mainly as a result of lower volumes on key products, including Plaquenil® AG, Donnatal®

[58]

and Nilandron®. The Concordia International segment revenue for the year ended December 31, 2017 decreased by $92,114, or 17%, when compared to 2016, primarily due to volume and price declines on key products, including prednisolone, liothyronine sodium and fusidic acid together with the impact of foreign exchange. (See Item 5.A, under the heading "Operating Results - Segment Revenue and Gross Profit" section of this Annual Report for a further discussion on segmental and product specific performance).
Gross profit for the year ended December 31, 2017 decreased by $159,420, or 27%, compared to 2016, primarily due to the revenue decreases described above.
The change in gross profit and adjusted gross profit as a percentage of revenue in the year ended December 31, 2017, compared to 2016, is primarily due to changes in product mix within both segments.
Operating expenses for the year ended December 31, 2017 increased by $63,221, or 4%, compared to 2016. Operating expenses were higher primarily due to $62,522 higher impairment charges recorded during 2017 (see Item 5.A, under the heading "Operating Results - Impairments" in this Annual Report) and $43,606 higher amortization of intangible assets, partially offset by $22,042 lower share based compensation, $14,246 lower litigation settlements and $12,867 lower selling and marketing costs. (See Item 5.A, under the heading "Operating Results - Corporate and Other Costs" in this Annual Report).
The change in operating income (loss) from continuing operations for the year ended December 31, 2017 reflects the increased operating expenses and decreased gross profit compared to 2016.
The current income tax expense recorded for the year ended December 31, 2017 decreased by $18,355, compared to 2016. Income taxes were lower primarily due to the impact of lower foreign exchange translation of the income tax expense from the Concordia International segment as well as lower taxable income compared to 2016. The deferred income tax net recovery recorded for the year ended December 31, 2017 decreased by $16,399 and is mainly the result of: the reversal of certain deferred tax liabilities in respect of assets recorded as a result of purchase price accounting; and changes to the carrying value of certain assets due to their impairment and/or changes in the applicable foreign exchange rate.

The net loss from continuing operations for the year ended December 31, 2017 was $1,590,735. Significant components comprising the net loss in 2017 are impairment charges of $1,194,765 and the deduction of other significant cash and non-cash expenses which include, but are not limited to, amortization expense and interest and accretion expenses. (See Item 5.A, under the heading "Operating Results - Corporate and Other Costs" in this Annual Report for further information related to expenses impacting net loss from continuing operations).
EBITDA is higher than the net loss from continuing operations as it excludes: interest and accretion expense; interest income; income taxes; depreciation; and amortization of intangible assets (See Item 5.A, under the heading "Operating Results - Non-IFRS Financial Measures" in this Annual Report). EBITDA for the year ended December 31, 2017 decreased by $68,496, compared to 2016. The decrease in EBITDA was primarily due to $159,420 lower gross profit, $117,295 higher loss on change in fair value of derivatives and purchase consideration and $62,522 higher impairment charges recorded during 2017, partially offset by a $201,465 higher unrealized foreign exchange gains, $22,042 lower share based compensation expense, $21,188 gain on debt settlement and $14,246 lower litigation settlement.
Adjusted EBITDA is higher than EBITDA, as it excludes: impairments; fair value adjustments to acquired inventory; acquisition related, restructuring and other costs; share-based compensation; change in fair value of purchase consideration; foreign exchange (gain) loss; unrealized foreign exchange (gain) loss; change in fair value of derivative contracts; legal settlements and related legal costs and gain on debt settlement (See Item 5.A, under the heading "Operating Results - Non-IFRS Financial Measures" in this Annual Report for a full reconciliation and description of these expenses). Adjusted EBITDA for the year ended December 31, 2017 decreased by $152,734, or 33%, respectively, compared to 2016. The decline is primarily due to lower sales and gross margins from both the Concordia North America and Concordia International segments, as well as unfavorable foreign exchange rate movements impacting translated results during 2017. Adjusted EBITDA by segment for the year ended December 31, 2017 was $99,343 from Concordia North America and $236,733 from Concordia International. In addition, during the year ended December 31, 2017 the Company incurred $20,666 of Corporate costs related to the Corporate Head Office.
2016 v 2015

Revenue for the year ended December 31, 2016 increased by $421,935, or 107%, compared to 2015. This increase was primarily due to a $441,793 increase in revenue for the year from the Concordia International segment, which was acquired on October 21, 2015 and, therefore, was only included in the comparative period for a portion of the fourth quarter of 2015. The increase was mainly offset by a $20,064 decrease in revenue from the Concordia North America segment as a result of generic product launches and other competitive marketplace pressures associated with the Concordia North America product portfolio. (See Item 5.A, under the heading

[59]

"Operating Results - Segment Revenue and Gross Profit" in this Annual Report for a further discussion on segmental and product specific performance).
Gross profit for the year ended December 31, 2016 increased by $295,027, or 98%, compared to 2015. This increase was primarily due to a $318,503 increase in gross profit for the year from the Concordia International segment acquired on October 21, 2015 and, therefore, was only included in the comparative period for a portion of the fourth quarter of 2015. The increase was partially offset by a $21,933 decrease in gross profit from the Concordia North America segment. The gross profit decrease within the Concordia North America segment was larger than the revenue decrease primarily due to a higher proportion of full year revenue being earned from lower margin AG sales. Gross profit in both 2016 and 2015 was negatively impacted by non-cash inventory fair value adjustments in the amount of $21,412 and $33,932, respectively, arising as a result of acquired inventory from business acquisitions. Adjusted gross profit for the year ended December 31, 2016, removing the impact of the non-cash fair value adjustments as described above, increased by $282,507, or 85%, compared to 2015, which is lower than the gross profit increase due to the higher non-cash inventory fair value adjustment in 2015.
The change in gross profit and adjusted gross profit as a percentage of revenue in the year ended December 31, 2016 compared to 2015 reflects the impact of lower margins within the Concordia International segment and a change in product sales to lower margin AG products lowering gross profit margins from the Concordia North America segment.
Operating expenses for the year ended December 31, 2016 increased by $1,317,785, compared to 2015. Operating expenses were higher primarily due to impairment charges of $1,132,243 recorded during 2016 (See Item 5.A, under the heading "Operating Results - Impairments" in this Annual Report, as well as the increased size of the Company's business after the completion of the Covis Acquisition and the AMCo Acquisition. For a detailed description of operating expenses, see Item 5.A, under the heading "Operating Results - Corporate and Other Costs" in this Annual Report).
The change in operating income (loss) from continuing operations for the year ended December 31, 2016 reflects the increased operating expenses compared to 2015, primarily due to impairment charges recorded during 2016, partially offset by the increased gross profit from the Concordia International segment.
The current income tax expense recorded for the year ended December 31, 2016 increased by $27,988, compared to 2015. Income taxes were higher primarily due to the increased taxable income from the Concordia International segment. The deferred income tax net recoveries recorded for the year ended December 31, 2016 increased by $39,725, and are mainly the result of the reversal of certain deferred tax liabilities recorded at the prior period end.  The reversals were primarily due to: the reduction of taxable temporary differences in respect of assets recorded as a result of purchase price accounting; changes to the carrying value of certain items due to the impairment of assets and/or changes in the applicable foreign exchange rate; and changes to the tax rates expected to apply when certain temporary differences are expected to reverse.

The net loss from continuing operations for the year ended December 31, 2016 was $1,314,093, and EPS loss was $25.76 per share. Significant components comprising the net loss in 2016 are impairment charges of $1,132,243, net foreign exchange losses of $124,948, and the deduction of other significant cash and non-cash expenses which include, but are not limited to, amortization expense and interest and accretion expenses. (See Item 5.A, under the heading "Operating Results - Corporate and Other Costs" in this Annual Report for further information related to expenses impacting net loss from continuing operations).
EBITDA for the year ended December 31, 2016 decreased by $1,037,799, compared to 2015. The decrease in EBITDA was primarily due to impairment charges of $1,132,243 recorded during 2016, offset by the timing of the AMCo Acquisition during the fourth quarter of 2015.
Adjusted EBITDA for the year ended December 31, 2016 increased by $202,457, or 76%, compared to 2015 primarily due to a full year of operating results from the Concordia International segment. Adjusted EBITDA in 2016 of $468,144, by reportable segment, was $168,361 from Concordia North America and $319,603 from Concordia International. In addition, the Company incurred $19,820 of Corporate costs related to the Corporate Head Office.
Segment Revenue and Gross Profit
Segment Change
As disclosed in Item 4.B, under the heading "Business Overview" in this Annual Report, the Company changed the composition of its reporting segments during the first quarter of 2017. As a result, the Company has presented prior period segment information to conform with the current period presentation by aggregating the 2016 segment information of the Concordia North America segment with the segment information of the Orphan Drugs segment, into a single reporting segment, entitled, "Concordia North America".

[60]

Concordia North America

	For the year ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Revenue	160,769	258,645	278,503
Cost of sales	33,046	39,963	36,345
Gross profit	127,723	218,682	242,158
Gross profit %	79%	85%	87%

2017 v 2016
Revenue for the year ended December 31, 2017 decreased by $97,876, or 38%, compared to 2016. The decline was primarily due to: (i) a $33,572 decrease from Plaquenil® AG due to increased competition and pricing pressures; (ii) a $21,892 decrease from Donnatal®, arising from additional competitive pressures that resulted in a loss in market share; (iii) a $13,463 decrease from Nilandron® as a result of the July 2016 launch of a generic competitive product along with recent higher rebate levels realized from certain customer segments; (iv) a $10,608 decrease from Lanoxin® due to competitive pressures along with higher rebate levels realized from certain customer segments; (v) a $4,472 decrease in revenue from Dibenzyline® due to higher levels of returns realized compared to 2016; and (vi) a $4,044 decrease from Orapred® due to a higher rebate levels realized from certain customer segments. The remaining decrease was experienced broadly across other products as a result of increased market competition and lower sales volumes across the portfolio. During 2017, Donnatal® continued to experience pressure from a non-FDA approved product being distributed by a competitor and an additional competitive product launched during the second quarter of 2017.
Cost of sales for the year ended December 31, 2017 decreased by $6,917, or 17%, compared to 2016. The decrease in cost of sales is primarily due to lower revenue as described above, resulting from additional competition and full year impacts of new competitive products that emerged in the third quarter of 2016.
Gross profit for the year ended December 31, 2017 decreased by $90,959, primarily due to lower revenue as described above, partially offset by a decrease in cost of sales as described above.
Gross profit as a percentage of revenue decreased by 6% compared to 2016. Gross profit as a percentage of revenue in 2017 compared to 2016 was impacted primarily by the product mix of AG sales, with a lower percentage of certain higher margin AG product sales realized in 2017 compared to 2016.
2016 v 2015

Revenue for the year ended December 31, 2016 decreased by $19,858, or 7%, compared to 2015. This was primarily due to a $26,884 decrease in revenue from Donnatal®, resulting from a loss of market share and competitive pressures, as well as a $17,563 decrease in revenue from Dibenzyline® due to the full year impact of a generic product entering the market and other competitive pressures experienced with respect to the product. These decreases were partially offset by a $17,354 increase in revenue from Plaquenil® AG and a $8,881 increase in revenue from Lanoxin®. Plaquenil® AG revenue had a positive impact in the first half of 2016, however increased competition and pricing pressures emerged in the second half of 2016, resulting in a year-over-year declining revenue trend by the end of the year. These market factors in the second half of 2016 impacting Plaquenil® AG, Nilandron® and certain other branded products led to impairments recorded as further described in Item 5.A, under the heading "Operating Results - Corporate and Other Costs" in this Annual Report.
Cost of sales for the year ended December 31, 2016 increased by $3,618, or 10%, compared to 2015. The increase in cost of sales, when compared with the decrease in revenue, is primarily due to a higher proportion of 2016 revenue from AG sales, which earn a lower gross margin. In 2016, the proportion of revenue from AG sales was 25% of revenue from the Concordia North America segment compared with 15% in 2015.
Gross profit for the year ended December 31, 2016 decreased by $23,476, primarily due to lower revenue as described above, as well as an increase in cost of sales as described above.
Gross profit as a percentage of revenue decreased by 2% for the year ended December 31, 2016. The decrease was due to a product mix impact attributed to stronger performance in lower profit margin AGs and branded sales to certain customers eligible for higher rebates and therefore lower margins in 2016 compared with 2015.

[61]

The figures in the table below with respect to the year ended December 31, 2015, reflect amounts relating to the period October 21, 2015, (the date of the completion of the AMCo Acquisition) to December 31, 2015.
Concordia International

	For the year ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Revenue	465,400	557,514	115,721
Cost of sales	157,586	181,239	57,949
Gross profit	307,814	376,275	57,772
Gross profit %	66%	67%	50%
Adjusted gross profit (1)	308,125	397,687	81,006
Adjusted gross profit %(1)	66%	71%	70%

Notes:

(1)
Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see Item 5.A, under the heading “Operating Results - Non-IFRS Financial Measures” of this Annual Report.

2017 v 2016

Revenue for the year ended December 31, 2017 decreased by $92,114, or 17%, compared to 2016. The impact of foreign currency comprised $29,033 of the decrease in revenue as a result of the Great British Pound weakening against the United States Dollar after Brexit in mid-2016. Declines to revenue attributable to key products during the year, excluding the impact of foreign currency, were: (i) a $16,598 decrease from prednisolone; (ii) a $12,762 decrease from liothyronine sodium; (iii) a $11,329 decrease from fusidic acid; (vi) a $10,558 decrease from trazodone; (v) a $8,289 decrease from levothyroxine sodium; (vi) a $6,675 decrease from hydrocortisone; and (vii) a $6,248 decrease from nefopam. These lower product volumes and revenues are primarily due to ongoing competitive market pressures resulting in market share erosion and certain products experiencing product supply challenges during 2017. For each of the products listed above, the Company has recorded an impairment charge in either the current or previous fiscal year as a result of lower revenues earned from these products. These revenue decreases were partially offset by: (i) a $8,103 increase from nitrofurantoin; and (ii) a $6,531 increase from Codeine Phosphate and Paracetamol. The remaining decrease was primarily due to competitive market pressures on a range of products.

Cost of sales for the year ended December 31, 2017 decreased by $23,653, or 13%, compared to 2016. The decrease in the cost of sales during year ended December 31, 2017 is primarily due to the volume declines from products described above and a non-cash fair value adjustment to inventory of $21,412 in 2016.

Gross profit for the year ended December 31, 2017 decreased by $68,461, or 18%, compared to 2016 primarily due to the factors described above. Gross profit percentage for the year ended December 31, 2017 remained relatively flat compared to 2016.

Adjusted gross profit for the year ended December 31, 2017 decreased by $89,562, or 23%, compared to 2016 which resulted in a 5% decrease in adjusted gross profit percentage. This 5% decrease in adjusted gross profit percentage is primarily due a shift in product mix as a result of increased competition on certain higher margin products.

2016 v 2015

The Concordia International reportable operating segment represents the results of Concordia International Investments (Jersey) Limited. The Concordia International reportable operating segment was acquired on October 21, 2015, and therefore only a partial period of operating results were recorded in the fourth quarter of 2015 for the Concordia International segment. (A description and details of the business segment is included in Item 5.A, under the heading "Operating Results - Selected Quarterly Financial Information" in this Annual Report).

[62]

Corporate and Other Costs
The following table details expenses from the Company's Corporate cost centre and other operating expenses from the business segments:

	For the year ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
General and administrative	50,690	56,455	29,697
Selling and marketing	38,266	51,133	23,486
Research and development	31,482	40,637	14,992
Acquisition related, restructuring and other	46,778	35,968	57,207
Share-based compensation	8,711	30,753	16,198
Exchange listing expenses	—	—	1,051
Amortization of intangible assets	226,425	182,819	75,810
Impairments	1,194,765	1,132,243	—
Depreciation expense	1,962	1,939	477
Change in fair value	1,406	(8,929)	561
Litigation settlements	—	14,246	—
Interest and accretion expense	506,794	300,690	129,195
Interest income	(61,302)	(21,671)	(311)
Fair value (gain) loss on derivative financial instruments	109,580	2,620	—
Gain on debt settlement	(21,188)	—	—
Foreign exchange (gain) loss	1,551	(3,626)	4,056
Unrealized foreign exchange (gain) loss	(72,891)	128,574	—
Total	2,063,029	1,943,851	352,419
Amounts shown above are expenses from continuing operations, excluding discontinued operations.
General and Administrative Expenses
General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, ongoing public company costs, travel, facility leases and other administrative expenditures.
General and administrative expenses for the year ended December 31, 2017 decreased by $5,765, or 10%, compared to 2016. This decrease is a result of the Company's objective to reduce operating costs across the business.
General and administrative expenses for the year ended December 31, 2016 increased by $26,758, or 90%, compared to 2015 due to the increased size of the Company as a result of the AMCo Acquisition on October 21, 2015.
Selling and Marketing Expenses
Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Company's segments.
Selling and marketing costs for the year ended December 31, 2017 decreased by $12,867, or 25%, compared to 2016. These costs have decreased primarily due to the termination of the Donnatal® contract sales force in 2016, which has been replaced by a co-promotion agreement with RedHill. Sales and marketing expenses within the Concordia North America segment have decreased by $11,641, and within the Concordia International segment have decreased by $1,226.
Selling and marketing costs for the year ended December 31, 2016 increased by $27,647, or 118%, compared to 2015. These costs increased due to the expansion of the Company's product portfolio from six (6) core products in the first quarter of 2015 to over 200 products as at December 31, 2016. The Concordia International segment's selling and marketing expenses were $27,126 in 2016 compared with $6,700 in 2015, resulting in a $20,426 increase. This increase is due to only a portion of the segment's selling costs from October 21, 2015 being included in 2015 whereas 2016 represents a full year of the segment's costs.
Concordia North America's selling and marketing expenses were $20,618 in 2016 compared with $14,220 in 2015, resulting in a $6,398 increase, mainly due to increased costs in 2016 associated with the Donnatal® contract sales force that was terminated in December 2016.

[63]

Research and Development Expenses
Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (Pharmacovigilence) of the Company.
Research and development costs for the year ended December 31, 2017 decreased by $9,155, or 23%, compared to 2016. This decrease is due to fewer ongoing clinical programs in 2017 compared with 2016, including the cancellation of the cholangiocarcinoma trial in December 2016, and the Company moving certain external service provider activities previously incurred by the Concordia North America segment to the Company's integrated operations in Mumbai, India.
Research and development costs for the year ended December 31, 2016 increased by $25,645, or 171%, compared to 2015. This is due to costs incurred at the Concordia International segment for product expansion efforts and the costs associated with the Concordia North America segment. In December 2016, the Company terminated a phase 3 trial for PDT with Photofrin® which resulted in $4,490 of previously capitalized costs being recorded as research and development expenses. The trial was canceled for a number of reasons but primarily due to challenges enrolling patients in line with the requirements of the clinical trial.
Acquisition Related, Restructuring and Other Costs
Acquisition related, restructuring and other costs during the year ended December 31, 2017 were $46,778, representing an increase of 30% compared to 2016. The increase from 2016 was primarily due to costs associated with consultants involved in the Company's capital realignment initiative.
Significant costs incurred during 2017 include $22,862 of costs associated with the Company's realignment of its capital structure, $7,475 of costs related to severance, $6,739 of management retention costs, $3,000 of costs related to a settlement with a former adviser of the Company, and $5,001 related to legal and other consulting costs associated with the CMA investigations. (See Item 8.B, under the heading "Legal Proceedings and Regulatory Matters" in this Annual Report). The remaining costs relate primarily to other integration costs related to the alignment of contract manufacturing and distribution arrangements.
Acquisition related, restructuring and other costs during the year ended December 31, 2016 were $35,968, representing a decrease of 37% compared to 2015. The decrease from 2015 was primarily due to 2015 including specific acquisition related costs associated with the AMCo Acquisition and the Covis Acquisition.
Significant costs incurred during 2016 include $13,608 within the Concordia International segment primarily due to costs associated with the acquisition of four products completed in June 2016 and other integration costs related to alignment of contract manufacturing and distribution arrangements. The Concordia North America segment incurred costs of $5,837 during 2016 of which $2,756 related to the termination of a clinical trial contract, including the wind-up of sites and the termination of its contract research organization and $1,625 related to the termination of its contract sales force. The corporate cost center incurred costs of $16,523 during 2016 primarily comprised of: (i) $2,840 related primarily to legal and advisory costs associated with the 2016 Strategic Review and the closing of the offering of the 2016 Notes; (ii) $4,123 related to separation payments to former executives and other employees of the Company; and (iii) $5,488 related to an onerous lease contract with respect to the corporate jet no longer being used by employees of the Company with the remaining amount related to other restructuring initiatives.
Share Based Compensation
The share based compensation expense relates to the fair value of share-based option, RSU and DSU awards to employees, management and directors of the Company.
Share based compensation during the year ended December 31, 2017 was $8,711. The $22,042 decrease in the expense compared to 2016 is primarily due to the impact of fewer RSUs and certain stock options being subject to accelerated vesting events in connection with the departure of former executives of the Company combined with the impact of the staged vesting of the equity based compensation. There was no cash compensation paid to executives related to the unvested stock options.
Share based compensation during the year ended December 31, 2016 was $30,753. The increase in the expense of $14,555 for the year is primarily due to the impact of a grant of 1,009,000 stock options to Concordia International senior management on December 11, 2015 as part of a long term compensation and retention program and other RSUs issued in the first quarter of 2016. Also impacting the higher expense is accelerated vesting of RSUs and certain stock options in connection with the departure of a former executive of the Company. The accounting treatment requires an expense be recognized in the current period based on terms of the original grant value. This increased expense is offset by the reversal of expenses related to RSUs and stock options forfeited by certain employees of the Company, including a former executive of the Company. There was no cash compensation paid to executives related to the unvested stock options.

[64]

The Company authorized for issuance a total of 1,027,803 performance based RSUs on January 7, 2016 and February 3, 2016, with market prices on the date of grant of $37.17 and $26.37, respectively. On August 8, 2016, the Board resolved to cancel 828,430 of these performance based RSUs (and a corresponding 6,584 RSUs paid as dividend equivalent amounts). Subsequently, the Board resolved to convert 116,893 of these remaining performance based RSUs to RSUs with no performance conditions with vesting terms over three (3) years.
The fair value of stock options is derived using the Black-Scholes option-pricing model, and a Monte Carlo simulation model is used for calculating the fair value of certain performance based RSUs with market based vesting conditions. Assumptions that affect the application of the fair value model include the determination of volatility of the Company’s common shares, risk-free interest rate, expected life of options, share price on the date of grant and estimates of financial results for certain performance based RSUs.
Amortization of Intangible Assets
Amortization of intangible assets was $43,606 higher during the year ended December 31, 2017 compared to 2016. The higher expense is due to the Company's change in accounting estimate related to a decrease in expected useful life of certain products as a result of increased market competition and other external factors. The expense for the year ended December 31, 2017 of $226,425 is comprised of the following amounts:

•	Amortization related to acquired product rights and manufacturing processes for the year ended December 31, 2017 was $194,703;

•	Amortization related to intellectual property for the year ended December 31, 2017 was $1,640. Intellectual property is amortized on a straight-line basis over an estimated useful life of 20 years;

•
Amortization related to distribution and supplier contracts for the year ended December 31, 2017 was $29,123. Distribution and supplier contracts are amortized on a straight-line basis over 5 years; and

•	Amortization related to other intangibles for the year ended December 31, 2017 was $959.
Amortization of intangible assets was $107,009 higher for the year ended December 31, 2016 compared to 2015 due to the additional amortization of intangible assets acquired as part of the Covis Acquisition, the AMCo Acquisition and the acquisition of four products in June 2016. The expense for the year ended December 31, 2016 of $182,819 is comprised of the following amounts:

•
Amortization related to acquired product rights and manufacturing processes for the year ended December 31, 2016 was $149,827. During the year-ended 2016, the Company amortized acquired product rights on a straight-line basis over their estimated useful lives, which range from seven to thirty-five years;

•	Amortization related to intellectual property for the year ended December 31, 2016 was $1,640. Intellectual property is amortized on a straight-line basis over an estimated useful life of 20 years;

•
Amortization related to distribution and supplier contracts for the year ended December 31, 2016 was $30,934. Distribution and supplier contracts are amortized on a straight-line basis over 5 years; and

•	Amortization related to other intangibles for the year ended December 31, 2016 was $418.
Impairments
In accordance with IAS 36 - Impairments, Management performed impairment tests as a result of triggering events and whereby the recoverable amount of certain products was determined by the greater of a value in use model and a fair value less cost to sell model. The recoverable amount was then compared to the carrying value of the intangible asset to determine the extent of the impairment.
Impairments recorded during the year ended December 31, 2017 totaled $1,194,765. These asset impairments were recorded during the second and fourth quarters of 2017, with the significant impairments described as follows:

Intangible assets - Concordia North America segment
Year ended December 31, 2017
In the second quarter of 2017, the Company recorded an impairment charge of $106,887 on the product rights associated with Donnatal® as the Company concluded that certain triggering events had occurred. The triggering events included continued market share pressures from existing competitors and the launch of an additional competitive product during the second quarter of 2017.

In the fourth quarter of 2017, the Company recorded an impairment charge of $44,312 on the product rights associated with Nilandron® as the Company concluded that certain triggering events had occurred. The triggering events included continued market share pressures from existing competitors which resulted in lower forecasts of future expected cash flows from the product.

Year ended December 31, 2016

[65]

In the second quarter of 2016, Management concluded that certain triggering events had occurred with respect to Nilandron® and Plaquenil®. The triggering events included pricing pressure, increased competition, the July 2016 launch of a generic competitive product to Nilandron® and notification from the Company's AG partner regarding market competitive pressure associated with sales volumes and pricing with respect to Plaquenil® AG. During the second quarter of 2016, the Company recorded an impairment charge of $306,189 with respect to Nilandron® and $260,887 with respect to Plaquenil®.

In the fourth quarter of 2016, Management concluded that certain triggering events had occurred with respect to seven North America segment products: Donnatal®, Plaquenil®, Uroxatral®, Dyrenium®, Dibenzyline®, Ulesifa® and Parnate®. These triggering events required Management to perform a test for impairment. The triggering events included pricing pressure and increased competition resulting in a decreased forecast of future net cash inflows from previous budgets as well as notification from the Company's AG partner regarding market competitive pressure associated with sales volumes and pricing with respect to Plaquenil® AG. An impairment charge was recorded on all products identified except for Donnatal® as its recoverable amount was in excess of its carrying value. During the fourth quarter of 2016, the Company recorded impairment charges of: $219,354 with respect to Plaquenil®; $38,544 with respect to Uroxatral®; $23,056 with respect to Dyrenium®; $7,457 with respect to Ulesfia®; $10,518 with respect to Dibenzyline®; and $8,009 with respect to Parnate®.
Goodwill - Concordia North America segment

Year ended December 31, 2016
In the third quarter of 2016, the Company recorded an impairment of $3,062 primarily related to goodwill arising on the Covis Portfolio acquired pursuant to the Covis Acquisition.
Intangible assets - Concordia International segment
Year ended December 31, 2017
In the second quarter of 2017, the Company concluded that certain triggering events had occurred with respect to certain product rights within the Concordia International segment. These triggering events included the granting of marketing authorisations for competitive products, increased price competition and supply chain challenges with respect to certain products. The Company recorded a total impairment charge on product rights of $301,538, primarily comprised of: $128,191 with respect to liothyronine sodium; $83,263 with respect to fusidic acid; $41,679 with respect to prednisolone; $17,353 with respect to nefopam; and $31,052 of other intellectual property impairments. An impairment of $37,618 was recorded related to intangible assets associated with the manufacturing processes for certain impaired intellectual property and external competitive market factors.

In the fourth quarter of 2017, the Company concluded that certain triggering events had occurred with respect to certain product rights within the Concordia International segment. These triggering events included increased price competition, supply chain challenges with respect to certain products and the decision to discontinue certain low contribution products. The Company recorded a total impairment charge of $124,899, primarily comprised of: $17,249 with respect to erythromycin; $17,084 with respect to cyclizine hcl; $11,141 with respect to predniolone; $7,271 with respect to trazadone; $6,084 with respect to ergotamine and Caffeine; $4,373 with respect to dipipanone cyclizine; $4,094 with respect to hydralazine hcl; and $57,603 of other intellectual property impairments. An impairment of $10,440 was recorded related to intangible assets associated with the manufacturing processes for certain impaired intellectual property and external competitive market factors.

Year ended December 31, 2016
In the fourth quarter of 2016, the Company recorded a total impairment charge of $188,028, where Management concluded that triggering events had occurred with respect to certain products. The main products included levothyroxine sodium, prednisolone, hydrocortisone, carbimazole, nefopam, dicycloverine, tranylcypromine sulphate, dipipanone cyclizine and other minor products. The triggering events required Management to perform a test for impairment. The triggering events included market based competitive pressures which resulted in lower forecasts of future expected cash flows from the products. Additionally, Management recorded an impairment of $8,669 related to intangible assets associated with the manufacturing of these products.
In-process research and development ("IPR&D") - Concordia International segment
Year ended December 31, 2017
In the second and fourth quarter of 2017, the Company recorded an impairment charge of $31,582 and $28,011, respectively, related to IPR&D. These impairments primarily relate to IPR&D projects that have been abandoned.

Year ended December 31, 2016

[66]

As part of the Company's annual impairment test on IPR&D it was determined that an impairment charge on these assets was required in the amount of $58,470 related to specific projects. These impairments relate to projects that have been abandoned, or certain IPR&D projects with lower future forecasts compared with those at the time of the AMCo Acquisition.

Goodwill - Concordia International segment

Year ended December 31, 2017

As a result of increased competition within the Concordia International segment, as noted through the impairments on products described above, the Company concluded that these events constituted a triggering event during the second quarter of 2017 requiring the Company to perform an assessment of goodwill associated with the Concordia International segment for impairment. As a result, the Company concluded that an impairment charge on goodwill was required in the amount of $509,478. This impairment charge was determined using a discounted cash flow model associated with future cash flows from the Concordia International segment.
Changes in Fair Value Adjustments
The change in the fair value recorded during the year ended December 31, 2017 was a loss of $1,406. This loss was primarily due to the impact of discounting and other changes in fair value.
The change in the fair value of purchase consideration recorded during the year ended December 31, 2016 was a gain of $8,929. This gain was primarily due to a reduction in the contingent purchase consideration payable to the former owners of Pinnacle Biologics, Inc. as a result of canceling certain clinical trials during the fourth quarter of 2016 as well as revised sales forecasts for Photofrin®. This gain was offset by the impact of discounting and certain other changes in estimates and expected payouts.
Litigation Settlement and Associated Legal Costs
Litigation settlement and associated legal costs during the prior year related to the settlement amounts of $13.2 million plus legal costs of $1.0 million.
Interest and Accretion
Interest and accretion expenses during the year ended December 31, 2017 was $506,794, representing an increase of $206,104 compared to 2016. The interest and accretion expense increased significantly primarily as a result of the occurrence of events of default under certain of the Company's debt agreements that accelerated the accretion of deferred financing costs (see Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report for further details) combined with higher interest expense on the Currency Swaps. The interest and accretion expenses for the year were comprised primarily of the following amounts:

•
Interest expenses paid or payable on long-term debt for the year ended December 31, 2017 were $275,720, which was $29,516 higher than 2016. The increase was primarily due to a full year interest expense on the 2016 Notes offering that was completed during the fourth quarter of 2016, additional interest accrued as a result of the events of default on certain of the Company's debt agreements, partially offset by a change in foreign exchange rates resulting in a lower interest expense of the AMCo GBP Term Loan;

•
Interest expense related to the Currency Swaps of $62,973, which was $42,636 higher than 2016 as the contracts were entered into during the third and fourth quarters of 2016 (see Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report for further details on the Currency Swaps and related interest income); and

•
Total non-cash accretion and amortization of deferred financing costs of $164,091, representing an increase of $134,027 compared to 2016 primarily as a result of accelerating the accretion of deferred financing fees. The 2017 expense was comprised of $26,503 accretion of deferred financing fees and $137,588 related to the accelerated accretion of deferred financing fees as a result of the events of default as described in Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report.

Interest and accretion expenses for the year ended December 31, 2016 were $300,690, representing an increase of $171,495 compared to 2015. The interest and accretion expenses for the year were comprised primarily of the following amounts:

•
Interest expenses payable in cash for the year ended December 31, 2016 were $246,204, which was higher than 2015 due to the increases in long term debt obligations arising from the Covis Acquisition, the AMCo Acquisition and the secured notes offering;

•
Total non-cash accretion and amortization of deferred financing costs of $30,064. This expense represents the Company's amortization of debt issuance costs with respect to the Company’s debt facilities; and

[67]

•
Interest expense related to the Currency Swaps of $20,337, that were entered into during the third and fourth quarters of 2016 (see Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report for offsetting interest income).

Interest Income
Interest income for the year ended December 31, 2017 was $61,302, which was $39,631 higher than 2016 as the Currency Swaps were entered into during the third and fourth quarters of 2016. The interest income on the Currency Swaps is related to the interest expense described above of $62,973 on the Currency Swaps, resulting in a net $3,885 of interest cost from these contracts.
Interest income for the year ended December 31, 2016 was $21,671. The interest income is a result of the Currency Swaps that were entered into during the third and fourth quarters of 2016, respectively. The interest income on the Currency Swaps is related to the interest expense described above of $20,337 on the Currency Swaps, resulting in a net $1,334 of interest income from these contracts.
Fair Value Loss on Derivative Contracts
The fair value loss on derivative contracts for the year ended December 31, 2017 was $109,580. The fair value loss is a result of the Company's Currency Swaps that were entered into during the third and fourth quarters of 2016. The fair value loss is impacted by USD forward rates relative to GBP forward rates.
On October 20, 2017, the Company was notified by the counterparty to the Currency Swaps that one or more events of default had occurred under the Currency Swaps as a result of the Company obtaining the CBCA Order from the Court pursuant to the arrangement provisions of the CBCA. As a result of the foregoing, the counterparty to the Currency Swaps designated October 23, 2017 as the early termination date with respect to all transactions under the Currency Swaps. The amount due on the date of termination of the Currency Swaps, as asserted by the counterparty, was $114,431.
The fair value loss on derivative contracts for the year ended December 31, 2016 was $2,620. The fair value loss is a result of the Currency Swaps that were entered into during the third and fourth quarters of 2016, respectively.

Gain on Debt Settlement

Gain on debt settlement for the year ended December 31, 2017 was $21,188 which was a result of settling the Equity Bridge Loans for $13,444. The total outstanding principal at the time of settlement was $33,611.

Foreign Exchange Gain / Loss and Unrealized Foreign Exchange Gain / Loss

Foreign exchange loss for the year ended December 31, 2017 was $1,551.

Unrealized foreign exchange gain for the year ended December 31, 2017 was $72,891. Unrealized foreign exchange loss for the year ended December 31, 2016 was $128,574. The primary component of the unrealized foreign exchange (gain) loss is the recognition of accumulated unrealized foreign exchange (gains) losses on certain inter-company loans associated with the Company's investment in the Concordia International segment. Prior to entering into the Currency Swaps, foreign exchange translation gains and losses on these inter-company loans were not included in the statement of loss given the loans formed part of the permanent investment in those subsidiaries. In entering into the Currency Swaps, certain inter-company loans became designated as hedged items, and subject to on-going repayment. Accordingly, the inter-company loans were no longer considered to be permanent investments in the related subsidiaries and changes in foreign exchange result in unrealized foreign exchange gains and losses recorded in the consolidated statement of loss. All such loans are eliminated on consolidation.
The foreign exchange translation impact of the Concordia International segment is recorded within other comprehensive loss. During the year ended December 31, 2017, there was a total of $97,714 foreign exchange gains, net of tax, associated with the translation of entities with a different functional currency, primarily within the Concordia International segment, offset by $50,196 of foreign exchange losses associated with the translation of the AMCo GBP Term Loan. During the year ended December 31, 2016, there was a total of $343,529 foreign exchange losses, net of tax, associated with the translation of entities with a different functional currency, primarily within the Concordia International segment, offset by $105,559 of foreign exchange gains associated with the translation of the AMCo GBP Term Loan. These offsets demonstrate that a portion of the Company's foreign currency translation is naturally hedged through the relationship described above.

[68]

Selected Quarterly Financial Information

For the three months ended	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016
Revenue	150,205	154,622	160,785	160,557	170,408	185,504	231,712	228,535
Gross profit	100,200	108,610	111,312	115,415	120,464	137,034	177,607	159,852
Adjusted gross profit(1)	100,200	108,610	111,312	115,726	120,858	138,540	178,476	178,495
Operating income	(211,648)	9,589	(981,255)	18,366	(524,962)	42,636	(514,931)	54,950
Net loss, continuing operations	(431,773)	(69,485)	(1,010,653)	(78,824)	(663,761)	(75,147)	(570,384)	(4,801)

Cash	327,030	341,303	301,782	336,156	397,917	162,616	145,341	178,516
Total assets	2,322,335	2,651,844	2,611,489	3,619,665	3,731,574	4,229,695	4,349,554	5,197,586
Total liabilities	4,232,848	4,128,960	4,022,218	4,058,725	4,109,147	3,928,646	3,982,125	4,111,596

EBITDA (1)	(170,126)	63,144	(903,563)	56,932	(569,997)	30,213	(454,285)	108,952
Adjusted EBITDA (1)	70,778	78,582	81,808	84,242	80,508	104,444	142,344	140,848

Earnings (loss) per share
Basic	(8.42)	(1.36)	(19.78)	(1.54)	(13.00)	(1.47)	(11.18)	(0.09)
Diluted	(8.42)	(1.36)	(19.78)	(1.54)	(13.00)	(1.47)	(11.18)	(0.09)
Adjusted (1)	(0.28)	0.06	0.19	0.22	0.13	0.69	1.38	1.35

Amounts shown above are results from continuing operations, excluding discontinued operations, except for total assets and liabilities amounts.

Notes:
(1) Represents a non-IFRS measure. For the relevant definitions and reconciliation to reported results, see Item 5.A, under the heading “Operating Results - Non-IFRS Financial Measures” of this Annual Report.

During the quarterly periods presented above, the Company has experienced a declining trend in operating results. Subsequent to the second quarter of 2016, the business experienced greater than expected market competition on certain products and industry specific environmental changes, which together have resulted in the Company recording a significant amount of impairment charges with respect to acquired intangible assets from its acquisitions, including intellectual property rights and goodwill. The Company's revenue and EBITDA has also been negatively impacted as a result of foreign exchange rate movement between the USD and GBP attributed in large part to Brexit.
Management has focused the discussion and analysis below on comparing to the most recent quarters presented above in order to describe the most current business trends that have occurred in the fourth quarter of 2017.
Revenues in the fourth quarter of 2017 were $150,205 which consisted of $36,542 from the Concordia North America segment and $113,663 from the Concordia International segment. The decrease in revenue when compared to the third quarter of 2017 was driven by a $407, or 1%, decrease in revenue from the Concordia North America segment, and a $4,010, or 3%, decrease in revenue from the Concordia International segment. The Concordia North America segment decline in revenue reflects increased competition on AG revenue, partially offset by higher net branded sales. Revenue from the Concordia International segment decreased primarily as a result of expected competition on liothyronine sodium during the fourth quarter of 2017, partially offset by a $1,551 increase in revenue as a result of the GBP strengthening against the USD when compared to the third quarter of 2017. The Company became aware of the anticipated launch of an additional competitive product in the second quarter of 2017 and as a result recorded an impairment on product rights associated with liothyronine sodium during that period.
Gross profit and adjusted gross profit in the fourth quarter of 2017 both decreased by $8,410 compared to the third quarter of 2017. Gross profit as a percentage of revenue in the fourth quarter of 2017 was 67% compared with the third quarter of 2017 of 70%. This decrease in gross profit as a percentage of revenue was primarily due to additional competition within the Concordia International segment resulting in lower volumes on key products with higher gross profit margins, including liothyronine sodium and a shift in product mix within both segments.

[69]

Net loss from continuing operations for the fourth quarter of 2017 compared to the third quarter of 2017, increased by $362,288. The increase in net loss is primarily due to $212,827 higher operating expenses due to impairment charges of $207,662 recorded during the fourth quarter of 2017, combined with $128,165 higher interest and accretion expenses as a result of accelerating the accretion of deferred financing costs, $19,066 higher fair value loss on derivative contract liabilities and $6,863 higher acquisition restructuring and other costs associated with the Company's objective to realign its capital structure, partially offset by a $21,188 gain on settlement of the Equity Bridge Loan. (See Item 5.A, under the heading "Operating Results - Corporate and Other Costs" in this Annual Report for further details with respect to these expense items).
Net loss from continuing operations in the fourth quarter of 2017 was $431,773 compared to Adjusted EBITDA of $70,778. Significant components comprising the difference between these two amounts is a result of $207,662 of impairment charges, $224,091 of interest and accretion expense, $51,162 amortization of intangible assets, $21,129 of acquisition related, restructuring and other costs and $41,983 of change in fair value changes to purchase consideration and derivatives, partially offset by a $21,188 gain on debt settlement and a $9,848 of unrealized foreign exchange gain. (See Item 5.A, under the heading "Operating Results - Non-IFRS Financial Measures" in this Annual Report for a full reconciliation of net loss from continuing operations to EBITDA and Adjusted EBITDA).
Adjusted EBITDA in the fourth quarter of 2017 of $70,778 consisted of $19,880 related to Concordia North America, $56,116 related to Concordia International, offset by $5,218 related to Corporate expenses. The decrease of $7,804 compared to the third quarter of 2017 is primarily due to lower Concordia North America and Concordia International segment gross profit as described above, partially offset by a total reduction of operating costs including general and administrative, selling and marketing and research and development expenses of $606 between the third and fourth quarter of 2017.
Non-IFRS Financial Measures
This Annual Report makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from Management's perspective. Accordingly, they should not be considered in isolation nor as a substitute analysis of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, Adjusted Gross Profit, Adjusted Net Income and Adjusted EPS to provide investors with supplemental information of the Company’s operating performance and thus highlight trends in the Company’s core business that may not otherwise be apparent when relying solely on IFRS financial measures. Securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service requirements, in making capital expenditures, and to consider the business's working capital requirements.
During the third quarter of 2017 the Company amended its definition of Adjusted EBITDA and Adjusted Net Income to adjust for costs associated with management retention costs, included within acquisition, restructuring and other costs. Management believes that these costs should be adjusted to provide analysts, investors and other interested parties with results reflecting the core business. This amendment had no material impact on previously issued non-IFRS measures.

The definition and reconciliation of Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.
Adjusted Gross Profit
Adjusted Gross Profit is defined as gross profit adjusted for non-cash fair value increases to the cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

	For the year ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Gross profit per financial statements	435,537	594,957	299,930
Add back: Fair value adjustment to acquired inventory	311	21,412	33,932
Adjusted Gross profit	435,848	616,369	333,862

[70]

EBITDA
EBITDA is defined as net income adjusted for net interest and accretion expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), management retention costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, fair value changes including purchase consideration and derivative financial instruments, impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA, among other non-IFRS financial measures, as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes that Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

	Quarter ended			Year ended
For the periods ended	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Net loss from continuing operations	(431,773)	(663,761)	(31,455)	(1,590,735)	(1,314,093)	(29,425)

Interest and accretion	224,091	91,742	65,348	506,794	300,690	129,195
Interest income	(5,127)	(16,628)	(311)	(61,302)	(21,671)	(311)
Income taxes	(8,954)	(23,010)	(25,497)	(36,757)	(34,801)	(23,064)
Depreciation	475	512	372	1,962	1,939	477
Amortization of intangible assets	51,162	41,148	41,630	226,425	182,819	75,810
EBITDA	(170,126)	(569,997)	50,087	(953,613)	(885,117)	152,682
Impairments	207,662	562,105	—	1,194,765	1,132,243	—
Fair value adjustment to acquired inventory	—	394	33,932	311	21,412	33,932
Acquisition related, restructuring and other	21,129	20,309	37,560	46,778	35,968	57,207
Share-based compensation	285	3,438	5,967	8,711	30,753	16,198
Fair value changes of purchase consideration and derivatives	41,983	(20,599)	(1,343)	110,986	(6,309)	561
Foreign exchange (gain) loss	881	1,403	(6,233)	1,551	(3,626)	4,056
Unrealized foreign exchange (gain) loss	(9,848)	82,672	—	(72,891)	128,574	—
Legal settlements and related legal costs	—	783	—	—	14,246	—
Exchange Listing Expenses	—	—	151	—	—	1,051
Gain loss on debt settlement	(21,188)	—	—	(21,188)	—	—
Adjusted EBITDA	70,778	80,508	120,121	315,410	468,144	265,687

[71]

Adjusted Net Income and Adjusted EPS
Adjusted EPS is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), management retention costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, fair value changes including purchase consideration and derivative financial instruments, impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange, non-cash accretion expense and the tax impact of the above items. Management believes that Adjusted Net Income and Adjusted EPS are important measures of operating performance and cash flow, and provides useful information to investors.

	FY 2017	Q4-2017	Q3-2017	Q2-2017	Q1-2017	FY 2016	Q4-2016	Q3-2016	Q2-2016	Q1-2016

Weighted average number of fully diluted shares	53,447,217	53,747,659	52,481,324	53,732,989	52,690,190	51,798,382	51,623,190	51,862,590	52,081,161	51,762,381
Net income (loss), continuing operations	(1,590,735)	(431,773)	(69,485)	(1,010,653)	(78,824)	(1,314,093)	(663,761)	(75,147)	(570,384)	(4,801)
Adjustments
Fair value adjustment to acquired inventory	311	—		—	311	21,412	394	1,506	869	18,643
Share-based compensation	8,711	285	2,999	2,475	2,952	30,753	3,438	10,069	8,889	8,357
Exchange listing costs	—	—	—	—	—	—	—	—	—	—
Acquisition, restructuring and other	46,778	21,129	14,266	6,167	5,216	35,968	20,309	4,251	7,860	3,548
Depreciation	1,962	475	499	500	488	1,939	512	528	469	430
Amortization of intangible assets	226,425	51,162	51,076	67,470	56,717	182,819	41,148	42,715	52,361	46,595
Impairments	1,194,765	207,662	—	987,103	—	1,132,243	562,105	3,062	567,076	—
Foreign exchange (gain) loss	(71,340)	(8,967)	(23,184)	(30,514)	(8,675)	124,948	84,075	55,666	(7,816)	(6,977)
Fair value changes of purchase consideration and derivatives	110,986	41,983	21,357	20,140	27,506	(6,309)	(20,599)	(323)	6,288	8,325
Gain on debt settlement	(21,188)	(21,188)	—	—	—	—	—	—	—	—
Interest accretion	164,091	140,254	7,995	8,381	7,461	30,064	7,453	7,348	7,692	7,571
Legal settlement and related legal cost (2)	—	—	—	—	—	14,246	783	—	13,463
Tax adjustments (1)	(60,960)	(15,925)	(2,621)	(40,930)	(1,484)	(69,819)	(29,125)	(14,047)	(15,052)	(11,595)
Adjusted net income, continuing operations	9,806	(14,903)	2,902	10,139	11,668	184,171	6,732	35,628	71,715	70,096
Adjusted EPS diluted, continuing operations	0.18	(0.28)	0.06	0.19	0.22	3.56	0.13	0.69	1.38	1.35

Amounts shown above are results from continuing operations, excluding discontinued operations.

[72]

Notes:
(1) The Company has included in tax adjustments the current and deferred income taxes presented in the consolidated statements of income (loss) to the extent that these relate to adjustments made to net income (loss) from continuing operations. The income taxes presented in the consolidated statements of income (loss), after including the tax adjustments, represents the Company’s estimate of the income taxes in respect of adjusted net income (“Tax on Adjusted Net Income”).  Tax on Adjusted Net Income does not represent the Company’s expectation of its current cash income tax obligations as such obligations are further impacted by: (i) the tax impact of certain adjustments made to net income (loss) from continuing operations but which do impact current cash income tax obligations, e.g., the tax impact of adjustments for stock based compensation, depreciation and amortization; and (ii) when such income tax obligations are required to be paid, which is a function of the laws applicable in the jurisdiction to which the payment is due.
(2) Represents legal settlements of $13.2 million discussed in Item 8.B, under the heading "Legal Proceedings and Regulatory Matters" in this Annual Report, and $1.0 million of related legal representation costs.

Balance Sheet Analysis

As at	Dec 31, 2017	Dec 31, 2016	Change
			$	%
Working capital	281,288	471,496	(190,208)	-40%
Long-lived assets	1,752,261	2,993,016	(1,240,755)	-41%
Other long-term assets	2,466	24,534	(22,068)	-90%
Other current liabilities	3,804,684	180,531	3,624,153	2,007%
Long-term liabilities	141,844	3,686,088	(3,544,244)	-96%
Shareholder's (deficit) equity	(1,910,513)	(377,573)	(1,532,940)	406%
Working Capital
Concordia defines working capital as current assets less accounts payable and accrued liabilities, income taxes payable and provisions. The $190,208 decrease in working capital from December 31, 2016 to December 31, 2017 is primarily due to the following factors:

•
Cash and cash equivalents decreased by $70,887 primarily due to cash outflows used in financing activities, which includes the £72 million ($92,038) final payment of the £144 million earn-out payable to the AMCo Vendors, and the $13 million settlement of the Equity Bridge Loans, partially offset by cash flows from operating activities;

•
Accounts receivable decreased by $36,464. The Concordia North America segment and Concordia International segment accounts receivable decreased by $22,548 and $13,916, respectively, primarily due to lower sales during the fourth quarter of 2017 compared to the fourth quarter of 2016. The Concordia North America segment decrease was also impacted by the timing of certain payments from the Company's AG partners;

•
Inventory decreased by $16,091 primarily due to a $15,386 decrease within the Concordia North America segment. This decrease is primarily a result of receiving certain large deliveries of product in 2016, including active pharmaceutical ingredients, which were not recurring in 2017;

•	Interest receivable decreased by $20,444 due to the termination of the Currency Swaps as further discussed in Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report;

•
Accounts payable and accrued liabilities increased by $32,420. The increase in accounts payable and accrued liabilities is primarily due to $62,288 higher interest payable as a result of the CBCA Proceedings resulting in a stay of interest and principal payments on unsecured credit facilities, and $5,824 higher accounts payable and accrued liabilities at Corporate mainly attributable to higher legal and professional fees incurred in connection with the Company's efforts to realign its capital structure. This increase is partially offset by $20,337 lower interest payable due to the termination of the Currency Swaps and lower accounts payable and accrued liabilities within the Concordia North America and Concordia International segments due to the timing of payments;

•	Provisions increased by $6,862. The increase is primarily due to the processing of certain provisions, and change in sales mix during the period; and

•	Income taxes payable increased by $4,510 as a result of the income tax expense for the period, partially offset by income taxes paid during the period.
Long-Lived Assets
Long-lived assets consist of intangible assets, goodwill and fixed assets. The $1,240,755 decrease in long-lived assets from December 31, 2016 to December 31, 2017 is primarily due to the following factors:

•	Impairments of $1,194,765 recorded in 2017 (See Item 5.A, under the heading "Operating Results - Corporate and Other Costs" in this Annual Report); and

•	Intangible amortization recorded during 2017 of $226,425.

[73]

Offset primarily by:

•
A $182,108 increase due to foreign exchange translation of the intangible assets and goodwill within the Concordia International segment as a result of the movement in the GBP/USD exchange rate from a spot rate of 1.2305 as at December 31, 2016 to 1.3494 as at December 31, 2017.

Other Long-Term Assets
Other long-term assets consist of derivative financial instruments and deferred income tax assets. The $22,068 decrease in other long-term assets from December 31, 2016 to December 31, 2017 is primarily due to a $23,555 decrease in value of the derivative financial instrument as a result of movements in USD forward rates relative to GBP and the termination of the Currency Swaps. (See Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report for further details on the termination of the Currency Swaps).
Other Current Liabilities
Other current liabilities consist of the current portion of long-term debt and purchase consideration payable and the cross currency swap liability. The $3,624,153 increase from December 31, 2016 to December 31, 2017 is primarily due to the following factors:

•
The current portion of long-term debt increased by $3,611,926 as a result of the events of default under certain of the Company's credit facilities (See Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report); and

•
The cross currency swap liability balance increased by $114,431 as a result of the counterparty to the Currency Swaps terminating the agreements as a result of the commencement of the CBCA Proceedings. (See Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report).

Offset primarily by:

•	The current portion of purchase consideration payable decreased by $102,204 primarily due to payments made in respect of the AMCo Acquisition and acquisition of four products in June 2016.
Long-Term Liabilities
Long-term liabilities consist of long-term debt, purchase consideration payable, deferred income tax liabilities, derivative financial instruments and other liabilities. The $3,544,244 decrease in long term liabilities from December 31, 2016 to December 31, 2017 is primarily due to the following factors:

•
The long-term portion of debt decreased by $3,469,285 and is now presented as a current liability as a result of the commencement of the CBCA Proceedings and the deferral of certain principal and interest payments pursuant thereto. (See Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report);

•
A decrease of $27,854 in derivative financial instrument liabilities which was terminated during the fourth quarter of 2017 and is now presented within current liabilities as cross currency swap liability. (See Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report);

•	A $46,119 decrease to the deferred income tax liability primarily due to the amortization of intangible assets acquired in recent business combinations and the impact of foreign exchange; and

•	A decrease of $956 in purchase consideration payable in 2017 now presented as a current liability.
Shareholders’ Equity
Shareholders’ equity decreased by $1,532,940 from December 31, 2016 to December 31, 2017. The decrease is primarily related to:

•	A net loss for the year ended December 31, 2017 of $1,590,735.

Offset primarily by:

•	A $8,716 net change in equity for share based compensation expense, vesting of RSUs and related reversal of deferred income tax assets; and

•
A net foreign exchange impact of $49,079 from the translation of the Concordia International segment, the Currency Swaps and the AMCo GBP Term Loan as a result of the appreciation of GBP relative to USD during the year.

[74]

Critical Accounting Policies and Estimates
In preparing the Company’s consolidated financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods.
Significant estimates made by Management include: gross to net deductions; allowance for doubtful accounts; inventory reserves; useful lives of amortizable tangible and intangible assets; recoverability of long lived assets and related impairments; fair value of assets acquired in a business combination; fair value of contingent consideration; fair value of foreign currency financial instruments; weighted average cost of capital; fair value of share-based payments and income tax expense; and realization of deferred income tax assets. On an ongoing basis, Management reviews the estimates to ensure that they appropriately reflect changes in the Company’s business and new information as it becomes available. If historical experience and other factors used by Management to make these estimates do not reasonably reflect future activity, the Company’s consolidated financial statements could be materially impacted.
Chargebacks
The provision for chargebacks is a significant and complex estimate used in the recognition of revenue. In the United States, the Company sells its products directly to wholesale distributors. The wholesale distributors sell directly to independent pharmacies, managed care organizations, hospitals and group purchasing organizations (“indirect customers”). The difference between what price the Company sells to the wholesaler and what price the wholesaler sells to the indirect customer is called a chargeback. The provision for chargebacks is based on the historical sales mix of the wholesalers for their government and retail customers. As sales are made to large wholesale customers, the Company continually monitors the provision for chargebacks and makes adjustments when it believes that actual chargebacks may differ from estimated provisions.
Returns
The provision for returns is a significant and complex estimate used in the recognition of revenue. The Company has a returns policy that allows wholesalers to return the product within a specified period prior to and subsequent to the expiration date. Provisions for returns are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. The Company estimates provisions for returns based upon historical experience, representing management’s best estimate. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future returns. The Company continually monitors provisions for returns and makes adjustments when it believes that actual product returns may differ from established reserves.
Rebates
The provision for rebates is a significant and complex estimate used in the recognition of revenue. Rebates are granted to healthcare authorities and under contractual arrangements with certain customers. Products sold in the United States are covered by various programs (such as Medicaid and Medicare) under which products are sold at a discount. The Company estimates its provisions for rebates based on current contractual terms and conditions as well as the historical experience, changes to business practices and credit terms. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future rebate liabilities. The Company continually monitors the provision for rebates and makes adjustments when it believes that actual rebates may differ from established provisions. All rebates are recognized in the period in which the underlying sales are recognized as a reduction of sales revenue.
Other Price Adjustments
The provision for other price adjustments is a significant and complex estimate used in the recognition of revenue. Other price adjustments are credits issued by the wholesaler to reflect various decreases in the selling price. The price that the Company sells to the wholesaler is called the WAC. Decreases to WAC are discretionary decisions made by the wholesalers to reflect competitive market conditions. Amounts recorded for other price adjustments are based upon estimated declines in market prices. The Company regularly monitors these and other factors and re-evaluates the provision as additional information becomes available.
Prompt Pay
The provision for prompt pay is an estimate used in the recognition of revenue. Prompt pay are discounts offered to customers for making early payments on their invoices within a defined period of time, prior to the payment due date under the Company's normal payment terms. The Company estimates provisions for prompt pay based upon historical experience, representing management’s best estimate. The Company continually monitors provisions for prompt pay and makes adjustments when it believes that actual prompt pay discounts may differ from established reserves.

[75]

Share-based Payments and Compensation
The compensation expense related to share-based payments is determined using the Black-Scholes and Monte Carlo option pricing models. The assumptions used in the model are weighted average share price at the grant date, exercise price, volatility, dividend yield, expected option life, forfeiture rate and risk free interest rate.
Impairment of Non-Financial Assets
The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. It also reviews annually non-financial assets with indefinite life for impairment. If the recoverable amount of the respective non-financial asset is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, Management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

Amortization of intangible and other assets

The amortization expense related to intangible and other assets is determined using estimates relating to the useful life of the related assets.
Change in Estimate
The amortization expense related to intangible and other assets is determined using estimates relating to the useful life of the related assets. During the first quarter of 2017, the Company assessed the use of the straight line amortization method for certain intangible assets within the Concordia North America segment and determined that, based on recent developments and historical patterns of economic consumption, these assets should be amortized based on a declining balance model.  Specifically, the Company determined that this method of amortization better reflects the pattern in which the assets future economic benefits are expected to be consumed by the Company, and that based on recent historical experience and knowledge about its intangible assets, this pattern can be determined reliably.  Within the Concordia International segment Management has reassessed the useful lives of the product rights that have been impaired to align with the economic life of the product rights. Both of these changes in estimates resulted in an increase in amortization expense for the year ended December 31, 2017 of $95 million (2016 - $nil)
Income Taxes
The Company is subject to income taxes in numerous jurisdictions. The integrated nature of the Company’s global operations gives rise to many transactions in the ordinary course of business in respect of which the determination of income for tax purposes may be uncertain. The Company uses judgment to determine its income for tax purposes, which may impact the recognized amount of assets or liabilities, the disclosure of contingent liabilities or the reported amount of revenue or expense during the reporting period. The Company evaluates these judgments based upon historical experience, current and expected future outcomes, third-party evaluations and various other assumptions believed to be reasonable in the circumstances.
The evaluation by the Company may result in an unrealized tax benefit in connection with taxation years that have not yet been reviewed by the relevant tax authority. The Company believes that the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which may otherwise result in uncertainty in the determination of income for tax purposes. The unrealized tax benefit is determined based on the Company’s estimate of the potential outcomes and is reviewed during each reporting period. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the finally determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.
A deferred tax asset is generally recognized for any temporary difference in respect of an asset where the tax base exceeds the carrying amount and to the extent that it is probable that income for tax purposes will be available from which the temporary difference can be deducted and in respect of a liability where the carrying amount exceeds the tax base. The amount of the deferred tax asset recognized could be reduced if income or temporary differences from which the asset can be deducted do not materialize, which might occur due to various factors, including adverse business conditions. The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient income for tax purposes will be available from which the temporary difference can be deducted. The magnitude of any reduction of the amount of any temporary difference recognized is significantly influenced by the Company’s forecast of income for tax purposes.
Accounting for Acquisitions

[76]

The Company assesses whether an acquisition should be accounted for as an asset acquisition or a business combination under IFRS 3, "Business Combinations" ("IFRS 3"). This assessment requires management to make judgments on whether the assets acquired and liabilities assumed constitute a business as defined in IFRS 3 and if the integrated set of activities, including inputs and processes acquired, is capable of being conducted and managed as a business and the Company obtains control of the business. The Company’s acquisitions have been accounted for as business combinations.
Other areas of estimation include the determination and fair value measurement of the purchase price contingent consideration on business combinations, which includes the Company developing its best estimates under IFRS 13, "Fair Value Measurement" ("IFRS 13"), of projected earnings targets, the probability of the contingency being achieved, and the discount rate. Management is also required to make estimates of the fair value of assets acquired and liabilities assumed in business combinations.
Going Concern
The assessment of material uncertainties related to events and circumstances that may cast substantial doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this assessment, Management considers all relevant information, as described in Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report.
Current and Future Accounting Pronouncements
Note 3 of the consolidated financial statements as at and for the year ended December 31, 2017 includes current and future significant accounting standards applicable to the Company.
Royalties
The Company has a commitment to pay royalties on certain products acquired from Shionogi, Inc. in May 2013 and certain products acquired as part of the Covis Acquisition. on April 21, 2015, at certain prescribed rates. These royalties are payable on a quarterly basis. During the year ended December 31, 2017 the royalty expense was $2,945.
Outstanding Share Data
The authorized capital of the Company consists of an unlimited number of common shares. As at December 31, 2017 and March 7, 2018, the Company had, respectively, 51,282,901 and 51,283,574 common shares issued and outstanding. As at December 31, 2017 and March 7, 2018, there were, respectively, 1,555,000 and 1,427,500 stock options outstanding that entitle the holders thereof to purchase one common share of the Company per stock option held.
As at December 31, 2017 and March 7, 2018, the Company had, respectively, 2,374,397 and 2,371,904 unvested RSUs outstanding. Each RSU can be settled either in cash or common shares issued from treasury or a combination of cash and Common Shares issued from treasury at the sole discretion of the Company.
As at December 31, 2017 and March 7, 2018, the Company had 30,033 unvested DSUs outstanding. Each DSU can be settled either in cash or common shares issued from treasury or a combination of cash and common shares issued from treasury at the sole discretion of the Company.

B.     LIQUIDITY AND CAPITAL RESOURCES
Realignment of Capital Structure and Going Concern
During the year ended December 31, 2017, the Company announced as part of its long-term "DELIVER" strategy an objective to realign its capital structure, which includes an intention to significantly reduce the Company’s existing secured and unsecured debt obligations. On October 20, 2017, as part of the Company’s efforts to realign its capital structure, the Company and one of its wholly-owned direct subsidiaries commenced a court proceeding under the CBCA. The CBCA is a Canadian corporate statute that includes provisions that allow Canadian corporations to restructure certain debt obligations, and is not a bankruptcy or insolvency statute. The CBCA Order issued by the Court, provides a stay of proceedings filed by any third party that is party to or a beneficiary of any loan, note, commitment, contract or other agreement with the Company or any of its subsidiaries, including the Company's debtholders against the Company or its subsidiaries arising out of any loan, note, commitment, contract or other agreement with the Company or any of its subsidiaries.Under the CBCA Proceedings, such parties are stayed from exercising any rights or remedy or any proceeding, including, without limitation, terminating, demanding, accelerating, setting-off, amending, declaring in default or taking any other action under or in connection with any loan, note, commitment, contract, or other agreement of the Company and its subsidiaries on the terms set out in the CBCA Order. The CBCA Order provides for this stay until such time as the stay is modified or removed by the Court. If the Company does not complete the realignment of its capital structure through the CBCA Proceedings described in Item 4.A, under the heading "History and Development of the Company - General Development of the Business - Funding

[77]

Arrangements" in this Annual Report, it will be necessary to pursue other restructuring strategies, which may include, among other alternatives, proceedings under the CCAA and / or a filing under the Code.
In connection with the Company's efforts to realign its capital structure and as contemplated by the CBCA Proceedings, the Company elected to not make scheduled payments on the following debt obligations: (i) payments under the Covis Notes, (ii) payments under the AMCo Notes; and (iii) payments under the Extended Bridge Loans, which resulted in events of default under certain of the Company's debt agreements that are subject to the stay of proceedings granted by the Court. During the fourth quarter of 2017, and as a result of nonpayment of certain obligations under the Equity Bridge Loan, certain of the Company’s subsidiaries had insolvency or similar petitions filed against them in certain foreign jurisdictions. These petitions were withdrawn in November 2017, and the Company entered into a settlement agreement with the holders of the Equity Bridge Loans, pursuant to which all outstanding indebtedness (including, without limitation, principal, interest and fees) and other obligations under the Equity Bridge Loans were satisfied at a significant discount (the settlement amount paid by the Company being approximately $13 million) and were automatically and irrevocably discharged , terminated and released. In addition, as part of the CBCA Proceedings, the Company has terminated the $200 million revolving credit facility that was previously made available to the Company under the Existing Credit Agreement. This revolving loan had not been drawn upon. On October 20, 2017, the Company was notified by the counterparty to the Currency Swaps that one or more events of default occurred under the swap agreements as a result of the Company obtaining a preliminary interim order from the Court pursuant to the arrangement provisions of the CBCA. As a result of the foregoing, the counterparty to the Currency Swaps designated October 23, 2017, as the early termination date with respect to all transactions under the Currency Swaps. During the CBCA Proceedings, the Company has been and intends to continue to make scheduled ordinary course interest and amortization payments at non-default rates under its secured debt facilities, as applicable.
The commencement of the CBCA Proceedings resulted in an event of default under the Existing Credit Agreement, the 2016 Note Indenture, the AMCo Note Indenture and an event of termination under the the Currency Swaps, which defaults are subject to the stay of proceedings granted by the Court. In addition, as a result of the foregoing events of default, a cross default was triggered under the Covis Note Indenture governing the Covis Notes and the Extended Bridge Loans agreement, however any demand for payment of this debt has been stayed by the CBCA Order granted by the Court in connection with the CBCA Proceedings. On October 20, 2017, the counterparty to the Currency Swaps issued a notice of termination with an effective date of October 23, 2017. During the CBCA Proceedings, the Company has been and intends to continue to make interest payments on the purported termination amount of the Currency Swaps. The Company has not paid the purported termination amount. Any attempt by the Company's debtholders (or any other third parties) to lift, amend or violate this stay, or any order by the Court amending or removing this stay, would pose risks to the Company's liquidity and business operations and its efforts to realign its capital structure, and may require that the Company pursue other restructuring strategies, which may include, among other alternatives, proceedings under the CCAA and / or a filing under the Code.
Future liquidity and operations of the Company are dependent on the ability of the Company to develop, execute, garner sufficient support for, and obtain Court approval of a proposed plan to restructure its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. If the Company does not complete the realignment of its capital structure through the CBCA Proceedings described above, it will be necessary to pursue other restructuring strategies, which may include, among other alternatives, proceedings under the CCAA and / or a filing under the Code. The Company may not be able to restructure and reduce its debt obligations and this results in a material uncertainty that may cast substantial doubt upon the Company’s ability to continue as a going concern. If the Company is unable to continue as a going concern, or if proceedings are commenced under the CCAA or the Code, shareholders of the Company may lose their entire investment and debtholders may lose some, substantially all or all of their investment.
The financial statements for the year ended December 31, 2017 have been prepared on a going concern basis, which asserts the Company has the ability in the near term to continue to realize its assets and discharge its liabilities and commitments in a planned manner giving consideration to the above and expected possible outcomes. Conversely, if the going concern assumption is not appropriate, adjustments to the carrying amounts of the Company's assets, liabilities, revenues, expenses and balance sheet classifications may be necessary, and these adjustments could be material.
As of December 31, 2017, the Company’s liquidity primarily consisted of approximately $327 million (2016 - $398 million) of cash and cash equivalents. During the CBCA process, the Company intends to continue to operate its business and satisfy its obligations to its service providers, suppliers, contractors and employees in the ordinary course of business.

[78]

Sources and Uses of Cash

For the years ended (in $000’s)	Dec 31, 2017	Dec 31, 2016
Cash from Operating Activities	283,159	408,290
Cash used in Investing Activities	(537)	(31,592)
Cash used in Financing Activities	(372,380)	(94,765)
Total	(89,758)	281,933
The Company's business continues to generate cash flows from operating activities. Cash flows from operations represent net income adjusted for changes in working capital, non-cash items and excludes interest paid, interest received and contingent consideration paid as this is recorded within cash used in financing activities.
Cash used in financing activities is comprised of $294,297 of interest payments, partially offset by $76,616 interest received during the year, $97,420 for payments of contingent consideration, and $57,279 of long term debt principal repayments.
Cash and Capital Management
The purpose of cash and capital management is to ensure that there is sufficient cash to meet all the financial commitments and obligations of the Company as they come due. Since inception, the Company has financed its cash requirements primarily through the issuances of securities, short-term borrowings, long-term debt as well as cash flows generated from operations.
Liquidity risk is the risk that the Company may encounter difficulty meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure.
The Company's capital management plan is to willingly enter into negotiations with its creditors to realign its capital structure. As a result of certain events associated with the CBCA Proceedings, the Company may not have the ability to transfer certain funds, which could have an impact on the Company's liquidity.
In managing the Company’s capital, Management estimates future cash requirements by preparing annual financial forecasts for review and approval by the Board. The financial forecasts are reviewed and updated periodically and establish approved activities for the year and estimates the costs associated with those activities. Forecast to actual variances are prepared and reviewed by Management and are presented regularly to the Board.
Lending Arrangements and Debt

(in $000’s)	Dec 31, 2017	Dec 31, 2016
AMCo Term Loans
- AMCo USD Term Loan	1,061,500	1,089,000
- AMCo GBP Term Loan	651,086	609,099
- Revolving credit facility	n/a	—
Bridge Facilities	100,832	134,444
AMCo Notes	790,000	790,000
Covis Notes	735,000	735,000
2016 Notes	350,000	350,000
Total long-term debt	3,688,418	3,707,543
Less: current portion	(3,688,418)	(76,492)
Long-term portion	—	3,631,051
As at December 31, 2017, approximately 82% of total lending arrangement debt is denominated in USD (December 31, 2016 - 84%) and 18% denominated in GBP (December 31, 2016 - 16%).
In accordance with the CBCA Order, the Company has continued to make ordinary course scheduled interest and amortization payments, as applicable, on its secured facilities (AMCo USD Term Loan, AMCO GBP Term Loan and the 2016 Notes), and continues to make interest payments on the Currency Swaps, however, has deferred payments on its unsecured facilities, which payments are stayed pursuant to the terms of the CBCA Order. The Company is continuing to accrue interest on all outstanding credit facilities in accordance with the various debt agreements.

[79]

During the year ended December 31, 2017, the Company's cash on hand and free cash flow from operating activities was used to make $57,279 of principal repayments and pay $294,297 of interest.
Details of the lending arrangements are further disclosed in the notes to the consolidated financial statements for the year ended December 31, 2017.
The following table presents repayments of long-term debt principal, interest payments on long-term debt, net interest payments on the liability associated with the Currency Swaps and purchase consideration on an undiscounted basis:

	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total

Long-term debt (1)	3,688,418	—	—	—	—	—	3,688,418
Interest on long-term debt(2)	106,568	—	—	—	—	—	106,568
Cross currency swap liability	114,431	—	—	—	—	—	114,431
Purchase consideration(3)	1,000	—	1,000	1,000	11,191	1,000	15,191
Total	3,910,417	—	1,000	1,000	11,191	1,000	3,924,608

Notes:

(1)	All long-term debt as at December 31, 2017 has been presented as a current liability. See discussion above on long-term debt classification and the CBCA Proceedings.

(2)	The contractual interest amount as at December 31, 2017 reflects the accrued interest payable on long-term debt.

(3)	Refer to Note 21 - Financial Instruments - Fair Value Estimation of the Financial Statements included in this Annual Report for further information.

C.     RESEARCH AND DEVELOPMENTS

Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (Pharmacovigilence) of the Company. (See Item 4.B, under the heading - "Business Overview - Research and Development - Product Pipeline" and "Business Overview - Research and Development - PDT with Photofrin®" in this Annual Report).

	For the year ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Research and development	31,482	40,637	14,992

D.     TREND INFORMATION

Other than as disclosed elsewhere in this Annual Report, there are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company's business, financial condition or results of operation other than the nature of the business and the Company's intention to realign its capital structure. (See Item 3.D, under the heading "Risk Factors" in this Annual Report. See Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report.See Item 5.A, under the heading "Operating Results - Corporate and Other Costs" in this Annual Report for a discussion on the differences in spending by the Company between 2017, 2016 and 2015).

E.     OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2017, the Company did not have any off-balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

[80]

The following table presents repayments of long-term debt principal, interest payments on long-term debt, net interest payments on the liability associated with the Currency Swaps and purchase consideration on an undiscounted basis:

	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total

Long-term debt (1)	3,688,418	—	—	—	—	—	3,688,418
Interest on long-term debt(2)	106,568	—	—	—	—	—	106,568
Cross currency swap liability	114,431	—	—	—	—	—	114,431
Purchase consideration(3)	1,000	—	1,000	1,000	11,191	1,000	15,191
Total	3,910,417	—	1,000	1,000	11,191	1,000	3,924,608

Notes:

(1)
All long-term debt as at December 31, 2017 has been presented as a current liability. See Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report for a discussion on long-term debt classification and the CBCA Proceedings.

(2)	The contractual interest amount as at December 31, 2017 reflects the accrued interest payable on long-term debt.

(3)	Refer to Note 21 - Financial Instruments - Fair Value Estimation of the Financial Statements included in this Annual Report for further information.

The following table presents the following commitments under the Company's operating leases, relating to rental commitments for its international office locations, aircraft lease and computer and electronic equipment leases for the periods indicated therein:

$
2018	4,010
2019	3,177
2020	1,556
2021	770
2022	166
Thereafter	156
Total	9,835
G.SAFE HARBOR

Statements in Item 5 of this Annual Report that are not statements of historical fact, constitute "forward-looking statements." (See the introductory section, under the heading "Cautionary Note Regarding Forward-Looking Information" in this Annual Report). The Company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Non-Executive Directors
The following table sets out (in alphabetical order) the name; city, state/province and country of residence of each of the Company's non-executive directors as at March 7, 2018. The table also sets out the principal occupation of each non-executive director of the Company for the five (5) preceding years.

[81]

Name, province or state and country of residence	Tenure with the Company(1)	Principal Occupation During the Past Five (5) Years
Douglas Deeth(3) Age: 70 Oakville, Ontario, Canada	Director(4) (December 2013 to present)	Partner, Deeth Williams Wall LLP.
Rochelle Fuhrmann(5) Age: 48 Berkeley Heights, New Jersey, U.S.	Director(4) (June 2015 to present)
Internal Audit and Enterprise Risk Management at BD since 2017. Chief Financial Officer, Life Sciences, BD from 2015 to 2017. Chief Financial Officer of Amneal from January 2014 to March 2015. Senior Vice President, Finance with Warner Chilcott plc from June 2006 to November 2013.

Itzhak Krinsky(2) Age: 65 Ramat Hasharon, Israel	Director(4) (June 2017 to present)
Held various executive roles with Teva Pharmaceutical Industries Ltd. from 2005 to 2017. Member of the board of directors of : (i) Kamada Ltd. (a publicly traded company) since December 2017; (ii) Wavelength Pharmaceuticals since November 2017; (iii) Halo Pharmaceutical, Inc. since June 2017; (iv) Achelios Therapeutics since April 2017; and (v) Exodus Life Sciences Limited Partnership since April 2017.

Jordan Kupinsky(2)(5) Age: 45 Toronto, Ontario, Canada	Director(4)(6) (December 2013 to present)	President, Justley Capital Corporation. Former partner, JJR Private Capital Inc. from April 2008 to September 2016. Former Managing Director, Windsor Private Capital Inc. from 2008 to 2014.
Francis (Frank) Perier, Jr.(3)(5) Age: 58 Summit, New Jersey, U.S.	Director(4) (June 2017 to present)
Former Executive Vice President Financial and Chief Financial Officer of Forest Laboratories, Inc., a NYSE listed specialty pharmaceutical company which was acquired by Actavis, Plc. (presently Allergan, Plc.) in July 2014. Chief Financial Officer of Forest Laboratories, Inc. from September 2004 until October 2014.

Patrick Vink(2)(3) Age: 54 Etzelstrasse, Switzerland	Director(4) (March 2016 to present)
Chairman of the board of directors of Acacia Pharma. Chairman of the board of directors of NMD Pharma. A director of Spero Therapeutics. A director of Arch Biopartners. Mr. Vink served as the Chief Operating Officer of Cubist Pharmaceuticals Inc. until its acquisition by Merck and Co. in 2015. Previously, Mr. Vink served as Senior Vice-President, Head of Global Institutional and Biologics Business at Mylan Inc., which he joined in 2008.

Notes:
(1) Each director listed is expected to hold his or her position as a director of the Company until the next annual meeting of shareholders. December 2013 is listed as the date in which certain directors became directors of the Company pursuant to the Qualifying Transaction.

(2)	Member of the Nominating and Corporate Governance Committee of the Company.

(3)	Member of the Human Resources and Compensation Committee of the Company.

(4)	Independent director.

(5)	Member of the Audit Committee of the Company.

(6)	Non-Executive Chairman of the Board.

Biographies
The following are brief profiles of the non-executive directors of the Company.
Non-Executive Directors
Douglas Deeth is a partner with the law firm of Deeth Williams Wall LLP. He is the former President of the Intellectual Property Law section of the Canadian Bar Association, the current President of the International Federation of Intellectual Property Attorneys (FICPI) and has over 35 years of experience working with the pharmaceutical industry. Throughout most of his career Mr. Deeth has been extensively involved in product acquisition and licensing agreements in the pharmaceutical field. He was directly involved in almost all of the product and technology acquisition and license agreements of Biovail Corporation from its inception in 1987 until 2008. Mr. Deeth has been recognized in several international reviews as one of Canada’s leading intellectual property lawyers. He was a director of Trimel Pharmaceuticals Inc., and is on the board of IM Biotechnologies Inc. Mr. Deeth was admitted to the Bar of Ontario in 1976. He has a B.A.Sc. in Chemical Engineering from the University of Waterloo (1970) and an LL.B. from the University of Toronto (1974), and has taught, written and spoken extensively on intellectual property law. He has lectured at McMaster University, the University of Toronto and Osgoode Hall law schools and the McGill courses on Patent and Copyright Law.
Rochelle Fuhrmann currently focuses on Internal Audit and Enterprise Risk Management at BD. She joined BD in 2015 as Chief Financial Officer of BD’s Life Sciences business. Prior to joining BD, she held the position of Chief Financial Officer of Amneal Pharmaceuticals LLC, a private generic pharmaceutical company, where she was responsible for the management of financial functions including accounting and financial reporting, corporate finance and treasury. From June 2006 through November 2013, Ms. Fuhrmann held positions of increasing responsibilities at Warner Chilcott plc, a specialty pharmaceuticals company listed on the NASDAQ, including most recently Senior Vice President, Finance, where she was responsible for the oversight and direction of corporate accounting and SEC reporting, tax, treasury, risk management and internal audit functions as well as investor relations. Prior to joining Warner Chilcott plc, Ms. Fuhrmann held various positions in accounting, finance and investor relations at AT&T Inc. Her career started at Coopers & Lybrand LLC (now PricewaterhouseCoopers LLP). Ms. Fuhrmann is a certified public accountant (inactive) and holds a B.Sc. degree in accounting from the University of Rhode Island.

[82]

Itzhak Krinsky. Mr. Krinsky brings extensive global pharmaceutical, investment banking, and M&A experience to Concordia. He was with Teva Pharmaceutical Industries for more than 10 years. As Executive Vice President of Corporate Business Development, he led more than 30 M&A transactions for the company. In his most recent role, Mr. Krinsky served as Chairman of Teva Japan and Chairman of Teva South Korea, where he was responsible for overseeing Teva’s pharmaceutical businesses in both countries. In 2014, he was named by SCRIP as one of the top 100 Global Leaders in the Pharmaceutical Industry. Prior to joining Teva, Mr. Krinsky served as Managing Director at Deutsche Bank, the Silverfern Group and Trenwith Securities, LLC, investment banks in New York City. He holds a Bachelor and Master of Arts in Economics degrees from Tel Aviv University and a Doctorate in Economics from McMaster University.
Jordan Kupinsky is the Non-Executive Chairman of the Board.  Mr. Kupinsky is the President of Justley Capital Corporation, a private investment and advisory firm. From April 2008 through September 2016 Mr. Kupinsky was a partner with JJR Private Capital. For part of that time (January 2011 through July 2014), Mr. Kupinsky was also Managing Director with Windsor Private Capital, a private merchant banking firm. Mr. Kupinsky was a Vice President at Greenhill & Co., an independent global investment banking firm, listed on the NYSE, focused on mergers and acquisitions and financial restructuring from March 2006 to May 2008. Prior to joining Greenhill & Co., Mr. Kupinsky held the positions of Vice President of Corporate Development and General Counsel at Minacs Worldwide Inc., a publicly traded company on the TSX from July 2002 to February 2005. Mr. Kupinsky began his career practicing corporate and securities law at Torys LLP in Toronto (from 1997 to 1999) and was also an investment banking associate at Houlihan Lokey Howard & Zukin from 1999 to 2002. He holds a joint MBA and JD degree from the Schulich School of Business and Osgoode Hall Law School at York University. Mr. Kupinsky is currently a director of Atlas Financial Holdings Inc. Mr. Kupinsky has also served as a director of Perk Inc. and Xceed Mortgage Corporation.
Francis (Frank) Perier, Jr. has more than 18 years of experience in the pharmaceutical and healthcare industries, including senior roles at two major pharmaceutical companies. Most recently, he served as Chief Financial Officer of Forest Labs for 10 years, where he played a significant leadership role in the company’s multi-year growth initiative, in addition to overseeing multiple financial transactions. Prior to Forest Labs, Mr. Perier served in several senior financial positions at Bristol-Myers Squibb (BMS), including four years as Vice President of Finance, Planning, Business Development and Information Technology in the ConvaTec Division, where he was responsible for the execution of the company’s strategic plan and business objectives. Prior to his time at BMS, Mr. Perier served in multiple roles at Deloitte & Touche LLP from 1981 to 1996, most recently as partner. He holds a Master of Business Administration (MBA) from New York University’s Leonard N. Stern School of Business and a Bachelor of Science in Accounting from Villanova University. He is also a Certified Public Accountant.
Patrick Vink is an advisor to life science companies. Mr. Vink is currently the Chairman of the board of directors of Acacia Pharma, the Chairman of NMD Pharma, a director of Spero Therapeutics Inc., Arch Biopartners, Inc., Santhera Pharmceuticals Holding AG, and Targovax Oy. Previously, Mr. Vink was the Chairman of the board of directors of Micreos BV and Piqur AG. Mr. Vink served as Chief Operating Officer of Cubist Pharmaceuticals Inc. until its acquisition by Merck and Co in 2015. Previously Mr. Vink served as Senior Vice-President, Head of Global Institutional and Biologics Business at Mylan Inc., which he joined in 2008, establishing the company’s global hospital operations in Switzerland. Mr. Vink has held several leadership positions across the pharmaceutical industry, including head of global business franchise biopharmaceuticals for Novartis Sandoz; vice president for international business for Biogen Inc.; and head of worldwide marketing, cardiovascular and thrombosis for Sanofi-Synthelabo. Mr. Vink served as a member of the executive committee of the European Federation of Pharmaceutical Industries and Associations between 2013 and 2015. Mr. Vink graduated as a medical doctor from the University of Leiden, Netherlands in 1988 and obtained his MBA in 1991 at the University of Rochester.

Executive Officers
The following table sets out (in alphabetical order) the name; city, state/province and country of residence; position with the Company of each of the Company's executive officers as at March 7, 2018. The table also sets out the principal occupation of each executive officer of the Company for the five (5) preceding years.

[83]

Name, province or state and country of residence	Position with the Company(1)	Principal Occupation During the Past Five (5) Years
Adeel Ahmad Age: 44 London, UK	Chief Financial Officer of Concordia International
Chief Financial Officer, Concordia International segment from February 2016 to present. Vice President, Finance and Controller of the Company from December 2013 to February 2016. Chief Financial Officer, Ingram Micro Mobility from February 2012 to May 2013. Director of Finance, Asia, Nortel from August 2010 to January 2012.

Graeme Duncan(2) Age: 44 London, UK	President of Concordia International
President of Concordia International from January 2017 to present. Managing Director of Concordia International from September 2016 to January 2017. Vice President, UK and Ireland, Global Marketing Director, Concordia International from October 2015 to October September 2016. UK General Manager and Global Marketing Director, AMCo from October 2014 to October 2015. Director of Global Strategy, Healthcare at Home Ltd. from December 2012 to December 2013.

Robert Ford Age: 51 Christ Church, Barbados	Managing Director and Senior Director, Legal Affairs, CPI and CLI
Managing Director and Senior Director, Legal Affairs of CPI and CLI since May 2017. Senior Director, Legal Affairs of CPI and CLI from May 2016 to May 2017. Partner, Kelly Santini LLP from 2012 to 2016.

Sarwar Islam Age: 47 London, UK,	Chief Corporate Development Officer
Chief Corporate Development Officer of the Company from September 2017 to present. Strategic advisor to the Company from January 2017 to September 2017. Partner and Managing Director, The Boston Consulting Group from 2012-2016.

Allan Oberman Age: 60 Thornhill, Ontario, Canada	Chief Executive Officer and a Director
Chief Executive Officer of the Company from November 2016 to present. Director of the Company from October 2016 to present. Chief Executive Officer and a director of Sagent from September 2015 to October 2016. President and Chief Executive Officer of Teva Americas Generics from November 2012 to December 2014. Various senior roles with Teva Pharmaceuticals prior to November 2012.

Sanjeeth Pai Age: 47 Xenia, Ohio, U.S.	President of Concordia North America	President of Concordia North America from August 2017 to present. Vice President in various general management capacities with Cardinal Health from 2007 to 2016.
David Price Age: 55 Toronto, Ontario, Canada	Chief Financial Officer	Chief Financial Officer of the Company from May 2017 to present. Chief Financial Officer of Bioventus LLC from 2012 to 2017. Chief Financial Officer of EDGAR Online Inc. from 2010 to 2012.
Francesco Tallarico Age: 35 Mississauga, Ontario, Canada	Chief Legal Officer and Secretary
Chief Legal Officer and Secretary of the Company from November 2015 to present. Vice President, Legal Affairs of the Company from November 2014 to November 2015. Associate, Fasken Martineau DuMoulin LLP, from May 2010 to November 2014.

Note:
(1) Although Karl Belk is considered an NEO of the Company with respect to the year ended December 31, 2017, he is not included in this table because he was not considered an executive officer of the Company for the period ended December 31, 2017.
(2) Effective March 8, 2018, Mr. Duncan stepped down as President of the Concordia International reportable operating segment, but will continue to be employed by the Company until June 30, 2018.
Biographies
The following are brief profiles of the executive officers of the Company.
Executive Officers
Adeel Ahmad is the Chief Financial Officer of the Concordia International reportable operating segment and is a Chartered Professional Accountant (CPA, CA). Prior to becoming the Chief Financial Officer of Concordia International, Mr. Ahmad was Vice President, Finance and Controller of the Company from December 2013 to February 2016. Prior to joining the Company in 2013, Mr. Ahmad was the Chief Financial Officer of the Indian operations of Ingram Micro Mobility (formerly BrightPoint), based in New Delhi, India, from February 2012 to May 2013. Prior to his role at BrightPoint, Mr. Ahmad held several finance roles of increasing responsibility with Nortel Networks from 2003 to 2012, based in Brampton, Ontario, Canada; Seoul, South Korea; and Beijing, China. Mr. Ahmad started his career in an audit function with Deloitte LLP in Toronto. Mr. Ahmad holds a B. Comm from the University of Toronto and an MBA from the Ivey School of Business, University of Western Ontario.
Graeme Duncan is the President of the Concordia International reportable operating segment. Mr. Duncan joined AMCo in 2014 as Global Marketing Director and Vice President, Commercial UK and Ireland. He was promoted to Managing Director in 2016 and is now responsible for the general management of the reportable operating segment. Mr. Duncan has worked for 20 years in the life sciences sector within the areas of strategy, sales and marketing, and management. Prior to joining the Company, Mr. Duncan held senior management roles in GlaxoWellcome, GlaxoSmithKline, IVAX Pharmaceuticals and Healthcare at Home. Mr. Duncan holds a Bachelor of Science in Business Administration from Cardiff Business School. Effective March 8, 2018, Mr. Duncan stepped down as President of the Concordia International reportable operating segment, but will continue to be employed by the Company until June 30, 2018.

[84]

Robert Ford is the Managing Director and Senior Director, Legal Affairs of CPI and CLI. Prior to becoming the Managing Director of CPI and CLI, Mr. Ford was the Senior Director, Legal Affairs of CPI and CLI from May 2016 to May 2017. Prior to joining the Company in 2016, Mr. Ford was a Partner with Kelly Santini LLP from 2012 to 2016. Prior to his role with Kelly Santini LLP, Mr. Ford was a Partner with Gowling Lafleur Henderson LLP from 2006 to 2012. In addition to co-founding a law firm, Marlay & Ford LLP, Mr. Ford has held executive officer positions with several corporations. Mr. Ford started his career as a lawyer with Walsh & Company in Vancouver, British Columbia. Mr. Ford holds a Honours Business Administration from the Ivey School of Business, University of Western Ontario, a Bachelor of Laws from the University of British Columbia and a Master of Laws from Osgoode Hall, York University.
Sarwar Islam is the Chief Corporate Development Officer of the Company. Mr. Islam’s focus is on the execution of a number of the components of Concordia’s long-term growth strategy, as well as leading Concordia’s corporate development initiatives. Mr. Islam spent the past 15 years with The Boston Consulting Group, most recently as Partner and Managing Director, and as the Global Head, Pharmaceutical Generics & Biosimilars practice. During this period, Mr. Islam worked extensively across Europe, including the UK, Germany, France, Sweden, and the U.S.
Allan Oberman is the Chief Executive Officer of the Company and a director of the Company. Mr. Oberman brings more than 15 years of international pharmaceutical industry experience to the Company including his recent role as Chief Executive Officer of specialty pharmaceutical company Sagent. Sagent was sold to Nichi-Iko Pharmaceutical Co. Ltd., Japan’s largest generic drug manufacturer, in a transaction that closed on August 29, 2016. Prior to Sagent, from November 2012 to December 2014, Mr. Oberman served as President and CEO of Teva Americas Generics, a region which included the U.S., Canada and Latin America. He joined Teva in 2000 and served as President of Teva EMIA (Eastern Europe, Middle East, Israel and Africa), where he led a diverse group of countries in achieving consistent sales growth. Mr. Oberman also served as the Chief Operating Officer of Teva International, and President and CEO of Teva Canada, formerly known as Novopharm Limited.
Sanjeeth Pai is the President of the Concordia North America reportable operating segment. Mr. Pai has more than 25 years of experience in the healthcare industry including working across the value chains of medical device, pharma, pharmaceutical distribution and specialty pharma distribution companies. He spent the first part of his career working in operational and technical roles to manage the development, manufacture and launch of generic pharmaceutical products for companies including Abbott Laboratories, Wyeth and Actavis. Mr. Pai subsequently transitioned to a more commercial focus through a business development role in which he spent extensive time in Asia to seek portfolio opportunities for Alpharma’s U.S. market segment. Most recently, he held various general management roles leading pharmaceutical distribution and specialty pharma businesses for Cardinal Health. Mr. Pai holds a Bachelor of Science in Biomedical Engineering from the University of Pennsylvania, a Masters of Science in Engineering from North Carolina State University, and a Masters of Business Administration from New York University Stern.
David Price is the Chief Financial Officer of the Company. Mr. Price brings more than 25 years of experience in the healthcare, investment banking and accounting industries to the Company. Most recently, he served as CFO of Bioventus LLC, a private, equity-backed global provider of medical devices in the orthobiologics field. Prior to his role at Bioventus, Mr. Price was the CFO at EDGAR Online Inc., a financial data, technology and business process outsourcing company. Prior to that, Mr. Price was CFO of Cornerstone Therapeutics, Inc., a publicly traded specialty pharmaceutical company. Mr. Price has previously served as managing director in the healthcare and pharmaceutical services sector at two investment banking firms – Jefferies & Company in New York, and Bear Stearns & Co. in London and New York – and worked at PricewaterhouseCoopers Consulting and Arthur Andersen. He holds an honors degree in Accounting and Financial Management from Lancaster University in the UK and is a member of the Institute of Chartered Accountants in England and Wales.
Francesco Tallarico is the Chief Legal Officer and Secretary of the Company.  From November 2014 to November 2015 Mr. Tallarico served as the Vice President, Legal Affairs of the Company. Mr. Tallarico manages the global legal function of the Company. Prior to joining the Company in 2014, Mr. Tallarico practiced law at Fasken Martineau DuMoulin LLP, an international law firm based out of Toronto, Ontario, with a particular focus on corporate governance, corporate finance and M&A transactions. During his time with the Company, Mr. Tallarico has been actively involved and instrumental in various M&A transactions valued at over $4.5 billion and defending the Company's interests in various matters, including litigation and regulatory matters. Mr. Tallarico holds a B.A. from the University of Toronto and a J.D. from the University of Windsor.
B.    COMPENSATION

Board of Director Compensation

The table below sets out a summary of total compensation applicable to each non-executive member of the Board for the 2017 fiscal year. The fees earned by the non-executive directors were awarded based upon the varying degrees of responsibility. The Company may also reimburse non-executive directors for out-of-pocket expenses for, among other matters, attending meetings.
Approach to Director Remuneration

[85]

Compensation arrangements for non-executive members of the Board are designed to align with the competitive market to attract qualified and experienced directors. Informed by the director compensation advice set out in a report from the HRCC’s compensation advisors, the HRCC and the Board approved for fiscal 2017 a director compensation package based on the following key pillars:

(i)	Board compensation should be competitive to attract skilled and experience directors.
Compensation is set at a level that will attract experienced and skilled candidates and retain current directors. The Company recognizes that there is significant competition for qualified directors and that directors must select their directorships wisely due to board limit restrictions being imposed by institutional shareholders.

(ii)	Board compensation should align the interests of directors with those of the shareholders.	The overall compensation package, including a mix of both cash and equity components should align directors’ interests with those of shareholders.
(iii)	Board compensation should be fair and reasonable.
The Company recognizes that directors need to be compensated fairly for their time and effort. The Company seeks to reward directors reasonably, reflecting the complexities, risks, skill set and value associated with being on the Board.

The Company has a fixed fee director compensation structure, under which additional fees are not provided to directors on a meeting-by-meeting basis. The Company has adopted the fixed fee approach based on the following:

• Transparency to the Board, shareholders and management.
• Meeting attendance and preparation is expected, not rewarded.
• Compensating for the role holistically, not the number of meetings held in a year.

Under the fixed fee model, the Company compensates specifically for the role and responsibilities of each individual director. This is broken out by retainers for service on the Board and individual committees. Director compensation has two components: cash retainers and equity-based awards.

(i)	Cash Retainer
An annual fixed Board retainer paid to non-executive directors establishes the competitive foundation of the director compensation program. Committee retainers are granted for both the committee chair as well as committee members and serve as additional compensation for the time and expertise required to serve on the different committees. For 2017, the Non-Executive Chairman received a premium on the cash retainer to account for increased responsibilities.

(ii)	Equity Award
An annual equity grant in the form of RSUs (DSUs as of 2017) is made to non-executive directors to align their interests with the interests of shareholders, to reinforce longer-term business performance and to remain market competitive. For 2018, the Board did not grant equity awards to non-executive directors, as a result of the commencement of the CBCA Proceedings.

Outlined in the table below is the 2017 director compensation pay structure. In the first quarter of 2017, the HRCC reviewed the fee schedule and, based on advice from its compensation advisor, recommended that the Board approve amended director fees for 2017, to reflect the significant erosion in the price of the Common Shares and the then current state of affairs of the Company.

• Due to dilution concerns, and current Board Common Share ownership levels, the Board elected to shift the mix of compensation components to be more cash-based.
• Held all Board committee fees constant for 2017.
• Introduced compensation arrangements for the new Non-Executive Chairman role (which replaced the Lead Independent director role).

[86]

Based on the recommendation of the HRCC, the Board approved compensation for directors in 2017 as detailed in the table below:

Fee Description	Director Compensation for the Fiscal Year Ended 2017($)
	Cash Retainer ($)	Cash Value of Equity Retainer(5)	Total Value
Non-Executive Chairman	157,500	14,127	171,627
Non-Executive Director(1)	105,000	9,826	114,826
Audit Committee Chair	20,000	—	20,000
Audit Committee Member(2)	10,000	—	10,000
HRCC Chair	15,000	—	15,000
HRCC Member(3)	10,000	—	10,000
NCGC Chair	10,000	—	10,000
NCGC Member(4)	5,000	—	5,000
Notes:
(1) Other than the Non-Executive Chairman.
(2) Other than the Audit Committee Chair.
(3) Other than the HRCC Chair.
(4) Other than the NCGC Chair.
(5) In 2017, 7,465 DSUs were issued to the Non-Executive Chairman and 5,208 DSUs were issued to each Non-Executive Director with a value on the date of grant of $14,127 and $9,856, respectively (other than to Messrs. Krinsky and Perier - in respect of whom a pro rated amount of DSUs was issued to Messrs. Krinsky and Perier on June 9, 2017, as consideration for their services as directors from May to December 2017).

The table below sets out a summary of total compensation applicable to each non-executive member of the Board for the 2017 fiscal year. The fees earned by the directors were awarded based upon the varying degrees of responsibility. The Company may also reimburse directors for out-of-pocket expenses for, among other matters, attending meetings.

	Director Compensation for the Fiscal Year Ended 2017($)
Name and Principal Position(1)	Fees Earned ($)	Share-based awards(1)	Option-based awards	Non-Equity Incentive Plan Compensation	Pension Value	All other compensation	Total compensation ($)
Douglas Deeth	122,291	9,879	—	—	—	—	132,170
Rochelle Fuhrmann	126,373	9,879	—	—	—	—	136,252
Itzhak Krinsky(2)	72,726	4,516	—	—	—	—	77,242
Jordan Kupinsky	182,083	14,161	—	—	—	—	196,244
Francis (Frank) Perier, Jr.(2)	81,192	4,516	—	—	—	—	85,708
Patrick Vink	121,356	9,879	—	—	—	—	131,235
Notes:
(1) Allan Oberman is the Chief Executive Officer and a director of the Company. Mr. Oberman’s compensation information is set forth under the heading “Executive Compensation” below.
(2) Messrs. Krinsky and Perier were appointed to the Board on May 3, 2017. The amount reflected in the "Fees Earned" and "Share-Based Awards" columns above is therefore lower than other Board members.

Executive Compensation
Approach to Executive Compensation
Concordia motivates employees and executives to focus on the success of the Company by establishing a strong link between performance and compensation. At the same time, the Company ensures compensation is in line with market practices, so it can attract executive talent when needed, and keep and motivate the highly qualified and experienced team the Company has now and reward them appropriately.
Compensation Consultants

The HRCC reviews NEO compensation packages annually to ensure that NEOs are being compensated in line with industry practices. To assist in executing its responsibilities, the HRCC engages compensation advisors.

Since the beginning of 2017, the HRCC has engaged WTW, a compensation advisor with significant executive compensation experience. WTW is well qualified and represents the interests of Company shareholders when working for the HRCC and the Board. All work conducted by WTW is pre-approved by the HRCC and WTW does not provide any non-Board approved services to the Company, unless approved by the Board. The HRCC takes WTW’s reports and recommendations into consideration when assessing compensation structure and awards, but ultimately makes its own decisions and recommendations for the Board to approve.

[87]

Components of Executive Compensation
Each year, the HRCC is responsible for determining the Company’s compensation framework, which consisted of the following elements for 2017: (i) base salary; (ii) short-term (cash-based) bonus incentives; (iii) a cash-based retention bonus program; (iv) equity-based long-term incentives in connection with new hires and/or amended employment contracts; and (v) other indirect compensation.
Name Executive Officers
For the purposes of this Annual Report, a named executive officer ("NEO") of the Company, using the definition contained in applicable Canadian securities laws, means each of the following individuals: (i) the CEO of the Company; (ii) the CFO of the Company, (iii) each of the three most highly compensated executive officers of the Company, including any subsidiary of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000. "Executive officer" means the chairman, and any vice-chairman, president, secretary or any vice-president and any officer of the Company or a subsidiary who performs a policy making function in respect of the Company; and (iv) each individual who would be an NEO under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or a subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year.

Each of Allan Oberman (CEO), David Price (CFO), Francesco Tallarico (Chief Legal Officer and Secretary), and Karl Belk (Senior Vice President, Global Pharmaceutical Operations of the Concordia International reportable operating segment) is an NEO of the Company for the purposes of this disclosure. In addition, each of Graeme Duncan (President of the Concordia International reportable operating segment) and Ed Borkowski (former CFO) is an NEO of the Company for purposes of this disclosure.

The following table sets forth a summary of all compensation earned during the most recently completed fiscal year ended December 31, 2017, for the NEOs of the Company list directly above.

	NEO Compensation for the Fiscal Year Ended 2017($)
Name and Principal Position	Salary ($)	Share-based awards(1)	Short-Term (Annual) Incentive Plan	Long-Term Incentive Plan	Pension Value	Retention Program(6)	All other compensation	Total compensation ($)
Allan Oberman(2) Chief Executive Officer and a Director	800,000	2,500,000	960,000	—	—	1,884,223	26,514	6,170,737
David Price(3) Chief Financial Officer	271,250	48,384	336,528	—	—	371,319	14,294	1,041,775
Ed Borkowski(4) Former Chief Financial Officer	166,667	—	—	—	—	—	1,774,135	1,940,802
Graeme Duncan(5) President of Concordia's International segment	520,275	62,450	427,196	—	63,979	749,982	12,883	1,836,765
Francesco Tallarico Chief Legal Officer & Secretary	420,000	—	338,994	—	—	580,470	3,072	1,342,536
Karl Belk(5) Senior Vice President, Global Pharmaceutical Operations of Concordia’s International segment	322,075	37,848	268,388	—	—	207,091	53,078	888,480
Notes:
(1) The key terms associated with the RSUs granted in 2017 include a three year annual vesting provision and a grant price ranging between $1.47 to $1.89.
(2) All amounts paid to Mr. Oberman were paid in respect of his position as Chief Executive Officer and not in his position as a director.
(3) Mr. Price was appointed as Chief Financial Officer on May 15, 2017 and, as a result, the salary reflects amounts paid to Mr. Price by the Company from May 15, 2017 through to December 31, 2017.
(4) Mr. Borkowski was the Chief Financial Officer of the Company until April 26, 2017. With respect to his compensation, $1,774,135 of total compensation was paid to Mr. Borkowski in accordance with his severance agreement.
(5) Compensation paid to Mr. Duncan and Mr. Belk is denominated in GBP and has been converted to USD at an average rate of 1.2883.
(6) The "Retention Program" column includes amounts paid in 2017 and amounts that were accrued but not yet paid as at December 31, 2017. Retention payments payable in 2018 are payable on the earlier of, or the closest payroll date thereafter, December 31, 2018. Messrs. Oberman, Price and Tallarico may be eligible, at the Board's discretion, for an accelerated payment of the 2018 retention payment if any Proposed Recapitalization Transaction is successfully completed prior to December 31, 2018. See Item 7.B, under the heading "Related Party Transactions - Agreements with Directors and Officers" in this Annual Report for information pertaining to retention awards payable to the NEOs in 2018.

Base Salary

[88]

For the NEOs included in the table above, base salaries were determined at the date of hire and adjusted over time based on promotions and / or annual reviews applying a number of factors including industry competition (including direct comparison of similar positions in the comparator group), relevant experience and individual performance. Base salaries in 2017 are disclosed in the executive compensation table above. Given the Company’s performance in 2017, there were no increases to NEO salaries for 2018, with the exception of the Company’s CFO, who received a $40,000 salary increase in 2018 to provide the CFO with a market comparable salary to individuals serving in similar capacities at comparable companies.
The base salary provides a fixed component of compensation, which compensates executives for the level of responsibility, experience, and accountability required to be successful in their role. This form of compensation forms the basis for attracting talent, comparing compensation and remaining competitive with the market. In addition, the base salary is useful in fairly determining other elements of compensation and benefits. It is established at the beginning of the year considering the peer group and recommendations of the Company’s compensation consultants.
Share-Based Awards

The Company did not issue any share-based awards to employees or executive officers during 2017 other than in connection with inducements included in new employment contracts and amended employment contracts, as further described below.

Pursuant to Mr. Oberman’s employment contract, Mr. Oberman was entitled to an initial grant of 741,840 RSUs upon the commencement of his employment and a second grant of equity incentives with a value equal to $2.5 million. The first grant was issued on November 14, 2016. The second grant of 1,321,047 RSUs was approved by the Board on March 7, 2017. As Mr. Oberman was under a blackout period imposed by the Company at the time of the approval, these RSUs were not issued under March 17, 2017, twenty-four hours after the expiration of the then imposed blackout period. These RSUs are reflected in the summary compensation table above. The RSUs issued to Mr. Oberman vest as to one-third on the first, second and third anniversary of the date of grant. RSUs were chosen to facilitate share ownership and direct alignment with the interests of the Company's shareholders’ through a transitional phase of the Company’s business strategy. (See Item 6.E below, under the heading "Share Ownership - Description of Equity Capital Structure" for a more detailed description of the Company's Long-Term Incentive Program and other share-based awards programs).

Pursuant to Mr. Price's employment contract, Mr. Price was entitled to an initial grant of 33,000 RSUs upon the commencement of his employment. The grant was issued on May 15, 2017, and is reflected in the summary compensation table above. The RSUs issued to Mr. Price vest as to one-third on the first, second and third anniversary of the date of grant. RSUs were chosen to facilitate share ownership and direct alignment with the interests of the Company's shareholders’ through a transitional phase of the Company’s business strategy. (See Item 6.E below, under the heading "Share Ownership - Description of Equity Capital Structure" for a more detailed description of the Company's Long-Term Incentive Plan, Stock Option Plan and other share-based awards programs).

Pursuant to an amended and restated employment agreement, dated effective September 1, 2016, Mr. Belk was entitled to a grant of 20,000 RSUs, which amounts were approved by the Board on January 24, 2017. As Mr. Belk was under a blackout period imposed by the Company at the time of the approval, these RSUs were not issued until March 17, 2017, twenty-four hours after the expiration of the then imposed blackout period. These RSUs are reflected in the summary compensation table above. The RSUs issued to Mr. Belk vest as to one-third on the first, second and third anniversary of the date of grant. RSUs were chosen to facilitate share ownership and direct alignment with the interests of the Company's shareholders’ through a transitional phase of the Company’s business strategy.

Pursuant to an amended and restated employment agreement, dated November 7, 2016, Mr. Duncan was entitled to a grant of 33,000 RSUs, which amounts were approved by the Board on January 24, 2017. As Mr. Duncan was under a blackout period imposed by the Company at the time of the approval, these RSUs were not issued under March 17, 2017, twenty-four hours after the expiration of the then imposed blackout period. These RSUs are reflected in the summary compensation table above. Pursuant to the terms of Mr. Duncan's separation and general release agreement with the Company, 13,134 of these RSUs are expected to vest ten (10) business days following Mr. Duncan's effective termination date of June 30, 2018. The remaining 19,866 are expected to be canceled on June 30, 2018. RSUs were initially chosen by the Company to facilitate share ownership and direct alignment with the interests of the Company's shareholders’ through a transitional phase of the Company’s business strategy.

Short-Term (Annual) Incentive Program

Under the STIP design, participants are eligible to receive annual incentive compensation awards based on the achievement of pre-defined corporate, divisional and personal objectives, as applicable.
The target award is tiered by employee level and the percentage split between corporate, divisional and personal goals was similarly tiered by employee level for fiscal year 2017. For fiscal year 2017, the percentage split between corporate performance and individual performance for NEOs was 80% and 20% of the target award opportunity, respectively. The objectives of the STIP are to align

[89]

individual contributions with the Company’s objectives, communicate key objectives which are most highly valued, and reward senior management for achieving objectives commensurate with the business and operational results of the Company. Under the STIP, exceeding corporate objectives can escalate the amount paid to an NEO for corporate performance to a maximum of 150% (i.e. the 80% of the NEO’s STIP award dependent on corporate performance may be multiplied by 150% if the Company exceeds the relevant objectives). Conversely, if the Company does not achieve the corporate objectives, the amount paid to the NEO for corporate performance can be reduced to zero. There is no escalator mechanism under the STIP for exceeding personal objectives (i.e. the 20% of the NEO’s STIP award dependent on personal performance was not multiplied). Failure to achieve personal objectives can reduce the amount paid to the NEO for personal performance to zero. The HRCC may, in its discretion, also include bonus achievement rewards relative to unforeseen matters or specific accomplishments during the year. The Company achieved 80% of its corporate goal during 2017. In light of the CBCA Proceedings, the Company, with the approval of the HRCC and the Board, decided to apply the 80% result of the corporate goal as the achievement factor for elements of the bonus calculation that have departmental and/or personal achievement associated with them. For 2018, the Company, based on the approval of the HRCC and Board, has retained the core elements of the 2017 STIP, but has decided that individual performance will be rewarded through merit increases and promotions and would not be included in the STIP bonus calculation. Instead, during 2018, corporate and divisional performance measures will be used for purposes of the STIP. As a result, the annual bonus payment to employees in respect of the year ended December 31, 2018, is expected to be based on the Company's achievement of revenue and EBITDA targets with a 2.5x multiplier being applied for exceeding or missing targets (to a maximum of 150% as described above).
Long Term Incentives

Historically, the Company has awarded key employees and senior management with long-term incentives, which are intended to provide a link between (executive) compensation and performance of the Company. These incentives also strengthen retention and reinforce alignment with shareholder value. Historically, options granted under the Stock Option Plan and/or RSUs granted under the LTIP are granted each year to executives based on position level, individual performance, individual potential and market competitiveness. However, in light of the uncertainty facing the Company in 2017 and the CBCA Proceedings, the Company decided not to implement a formal LTI program in 2017. As a result, no share-based, long-term incentive awards were granted to NEOs during 2017, other than as disclosed above, under the heading "Share-Based Awards". (See Item 6.E below, under the heading "Share Ownership - Description of Equity Capital Structure" for a more detailed description of the Company's Long Term Incentive Plan, Stock Option Plan and other share-based awards programs).
Pension Value

Through a subsidiary, the Company provides a defined contribution pension plan for employees in the United Kingdom. The Company also maintains a pension plan for employees of a subsidiary in India. Except for Graeme Duncan and Karl Belk, none of the NEOs disclosed in this Annual Report are eligible to participate in the pension plans maintained for employees in the United Kingdom or India. The value of the contribution contributed by the Company on behalf of Graeme Duncan and Karl Belk in the pension plan during 2017 has been provided in the table above.

Retention Program

The Company, with the approval of the HRCC and the Board, implemented a retention award program in 2016 and 2017 to retain key employees and executive officers of the Company. The retention program applies to less than 10% of the Company's global workforce. The table above reflects retention amounts paid to the NEOs included in this Annual Report during 2017 in respect of awards granted during 2016. The table above also reflects pro rata accrued retention amounts earned in respect of awards granted during 2017, which are not payable until 2018.
All Other Compensation - Benefits and Perquisites
The Company offers limited benefits and perquisites, aligned with market competitive practice. Details of the benefits and perquisites provided to the NEOs include: health and dental coverage, various Company-paid insurance plans, including disability and life insurance, and paid vacation. In general, the Company will only provide a specific perquisite when it provides competitive value and promotes retention of executives. The limited perquisites the Company provides to its NEOs may include a cellular telephone and computer equipment, commuting expenses, reasonable legal, accounting and other professional fees, housing and tuition (for minor dependents) allowances under special circumstances, reimbursement of certain tax related expenses, as well as payment of certain professional dues that are related directly to the performance of the executive’s functions.
C.    BOARD PRACTICES

Item 6.A, under the heading "Directors and Senior Management" above sets out each directors' date of expiration of their current term of office, as applicable, and the period during which such person has served in that office.

[90]

Statement of Corporate Governance Practices
Board of Directors
The Board is currently comprised of seven (7) directors. A majority of the directors on the current Board are independent. In order to facilitate the exercise of independent judgment in carrying out its responsibilities, the Board will continue to hold in camera meetings of independent directors after certain meetings of the Board (in particular, meetings relating to the review and approval of quarterly and annual financial statements and compensation related matters). The Board has concluded that six (6) of the current directors (Messrs. Kupinsky, Deeth, Perier, Krinsky, Vink and Ms. Fuhrmann) are independent from management of the Company for the purposes of NI 58-101. Mr. Oberman is not considered independent because he is currently the Chief Executive Officer of the Company.
Mr. Kupinsky is the Non-Executive Chairman of the Board. The Non-Executive Chairman’s responsibilities include leadership of the Board and its efficient and independent organization and operation.
Summary of Director Qualifications and Expertise
The Board has constituted the NCGC to annually conduct a self-assessment of the Board’s performance, an assessment of Board members and its committees, with each committee assessing its members, and to recommend to the Board nominees for appointment of new directors to fill vacancies or meet additional needs of the Board. Through the Board evaluation process and ongoing monitoring of the needs of the Company, desired expertise and skill sets are identified and individuals that possess the required experience and skills are contacted by the Non-Executive Chairman or the CEO. Prospective new director nominees are interviewed by the Chair of the NCGC, the Non-Executive Chairman of the Board and the CEO and considered by the entire NCGC for recommendations to the Board as potential nominee directors.
The matrix below illustrates the mix of experience, knowledge and understanding possessed by the members of the Board in the categories that are relevant to the Company that enable the Board to better carry out its fiduciary responsibilities.

	Douglas Deeth	Rochelle Fuhrmann	Itzhak Krinsky	Jordan Kupinsky	Allan Oberman	Frank Perier	Patrick Vink
Accounting		✓	✓			✓	✓
Corporate Finance / M&A		✓	✓	✓	✓	✓	✓
Executive Leadership		✓	✓		✓	✓	✓
Economics / Business	✓		✓	✓	✓	✓	✓
Financial Literacy	✓	✓	✓	✓	✓	✓	✓
Governance	✓	✓	✓	✓	✓	✓	✓
Government / Regulatory					✓
HR & Compensation	✓		✓	✓	✓	✓	✓
Industry Experience	✓	✓	✓		✓	✓	✓
International Business		✓	✓		✓	✓	✓
Legal	✓			✓
Risk Management			✓		✓	✓	✓
Strategic Planning	✓	✓	✓	✓	✓	✓	✓
Mandate of the Board of Directors
The Board does not have a written mandate. The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company, and to act with a view towards the best interests of the Company. The Board is responsible for the oversight and review of:

•	the strategic planning process of the Company;

•	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

•	succession planning, including appointing, training and monitoring senior management;

•	a communications policy for the Company to facilitate communications with investors and other interested parties; and

•	the integrity of the Company’s internal control and management information systems.
The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the HRCC and the NCGC.

[91]

The Board and the CEO have not developed a written position description for the CEO. The CEO reports to and is subject to the general direction of the Board pursuant to the executive employment agreement between the Company and Mr. Oberman. The CEO’s duties include overseeing the day-to-day operations of the Company, strategic planning and business development.
The Board has developed formal charters for each Committee. Copies of the Committee charters can be found on the Company’s website at www.concordiarx.com, which website is not incorporated by reference herein. In addition, a copy of the Audit Committee Charter is attached hereto as Exhibit 5 and a copy of the HRCC Charter is attached hereto as Exhibit 6.
Meetings of the Board of Directors
The Board meets at least once each quarter, with additional meetings held when appropriate. Meetings of the Board may be held in person and by teleconference or other electronic means, as needed to discharge its responsibilities. Independent directors meet in camera without non-independent directors or management present on an as-needed basis (particularly with respect to meetings related to the review and approval of quarterly and annual financial statements and compensation matters). Board members are expected to attend all Board meetings and meetings of committees on which they serve.
Board Renewal and Term Limits
The Company has not adopted a formal policy on director term limits. It has been the Company’s practice to elect directors on an annual basis to hold office until a successor is appointed or until the conclusion of the next annual meeting of shareholders. Management believes that the current approach allows the Company to undergo Board renewal as necessary. In addition, the Company relies on its current director nominee selection process, in addition to the Company’s various policies (as described below), when selecting director nominees for election to the Board on an annual basis.
Independence of the Board
For the purposes of NI 58-101, an “independent director” is a director who has no direct or indirect material relationship with the Company. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment. In determining whether a particular director is an “independent director” or a “non-independent director”, the Board considers the factual circumstances of each director in the context of these guidelines.
The Board is currently comprised of seven (7) members, a majority of whom are “independent directors” for the purposes of NI 58-101. The six (6) independent directors are Jordan Kupinsky, Doug Deeth, Rochelle Fuhrmann, Itzhak Krinsky, Frank Perier, Jr. and Patrick Vink. Mr. Oberman is not independent for the purposes of NI 58-101 due to being a member of the Company’s management team.
Independent Non-Executive Chairman
The Non-Executive Chairman is independent and responsible for the management, development and effective functioning of the Board and provides leadership in every aspect of its work. The Non-Executive Chairman’s key responsibilities include setting the Board meeting agenda in consultation with the CEO and chairing all Board meetings. In the absence of the Non-Executive Chairman, one of the other independent directors will assume the responsibilities of the Non-Executive Chairman. The Non-Executive Chairman provides leadership to the directors and ensures the Board is independent from management. The Non-Executive Chairman and each committee can also engage outside consultants without consulting management. This helps ensure they receive independent advice as they feel necessary.
Committee Composition
There are currently three (3) standing committees of the Board: (a) the Audit Committee, (b) the HRCC, and (c) the NCGC. All three committees are comprised solely of independent directors.
Committee chairs are responsible for the effective organization and operation of the relevant committee he or she chairs and is required to provide leadership in discharging the mandate set out in the committee charter. The chair also acts as primary liaison between the relevant committee and the Company’s management where necessary. The chair of each committee reports directly to the Board.
The Board intends to review the composition of the Audit Committee, HRCC and the NCGC subsequent to the annual meeting of the shareholders of the Company. Any changes in membership of the committees will be disclosed by the Company at the appropriate time.
Succession Planning
The NCGC and HRCC (with the advice of the Chief Executive Officer) have primary oversight of succession planning for senior management, the performance of the CEO, and the CEO’s assessments of the other senior officers. The Board, as a whole, conducts in-depth reviews of succession options relating to senior management positions.

[92]

The independent directors participate in the assessment of the CEO’s performance every year. The Board considers and, when necessary, approves all NEO appointments.
Selection of New Board Members
The NCGC considers candidates for Board membership who are suggested by members of the committee, other Board members, members of management and Company shareholders as well as outside consultants retained specifically for the purpose of identifying Board candidates. Once the NCGC has identified prospective nominees for directorship, the Board is responsible for selecting such candidates. The NCGC seeks to identify director candidates with solid business and other appropriate experience and expertise, having regard to the nature of the Company’s business and the current composition of the Board, and commitment to devoting the time and attention necessary to fulfill their duties to the Company.
In addition to the factors to be considered pursuant to the Diversity Policy (described below), the NCGC considers the following general factors in evaluating a prospective candidate to the Board, which include (i) the extent to which the candidate will enhance the objective of having directors with diverse viewpoints, and (ii) backgrounds, experience, expertise, skills and other demographics of director candidates. The Company believes that the backgrounds and qualifications of its directors, considered as a group, should provide a mix of skills, experience, and knowledge, which will ensure that the Board is able to continue to fulfill its responsibilities. The NCGC also considers the independence of directors and proposed directors. The Company has not adopted a formal policy on term limits for its directors, as it believes the current process used by the NCGC in selecting appropriate nominees for election to the Board on an annual basis ensures that the Board undergoes regular renewal, as necessary.
Assessments and Performance Reviews
The Board, in consultation with the NCGC, on an annual basis, receives a recommendation from the NCGC for assessing the performance and effectiveness of the Board, its committees and the individual directors. In order to facilitate this, the NCGC is responsible for developing and recommending to the Board a process for assessing criteria that considers the solicitation and receipt of comments from any directors and the competencies and skills each director is expected to bring to the Board.
Each individual committee and the Board, in the assessment process overseen by the NCGC (as described above), assesses its own performance and that of the individual directors of which each is comprised, as well as each committee’s own respective charter.
Gender Diversity
The Company has adopted a policy regarding diversity on the Board, in executive office positions and in the employee pool generally (the “Diversity Policy”), which addresses the selection of directors, officers and employees. The objective of the Diversity Policy is to set out the Company’s approach to diversity on the Board, in NEO positions and in the employee pool generally.
The Company recognizes that a diverse workforce will promote an inclusive work culture, enhance innovation, increase productivity, and that a diverse workforce is important to achieving the Company’s vision of ensuring patients continue to have access to high-quality, established and niche medicines. The Company is therefore committed to promoting an environment that embraces diversity and reflects the Company’s current core values of integrity, openness, global teamwork, entrepreneurship and decision making.
The Company is committed to achieving the following through the Diversity Policy:

•	upholding a merit-based appointment process by accessing a broad pool of diverse candidates; and

•	recruitment and retention of a diverse workforce by promotion of programs that assist in the development of a broader pool of skilled and experienced employees.
The Company recognizes that gender diversity is a significant component of diversity and acknowledges the important role that women, with appropriate and relevant skills and experience, play in contributing to the Company’s stewardship and management. The NCGC has been directed to search for qualified persons to serve on the Board. Progress toward achieving diversity on the Board as well as the effectiveness of the Diversity Policy will be reviewed periodically. Although the Company does not currently have a female NEO (and the percentage of female NEOs is therefore 0%), female candidates are regularly considered for such positions, as well as for positions on the Board. The Board currently has one woman (representing approximately 14% of the Board), Ms. Fuhrmann, who is also a current member and the chair of the Audit Committee. The Company has not adopted targets (for the purposes of NI 58-101) regarding female representation on the Board and in senior management positions due to the relatively short history of the Company’s business. The Company has been and remains committed to diversity and believes that diversity enhances both the quality and effectiveness of the Company’s performance and is an important aspect to effective corporate governance.
A copy of the Disclosure Policy can be found on the Company’s website at www.concordiarx.com, which website is not incorporated by reference herein.
Majority Voting for Board Elections

[93]

The Company has adopted a written policy requiring that in an uncontested annual general or special meeting of shareholders set for the election of directors, any nominee who does not receive at least a majority (50% + 1 vote) of votes cast “for” his or her election will immediately tender a resignation to the Non-Executive Chairman following such meeting of shareholders, effective upon acceptance by the Board. The NCGC will consider the offer of resignation and, except in special circumstances, will recommend that the Board accept the resignation. The Board will make its decision and announce it in a press release within ninety (90) days following the applicable annual or special meeting of Shareholders, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation will not participate in any meeting of the Board to consider whether or not his or her resignation shall be accepted.
A copy of the Majority Voting Policy can be found on the Company’s website at www.concordiarx.com, which is not incorporated by reference herein.
Orientation and Education
The NCGC develops, recommends and oversees the Board’s orientation program for new directors. This program is designed to assist new directors to understand the role of the Board and its committees, the contribution individual directors are expected to make to the Company (including the commitment of time and energy that the Company expects) and the nature and operation of the Company’s business. In addition, new directors are oriented to the roles of the Board, individual directors and the business and affairs of the Company through discussions with the Company’s management and the incumbent directors and by periodic presentations from senior management on major business, industry and competitive issues. Management, along with Board advisors, provide information to the Board and its committees as necessary to keep the directors up-to-date with corporate governance requirements and best practices, the Company and its business and the environment in which it operates, as well as developments concerning the responsibilities of directors.
The Board currently does not provide continuing education for its directors. The directors are encouraged to attend industry and governance related education sessions independently to ensure they are abreast of emerging trends impacting the Company. By using a Board composed of experienced professionals with a wide range of financial and pharmaceutical expertise, the Company ensures that the Board operates effectively and efficiently.
Code of Conduct
The Board has adopted a written Code of Conduct that has been adopted by, or is applicable to, all directors, officers and employees of the Company, as well as consultants and contract workers who perform work on behalf of the Company. The Code of Conduct constitutes written standards that are designed to promote integrity and to deter wrongdoing. In particular, the Code of Conduct addresses the following issues:

•    equal opportunity employment
•    discrimination and harassment
•    substance abuse
•    compliance with laws, rules and regulations (including insider trading laws)
•    the acceptance of gifts
•    conflicts of interest
•    outside business activities and employment

•    protection and proper use of corporate assets and opportunities
•    confidentiality of corporate information
•    fair dealing with Shareholders
•    record retention and documentation
•    social media use
•    disclosure of breaches of the Code of Conduct
•    reporting of any illegal or unethical behaviour

Interested parties may request a copy of the Code of Conduct by writing to the CEO, at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9 or may obtain a copy from the Company’s website at www.concordiarx.com, which website is not incorporated by reference herein.
Each person to whom the Code of Conduct is applicable must provide a signed acknowledgment to the Company indicating that he or she is responsible for complying with the Code of Conduct. Furthermore, in keeping with the whistleblower policy contained within the Code of Conduct, employees are encouraged to report any instance of non-compliance with the Code of Conduct or applicable laws and regulations with their supervisor or, if appropriate, the Chief Executive Officer or Chief Financial Officer of the Company. The Board periodically reviews the Company’s policies, including the Code of Conduct and may revise and update the Code of Conduct on an annual basis. All new directors, officers and employees of the Company and any subsidiaries, as well as consultants and contract workers who perform work on behalf of the Company, are advised of the Code of Conduct and its importance.

[94]

The Company is established under and is therefore governed by the provisions of the OBCA. Pursuant to the OBCA, a director or officer of the Company must disclose in writing or by requesting that it be entered in the minutes of meetings of the Board, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. The interested director cannot vote on any resolution to approve the contract or transaction, subject to certain limited exceptions.
Committees of the Board

Audit Committee

The Board has established an audit committee comprised of three directors (the “Audit Committee”). As at December 31, 2017, and March 7, 2018, the Audit Committee was chaired by Rochelle Fuhrmann and the other committee members included Frank Perier, Jr. and Jordan Kupinsky. Each member of the Audit Committee is independent of management of the Company and is financially literate in that each has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The relevant education and experience of each member of the Audit Committee is provided above in Item 6.A, under the heading "Directors and Senior Management - Non-Executive Directors - Biographies".
During the financial year ended December 31, 2017, one other individual was a member of the Audit Committee. Mr. Patrick Vink was a member of the Audit Committee at the beginning of the financial year ended December 31, 2017 but vacated the position on June 9, 2017. Mr. Vink was replaced by Mr. Frank Perier, Jr. upon Mr. Perier, Jr.'s election to the Board by the Company's shareholders.
The Audit Committee will, from time to time, implement and oversee procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. In this regard, the Company has established a whistleblower policy, which is contained within the Company's Code of Conduct. The mandate of the Audit Committee is set out in the written Charter of the Audit Committee. A copy of the Audit Committee Charter is included as Exhibit 5 to this Annual Report.

See Item 16.C, under the heading "Principal Accountant Fees and Services" for a summary of the external auditor service fees and billings paid or payable to the Company's external auditors in respect of the last two fiscal years ended December 31.

Human Resources and Compensation Committee

The Board has established a human resources and compensation committee comprised of three directors (the “HRCC”). As at December 31, 2017, and March 7, 2018, the HRCC was chaired by Douglas Deeth and the other committee members included Frank Perier, Jr. and Patrick Vink. (Ms. Kupinsky was a member of the HRCC during 2017 until June 9, 2017, at which time he was replaced by Mr. Perier, Jr.). Each member of the HRCC is independent of management of the Company. The members of the Committee are appointed annually by the Board, and each member of the Committee serves at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. The relevant education and experience of each member of the HRCC is provided above, in Item 6.A, under the heading “Directors and Senior Management - Non-Executive Directors - Biographies” in this Annual Report.

The members of the HRCC have the following (i) direct experience relevant to their responsibilities on the HRCC in determining executive compensation and (ii) skills and experience that enable the HRCC to make decisions on the suitability of the Company's compensation policies and practices:

• Mr. Deeth has been involved in setting performance based compensation at both large and small law firms over the course of his career. While on the board of directors of Trimel Pharmaceuticals Corporation (currently Acerus Pharmaceuticals Corporation), he was involved in setting compensation levels for senior officers of that company. While on the Board, he has worked closely with outside compensation consultants to become familiar with compensation levels and trends within peer groups in the Company's industry and to determine compensation structures that best align the interests of management with those of the Company's shareholders;
• Mr. Perier, Jr. has significant experience as an executive officer within the pharmaceutical industry. Most recently he served as Chief Financial Officer of Forest Labs. In this role, Mr. Perier, Jr. had direct exposure to compensation and human resources related matters, including making recommendations with respect to compensation matters, as well as approving compensation packages; and

[95]

• Mr. Vink has more than two decades of executive experience in various roles overseeing global businesses within the pharmaceutical industry, being based in multiple countries in Europe and the United States. Most recently he served as Chief Operating Officer of Cubist Pharmaceuticals Inc. In these roles Mr. Vink had broad exposure to compensation and human resources related matters, including making recommendations on compensation matters to executive committees and boards as well as approving executive compensation packages. He has significant experience working with external compensation consultants in North America and in Europe. Mr. Vink also currently serves on the boards of a number of companies where he is actively involved in executive compensation matters as well as compensation policy and practices development.
Although the HRCC is comprised entirely of independent directors, any recommendations of the HRCC must be approved by the Board to ensure an objective process for determining the compensation of the Company's directors and executive officers.

A copy of the HRCC Charter can be found on the Company's website at www.concordiarx.com, which website is not incorporated by reference herein, and is attached hereto as Exhibit 6. To fulfil its responsibilities and duties in developing the Company's approach to compensation issues, the HRCC shall:

•	Review and approve corporate goals and objectives relevant to compensation of the CEO and evaluate the performance of the CEO in light of these corporate goals and objectives;

•
Review corporate goals and objectives relevant to compensation of the executive officers (other than the CEO), and other direct reports of the CEO, as approved by the CEO and receive a report annually from the CEO of the performance those executive officers and other direct reports against such corporate goals and objectives;

•
Ensure that the Company’s security-based compensation plans and all amendments to such plans which require the approval of the Company's shareholders are approved by the Board and by the Company's shareholders, as may be required;

•	Approve and evaluate performance measures for executive incentive plans;

•	Review and monitor the status of compliance with the Company’s share ownership guidelines, if any; and

•
Review any proposed disclosure of executive compensation. Without limiting the foregoing, annually review any report on executive compensation (including any discussion or analysis thereof) and recommend to the Board that it be included in the Company’s annual report, management information circular or other documents prepared for an annual meeting of the Company's shareholders.

To motivate achievement of the Company's priorities and in order to retain key members of management, the HRCC, on behalf of the Board, reviews the Company's executive compensation framework and makes recommendations to the Board from time to time. In response to feedback from shareholders and proxy advisors such as Institutional Shareholder Services and Glass Lewis, the Board and the HRCC are committed to improving the overall governance and disclosure of the Company's executive compensation program.
Nominating and Corporate Governance Committee
The Board has established a Nominating and Corporate Governance Committee (the "NCGC"). The NCGC is currently comprised of three members, Messrs. Kupinsky (Chair), Vink and Krinsky. The relevant education and experience of each member of the NCGC is provided above in Item 6.A, under the heading “Directors and Senior Management - Non-Executive Directors - Biographies.” All of the NCGC members are independent for purposes of NI 58-101.
The NCGC oversees the Company’s approach to corporate governance matters. A copy of the NCGC’s Charter can be found on the Company’s website at www.concordiarx.com, which website is not incorporated by reference herein.
The mandate of the NCGC includes:

•	identifying qualified individuals to serve as members of the Board, including incumbent directors;

•	recommending candidates for election or re-election, including persons to fill newly created director positions or Board vacancies;

•	recommending directors for committee membership;

•	leading the Board in its annual self-evaluation;

•	orienting and developing Board members; and

•	developing and monitoring the Company’s corporate governance guidelines.
Any recommendation made by the NCGC is presented to the Board for approval to ensure additional oversight of the process.
Position Descriptions
The Board has not developed written position descriptions for the Non-Executive Chairman or the chairs of the committees of the Board. The responsibilities of the Non-Executive Chairman include leadership of the Board and its efficient organization and operation.

[96]

Each committee chair is responsible for the effective organization and operation of the relevant committee he or she chairs and is required to provide leadership in discharging the mandate set out in the committee charter. The chair also acts as primary liaison between the relevant committee and the Company’s management where necessary. The chair of each committee reports directly to the Board.
Disclosure, Securities Trading and Confidentiality Policy
The Board has adopted a Disclosure, Securities Trading and Confidentiality Policy designed to promote consistent disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the public in accordance with all applicable legal and regulatory requirements. It is applicable to all directors, officers and employees of the Company. The Disclosure, Securities Trading and Confidentiality Policy prohibits selective disclosure of material information regarding the Company or its business. In addition, the Disclosure, Securities Trading and Confidentiality Policy addresses securities trading matters, and provides for trading blackout periods and quiet periods.
D.    EMPLOYEES

As of December 31, 2017, 2016 and 2015, the Company had 444, 515 and 476 employees, respectively. The number of employees by geographic location and segment as of the end of the period for the fiscal years ended December 31, 2017, 2016 and 2015 were as follows:

	2017	2016	2015
Employees By Segment
Concordia International	391	442	407
Concordia North America	31	44	46
Corporate	22	29	23
Total Number of Employees	444	515	476
Employees By Geographic Location:
India	224	233	219
United Kingdom	109	138	122
North America	55	73	69
Europe	25	34	29
Rest of World	31	37	37
Total Number of Employees	444	515	476

E.    SHARE OWNERSHIP

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out the value of all unexercised option-based and share-based awards for the individuals listed within Item 6.B of this Annual Report as of March 7, 2018. The percentage of Common Shares beneficially owned is based on 51,283,574 Common Shares outstanding as at March 7, 2018. To the knowledge of the Company, as at March 7, 2018, the directors and NEOs of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 104,159 Common Shares, representing approximately less than 1% of the issued and outstanding Common Shares on that date.

[97]

Non-Executive Directors

			Option Based Awards				Share Based Awards
Name	Common Shares	% of common shares outstanding (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	% of options outstanding (2)	Number of DSUs outstanding	% of DSUs outstanding (3)
Douglas Deeth	11,539	0.02%	100,000	3.00	August 8, 2023	7%	5,208	17%
Rochelle Fuhrmann	6,217	0.01%	—	—	—	—	5,208	17%
Itzhak Krinsky	—	—	—	—	—	—	3,472	12%
Jordan Kupinsky(1)	62,438	0.12%	—	—	—	—	7,465	25%
Francis (Frank) Perier, Jr.	—	—	—	—	—	—	3,472	12%
Patrick Vink	—	—	—	—	—	—	5,208	17%
Notes:
(1) These percentages are based on an aggregate total of Common Shares, being the 51,283,574 Common Shares issued and outstanding as at March 7, 2018.
(2) These percentages are based on an aggregate total of Stock Options, being the 1,427,500 issued and outstanding as at March 7, 2018 and
(3) These percentages are based on an aggregate total of DSUs, being the 30,033 DSUs issued and outstanding as at March 7, 2018.
Named Executive Officers

	Common Shares		Option-Based Awards				Share-Based Awards
Name	Common Shares	% of common shares outstanding (1)	Number of securities underlying unexercised options (#)	Option exercise price C($)	Option expiration date	% of options outstanding (2)	Number of common shares or units of Common Shares that have not yet vested (#)	% of RSUs outstanding (3)
Allan Oberman	—	—%	—	—	—	—	2,062,887	87%
David Price	—	—%	—	—	—	—	33,000	1%
Ed Borkowski(4)	9,717	0.02%	—	—	—	—	—	—
Graeme Duncan(5)	—	—%	122,500	48.84	December 11, 2022	9%	33,000	1%
Francesco Tallarico	2,071	—%	—	—	—	—	72,223	3%
Karl Belk	12,177	0.02%	122,500	48.84	December 11, 2022	9%	20,000	1%
Notes:
(1) These percentages are based on an aggregate total of Common Shares, being the 51,283,574 Common Shares issued and outstanding as at March 7, 2018.
(2) These percentages are based on an aggregate total of Stock Options, being the 1,427,500 issued and outstanding as at March 7, 2018.
(3) These percentages are based on an aggregate total of RSUs, being the 2,371,904 RSUs issued and outstanding as at March 7, 2018.
(4) The number of Common Shares held by Mr. Borkowski is provided as at April 26, 2017, the date of his departure from the Company. 63,599 RSUs held by Mr. Borkowski were canceled effective as of his termination date and 31,798 RSUs held by Mr. Borkowski as of his termination date vested in accordance with the terms of the LTIP.
(5) Pursuant to the terms of Mr. Duncan's separation and general release agreement with the Company, 13,134 RSUs held by Mr. Duncan are expected to vest ten (10) business days following Mr. Duncan's effective termination date of June 30, 2018. The remaining 19,866 are expected to be canceled on June 30, 2018.

Description of Equity Capital Structure
Common Shares
The authorized capital of the Company consists of an unlimited number of Common Shares. As at December 31, 2017, 51,282,901 Common Shares were issued and outstanding. As at March 7, 2018, 51,283,574 Common Shares were issued and outstanding.
There are no special rights or restrictions attached to the Common Shares. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends out of monies of the Company properly applicable to the payment of dividends, if and when declared by the Board, and to participate rateably in the remaining assets of the Company in any distribution on a dissolution or winding-up. There are no provisions restricting the issuance of Common Shares or any other material restrictions.
All shareholders are entitled to receive a notice of all meetings of shareholders to be convened by the Company. At any meeting of shareholders, on a show of hands, every shareholder who is present in person or by proxy and entitled to vote has one vote, and on a poll, every shareholder who is entitled to vote has one vote for each Common Share held and may exercise such vote either in person or by proxy.
Stock Option Plan

[98]

The Company’s stock option plan (the “Stock Option Plan”) was approved by the shareholders of the Company at the special meeting of shareholders held on December 16, 2013. As part of an ongoing review of the Company’s compensation strategies, on May 22, 2014, the Board approved certain amendments to the Stock Option Plan, which amendments were approved by shareholders of the Company at the annual general and special meeting of shareholders held on June 27, 2014. On November 13, 2014, the Board approved further amendments to the Stock Option Plan to clarify the sections of the Stock Option Plan relating to the cashless exercise of options. Such amendment was of a housekeeping nature and did not require shareholder approval. As the three-year term prescribed by the TSX was set to expire on June 27, 2017, a resolution approving an amended Stock Option Plan was placed before shareholders of the Company at the annual general and special meeting of shareholders held on June 9, 2017, wherein the amended Stock Option Plan received shareholder approval.
The following is a summary of the principal provisions of the Stock Option Plan and is qualified in its entirety by the full text of the amended Stock Option Plan which is attached to the Company’s management information circular dated May 8, 2017, available on SEDAR, online at www.sedar.com, and EDGAR, online at www.sec.gov/edgar.
The Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees, consultants and any other person or entity engaged to provide ongoing services to the Company non-transferable options to purchase Common Shares, provided that the number of Common Shares reserved for issuance under the Stock Option Plan shall not exceed 10% of the issued and outstanding Common Shares of the Company from time to time on a non-diluted basis, inclusive of any Common Shares reserved for issuance pursuant to any other security based compensation arrangement of the Company (including the Long Term Incentive Plan). Under the Stock Option Plan the Board has the right, from time to time, to increase such percentage, subject to the approval of the shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Company. The Board has the power, where consistent with the general purpose and intent of the Stock Option Plan, to determine the terms upon which options will vest (including vesting schedules, if any) and be exercisable. The exercise price of options shall not be less than the lesser of: (i) the closing trading price of the Common Shares on the TSX or, if not listed on the TSX, then such other principal market on which the Common Shares trade as designated by the Board, on the date an option is granted; and (ii) the Market Price of the Common Shares on the date the option is granted. For the purposes of the Stock Option Plan, “Market Price” means the volume-weighted average price of the Common Shares on the stock exchange where the majority of trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date on which the Market Price is to be determined. In the event that the Common Shares are not listed for trading on a stock exchange, the Market Price shall be the fair market value of the Common Shares as determined by the Board.
Under the Stock Option Plan the number of Common Shares reserved for issuance to any one person shall not exceed 5% of the issued and outstanding Common Shares. The aggregate number of Common Shares issued to insiders of the Company within any 12-month period, or issuable to insiders of the Company at any time, under the Stock Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Common Shares of the Company at such time. As at December 31, 2017, there were 1,555,000 outstanding options to purchase 1,555,000 Common Shares under the Stock Option Plan. As at March 7, 2018 there were 1,427,500 outstanding options to purchase 1,427,500 Common Shares under the Stock Option Plan.
The Stock Option Plan also provides that:

(i)
Common Shares that were the subject of options granted under the Stock Option Plan that have been exercised, surrendered, lapsed, canceled or terminated shall thereupon no longer be in reserve and may once again be subject to an option granted under the Stock Option Plan;

(ii)	a holder of an option may elect a cashless exercise of any options;

(iii)
the expiry date for an option shall not in any circumstance be later than the lesser of the 10th anniversary of the date an option is granted and the maximum period of time allowed by the Stock Exchange (as defined in the Stock Option Plan); and

(iv)
subject to certain exceptions outlined in the Stock Option Plan, all options held by an officer or employee of the Company shall expire and terminate, and such employee optionee shall cease to be an eligible person, immediately upon the termination date of such employee optionee.

The Board may amend the Stock Option Plan from time to time without shareholder approval except for amendments relating to:

(i)	the maximum number of Common Shares reserved for issuance under the Stock Option Plan;

(ii)	a reduction in the exercise price for options held by insiders of the Company;

(iii)	an extension to the term of any option held by insiders of the Company;

(iv)	an increase in any limit on grants of options to insiders of the Company;

(v)	any amendment to the provisions of the Stock Option Plan that would permit options to be transferred or assigned other than as set forth in the Stock Option Plan; and

(vi)	any amendments to the provisions restricting the size of grants to "Independent Directors" (as defined in the Stock Option Plan).

[99]

The Board is permitted to amend the Stock Option Plan without the approval of the Company's shareholders if it determines that any amendment is (i) necessary or desirable to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or stock exchange; or (ii) of a “housekeeping” nature, which includes amendments to eliminate any ambiguity or correct or supplement any provision contained in the Stock Option Plan which may be incorrect or incompatible with any other provision of the Stock Option Plan.
Long Term Incentive Plan
On May 22, 2014, the Board approved the Company’s long term incentive plan (the “Long Term Incentive Plan” or “LTIP”). The LTIP was approved by shareholders of the Company at the annual general and special meeting of shareholders held on June 27, 2014. As the three-year term prescribed by the TSX was set to expire on June 27, 2017, a resolution approving the LTIP was placed before and approved by shareholders of the Company at the annual general and special meeting of shareholders held on June 9, 2017.
The following is a summary of the principal provisions of the LTIP and is qualified in its entirety by the full text of the LTIP which is attached to the Company’s management information circular dated May 8, 2017, available on SEDAR, online at www.sedar.com, and EDGAR, online at www.sec.gov/edgar.
The purpose of the LTIP is to advance the interests of the Company: (i) through the motivation, attraction and retention of key employees and directors of the Company; (ii) by aligning the interests of eligible participants with the interests of shareholders of the Company generally; and (iii) by furnishing eligible participants with an additional incentive in their efforts on behalf of the Company.
Under the terms of the LTIP, the Board or, if authorized by the Board, the Human Resources and Compensation Committee may grant units (“Units”), which may be either restricted share units (“Restricted Share Units” or “RSUs”) or deferred share units (“Deferred Share Units” or “DSUs”) to officers, directors, employees or consultants of the Company. Each Unit represents the right to receive one Common Share in accordance with the terms of the LTIP. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Units will be evidenced by an agreement between the Company and the participant. The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.
The maximum number of Common Shares which may be reserved and set aside for issue under the LTIP in respect of awards of DSUs to DSU Participants, and for payments in respect of awards of RSUs to RSU Participants, shall not exceed 10% of the Common Shares issued and outstanding from time to time on a non-diluted basis (for purposes of clarity, the maximum number of Common Shares reserved and set aside for issue under the LTIP shall be inclusive of any Common Shares reserved for issuance pursuant to any other security based compensation arrangement of the Company, including the Stock Option Plan), provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Company. Common Shares that were the subject of awards that have expired, been surrendered, lapsed, canceled or terminated shall thereupon no longer be in reserve and may once again be subject to an award granted under the LTIP, effectively resulting in a re-loading of the number of RSUs and DSUs available for awards under the LTIP.
The LTIP, together with all other previously established or proposed security based compensation arrangements of the Company, including the Stock Option Plan, as amended, may not result in:

(i)	the number of Common Shares reserved for issuance to insiders at any time exceeding 10% of the outstanding issue;

(ii)	the issuance to insiders of the Company of a number of Common Shares exceeding, within a one-year period, 10% of the outstanding issue; or

(iii)	the issuance to any one insider of the Company, within a one-year period, of a number of Common Shares exceeding 5% of the outstanding issue.
Restricted Share Units
An officer, director, employee or consultant of the Company who has been designated by the Company for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive RSUs under the LTIP (an “RSU Participant”).
Unless otherwise approved by the Board, an RSU will vest as to 33⅓% on each of the first, second and third anniversary dates of the grant date, provided that all RSUs granted under a particular award shall vest on or before December 31st of the calendar year which is three years following the calendar year in which the service was performed in respect of which the particular award was made (the “Final Vesting Date”). From time to time, the Company grants RSUs which vest based upon the achievement of various performance metrics. In the event that a vesting date occurs within a blackout period or within five business days thereafter, the vesting date shall be ten business days after the blackout period ends (the “Extension Period”). If an additional blackout period is

[100]

subsequently imposed during the Extension Period, then the Extension Period will commence following the end of such additional blackout period. Despite the foregoing, a vesting date will not be extended beyond the Final Vesting Date.
On each vesting date, the Company will decide, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant in cash, Common Shares issued from treasury or a combination thereof based on the Fair Market Value of the Common Shares as at such date.
If an RSU Participant ceases to be an eligible participant under the LTIP due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant’s account are terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the LTIP due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant’s account will continue to vest in accordance with their terms or, at the discretion of the Board, be terminated and forfeited as of the termination date. As at December 31, 2017, there were 2,374,397 issued and unvested RSUs. As at March 7, 2018, there were 2,371,904 issued and unvested RSUs.
Deferred Share Units
A director of the Company who has been designated by the Company for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive DSUs under the LTIP (a “DSU Participant”).
All DSUs awarded to a DSU Participant will vest on the date on which the DSU Participant ceases to be a director of the Company (the “DSU Termination Date”).
On the DSU Termination Date, payment in respect of a DSU Participant’s DSUs becomes payable and the Company will decide, in its sole discretion, whether to make the payment in cash, Common Shares issued from treasury or a combination thereof based on the Fair Market Value of the Common Shares as at the DSU Termination Date.
As at December 31, 2017 and March 7, 2018, there were 30,033 issued and unvested DSUs.
Amendments
The Company retains the right without the approval of shareholders of the Company:

(i)	to amend the LTIP or any RSUs or DSUs to:

(a)	make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority or to comply or conform with applicable laws;

(b)	change vesting provisions of the LTIP or any Restricted Share Units or Deferred Share Units;

(c)	make any other amendments of a non-material nature;

(d)
make amendments to the definition of “DSU Participant” and/or “RSU Participant” or the eligibility requirements of participating in the LTIP, where such amendment would not have the potential of broadening or increasing insider participation;

(e)	make amendments to the manner in which eligible participants may elect to participate in the LTIP;

(f)	make any amendments to the provisions concerning the effect of the termination of a participant’s employment or services on such participant’s status under the LTIP; or

(g)	make any amendment which is intended to facilitate the administration of the LTIP; or

(ii)	to suspend, terminate or discontinue the terms and conditions of the LTIP and the Restricted Share Units and Deferred Share Units granted under the LTIP by resolution of the Board, provided that:

(a)
no such amendment to the LTIP shall cause the LTIP in respect of Restricted Share Units to cease to be a plan described in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the ITA or any successor to such provision;

(b)	no such amendment to the LTIP shall cause the LTIP in respect of Deferred Share Units to cease to be a plan described in regulation 6801(d) of the ITA or any successor to such provision; and

(c)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX, as may be required.
Any amendment to the LTIP which changes the vesting provisions of the LTIP or any RSUs or DSUs, or any suspension, termination or discontinuance of the terms and conditions of the LTIP and the Restricted Share Units and Deferred Share Units granted under the LTIP, shall take effect only with respect to awards granted after the effective date of such amendment, provided that it may apply to any outstanding award with the mutual consent of the Company and the participants to whom such awards have been granted.
Any amendment to the LTIP other than as described above shall require the approval of shareholders of the Company given by the affirmative vote of a simple majority of the Common Shares (or, where required, “disinterested” shareholder approval) represented at a meeting of shareholders at which a motion to approve the LTIP or an amendment to the LTIP is presented. Specific amendments requiring shareholder approval include:

[101]

(i)	to increase the number of Common Shares reserved under the LTIP;

(ii)
to change the definition of RSU Participants or DSU Participants or the eligibility requirements of participating in the LTIP, where such amendment would have the potential of broadening or increasing insider participation;

(iii)	the extension of any right of a participant under the LTIP beyond the date on which such right would originally have expired;

(iv)	to permit RSUs or DSUs to be transferred other than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

(v)	to permit awards other than RSUs and DSUs under the LTIP; and

(vi)	to amend the amendment provisions of the LTIP so as to increase the ability of the Board to amend the LTIP without shareholder approval.

[102]

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

To the knowledge of the Company, Cinven, together with its controlled affiliate CCM General Partner, hold 7,233,338 Common Shares representing approximately 14.11% of the issued and outstanding Common Shares as at the date hereof. This information is based upon the publicly available dated provided by the System for Electronic Disclosure by Insiders (www.sedi.ca). To the Company's knowledge, there are no other parties that hold 5% or more of the issued and outstanding Common Shares as at the date hereof.
Governance Agreement - In connection with the AMCo Acquisition, Cinven received, as part of the purchase price for AMCo, 7,233,338 Common Shares representing approximately 14.23% of the outstanding Common Shares at the closing of the AMCo Acquisition (14.11% as at March 7, 2018). As a result, Cinven agreed to enter into a governance agreement with the Company on October 21, 2015 (the “Governance Agreement”). The Governance Agreement will terminate on the earlier of (i) the date upon which Cinven and its controlled affiliates no longer beneficially own at least 1% of the then outstanding Common Shares, and (ii) the date upon which any person completes any business combination or reorganization transaction where the shareholders of the Company immediately prior to the completion of such transaction hold less than 50% of the equity securities in the capital of the entity resulting upon the completion of such transaction. Pursuant to the terms and provisions of the Governance Agreement, Cinven has agreed to certain lock-up, standstill and transfer restrictions. Cinven is also able to appoint one nominee to stand for election to the Board.
Registration Rights Agreement - In connection with the AMCo Acquisition, Cinven (together with certain other persons) entered into a registration rights agreement with the Company on October 21, 2015 (the “Registration Rights Agreement”). Pursuant to the terms and provisions of the Registration Rights Agreement, the Company agreed to provide Cinven (and certain other persons) with a number of rights in respect of the Common Shares acquired by Cinven in connection with the AMCo Acquisition, including certain piggy-back rights, shelf registration rights and demand registration rights.

B.    RELATED PARTY TRANSACTIONS
The Company paid legal fees, including professional services for advice relating to intellectual property matters, to Deeth Williams Wall LLP, 150 York St., Suite 400, Toronto, Ontario, M5H 3S5, in the amount of $nil during the year ended December 31, 2017 (2016 - $30; 2015 - $53). As at February 9, 2016, the firm affiliated with the director ceased providing legal services to the Company, apart from clerical and administrative work related to the transfer of files. Mr. Deeth has not personally received more than C$8 in direct compensation from the Company, or its subsidiaries, during any twelve-month period within the last three years and, as a result, Mr. Deeth is considered to be independent for purposes of NI 58-101.
Certain current employees of the Concordia International reportable operating segment had an equity interest in the Concordia International reportable operating segment at the time of its sale to the Company. As a result, pursuant to the AMCo SPA entered into by the Company in connection with the AMCo Acquisition, these employees received a portion of the consideration paid by the Company to the AMCO Vendors (including earn-out consideration paid in December 2016 and February 2017, respectively).
Compensation for directors and key management, consisting of salaries, bonuses, other benefits, severance and director fees for the year ended December 31, 2017 amounted to $10,721 (2016 - $7,928; 2015 - $7,549). Share based compensation expense recorded for key management and directors, for the year ended December 31, 2017 amounted to $4,804 (2016 - $11,465; 2015 - $8,842).
On October 13, 2017, two subsidiaries of the Company, Concordia Pharmaceuticals (US), Inc. and Pinnacle Biologics, Inc. entered into an agreement with the Company’s Chief Executive Officer to guaranty payments due under the officer’s employment agreement.
Agreements with Directors and Officers
Indemnity Agreements
The Company annually renews and purchases insurance coverage for directors’ and officers’ liability. The current policy term was extended in December 2017 for six months and therefore has an eighteen month policy period (December 19, 2016 to June 19, 2018) and total premium of approximately $3,036,815. This insurance covers directors’ and officers’ liability for an aggregate limit as set forth in the policy. The policy provides for deductibles ranging from $500,000 to $1,000,000 depending upon the nature of the claim. There is no deductible for any claim made by a director or officer when indemnification has not been granted. This premium is paid entirely by the Company. The Company also has in place director and officer indemnity agreements with certain of its directors and executive officers. The Company indemnifies directors and officers of the Company

[103]

(“Indemnified Persons”) for the full amount of any cost reasonably incurred by an Indemnified Person in connection with any proceeding that may be made or asserted against or affect an Indemnified Person or in which an Indemnified Person is required by law to participate or in which an Indemnified Person participates at the request of the Company or in which an Indemnified Person chooses to participate (based on the Indemnified Person’s reasonable belief that he or she may be subsequently named in that proceeding or any proceeding related to it) if it relates to, arises from or is based on an Indemnified Person’s service in an indemnified capacity.

Employment Agreements

The Company has entered into employment agreements with each of the Named Executive Officers under which each NEO has agreed to continue to serve the Company in his current office and perform the duties of such office in accordance with the terms set out in their employment agreements. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Company including non-competition and non-solicitation covenants (which survive termination of an NEO’s termination for periods of 6 to 18 months per the terms of each NEO’s employment agreement), as well as non-disparagement and non-disclosure covenants (which survive the termination of an NEO’s employment) and minimum notice periods in the event of the executive’s resignation. Pursuant to the terms of their employment agreements, the NEOs have agreed that damages alone would be an insufficient remedy for breach of these covenants and that the Company, in addition to all other remedies, shall be entitled as a matter of right to equitable relief, including temporary or permanent injunction, to restrain any such breach. In the event of termination of an NEO’s employment, other than for cause (as defined in the applicable employment agreements), the Company will provide such executive with working notice or severance pay or a combination of notice and severance. The following section outlines the significant terms of each of the NEOs’ employment agreements.

Mr. Oberman is party to an employment agreement with the Company dated November 1, 2016, as amended December 5, 2016, which continues for an indefinite term. Mr. Tallarico is party to an amended and restated employment agreement with the Company dated November 7, 2016, which continues for an indefinite term. Mr. Price is party to an employment agreement with the Company dated April 26, 2017, which continues for an indefinite term. Mr. Belk is party to an employment agreement with a subsidiary of the Company, Concordia International Rx (UK) Limited, dated May 14, 2013, as amended September 1, 2016, which continues for an indefinite term.

Mr. Duncan is party to an amended and restated employment agreement with a subsidiary of the Company, Concordia International Rx (UK) Limited, dated November 7, 2016, which would have continued for an indefinite term but for the separation and general release agreement entered into between Mr. Duncan and the Company, effective March 8, 2018. Pursuant to the terms of the separation and general release agreement, effective March 8, 2018, Mr. Duncan stepped down as President of the Concordia International reportable operating segment, but will continue to be employed by the Company until June 30, 2018. Mr. Duncan is entitled to receive a separation payment equal to approximately $2.5 million, subject to the terms and conditions of the separation and general release agreement. In addition, 13,134 RSUs held by Mr. Duncan are expected to vest ten (10) business days following Mr. Duncan's effective termination date of June 30, 2018. Mr. Duncan's remaining RSUs are expected to be canceled effective June 30, 2018.

Mr. Borkowski was party to an employment agreement dated February 15, 2016 with a subsidiary of the Company, Pinnacle Biologics, Inc. Effective April 26, 2017, Mr. Borkowski’s employment with the Company ceased. The severance amounts paid to Mr. Borkowksi pursuant to a separation and general release agreement dated June 27, 2017. Mr. Borkowski received a separation payment equal to approximately $1.8 million. In addition, 31,798 RSUs held by Mr. Borkowski's vested on July 1, 2017. Mr. Borkowski's remaining RSUs were canceled effective April 26, 2017.

[104]

Termination upon Notice
Each of Messrs. Oberman, Price and Tallarico may terminate his employment agreement upon providing the Company with three (3) months’ written notice. Mr. Belk may terminate his employment agreement upon providing the Company with six (6) months' written notice. The Company retains the right (at its option) to accelerate the termination date set out in the written notice by notifying the executive that the Company will pay him an aggregate amount equal to:

	OBERMAN	BELK	TALLARICO	PRICE
Base salary through to last day of notice period	✓	✓	✓	✓
Pro rata target bonus accrued until the last day of the notice period	✓	n/a	✓	n/a
Business expenses which have not been reimbursed	✓	n/a	✓	✓
Value of unused vacation	✓	n/a	✓	✓
Participation in benefit plan during notice period	✓	n/a	✓	✓
Unvested options and RSUs	n/a	n/a	n/a	n/a
Termination Without Cause or for Good Reason
In the case that (a) the NEO terminates his employment agreement for good reason (as defined in each NEO’s respective employment agreement), or (b) the Company terminates the NEO’s employment agreement without cause (as defined in each NEO’s respective employment agreement), the NEO shall be entitled to receive:

	OBERMAN	BELK	TALLARICO	PRICE
Base salary payment	24 months	6 months	15 months	15 months
Annual target bonus payment	24 months	n/a	15 months	15 months
Pro rata target bonus accrued up to the date of termination	✓	n/a	✓	n/a
Any bonus awarded but unpaid	✓	n/a	n/a	✓
Business expenses which have not been reimbursed	✓	n/a	✓	✓
Value of any unused vacation time	✓	n/a	✓	✓
Continued benefits	24 months	n/a	12 months	12 months
Unvested options and RSUs	Immediately vest on pro rata basis	RSUs and Stock Options treated in accordance with the terms of the Stock Option Plan and LTIP	Awards granted prior to November 7, 2017 will immediately vest. Awards granted thereafter will immediately vest on pro rata basis.	Immediately vest on pro rata basis
Retention payment due December 31, 2018 (if not already paid)	✓	✓	✓	✓
Mr. Oberman is entitled to a one-time retention payment equal to $3.24 million payable on the earlier of, or the closest payroll date thereafter, December 31, 2018, and, in the event that a Proposed Recapitalization Transaction has been completed, such earlier date as the Board may determine in its sole discretion.
Mr. Tallarico is entitled to a one-time retention payment equal to approximately $0.59 million payable on the earlier of, or the closest payroll date thereafter, December 31, 2018, and, in the event that a Proposed Recapitalization Transaction has been completed, such earlier date as the Board may determine in its sole discretion.
Mr. Price is entitled to a one-time retention payment equal to approximately $0.76 million payable on the earlier of, or the closest payroll date thereafter, December 31, 2018, and, in the event that a Proposed Recapitalization Transaction has been completed, such earlier date as the Board may determine in its sole discretion.
Mr. Belk is entitled to an aggregate retention payment equal to approximately $0.34 million payable on the earlier of, or the closest payroll date thereafter, December 31, 2018.

[105]

Termination for Cause
In the case that an NEO employment agreement is terminated for cause (as defined in each NEOs employment agreement), the NEO’s employment with the Company shall end immediately and the NEO shall be entitled to:

	OBERMAN	BELK	TALLARICO	PRICE
Base salary up to the date of termination	✓	✓	✓	✓
Any bonus awarded but unpaid	✓	n/a	n/a	n/a
Pro rata target bonus accrued up to the date of termination	✓	n/a	✓	n/a
Business expenses which have not been reimbursed	✓	n/a	✓	✓
Value of unused vacation	✓	n/a	✓	✓
Any benefits to which he is entitled to and which are unpaid as of the date of termination	✓	n/a	✓	✓
Unvested options and RSUs	n/a	n/a	n/a	n/a
Termination Due to Death
In the case that an NEO employment agreement is terminated due to death, the NEO’s employment with the Company shall end immediately and the NEO shall be entitled to:

	OBERMAN	BELK	TALLARICO	PRICE
Base salary up to the date of termination	✓	✓	✓	✓
Any bonus awarded but unpaid	✓	n/a	n/a	n/a
Pro rata target bonus accrued up to the date of termination	✓	n/a	✓	✓
Business expenses which have not been reimbursed	✓	n/a	✓	✓
Value of unused vacation	✓	n/a	✓	✓
Any benefits to which he is entitled to and which are unpaid as of the date of termination	✓	n/a	✓	✓
Unvested options and RSUs	Immediately vest on pro rata basis	RSUs and Stock Options treated in accordance with the terms of the Stock Option Plan and LTIP	Awards granted prior to November 7, 2017 will immediately vest. Awards granted thereafter will immediately vest on pro rata basis.	Immediately vest on pro rata basis
Termination Due to Disability
In the case that an NEO employment agreement is terminated due to the disability of the NEO (per the terms of each NEO’s employment agreement), the NEO’s employment with the Company shall be terminated and the NEO shall be entitled to:

	OBERMAN(1)	BELK	TALLARICO	PRICE
Base salary up to the date of termination	✓	6 months	✓	✓
Any bonus awarded but unpaid	✓	n/a	n/a	n/a
Pro rata target bonus accrued up to the date of termination	✓	n/a	✓	✓
Business expenses which have not been reimbursed	✓	n/a	✓	✓
Value of unused vacation	✓	n/a	✓	✓
Any benefits to which he is entitled to and which are unpaid as of the date of termination	✓	n/a	✓	✓
Unvested options and RSUs	Immediately vest on pro rata basis	RSUs and Stock Options treated in accordance with the terms of the Stock Option Plan and LTIP	Awards granted prior to November 7, 2017 will immediately vest. Awards granted thereafter will immediately vest on pro rata basis.	Immediately vest on pro rata basis
Notes:
(1) Mr. Oberman’s entitlements in the table above assume he has qualified for the long term disability benefits provided by the Company. If this is not the case, Mr. Oberman’s entitlements upon a termination for disability would be the same as they are for termination without cause.

[106]

Change of Control
If the employment of Messrs. Oberman, Tallarico and Price are terminated, other than for cause, at any time within a period of twelve (12) months following a change of control (as defined in each NEOs respective employment agreement) or employment is terminated, other than for cause or due to death, during the six (6) month period prior to a change of control if such termination was at the request of a third party or otherwise arose in anticipation of the change of control, then the entitlements of Messrs. Oberman, Tallarico and Price are as set out in the table below. Mr. Belk does not have a change of control clause in his contract, but would be entitled to the same entitlements if he were terminated in connection with a change of control as he would be entitled to if he were terminated on a without cause basis. The table below assumes that the NEOs are terminated as a result of a change of control.

	OBERMAN	BELK	TALLARICO	PRICE
Base salary payment	24 months	6 months	15 months	15 months
Annual target bonus payment	24 months	n/a	15 months	15 months
Pro rata target bonus accrued up to the date of termination	✓	n/a	✓	n/a
Any bonus awarded but unpaid	✓	n/a	n/a	✓
Business expenses which have not been reimbursed	✓	n/a	✓	✓
Value of any unused vacation time	✓	n/a	✓	✓
Continued benefits	24 months	n/a	12 months	12 months
Unvested options and RSUs	Immediately vest	RSUs and Stock Options treated in accordance with the terms of the Stock Option Plan and LTIP	Immediately vest	Immediately vest
Retention payments due December 31, 2018 (if not already paid)	✓	✓	✓	✓

SOP – Liquidity Event

Except as provided for in certain NEO employment agreements, in the case of a Liquidity Event (as defined in the Stock Option Plan ) and at the discretion of the Board, the Company shall (i) immediately prior to the completion of the Liquidity Event, exchange all or a portion of the options to purchase Common Shares for options (of substantially similar terms and value) to purchase shares in the capital of the acquirer or any corporation which results from an amalgamation, merger or similar transaction involving the Company in connection with the Liquidity Event; or (ii) cause to be paid or delivered an amount of cash or non-cash consideration per Common Share, as applicable, in respect of each of the Common Shares underlying any vested options immediately prior to the completion of the Liquidity Event, equal in value to the positive difference between the price per Common Share equal to the greater of the Market Price (as defined in the SOP) and the price paid by any third party purchaser and the applicable exercise price.
LTIP – Change of Control
Except as provided for in certain executive employment agreements, in the case of a Change of Control (as defined in the LTIP), at the sole discretion of the Board, the Company: (i) shall determine the adjustment price, if any, to the number and type of Common Shares (or other securities or other property) that thereafter shall be made subject of and issuable as payment under outstanding RSUs or DSUs; (ii) shall determine the number and type of Common Shares (or other securities or other property) subject to and issuable as payment under outstanding RSUs or DSUs; (iii) shall determine the acquisition price with respect to the settlement or payment of any outstanding RSUs or DSUs; provided, however that the number of Common Shares covered by any RSUs or DSUs or to which such RSUs or DSUs relate shall always be a whole number; and (iv) may convert or exchange for or into any other security or any other property or cash, any outstanding RSUs or DSUs that are still capable of being exercised, upon giving to any such RSU or DSU participant to whom such RSUs or DSUs have been granted at least thirty (30) days’ written notice of its intention to convert or exchange such RSUs or DSUs and, during such notice period, the RSUs and DSUs may be exercised by any such holder of RSUs or DSUs without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the RSUs or DSUs shall lapse and be canceled.
In addition to the foregoing, the Board or any company which is or would be the successor to the Company or which may issue securities in exchange for Common Shares upon the occurrence of a Change of Control may offer any RSU or DSU holder the opportunity to obtain new or replacement awards for securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares issuable under the outstanding RSUs and DSUs.

[107]

The Board may also, in its sole discretion, cancel any or all outstanding RSUs or DSUs and pay to the holders of any such RSUs or DSUs, in cash, the value of such RSUs and DSUs based upon the price per Common Shares received or to be received by other Shareholders in the event of a Change of Control.
Estimated Incremental Payment on Change of Control and/or Termination
The following table provides details regarding the estimated incremental payments by the Company to the NEOs indicated below under the above-described agreements in the event of: (i) termination upon notice; (ii) termination without cause or for good reason; (iii) termination with cause; (iv) termination upon death; (v) termination upon disability; (vi) termination upon change of control (as defined in the applicable employment agreements of the NEOs); (vii) Liquidity Event under the SOP; and (vii) Change of Control under the LTIP, assuming, in each case, that the event took place on December 31, 2017.

Event
	Termination Upon Notice	Termination without Cause or for Good Reason	Termination with Cause	Termination Upon Death	Termination Upon Disability	Change of Control(1)	Change of Control (for purposes of LTIP and the Stock Option Plan)(2)(3)
Allan Oberman
Severance	1,460,000	8,200,000	960,000	960,000	960,000	8,200,000	—
Deferred Compensation	—	741,777	—	741,777	741,777	1,348,400	1,348,400
Other Benefits	3,000	24,000	—	—	—	24,000	—
Total	1,463,000	8,965,777	960,000	1,701,777	1,701,777	9,572,400	1,348,400
David Price
Severance	105,000	1,806,000	—	336,000	336,000	1,806,000	—
Deferred Compensation	—	8,305	—	8,305	8,305	21,570	21,570
Other Benefits	3,000	12,000	—	—	—	12,000	—
Total	108,000	1,826,305	0	344,305	344,305	1,839,570	21,570
Francesco Tallarico
Severance	546,000	1,974,000	336,000	336,000	336,000	1,974,000	—
Deferred Compensation	—	49,688	—	49,688	49,688	49,688	10,653
Other Benefits	3,000	12,000	—	—	—	12,000	—
Total	549,000	2,035,688	336,000	385,688	385,688	2,035,688	10,653
Karl Belk(4)
Severance	161,038	498,538	—	—	161,038	337,500	—
Deferred Compensation	—	6,456	—	6,456	6,456	—	—
Other Benefits	—	—	—	—	—	—	—
Total	161,038	504,994	0	6,456	167,494	337,500	0
Notes:

(1)
This "Change of Control" column includes retention amounts payable to each NEO in connection with termination upon a change of control. Each of Messrs. Oberman, Price and Tallarico have a change of control provision included in their employment agreements (as described above). This table provides amounts based on the assumption that the employee is terminated as a result of a change of control. Mr. Belk does not have a change of control provision in his contract. However, this table assumes the greatest amount payable to Mr. Belk (six (6) months payment in lieu of salary and accelerated payment of his retention awards) in the event his contract of employment was terminated in connection with a change of control.

(2)
The LTIP payment is calculated in accordance with clause 5.2.2 of the LTIP, which provides the Board with the discretion to cancel any or all outstanding awards of RSUs and pay to the holders of such awards, in cash, the value of such awards based upon the price per Common Share received or to be received by other Shareholders in the event of a Change of Control. The LTIP payment assumes a cash payment based on the closing price of the Common Shares on the TSX on December 30, 2017 (being C$0.82) the last trading day of 2017. The Stock Option Plan also provides for payment of non-cash consideration in the event of a Liquidity Event (as defined in the Stock Option Plan). The figures in the above table assume payment of cash consideration for options held by the optionees in the event of a Liquidity Event.

(3)
Amounts set forth under Change of Control (for purposes of the LTIP) have been translated using a US dollar to Canadian dollar exchange rate of 1:1.2545 (being the December 29, 2017 Bank of Canada noon rate).

Indebtedness of Directors, Executive Officers and Employees

None of the Company's directors, executive officers, employees, former directors, former executive officers or former employees, and none of their associates, is indebted to the Company or another entity whose indebtedness is the subject of a

[108]

guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Company, except for routine indebtedness as defined under applicable securities legislation.

C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

[109]

ITEM 8. FINANCIAL INFORMATION

A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company's Financial Statements, as required under this Item 8, are attached hereto and found immediately following the text of this Annual Report.

B.     LEGAL PROCEEDINGS AND REGULATORY MATTERS

Other than as discussed herein, to the knowledge of the Company, there are no material legal proceedings or regulatory actions known or known to be contemplated against the Company or to which any of its property is or may be subject in respect of which the claim for damages, exclusive of interest and costs, exceeds ten percent (10%) of the current assets of the Company. No penalties or sanctions have been imposed against the Company by a court relating to securities legislation or by a securities regulatory authority and no settlement agreements have been entered into by the Company before a court relating to securities legislation or with a securities regulatory authority.
In addition to the legal proceedings and regulatory matters discussed below, please see Item 5.B, under the heading "Liquidity and Capital Resources" in this Annual Report for information pertaining to the CBCA Proceedings.
Legal Proceedings
From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, commercial, antitrust, government and regulatory investigations, related private litigation and ordinary course employment-related issues. From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets. Certain of these proceedings and actions are described below.
Unless otherwise indicated the Company cannot reasonably predict the outcome of these legal proceedings, nor can it currently estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its Common Shares and/or debt securities to decline.
The Company and certain of its former executive officers are the subject of various class action complaints relating to the Company’s August 12, 2016 press release, whereby the Company revised its 2016 guidance.  The complaints allege that the Company issued false and misleading statements to investors and/or failed to disclose that: the Company was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case and a motion to dismiss the action was filed by the Company on February 20, 2017. On March 21, 2017, the plaintiffs in this action filed a response to the motion to dismiss, and on April 5, 2017 the Company filed a reply to plaintiffs' response. On July 28, 2017, the United States District Court, Southern District of New York denied the motion to dismiss in part and granted it in part. On February 7, 2018, the plaintiffs filed a notice of motion for class certification.
The Company and certain of its former executive officers were also subject to a class action complaint alleging that the Company made false and/or misleading statements, as well as, failed to disclose material adverse facts about the Company’s business operations and prospects, in the Company’s Registration Statement, Prospectus and Supplemental Prospectus issued in connection with the Company’s secondary offering completed on September 30, 2015. Specifically, the claim alleged that the statements were false and/or misleading and/or failed to disclose that: (i) the Company was experiencing a substantial increase in market competition against Donnatal®, and other products; (ii) consequently the Company’s financial results would suffer and the Company would be forced to suspend its dividends; and (iii) as a result of the foregoing, the defendant’s statements about the Company’s business operations and prospects were false and misleading and/or lacked a reasonable basis. On June 27, 2017, the plaintiff in this action voluntarily dismissed the complaint on a without prejudice basis.
The Company and certain of its former executive officers and a former director are subject to a securities class action filed in Quebec, Canada. The amended statement of claim alleges that the Company failed to disclose adverse material facts relating to, and misrepresented, among other things, the Company's business model, growth platforms, pro forma revenues and dividend payments in certain disclosures from March 23, 2016 to August 11, 2016. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted. On June 15, 2017, the plaintiff in the action discontinued their claim against the Board (other than one former director) and certain of its former executive officers.

[110]

On October 19, 2017, a statement of claim was filed in Ontario, Canada, against the Company and certain of its former executive officers on behalf of all persons and entities, other than persons resident in Quebec, Canada, which alleges substantially the same claims as the Quebec action described above. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted.
The Company was subject to a class action proceeding in relation to one of its third party distributors purportedly faxing unsolicited advertisements to market Ulesfia® in violation of the Telephone Consumer Protection Act. On April 9, 2017, the court in this action dismissed the Company's motion to dismiss and on June 8, 2017, the court denied the Company's motion for reconsideration. On November 6, 2017, the court issued an order re-evaluating its previous finding of personal jurisdiction, which order required the plaintiffs in this action to make a new submission rebutting the evidence submitted by defendants showing that there is no personal jurisdiction. On December 1, 2017, the court dismissed this claim against the Company for lack of personal jurisdiction.
During the first quarter of 2016, the Company became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell in certain US regions a non-FDA approved copy of Donnatal®. On January 6, 2016, the Company commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, the Company became aware that this non-FDA approved product was introduced into certain US regions. On October 4, 2016 and November 16, 2016, the Company dismissed its claims against the listing services on a without prejudice basis, respectively. On March 15, 2017, the court ruled on the third party's motion to dismiss the Company's claim, denying such motion in part and granting it in part. On March 29, 2017, the third party filed its answer and counter claim in response to the Company's claim. On August 16, 2017, this third party filed a motion to amend its counterclaim to add factual allegations detailing the scope of the Company's campaign to disparage its products and interfere with its contractual and business relationships. On November 8, 2017, the court granted the Company's motion for leave to file its second amended complaint, permitting the Company to include its direct false advertising claim. The Company continues to pursue this lawsuit vigorously. In a similar lawsuit commenced against Method and its principal owner, the Company received a favourable jury verdict on April 21, 2016 and was awarded damages in the amount of approximately $733,000. On March 2, 2017, the United States District Court - Western District of Virginia, Charlottesville Division, granted the Company's motion for enhanced damages in part, to amend the judgment against Method and its principal owner to reflect an award of damages in the total amount of approximately $2.2 million. On March 30, 2017, Method filed a motion to reconsider the order on enhanced damages. On April 13, 2017, the Company filed an opposition to Method's motion to reconsider. On July 19, 2017, the court denied Method's motion to reconsider and further awarded the Company an additional $15,000 in costs. On August 30, 2017, Method filed a notice of appearance with the United States Court of Appeals for the Fourth Circuit to appeal the enhanced damages award. On February 1, 2018, Method and its principal owner and the Company settled the enhanced damages award.
Mr. Perier served as Executive Vice President-Finance and Chief Financial Officer of Forest Labs, which is now part of Allergan plc, from September 2004 through October 2014. In September 2010, a subsidiary of Forest Labs, Forest Pharmaceuticals, Inc. resolved various investigations lead by the United States Department of Justice and the United States Attorney’s Office for the District of Massachusetts relating to past marketing, sales and other practices with respect to certain pharmaceutical products by entering into a plea agreement which included guilty pleas to a single felony charge (relating to misstatements by certain Forest Pharmaceuticals, Inc. employees to FDA inspectors during a plant inspection) and two strict-liability, no-intent misdemeanor charges (relating to various healthcare- related statutory violations). Neither misdemeanor charge included as an element false or deceptive conduct. The settlement and pleas did not include any admissions or findings of wrongdoing by any Forest Labs officer or director, including Mr. Perier.

Regulatory Matters
On October 25, 2016, the Company announced that the CMA commenced an investigation into various issues in relation to the UK pharmaceutical sector, and that the Concordia International reportable operating segment was part of the inquiry. The investigation includes matters that pre-date the Company’s ownership of the Concordia International reportable operating segment and relates to the Company’s pricing of three products. On May 31, 2017, the Company announced that the CMA notified the Company that it was continuing its investigation after an initial stop/go decision. On November 21, 2017, the Company announced that the CMA issued a statement of objections to the Company and the former owners of the Concordia International segment, Hg Capital and Cinven, in relation to the pricing of one of the three products, liothyronine, in the UK between November 2007 to July 2017. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. On February 15, 2018, the Company announced that the CMA had notified the Company that it was closing its investigation related to fusidic acid, also one of the three products under investigation.
On March 3, 2017, the Company announced that the CMA issued a statement of objections to a third party and one of the Company’s subsidiaries in relation to the supply of 10mg hydrocortisone tablets in the UK between 2013 and 2016. On May 26, 2017, the Company responded in detail to the statement of objections and on July 20, 2017, the Company attended an oral

[111]

hearing to present the key points of its response to the CMA decision panel. This investigation includes matters that pre-date the Company's ownership of the Concordia International reportable operating segment.
On October 11, 2017, the Company announced that the CMA commenced additional investigations in relation to the UK pharmaceutical sector, and that the Concordia International reportable operating segment and certain of its products are part of the inquiry. These investigations are at an early information gathering stage and the CMA has confirmed that, at this time, it has not reached a conclusion on whether competition law has been infringed. These investigations include matters that predate the Company's ownership of the Concordia International reportable operating segment.
On December 1, 2017, the Company announced that it received an initial notification letter from Nasdaq's Listing Qualifications Department notifying the Company that it had 180 days to regain compliance with the minimum bid price requirement set forth in Nasdaq's continued listing rules. Nasdaq's continued listing rules require that listed securities maintain a minimum bid price of $1.00 per share, and that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of thirty (30) consecutive business days or more. The Company's Common Shares traded below a bid price of $1.00 for thirty (30) consecutive business days from October 17, 2017, to November 28, 2017. As a result, Nasdaq found that the Company did not meet the minimum bid price requirement. The Common Shares remain listed on Nasdaq and the Company has until May 29, 2018, to regain compliance with the minimum bid price requirement in order to maintain the listing. To regain compliance with the minimum bid price requirement, the Common Shares must have a closing bid price of at least $1.00 for a minimum of ten (10) consecutive business days. In the event the Company does not regain compliance with the minimum bid price requirement by May 29, 2018, the Company has the option to apply to Nasdaq for additional time to regain compliance with this listing requirement.
On September 16, 2016, the Company announced that a bill was introduced in the UK House of Commons to amend and extend existing provisions of the NHSA to enable the Secretary of State to help manage the cost of health service medicines. On April 27, 2017, the UK government accorded Royal Assent to the HSMSCA. The HSMSCA introduces provisions in connection with controlling the cost of health service medicines and other medical supplies. The HSMSCA also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. The Company continues to monitor the implementation of the HSMSCA. While the effects of the HSMSCA are unknown at this time, the HSMSCA could impose certain risks and uncertainties on the Company's operations and cash flows.
Dividend Policy

There are no restrictions in the Company’s articles preventing the Company from paying dividends. Any dividend to be approved by the Board may require third-party consents under the Company’s credit facilities. In addition, if the Company is not in compliance with its obligations under the Existing Credit Agreement, the Extended Bridge Loan agreement, the Covis Note Indenture, the AMCo Note Indenture and/or the 2016 Note Indenture, the Company’s ability to pay distributions or dividends on its Common Shares may be restricted. All of the Common Shares are entitled to an equal share in any dividends declared and paid. In addition, pursuant to the terms and provisions of the Existing Credit Agreement, the Company is restricted from making regularly scheduled quarterly dividend payments in respect of its Common Shares of an amount exceeding $20 million in any given fiscal year without the prior written consent of the lenders under the Existing Credit Agreement or without utilizing certain baskets under the Existing Credit Agreement. On August 12, 2016, the Company announced that it had suspended its quarterly dividend payments indefinitely.

Future dividend decisions will consider the Company’s then-current business results, cash requirements and financial condition. The Board will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Company’s financial position at the relevant time. (See Item 3.D, under the heading "Key Information - Risk Factors" in this Annual Report).
Pursuant to the terms of the Company’s Long Term Incentive Plan, any holder of unvested Restricted Share Units or Deferred Share Units is entitled to a dividend equivalent amount of RSUs or DSUs, as applicable, to the extent a dividend is paid on the Common Shares. The dividend equivalent amount of RSUs or DSUs, as applicable, is equal to (i) the product of the (a) aggregate number of RSUs or DSUs held by the RSU or DSU Participant on the record date for such dividend; and (b) per Common Share amount of such dividend, divided by (ii) the Fair Market Value of a Common Share calculated as of the date that is three days prior to the record date for the dividend.
C.     SIGNIFICANT CHANGES

The Company has not experienced any significant changes since the date of the audited consolidated financial statements included in this Annual Report.

[112]

ITEM 9.    THE OFFER AND LISTING.

A.    OFFER AND LISTING DETAILS.

As at March 7, 2018, the Company had 51,283,574 Common Shares outstanding. The Common Shares began trading under the symbol "CXRX" on the Nasdaq on June 29, 2015 and under the symbol "CXR" on the TSX on December 24, 2013. (See Item 4.A, under the heading "History and Development of the Company - Name, Address and Incorporation; Trading Market" in this Annual Report for further information on the listing history of the Common Shares). Using information from published sources, the following information shows the high and low trading values of the Common Shares for the periods indicated:

	TSX		NASDAQ
	High (C$)	Low (C$)	High ($)	Low ($)
Annual High and Low Market Prices
2013	8.99	6.25	n/a	n/a
2014	49.00	7.60	n/a	n/a
2015	117.75	25.04	89.10	19.02
2016	58.18	2.27	41.49	1.69
2017	4.63	0.58	3.52	0.45
Quarterly Market Prices
2016
First Quarter	58.18	28.70	40.17	23.05
Second Quarter	45.15	25.07	31.64	19.69
Third Quarter	28.70	5.80	21.32	4.48
Fourth Quarter	7.39	2.27	4.52	1.83
2017
First Quarter	4.63	2.05	3.03	1.57
Second Quarter	2.88	1.41	1.80	1.11
Third Quarter	2.28	1.43	1.70	1.17
Fourth Quarter	1.61	0.58	1.25	0.46
Monthly Market Prices
2017
September	1.68	1.45	1.40	1.15
October	1.61	0.61	1.29	0.47
November	0.71	0.58	0.58	0.45
December	1.39	0.63	1.09	0.49
2018
January	1.10	0.80	0.89	0.63
February	0.94	0.72	0.75	0.58
March (up until March 7, 2018)	0.88	0.81	0.69	0.63

On December 1, 2017, the Company announced that it received an initial notification letter from Nasdaq's Listing Qualifications Department notifying the Company that it had 180 days to regain compliance with the minimum bid price requirement set forth in Nasdaq's continued listing rules. Nasdaq's continued listing rules require that listed securities maintain a minimum bid price of $1.00 per share, and that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of thirty (30) consecutive business days or more. The Company's Common Shares traded below a bid price of $1.00 for thirty (30) consecutive business days from October 17, 2017, to November 28, 2017. As a result, Nasdaq found that the Company did not meet the minimum bid price requirement. The Common Shares remain listed on Nasdaq and the Company has until May 29, 2018, to regain compliance with the minimum bid price requirement in order to maintain the listing. To regain compliance with the minimum bid price requirement, the Common Shares must have a closing bid price of at least $1.00 for a minimum of ten (10) consecutive business days. In the event the Company does not regain compliance with the minimum bid price requirement by May 29, 2018, the Company has the option to apply to Nasdaq for additional time to regain compliance with this listing requirement.

[113]

B.    PLAN OF DISTRIBUTION

Not applicable.

C.    MARKETS

The Company's common shares are listed and traded on the Nasdaq under the symbol "CXRX" and on the TSX under the symbol "CXR".

D.    SELLING SHAREHOLDERS

Not applicable.

E.    DILUTION

Not applicable.

F.    EXPENSES OF THE ISSUE

Not applicable.

[114]

ITEM 10.    ADDITIONAL INFORMATION

A.    SHARE CAPITAL

Not Applicable

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

Company Purpose

The Company’s articles of incorporation are filed with the Government of Ontario - Ministry of Government and Consumer Services, pursuant to the OBCA. The Company’s articles of incorporation do not have a stated purpose.

Directors

Pursuant to applicable Ontario law, the Company’s directors, in exercising their powers and discharging their duties must act honestly and in good faith with a view to the best interests of the Company. They must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Pursuant to the provisions of the OBCA, a director who (i) is party to a material contract or transaction or proposed material contract or transaction with the Company, or (ii) is a director or an officer of, or a material interest in any person who is, a party to a material contract or transaction or proposed material contract or transaction with the Company must disclose to the Company the nature and extent of such interest in writing or request to have such interest noted in the minutes of meetings of the Board. Furthermore, a director who has a material interest in a matter before the Board must refrain from voting on the matter unless the contract: (i) is with one of the Company’s affiliates; (ii) relates to the director’s remuneration as a director or officer of the Company; or (iii) relates to the Company’s indemnity or insurance for the Company’s officers and directors.

Pursuant to the OBCA, at least 25% of the Company’s directors must be resident Canadians. The OBCA also requires that the Company has not less than three (3) directors. At least one-third of the directors shall not be officers or employees of the Company or any of its affiliates. The Company currently has seven (7) directors, three (3) of whom are resident Canadians. The Company’s articles of incorporation provide that the minimum size of the Company’s Board be three (3) and the maximum size of the Company’s Board be eleven (11). The Company’s directors may, from time to time, determine the number of directors on the Board by resolution, which is currently seven (7) directors. The Company’s articles of incorporation and the Company’s by-laws do not impose any other director qualification requirements.

Director Share Ownership Guidelines

The Company has not approved any director share ownership guidelines that would require the Company’s directors to hold a certain number of securities in the Company.

Shareholder Rights

The Company’s authorized capital consists of an unlimited number of Common Shares with no par value. The Company’s articles of incorporation permit the Company to issue an unlimited number of Common Shares. The issuance of Common Shares is also subject to applicable securities laws. If the Company were to issue a significant number of Common Shares, it would reduce the relative voting power of previously outstanding Common Shares.

Each Common Share carries one vote on all matters to be voted on by the Company’s shareholders.  Holders of Common Shares are entitled to receive dividends if, as and when declared by the Board and to share ratably in the Company’s remaining assets available for distribution, after payment of liabilities, upon the Company’s liquidation, dissolution or winding up.  Common Shares do not carry pre-emptive rights or rights of conversion into any other securities.  All outstanding Common Shares are fully paid and non-assessable.  There are no limitations on the rights of non-resident owners of Common Shares to hold or vote their shares.

Changes to Shareholder Rights

Under the OBCA, amendments to the Company’s articles of incorporation will generally require approval by special resolution. A special resolution is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in person or by proxy in respect of that resolution at the annual or special meeting called for such purpose. If the amendment is of a nature affecting a particular class or series of the Company’s shares in a manner requiring a separate class or series vote, that class

[115]

or series is entitled to vote on the amendment whether or not it otherwise carries the right to vote. Under the OBCA, the Company’s directors may make, amend or repeal any by-law that regulates the Company’s business or affairs. Where the Company’s directors make, amend or repeal a by-law, they are required to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may, by an ordinary resolution, which is a resolution passed by a simple majority of the votes cast by shareholders who voted in respect of the resolution, confirm, reject or amend the by-law, amendment or repeal.

Shareholder Meetings

The Board is required to call an annual meeting of the shareholders no later than 15 months after the holding of the last preceding annual meeting. The Board may also call a special meeting of the shareholders at any time. The only persons entitled to attend a meeting of the Company’s shareholders are the Company’s directors, the Company’s auditors, the managing director, the president, the chairman and those persons entitled to vote at such meeting and any other persons who, although not entitled to vote at the meeting, are entitled to attend such meeting pursuant the provisions of the OBCA. Under the Company’s by-laws, a quorum of shareholders shall be two voting persons present, but only to appoint a chairman and adjourn the meeting. For all other purposes, a quorum consists of at least two voting persons present and authorized to cast in the aggregate 10% of the total number of votes attaching to shares carrying the right to vote at that meeting. Pursuant to the OBCA and the Company’s by-laws, a meeting of the shareholders may be held by telephonic or electronic means.

Advance Notice By-Law
On October 14, 2015, the Company announced that it had adopted an advance notice by-law (the “By-law”), similar to the advance notice by-laws adopted by many other Canadian public companies. Among other things, the By-law fixes deadlines by which shareholders must submit a notice of directors’ nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected, and sets forth the information that a shareholder must include in the notice. The By-law will help ensure that all shareholders receive adequate notice of the nominations to be considered at a meeting so they may thereby exercise their voting rights in an informed manner.
Limitations

There are no limitations in the Company’s articles of incorporation or by-laws or under Canadian federal or provincial laws, on the right of non-residents of Canada or foreign owners to hold or vote the Common Shares, except for transactions involving or being deemed to involve an acquisition of control, which requires compliance with the Investment Canada Act.

Change of Control

The Company’s articles of incorporation and by-laws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of the Company.

Under the OBCA, certain extraordinary corporate actions, such as amalgamations, continuances, sales, leases or exchanges of all or substantially all of the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations or dissolutions are also required to be approved by special resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of securities.

Disclosure of Shareholdings

The Company’s by-laws do not impose an ownership threshold, above which shareholder ownership must be disclosed and any obligation to make such disclosure would be the subject of applicable securities laws.

C.    MATERIAL CONTRACTS

The Company and/or its subsidiaries, as applicable, are or have been party to the following list of material contracts during the two years immediately preceding the publication of this Annual Report. A description and summary of each material contract listed below has been cross-referenced in this Annual Report:

1.	2016 Note Indenture (see Item 4.A, under the heading “History and Development of the Business - General Development of the Business – Funding Arrangements” in this Annual Report);

2.	2016 Note Purchase Agreement (see Item 4.A, under the heading “History and Development of the Business - General Development of the Business – Funding Arrangements” in this Annual Report);

3.	AMCo SPA (see Item 4.A, under the heading “History and Development of the Business - General Development of the Business – Significant Acquisitions” in this Annual Report);

[116]

4.	AMCo Note Purchase Agreement (see Item 4.A, under the heading “History and Development of the Business - General Development of the Business – Funding Arrangements” in this Annual Report);

5.	AMCo Note Indenture Agreement (see Item 4.A, under the heading “History and Development of the Business - General Development of the Business – Funding Arrangements” in this Annual Report);

6.	AMCo Underwriting Agreement (see Item 4.A, under the heading “History and Development of the Business - General Development of the Business – Equity Financing Transactions” in this Annual Report);

7.	Covis APA (see Item 4.A, under the heading “History and Development of the Business - General Development of the Business – Significant Acquisitions” in this Annual Report);

8.
Covis Subscription Receipt Agreement (see Item 4.A, under the heading “History and Development of the Business - General Development of the Business – Equity Financing Transactions” in this Annual Report);

9.	Covis Note Indenture (see Item 4.A, under the heading “History and Development of the Business - General Development of the Business – Funding Arrangements” in this Annual Report);

10.	Covis Note Purchase Agreement (see Item 4.A, under the heading “History and Development of the Business - General Development of the Business – Funding Arrangements” in this Annual Report);

11.	Covis Underwriting Agreement (see Item 4.A, under the heading “History and Development of the Business - General Development of the Business – Equity Financing Transactions” in this Annual Report);

12.	Extended Bridge Loan agreement (see Item 4.A, under the heading “History and Development of the Business - General Development of the Business – Funding Arrangements” in this Annual Report);

13.	Existing Credit Agreement (see Item 4.A, under the heading “History and Development of the Business - General Development of the Business – Funding Arrangements” in this Annual Report);

14.	Governance Agreement (see Item 7.A, under the heading “Major Shareholders” in this Annual Report);

15.	Registration Rights Agreement (see Item 7.A, under the heading “Major Shareholders” in this Annual Report); and

16.	Zonegran Licensing Agreement (see Item 4.B, under the heading “Business Overview - Concordia North America - Intellectual Property” in this Annual Report).
Copies of the above listed material contracts are available on the Company’s profile on SEDAR, online at www.sedar.com or upon request from the Company at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.
D.    EXCHANGE CONTROLS

The Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the Common Shares. There are no limitations under the laws of Canada or by the charter or other constituent documents of the Company relating to non-residents of Canada that would limit the right to be a holder of, and to vote in respect of, the Common Shares.

E.    TAXATION

Canadian Federal Income Tax Considerations

The following is a summary of the material Canadian federal income tax considerations generally applicable to a person, who is a U.S. Holder (defined below), who acquires Common Shares and who, for purposes of the ITA and the Canada-United States Income Tax Convention (1980) (the "Tax Treaty"), is at all relevant times resident in the United States and is neither resident, nor deemed to be resident, in Canada, is eligible for benefits under the Tax Treaty, deals at arm's length and is not affiliated with the Company, holds such Common Shares as capital property, and does not use or hold, and is not deemed to use or hold, the Common Shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is a financial institution (as defined in the ITA), or is an insurer to whom the Common Shares are designated insurance property (as defined in the ITA).

This summary is based on the Company's understanding of the current provisions of the Tax Treaty, the ITA and the regulations thereunder and all specific proposals to amend the ITA.

This summary does not express an exhaustive discussion of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account the tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ significantly from the considerations described in this summary.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representation with respect to the Canadian federal income tax consequences to any particular holder is made.

[117]

Consequently, U.S. Holders of Common Shares should consult their own tax advisors with respect to the income tax consequences to them, having regard to their particular circumstances.

All amounts relevant in computing a U.S. Holder's liability under the ITA are to be computed in Canadian dollars.

Taxation of Dividends

By virtue of the ITA and the Tax Treaty, dividends (including stock dividends) on Common Shares paid or credited or deemed to be paid or credited to a U.S. Holder who is the beneficial owner of such dividends will generally be subject to Canadian non-resident withholding tax at the tax rate of 15% of the gross amount of such dividends. Under the Tax Treaty, the rate of Canadian non-withholding tax on dividends is reduced to 5% if that U.S. Holder is a company that beneficially owns (or is deemed to beneficially own) at least 10% of the voting stock of the Company. Moreover, under the Tax Treaty, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in, the U.S., generally are exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed by such an organization, the Company would not be required to withhold such tax from dividends paid or credited to such organization.

Disposition of Common Shares

A U.S. Holder will not be subject to tax under the ITA in respect of any capital gain realized on the disposition or deemed disposition of Common Shares unless the Common Shares constitute or are deemed to constitute "taxable Canadian property" other than "treaty-protected property", as defined in the ITA, at the time of such disposition. Generally, Common Shares will not be "taxable Canadian property" to a U.S. Holder at a particular time, where the Common Shares are listed on a designated stock exchange (which currently includes the TSX and Nasdaq) at that time, unless at any time during the 60-month period immediately preceding that time: (A) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company; and (B) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of (i) real or immoveable properties situated in Canada, (ii) "Canadian resource properties", (iii) "timber resource properties" and (iv) options in respect of, or interests in, property described in (i) to (iii), in each case as defined in the ITA. In certain circumstances set out in the ITA, the Common Shares of a particular U.S. Holder could be deemed to be "taxable Canadian property" to that holder. Even if the Common Shares are "taxable Canadian property" to a U.S. Holder, they generally will be "treaty-protected property" to such holder by virtue of the Tax Treaty if the value of such shares at the time of disposition is not derived principally from "real property situated in Canada" as defined for these purposes under the Tax Treaty and the ITA. Consequently, on the basis that the value of the Common Shares should not be considered derived principally from such "real property situated in Canada" at any relevant time, any gain realized by the U.S. Holder upon the disposition of the Common Shares generally will be exempt from tax under the ITA.

United States Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax considerations that may result from a U.S. Holder’s ownership and disposition of Common Shares. This summary addresses only such considerations of a U.S. Holder that holds Common Shares as capital assets (generally, property held for investment purposes). This summary does not address all potentially relevant U.S. federal income tax matters, and unless otherwise specifically provided, it does not address other tax matters, including any state, local, foreign, alternative minimum, unearned income "Medicare" contribution, estate or gift tax consequences of holding or disposing of Common Shares.
As used herein, the term "U.S. Holder" means any beneficial owner of Common Shares, who, for U.S. federal income tax purposes, is: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity classified as a corporation for U.S. federal tax purposes) organized under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, and (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds Common Shares, the tax treatment of a partner may depend upon the status of the partner and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal tax purposes) holding Common Shares, and their partners and other owners, should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
This summary is based on the Canada-United States Income Tax Convention (1980), as amended, the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Tax Code"), administrative pronouncements and rulings of the IRS, judicial decisions and existing and proposed U.S. Treasury Regulations, changes to any of which subsequent to the date of this Annual Report may affect the tax

[118]

considerations described herein, possibly on a retroactive basis. This summary is general in its nature and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the U.S. Tax Code, including tax-exempt organizations, pass-through entities, certain financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other arrangement involving more than one position, persons that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services, dealers in securities or foreign currencies, traders in securities that elect to use a mark-to-market method of accounting, U.S. persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, former citizens or permanent residents of the United States, or persons that own directly, indirectly or constructively 10% or more of the Company's equity (including the Common Shares) by voting power or by value. Any holder of Common Shares and any prospective investor in the Company should consult their own tax advisors with regard to the application of the income tax laws of the United States and any other taxing jurisdiction to their particular circumstances.
Distributions with respect to the Common Shares

Subject to the Passive Foreign Investment Company (“PFIC”) rules described below, a U.S. Holder may recognize, to the extent determined to be paid out of the Company's current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of distributions in respect of the Company’s Common Shares (where such dividend income will include the amount withheld from the dividend on account of withholding tax). The Company does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution paid in respect of the Common Shares will generally be treated as a dividend for U.S. federal income tax purposes.
The amount of any dividend paid to a U.S. Holder in a currency other than U.S. dollars (including the amount withheld from the dividend on account of withholding tax) will be includible in the U.S. Holder’s income in a U.S. dollar value amount calculated by reference to the currency exchange rate between the U.S. dollar and the currency received, which currency exchange rate is in effect on the date of receipt of such dividend by the U.S. Holder, regardless of whether the currency so received is in fact converted into U.S. dollars. A U.S. Holder may have a tax basis in the currency received equal to their U.S. dollar value on the date of receipt. If the currency received is converted into U.S. dollars on the date of receipt, the U.S. Holder may not be required to recognize a currency gain or loss. If the currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize a currency gain or loss on a subsequent conversion or other disposition of the currency. Such gain or loss may be treated as U.S. source ordinary income or loss.
A distribution treated as “qualified dividend income” and received by certain U.S. Holders will be taxed at preferential rates, provided applicable holding period and certain other requirements are satisfied, including that the Company is not treated as a PFIC for the year of the distribution or for the prior taxable year. Any amount of such distribution treated as a dividend may not be eligible for the "dividends received" deduction ordinarily available to certain U.S. Holders.
A distribution in respect of the Company’s Common Shares that is treated as a dividend may constitute income from a source outside the United States and may be categorized for U.S. foreign tax credit purposes as "passive category income." A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for tax withheld, if any, from a distribution received in respect of the Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead be able to claim a deduction for such tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult their own tax adviser regarding the application of such rules.
Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the PFIC rules described below, upon a sale, exchange or other taxable disposition of a Common Share, a U.S. Holder may recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in a currency other than U.S. dollars, its U.S. dollar equivalent, where such U.S. dollar equivalent is, for U.S. Holders that use the cash method and for electing U.S. Holders that use accrual method, generally determined by reference to the relevant currency exchange rate on the date of settlement of the sale, exchange or other taxable disposition) and the U.S. Holder's tax basis of such Common Share. Such gain or loss will be a long-term capital gain or loss if the Common Share has been held for more than one year and will be short-term capital gain or loss if the holding period is equal to or less than one year. Such gain or loss may be considered a U.S. source gain or loss for U.S. foreign tax credit purposes. A long-term capital gain realized by certain U.S. Holders may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to limitations.
Passive Foreign Investment Company Rules
A corporation that is not a resident of the United States for purposes of the U.S. Tax Code will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is "passive income" or (ii) 50% or more of the average quarterly value of its assets

[119]

produce (or are held for the production of) "passive income." For this purpose, "passive income" generally includes interest, dividends, rents, royalties and certain gains. The determination as to whether the Company is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, the determination is based in part on the Company's operations and the mix, use and value of the Company's assets, which values may be treated as changing for U.S. federal income tax purposes as the Company's market capitalization changes. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for any taxable year. If the Company were to be classified as a PFIC in any taxable year during which a U.S. Holder owns its Common Shares, certain adverse tax consequences could apply to such U.S. Holder. Certain elections may be available to U.S. Holders of Common Shares that may mitigate some of the adverse consequences if the Company were to be treated as a PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investment in Common Shares and whether to make an election or protective election.
Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Common Shares. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Common Shares.
F.    DIVIDENDS AND PAYING AGENTS

Not Applicable

G.    STATEMENT BY EXPERTS

Not Applicable

H.    DOCUMENTS ON DISPLAY

The Company files annual and special reports and other information with the SEC. Individuals may inspect and copy such material at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. Individuals may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.
The SEC maintains an Internet website at www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s EDGAR system.
The Company also files annual and special reports and other information SEDAR in Canada. Individuals may review these filings on the website of the SEDAR system operated by SEDAR at www.sedar.com.
Information about the Company is also available on its website at www.concordiarx.com. Such information on its website is not part of or incorporated by reference into this Annual Report.

I.    SUBSIDIARY INFORMATION

Not Applicable

[120]

ITEM 11.    QUANTIATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

See the information contained in this Annual Report under Item 5.B, under the heading "Liquidity and Capital Resources," and under Item 18, under the heading "Financial Statements" (Note 13, "Derivative Financial Instruments," Note 20, "Financial Risk Management", and Note 21, "Financial Instruments - Fair Value Estimation") for quantitative and qualitative disclosures about market risk.

[121]

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    DEBT SECURITIES

Not applicable.

B.    WARRANTS AND RIGHTS

Not applicable.

C.    OTHER SECURITIES

Not applicable.

D.    AMERICAN DEPOSITORY SHARES

Not applicable.

[122]

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

See Item 4.A, under the heading "History and Development of the Company - Corporate Structure - Restructuring and Capital Realignment" and "General Development of the Business - Funding Arrangements" in this Annual Report.

[123]

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

A. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS
None.

B. USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures
Disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (Exchange Act), are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of December 31, 2017, the Company conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2017 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

B. Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in a timely manner, and can provide only reasonable assurances that the objectives of the control system have been met. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the underlying policies and procedures.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of Company’s internal control over financial reporting as at December 31, 2017, using criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on the results of this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

C. Report of the Independent Public Accountant Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing under Item 18. "Financial Statements" on page F-4 of this Annual Report.

D. Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting which occurred during the twelve months ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Rochelle Fuhrmann, an individual serving on the audit committee of the Company's Board, is an audit committee financial expert and is independent as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. The SEC has indicated that the designation of this individual as an Audit Committee financial expert does not make her an

[124]

"expert" for any purpose, or impose any duties, obligations or liabilities that are greater than those imposed on members of the Audit Committee and Board who do not carry this designation or affect the duties, obligations or liabilities of any other member of the Audit Committee or Board. (See Item 6.A, under the heading "Directors and Senior Management - Non-Executive Directors - Biographies" in this Annual Report for a description of Rochelle Fuhrmann's relevant financial experience).

[125]

ITEM 16B.    CODE OF ETHICS

The Board has adopted a Code of Conduct that applies to the Company's directors, officers, employees and agents. The Code of Conduct also includes provisions required by the Sarbanes-Oxley Act of 2002 that are applicable to the Company's CEO, CFO and other senior financial officers. The Board, through the NCGC, oversees compliance with the Code of Conduct. The Company hereby undertakes to provide to any person without charge, a copy of the Code of Conduct within ten (10) working days after the Company receives such person's written request. The Company has posted the Code of Conduct on its website www.concordiarx.com. Information contained on, or that can be accessed through, the Company's website does not constitute a part of this Annual Report and is not incorporated by reference herein. If the Company makes any amendment to the Code of Conduct or grants any waivers, including any implicit waiver, from a provision of the Code of Conduct, it will disclose the nature of such amendment or waiver on its website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. Under Item 16.B of the SEC's Form 20-F, if a waiver or amendment of the Code of Conduct applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16.B(b) of such Form 20-F, the Company will disclose such waiver or amendment on its website in accordance with the requirements of Instruction 4 to such Item 16.B.

[126]

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

External Auditor Service Fees
A summary of the external auditor service fees and billings paid or payable to the Company’s external auditors in respect of the last two fiscal years ended December 31 is set out below:

Fiscal Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
2016	$2,079,486	$183,372(1)	-	$138,305(2)	$2,401,163
2017	$2,322,728	0	$12,240(3)	$0	$2,334,968
Notes:

(1)
This amount relates to work involving an analysis of UK GAAP, a business acquisition report prepared in connection with the AMCo Acquisition and the offering memorandum prepared in connection with the 2016 Notes.

(2)	This amount relates to work involving the 2016 Strategic Review.

(3)	This amount relates to fees for tax compliance assistance.

Pre-Approval Policies and Procedures
The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance the provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided. The Audit Committee may delegate to any independent member of the Audit Committee the authority to pre-approve any non-audit services. All services provided by the external auditor were approved by the Audit Committee, except for de minimis "Tax Fees" charged during the 2017 fiscal year.
Audit Committee Oversight
At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES PURCHASERS

Not applicable.

[127]

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

As a foreign private issuer incorporated in Canada under the OBCA that is listed on the Nasdaq, the Company is permitted by applicable securities laws and Nasdaq listing rules to follow certain corporate governance practices applicable to Canadian issuers under the corporate and securities laws of Canada. The following is a summary of the significant ways in which the Company's corporate governance practices differ from those required to be followed by U.S. domestic issuers under Nasdaq’s corporate governance standards.

Shareholder Meeting Quorum Requirement: Rule 5620(c) of the Nasdaq Stock Market Rules requires that the minimum quorum requirement for a shareholder meeting is 33.33% of the outstanding common shares. The Company follows applicable Canadian laws with respect to quorum requirements. The Company's quorum requirement is set forth in the Company's by-laws, and requires (i) with respect to the appointment of a chairman of the meeting and adjourning a meeting, any two voting persons and (ii) with respect to all other purposes, at least two voting persons present and authorized to cast in the aggregate not less than 10% of the total number of votes attaching to all shares carrying the right to vote at the meeting.

Shareholder Approval in Connection with Certain Transactions: Rule 5635 of the Nasdaq Stock Market Rules requires listed companies to obtain shareholder approval prior to certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. The Company does not follow Rule 5635. Instead, the Company complies with applicable TSX rules and applicable Canadian corporate and securities regulatory requirements.

Except as stated above, the Company intends to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. The Company may in the future decide to use other foreign private issuer exemptions with respect to some of the other Nasdaq listing requirements. Following the Company's home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq, may provide less protection than is accorded to investors under the Nasdaq listing requirements applicable to U.S. domestic issuers

[128]

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable
PART III
ITEM 17.    FINANCIAL STATEMENTS.

The Company has elected to provide the Financial Statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements are attached hereto, incorporated herein and found immediately following the text of this Annual Report, beginning on page F-1:

1.
The Company's audited consolidated financial statements as at December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016, and 2015, together with the notes thereto and the auditor's report thereon.

[129]

Item 19.    Exhibits.

Exhibit Number	Description of Document
1.1	Certificate and Articles of Incorporation of Mercari Acquisition Corp., dated January 20, 2010.
1.2
By-law Number 1 of Mercari Acquisition Corp., dated January 21, 2010 and By-law Number 2 of Concordia International Corp. (Incorporated by reference to Exhibit 4.1 to the Company's Form S-8 Registration Statement (No. 333-209498) filed on Form S-8 with the SEC on February 12, 2016).

1.3
Articles of Amalgamation of Concordia International Corp. ( f/k/a Concordia Healthcare Corp.) and Concordia Healthcare Inc., effective as of January 1, 2016. (Incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K (No. 001- 37413) originally furnished to the SEC on January 4, 2016 and deemed filed under the Exchange Act).

1.4
Material Change Report with respect to the Company’s name change from Concordia Healthcare Corp. to Concordia International Corp. (Incorporated by reference to Exhibit 99.1 to the Company's Form 6-K filing (No. 001- 37413) filed with the SEC on July 5, 2016).

2.1
2016 Note Indenture (Incorporated by reference to Exhibit 99.2 to the Company's report on Form 6-K (No. 001-37413) originally furnished to the SEC on October 17, 2016 and deemed filed under the Exchange Act).

2.2
2016 Note Purchase Agreement (Incorporated by reference to Exhibit 99.2 to the Company's report on Form 6-K (No. 001-37413) originally furnished to the SEC on October 17, 2016 and deemed filed under the Exchange Act).

2.3
AMCo Note Purchase Agreement (Incorporated by reference to Exhibit 99.11 to the Company's report on Form 6-K (No. 001-37413) originally furnished to the SEC on October 30, 2015 and deemed filed under the Exchange Act).

2.4
AMCo Note Indenture Agreement (Incorporated by reference to Exhibit 99.9 to the Company's report on Form 6-K (No. 001-37413) originally furnished to the SEC on October 30, 2015 and deemed filed under the Exchange Act).

2.5
AMCo Note Supplemental Indenture (Incorporated by reference to Exhibit 99.10 to the Company's report on Form 6-K (No. 001-37413) originally furnished to the SEC on October 30, 2015 and deemed filed under the Exchange Act).

2.6
Extended Bridge Loan Agreement (Incorporated by reference to Exhibit 99.7 to the Company's report on Form 6-K (No. 001-37413) originally furnished to the SEC on October 30, 2015 and deemed filed under the Exchange Act).

2.7
Amendment No. 1 to the Extended Bridge Loan Agreement (Incorporated by reference to Exhibit 99.8 to the Company's report on Form 6-K (No. 001-37413) originally furnished to the SEC on October 30, 2015 and deemed filed under the Exchange Act).

2.8
Existing Credit Agreement (Incorporated by reference to Exhibit 99.5 to the Company's report on Form 6-K (No. 001-37413) originally furnished to the SEC on October 30, 2015 and deemed filed under the Exchange Act).

2.9
Governance Agreement (Incorporated by reference to Exhibit 99.3 to the Company's report on Form 6-K (No. 001-37413) originally furnished to the SEC on October 30, 2015 and deemed filed under the Exchange Act).

2.11	Covis Note Purchase Agreement (Incorporated by reference to Exhibit 99.19 to the Company's Registration Statement (No. 001-37413) originally filed on Form 40-F with the SEC on June 1, 2015).
2.12	Covis Note Indenture
4.1
Concordia International Corp. Long-Term Incentive Plan (Incorporated by reference to Exhibit 4.2 to the Company's Form S-8 Registration Statement (No. 333-209498) originally filed on Form S-8 with the SEC on February 12, 2016).

4.2
Concordia International Corp. 2013 Stock Option Plan, as amended (Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement (No. No. 333-209498) originally filed on Form S-8 with the SEC on February 12, 2016).

4.3	Employment Agreement, dated April 26, 2017, between Concordia International Corp. and David Price
4.4	Employment Agreement, dated November 1, 2016, as amended on December 5, 2016, between Concordia International Corp. and Allan Oberman
4.5
Asset Purchase Agreement by and between Eisai, Inc. and Concordia Pharmaceuticals Inc. dated as of September 3, 2014 (Incorporated by reference to Exhibit 99.14 to the Company's Registration Statement (No. 001-37413) originally filed on Form 40-F with the SEC on June 1, 2015).

4.6
Registration Rights Agreement (Incorporated by reference to Exhibit 99.4 to the Company's report on Form 6-K (No. 001-37413) originally furnished to the SEC on October 30, 2015 and deemed filed under the Exchange Act).

8.1	Significant Subsidiaries

[130]

11.1	Code of Conduct
11.2	Audit Committee Charter
11.3	Human Resources and Compensation Committee Charter
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

[131]

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Concordia International Corp.

DATED: March 8, 2018

By:    /s/David Price
David Price
Chief Financial Officer

[132]

Consolidated Financial Statements of
Concordia International Corp.
December 31, 2017, 2016 and 2015

[F-1]

[F-2]

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Concordia International Corp. ("Concordia", or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Concordia’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2017. Concordia’s management used criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Concordia’s internal control over financial reporting. Based on management’s assessment, management concluded that Concordia’s internal control over financial reporting was effective as at December 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report which appears herein.

March 8, 2018

[F-3]

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Concordia International Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Concordia International Corp. and its subsidiaries (together, the Company) as of December 31, 2017 and 2016, and the related consolidated statements of loss, comprehensive loss, changes in (deficit) equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 and its financial performance and cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial doubt about the Company’s ability to continue as a going concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has commenced a court proceeding under the Canada Business Corporation Act (CBCA) to restructure certain debt obligations. The commencement of the CBCA proceedings has resulted in events of default under certain of the Company’s credit facilities and a termination event under the cross currency swap agreement, which defaults are subject to the stay of proceedings granted by the court. These events raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 8, 2018

We have served as the Company’s auditor since 2015.

[F-5]

Concordia International Corp.
Consolidated Balance Sheets
(Stated in thousands of U.S. Dollars, except where otherwise stated)

As at	Dec 31, 2017	Dec 31, 2016
Assets
Current
Cash and cash equivalents	327,030	397,917
Accounts receivable (Note 6)	146,028	182,492
Inventory (Note 7)	76,716	92,807
Prepaid expenses	6,415	6,837
Income taxes recoverable (Note 12)	872	4,417
Interest receivable (Note 13)	—	20,444
Other current assets	10,547	9,110
	567,608	714,024
Intangible assets (Notes 5 & 8)	1,503,878	2,279,720
Goodwill (Notes 9)	244,957	707,930
Fixed assets	3,426	5,366
Deferred income tax assets (Note 12)	2,466	979
Derivative financial instruments (Note 13)	—	23,555
Total Assets	2,322,335	3,731,574

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	201,913	169,493
Provisions (Note 11)	34,096	27,234
Income taxes payable (Note 12)	50,311	45,801
Current portion of long-term debt (Note 14)	3,688,418	76,492
Current portion of purchase consideration payable (Note 21)	1,835	104,039
Cross currency swap liability (Note 13)	114,431	—
	4,091,004	423,059
Long-term debt (Note 14)	—	3,469,285
Purchase consideration payable (Note 21)	6,549	7,505
Deferred income tax liabilities (Note 12)	135,119	181,238
Derivative financial instruments (Note 13)	—	27,854
Other liabilities	176	206
Total Liabilities	4,232,848	4,109,147

Shareholders' Deficit
Share capital (Note 15)	1,283,083	1,277,175
Contributed surplus	52,757	49,949
Accumulated other comprehensive loss	(294,745)	(343,824)
Deficit	(2,951,608)	(1,360,873)
Total Shareholders' Deficit	(1,910,513)	(377,573)
Total Liabilities and Shareholders' Deficit	2,322,335	3,731,574
Realignment of Capital Structure and Going Concern (Note 2)
Commitments and Contingencies (Note 19)
Subsequent Events (Note 28)

Approved and authorized for issue by the Board of Directors on March 7, 2018.

''Rochelle Fuhrmann''	''Allan Oberman''
Director (Signed)	Director (Signed)

The accompanying notes are an integral part of these consolidated financial statements.

[F-6]

Concordia International Corp.
Consolidated Statements of Loss
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	For the year ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Revenue (Note 11)	626,169	816,159	394,224
Cost of sales (Notes 7 & 25)	190,632	221,202	94,294
Gross profit	435,537	594,957	299,930

Operating expenses (Note 25)
General and administrative	50,690	56,455	29,697
Selling and marketing	38,266	51,133	23,486
Research and development	31,482	40,637	14,992
Acquisition related, restructuring and other	46,778	35,968	57,207
Share-based compensation (Note 17)	8,711	30,753	16,198
Initial exchange listing expenses	—	—	1,051
Amortization of intangible assets (Note 8)	226,425	182,819	75,810
Impairments (Notes 8 & 9)	1,194,765	1,132,243	—
Depreciation expense	1,962	1,939	477
Fair value (gain) loss	1,406	(8,929)	561
Litigation settlements (Note 19)	—	14,246	—
Total operating expenses	1,600,485	1,537,264	219,479

Operating income (loss) from continuing operations	(1,164,948)	(942,307)	80,451

Other income and expense
Interest and accretion expense (Note 14)	506,794	300,690	129,195
Interest income (Note 13)	(61,302)	(21,671)	(311)
Fair value (gain) loss on derivative financial instruments (Note 13)	109,580	2,620	—
Gain on debt settlement (Note 14)	(21,188)	—	—
Foreign exchange (gain) loss	1,551	(3,626)	4,056
Unrealized foreign exchange (gain) loss (Note 13)	(72,891)	128,574	—
Loss from continuing operations before tax	(1,627,492)	(1,348,894)	(52,489)

Income taxes (Note 12)
Current	18,491	36,846	8,858
Deferred	(55,248)	(71,647)	(31,922)
Net loss from continuing operations	(1,590,735)	(1,314,093)	(29,425)

Net loss from discontinued operations (Note 26)	—	(1,601)	(2,143)
Net loss for the year	(1,590,735)	(1,315,694)	(31,568)

Loss per share, from continuing operations (Note 16)
Basic loss per share	(31.10)	(25.76)	(0.81)
Diluted loss per share	(31.10)	(25.76)	(0.81)

Loss per share, including discontinuing operations (Note 16)
Basic loss per share	(31.10)	(25.79)	(0.87)
Diluted loss per share	(31.10)	(25.79)	(0.87)

The accompanying notes are an integral part of these consolidated financial statements.

[F-7]

Concordia International Corp.
Consolidated Statements of Comprehensive Loss
(Stated in thousands of U.S. Dollars, except where otherwise stated)

	For the year ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Loss for the year	(1,590,735)	(1,315,694)	(31,568)

Other comprehensive income (loss), net of tax
Amounts that will be reclassified to net loss
Cumulative translation adjustment	97,714	(343,529)	(136,473)
Net investment hedge of GBP denominated loans (net of taxes of $(8,126) (2016 - $15,955; 2015 - $4,796))	(50,196)	105,559	32,454
Derivative financial instruments (net of taxes) (Note 13)	1,561	(1,561)	—
Other comprehensive income (loss) for the year, net of tax	49,079	(239,531)	(104,019)
Total comprehensive loss for the year	(1,541,656)	(1,555,225)	(135,587)

The accompanying notes are an integral part of these consolidated financial statements.

[F-8]

Concordia International Corp.
Consolidated Statements of Changes in (Deficit) Equity
(Stated in thousands of U.S. Dollars, except where otherwise stated)

	Share Capital
	Number of Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings/(Deficit)	Total Shareholders' Equity/ (Deficit)
Balances, January 1, 2015	28,861,239	247,035	5,028	(274)	5,761	257,550
Issuance of Common Stock	20,896,708	1,015,234	—	—	—	1,015,234
Dividends (Note 15)	—	—	—	—	(11,720)	(11,720)
Exercise of share based compensation	1,236,450	12,203	(6,563)	—	—	5,640
Share based compensation expense (Note 17)	—	—	16,248	—	—	16,248
Taxes for share based compensation	—	—	8,843	—	—	8,843
Net loss for the year	—	—	—	—	(31,568)	(31,568)
Net investment hedge of GBP denominated loans (net of taxes of $4,796)	—	—	—	32,454	—	32,454
Cumulative translation adjustment	—	—	—	(136,473)	—	(136,473)
Balances, December 31, 2015	50,994,397	1,274,472	23,556	(104,293)	(37,527)	1,156,208

Dividends (Note 15)	—	—	—	—	(7,652)	(7,652)
Exercise of share based compensation	95,159	2,703	(2,619)	—	—	84
Share based compensation expense (Note 17)	—	—	30,753	—	—	30,753
Taxes for share based compensation	—	—	(1,741)	—	—	(1,741)
Net loss for the year	—	—	—	—	(1,315,694)	(1,315,694)
Net investment hedge of GBP denominated loans (net of taxes of $15,955)	—	—	—	105,559	—	105,559
Derivative financial instruments (net of taxes) (Note 13)	—	—	—	(1,561)	—	(1,561)
Cumulative translation adjustment	—	—	—	(343,529)	—	(343,529)
Balances, December 31, 2016	51,089,556	1,277,175	49,949	(343,824)	(1,360,873)	(377,573)

[F-9]

Concordia International Corp.
Consolidated Statements of Changes in (Deficit) Equity
(Stated in thousands of U.S. Dollars, except where otherwise stated)

	Share Capital
	Number of Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings/(Deficit)	Total Shareholders' Equity/ (Deficit)
Exercise of share based compensation	193,345	5,908	(5,908)	—	—	—
Share based compensation expense (Note 17)	—	—	8,716	—	—	8,716
Net loss for the year	—	—	—	—	(1,590,735)	(1,590,735)
Net investment hedge of GBP denominated loans (net of taxes of ($8,126))	—	—	—	(50,196)	—	(50,196)
Derivative financial instruments (net of taxes) (Note 13)	—	—	—	1,561	—	1,561
Cumulative translation adjustment	—	—	—	97,714	—	97,714
Balances, December 31, 2017	51,282,901	1,283,083	52,757	(294,745)	(2,951,608)	(1,910,513)

The accompanying notes are an integral part of these consolidated financial statements.

[F-10]

Concordia International Corp.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. Dollars, except where otherwise stated)

	For the year ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Cash flows from operating activities
Net loss from continuing operations	(1,590,735)	(1,314,093)	(29,425)
Adjustments to reconcile net loss to net cash flows from operating activities:
Interest and accretion expense (Notes 14)	506,794	300,690	129,195
Interest income (Note 13)	(61,302)	(21,671)	(311)
Depreciation and amortization (Note 8)	228,387	184,758	76,287
Share based compensation expense (Note 17)	8,711	30,753	16,198
Non-cash inventory fair value adjustments (Note 7)	311	21,412	33,932
Fair value (gain) loss (Note 21)	1,406	(8,929)	(99)
Impairments (Notes 8 & 9)	1,194,765	1,132,243	—
Income tax expense (recovery) (Note 12)	(36,757)	(34,801)	(23,064)
Realized loss on foreign exchange forward contract	—	—	5,126
Fair value (gain) loss on derivative financial instruments (Note 13)	109,580	2,620	—
Gain on debt settlement (Note 14)	(21,188)	—	—
Unrealized foreign exchange (gain) loss	(72,891)	128,574	—
Contingent consideration paid (Note 21)	(10,348)	(4,037)	—
Income taxes paid	(23,116)	(20,283)	(16,220)
Income tax refunds	4,933	—	—
Other non-cash items	2,169	1,177	338
Changes in non-cash working capital (Note 27)	42,440	6,088	(67,535)
Cash flows from operating activities - continuing operations	283,159	404,501	124,422
Cash flows from operating activities - discontinued operations	—	3,789	(2,417)
Net cash flows from operating activities	283,159	408,290	122,005
Cash flows used in investing activities
Purchase consideration paid	—	(30,677)	(3,807,160)
Purchase of fixed assets and development costs	(2,469)	(1,881)	(2,048)
Proceeds from sale of assets	1,108	—	10,000
Interest earned	824	966	—
Net cash flows used in investing activities	(537)	(31,592)	(3,799,208)
Cash flows (used in) from financing activities
Proceeds from credit facilities (Note 14)	—	350,000	4,154,500
Deferred financing costs paid	—	(20,275)	(203,032)
Proceeds from exercise of options	—	84	6,233
Repayment of long-term debt (Note 14)	(57,279)	(18,193)	(880,104)
Proceeds from issuance of common shares	—	—	805,140
Equity issuance costs paid	—	—	(21,289)
Loss on foreign exchange forward contract	—	—	(5,126)
Contingent consideration paid (Note 21)	(97,420)	(143,170)	(4,074)
Interest paid (Notes 13 & 14)	(294,297)	(251,734)	(42,878)
Interest received (Note 13)	76,616	—	—
Dividends paid	—	(11,477)	(10,060)
Net cash flows (used in) from financing activities	(372,380)	(94,765)	3,799,310
Net change in cash and cash equivalents	(89,758)	281,933	122,107
Effects of exchange rate changes on cash and cash equivalents	18,871	(39,464)	(9,429)
Cash and cash equivalents, beginning of year	397,917	155,448	42,770
Cash and cash equivalents, end of year	327,030	397,917	155,448
The accompanying notes are an integral part of these consolidated financial statements.

[F-11]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

1. Description of Business and General Information

Concordia International Corp. (the “Company”, “Concordia”, and together with its subsidiaries, the “Group”) is an international specialty pharmaceutical company, owning or licensing, through its subsidiaries, a diversified portfolio of branded and generic prescription products. Concordia changed the composition of its business segments during the period ended March 31, 2017 from three to two reportable segments, which currently consist of Concordia North America and Concordia International, as well as a Corporate cost centre.
The Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. During the period ended March 31, 2017, the Company aggregated its segments to include Orphan Drugs and Concordia North America into one reportable segment also named Concordia North America. Concordia North America operations are conducted through Concordia Pharmaceuticals Inc., S.à R.L. ("CPI") and Concordia Laboratories Inc., S.à R.L. ("CLI"). CPI has a portfolio of branded products and authorized generic contracts. CLI owns Photofrin®, for the treatment of certain forms of rare cancer. CLI is currently focusing on the use of Photofrin® for the treatment of lung cancer in line with its approved indications.
The Concordia International segment operations are conducted through Concordia Investments (Jersey) Limited and certain of its subsidiaries (“Concordia International”). Concordia International is an international specialty pharmaceutical business, owning or licensing a diversified portfolio of branded and generic prescription products, which are sold to wholesalers, hospitals and pharmacies in over 90 countries.
Both the Concordia North America and Concordia International segments have products manufactured and sold through an outsourced production and distribution network and marketed internationally through a combination of direct sales and local partnerships, except for Photofrin® distribution in the United States, which is completed by an affiliate of the Company. Manufacturing is outsourced to a network of contract manufacturers.
The Corporate cost centre consists of centralized costs incurred by the Company, as ultimate parent company of the Group.
Concordia's business does not experience a significant amount of seasonal variation in demand.
The Company’s shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “CXR” and are listed for trading on the NASDAQ Global Select Market® under the symbol “CXRX”.
The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.
These consolidated financial statements include trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in these financial statements may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in these consolidated financial statements are the property of their respective owners.

[F-12]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

2. Realignment of Capital Structure and Going Concern
During the 2017 fiscal year, the Company announced as part of its long-term strategy an objective to realign its capital structure, which includes an intention to significantly reduce the Company’s existing secured and unsecured debt obligations. On October 20, 2017, as part of the Company’s efforts to realign its capital structure, the Company and one of its wholly-owned direct subsidiaries commenced a court proceeding under the Canada Business Corporation Act ("CBCA"). The CBCA is a Canadian corporate statute that includes provisions that allow Canadian corporations to restructure certain debt obligations, and is not a bankruptcy or insolvency statute. The preliminary interim order issued by the Ontario Superior Court of Justice (the "Court") provides a stay of proceedings against any third party that is party to, or a beneficiary of, any loan, note, commitment, contract or other agreement with the Company or any of its subsidiaries, including the Company's debtholders, from exercising any rights or remedy or any proceeding, including, without limitation, terminating, demanding, accelerating, setting-off, amending, declaring in default or taking any other action under or in connection with any loan, note, commitment, contract, or other agreement of the Company and its subsidiaries on the terms set out in the Court order.
In connection with the Company's efforts to realign its capital structure and as contemplated by the CBCA proceedings, the Company has elected to not make scheduled payments on the following debt obligations: payments under its 7% unsecured senior notes (Note 14 (d)); payments under its 9.5% unsecured senior notes (Note 14 (c)); and payments under its unsecured extended equity bridge facility (Note 14 (b)). In addition, as part of the CBCA proceedings, the Company has terminated the $200 million revolving facility under the Concordia International Credit Agreement (as defined herein), that was not drawn at the time of the commencement of the CBCA proceedings. During the CBCA proceedings, the Company has been, and intends to, continue to make scheduled ordinary course interest and principal payments under its secured debt facilities (Note 14 (a) and (e)), as applicable. Refer to Note 14 for additional details associated with events of default applicable under certain of the Company's credit facilities. On November 9, 2017, the Company entered into an agreement to settle its $34 million equity bridge facility at a discounted amount (Note 14 (b)).
The commencement of the CBCA proceedings resulted in an event of default under the Concordia International Credit Agreement, the indentures governing the Company's 9% senior secured notes and 9.5% unsecured notes and the cross currency swap agreements ("Currency Swaps"), which defaults are subject to the stay of proceedings granted by the Court. As a result of the foregoing events of default, a cross default was triggered under the indenture governing the 7% unsecured senior notes and the extended bridge facility, however any demand for payment of this debt has been stayed by the preliminary interim order granted by the Court in the CBCA proceedings. As a result of these events all debt arrangements are presented as current liabilities. On October 20, 2017, the Company was notified by the counterparty to the Currency Swaps that one or more events of default occurred under the swap agreements as a result of the Company obtaining a preliminary interim order from the Court pursuant to the arrangement provisions of the CBCA. As a result of the foregoing, the counterparty to the Currency Swaps designated October 23, 2017 as the early termination date with respect to all transactions under the Currency Swaps. During the CBCA proceedings, the Company has been and intends to continue to make interest payments on the termination amount of the Currency Swaps, pursuant to the terms of the termination agreement between the Company and the counterparty.
Future liquidity and operations of the Company are dependent on the ability of the Company to restructure its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. If the Company does not complete the realignment of its capital structure through the CBCA process described above, it will be necessary to pursue other restructuring strategies, which may include, among other alternatives, proceedings under the Companies Creditors Arrangement Act and / or a filing under the United States Bankruptcy Code. The Company may not be able to restructure and reduce its debt obligations and this results in a material uncertainty that may cast significant doubt upon the Company’s ability to continue as a going concern.
These financial statements have been prepared on a going concern basis, which asserts the Company has the ability in the near term to continue to realize its assets and discharge its liabilities and commitments in a planned manner giving consideration to the above and expected possible outcomes. Conversely, if the going concern assumption is not appropriate, adjustments to the carrying amounts of the Company's assets, liabilities, revenues, expenses and balance sheet classifications may be necessary, and these adjustments could be material.

[F-13]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As of December 31, 2017, the Group’s liquidity primarily consisted of approximately $327 million (2016 - $398 million) of cash and cash equivalents. During the CBCA process, the Company intends to continue to operate its business and satisfy its obligations to its service providers, suppliers, contractors and employees in the ordinary course of business.
3. Significant Accounting Policies

(a)	Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments that are measured at fair value, as described in (n) and (p) below. The accounting policies have been consistently applied throughout the year unless otherwise stated.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency.

(b)	Basis of Consolidation

The wholly owned subsidiaries of the Company are consolidated to produce the financial results for the consolidated corporation. All intercompany transactions, balances, income and expenses on transactions between the subsidiaries are fully eliminated. Profits and losses resulting from intercompany transactions that were recognized are also fully eliminated.

These consolidated financial statements include the following wholly owned material subsidiaries of the Company: CLI, CPI, Concordia Financing (Jersey) Limited, Concordia Investments (Jersey) Limited, Amdipharm Holdings S.à R.L., Amdipharm AG, Amdipharm BV, Amdipharm Limited, Amdipharm Mercury Holdco UK Ltd., Amdipharm Mercury UK Ltd., Concordia Holdings (Jersey) Limited, Amdipharm Mercury International Limited, Concordia Investment Holdings (UK) Limited, Mercury Pharma Group Ltd., Abcur AB, Concordia International Rx (UK) Limited, Focus Pharma Holdings Limited, Focus Pharmaceuticals Limited, Mercury Pharma (Generics) Ltd., Mercury Pharmaceuticals (Ireland) Ltd., Mercury Pharma International Ltd., and Mercury Pharmaceuticals Ltd.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those followed by other members of the Company.

(c)	Comparative Financial Information

Certain prior period balances have been re-classified to conform with the current period financial statement presentation.

(d)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.

The chief operating decision maker (“CODM”), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of the Company.

[F-14]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(e)	Business Combinations

Acquisitions have been accounted for as business combinations using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are recognized in income and comprehensive income as incurred. At the acquisition date, the identifiable assets acquired and the liabilities assumed are initially recognized at their fair value.

Goodwill is measured as the excess of the sum of the consideration transferred and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Changes in fair value that are not considered measurement adjustments are recognized through the consolidated statement of loss. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

Contingent consideration that is classified as a financial asset or a financial liability is remeasured at subsequent reporting dates, with the corresponding gain or loss being recognized in the consolidated statement of loss.

(f)	Foreign Currency Translation

The Company’s consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency. Each entity in the Group determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency. All of the Company’s significant subsidiaries report in U.S dollars with the exception of Concordia International and its subsidiaries which report primarily in Great British Pounds and certain others in Indian Rupees, Euros, South African Rand, United Arab Emirates Dirham, Hong Kong Dollars, Australian Dollars and Swedish Krona. Transactions in foreign currencies are initially recorded at the functional currency rate of exchange prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange prevailing at the balance sheet dates. All differences are taken to the consolidated statements of loss. Non-monetary items measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates in effect at the date when the fair value was determined.

The assets and liabilities of foreign operations are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet dates, and their consolidated statements of loss are translated at exchange rates prevailing at the average exchange rate for the period. The exchange differences arising on the translation are taken directly to a separate component of equity (accumulated other comprehensive income (loss)). On disposal or dissolution of a foreign operation, the deferred cumulative amount recognized in equity relating to the particular foreign operation is recognized in the consolidated statements of loss.

[F-15]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(g)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held with financial institutions and other short-term, highly liquid investments with maturities of three months or less that are readily convertible to cash and which are subject to an insignificant risk of changes in value.

Cash equivalents as at December 31, 2017 includes deposits held with major financial institutions of $73,712 (2016 - $305,980).

(h)	Inventory

Inventories consist of raw materials, work-in-progress and finished goods. Inventory, other than inventory acquired through a business combination, is valued at the lower of cost based on weighted average cost and net realizable value. Net realizable value is the estimated selling prices less applicable selling expenses and costs to complete the sale. If the carrying value exceeds the net realizable value, a write-down is recognized. A reserve is taken on inventory for quantities not expected to be consumed. This reserve offsets the inventory balance. Inventories acquired through business combinations are initially recognized at fair value.

(i)	Intangible assets

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. The assets are amortized using the straight line method over their estimated useful life, or using a declining balance approach if more appropriate based on the pattern in which the assets future economic benefits are expected to be consumed by the Company. The declining balance rate used by the Company for certain acquired product rights ranges between 10% and 50% annually. Amortization recorded on all other intangibles applied on a straight line basis is as follows:

Acquired product rights and manufacturing processes	7-35 years
Intellectual property	20 years
Customer list	4 years
Supplier contracts	5 years
Distribution contracts	5 years
Software and other intangibles	3-5 years

The estimated useful life is reviewed at the end of each reporting period with the effect of any changes in estimate being accounted for on a prospective basis.

In-process research & development ("IPR&D") acquired in a business combination is capitalized as an indefinite-lived intangible asset and accordingly is not amortized, but is tested for impairment on an annual basis or more frequently if there are indications that IPR&D may be impaired. When IPR&D is completed, the asset will be assigned a useful life and amortized, or when abandoned, written off as an impairment. Indefinite life intangible assets, including IPR&D, are measured at cost less accumulated impairment losses.

Costs incurred on development projects are recognized as intangible assets when technical feasibility has been met, management resources and intention to develop are committed, expenditures can be measured reliably and there is an expectation of future economic benefits. Other development expenditures are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Intellectual property acquired in a business combination is recognized separately as an intangible asset if it meets the definition of an intangible asset in accordance with IAS 38 and its fair value can be measured reliably.

[F-16]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

All development costs with a finite useful life that have been capitalized are amortized from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit.

(j)	Goodwill

Goodwill represents the excess fair value of consideration transferred over the fair value of the underlying net assets in a business combination, and is measured at cost less accumulated impairment losses. Goodwill is not amortized, but is tested for impairment on an annual basis or more frequently if there are indications that goodwill may be impaired. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash generating units (“CGU”) or group of CGU's, that are expected to benefit from the synergies of the acquisitions. If the recoverable amount of the CGU or group of CGU's is less than the carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to other assets of the CGU or group of CGU's.

(k)	Impairment of Non-Financial Assets

The Company reviews assets such as property and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Intangible assets with indefinite lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired.

For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Recoverable amount is the higher of an asset’s fair value less the cost of disposal and value in use, (being the present value of the expected future cash flows of the relevant asset or CGU), as determined by management.

Any impairment losses are recognized immediately in the consolidated statement of loss and comprehensive loss. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

(l)	Provisions

Provisions are recognized when present (legal or constructive) obligations as a result of a past event will lead to a probable outflow of economic resources and amounts can be estimated reliably. Provisions are measured at management’s best estimate of the expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are more prevalent within the Concordia North America segment when compared to the Concordia International segment. The provision level is also subject to factors such as product mix and customer mix which may result in higher levels of gross to net adjustment. Refer to Note 4, which provides further detail regarding the estimates involved in making provisions.

The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. In those cases where the possible outflow of economic resources as a result of present obligations is considered remote, no liability has been recognized.

(m)	Net Investment Hedge

The Company has designated its Great British Pounds ("GBP" or "£") denominated term loan (refer to Note 14) as a net investment hedge with its investment in Concordia International as this loan was entered into

[F-17]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

at the time of the acquisition of the Concordia International segment and formed part of the consideration transferred. This term loan is carried at amortized cost, however foreign currency translation adjustments of the financial liability are recorded in other comprehensive loss at each reporting period on a net of tax basis, along with the associated cumulative translation adjustment associated with the hedged investment. There have been no amounts recorded in the consolidated statement of loss with respect to ineffective portions of the hedge or subsequent changes from the initial designation of the net investment hedge.

(n)	Derivative Financial Instruments

The Company's derivative financial instruments related to Currency Swaps that were terminated effective October 23, 2017 (refer to Note 13). Prior to termination the Currency Swaps were carried at fair value. The Company does not hold derivative financial instruments for trading or speculative purposes. The Company had designated certain cross currency swap agreements as qualifying hedging instruments and accounted for them as cash flow hedges pursuant to IAS 39, "Financial Instruments: Recognition and Measurement." These instruments subsequently became ineffective and therefore the Company no longer applied hedge accounting. The Company also had cross currency swap agreements where hedge accounting had not been applied.
Changes in the fair value of derivative financial instruments are reported in the consolidated statement of loss, except for foreign currency cash flow hedges that meet the conditions for hedge accounting. The portion of the gain or loss on the hedging instruments that are determined to be an effective hedge are recognized directly in other comprehensive loss, and the ineffective portion in the consolidated statement of loss. Gains or losses recognized in other comprehensive income are subsequently recognized in the statement of loss in the same period in which the hedged underlying transaction or firm commitment is recognized in the consolidated statement of loss.
In order to qualify for hedge accounting, the Company is required to document, at the inception of the hedge, the relationship between the item being hedged and the hedging instrument. The Company is also required to document and demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is performed at the end of each reporting period to ensure that the hedge remains highly effective.

(o)	Income Taxes

Income taxes are comprised of current and deferred taxes. These taxes are accounted for using the liability method.

Current tax is recognized in connection with income for tax purposes, unrealized tax benefits, excluding interest in respect thereof, and the recovery of tax paid in a prior period. The determination of income for tax purposes requires interpretation of the relevant rules and judgment, therefore an unrealized tax benefit may arise in connection with taxation years that have not yet been reviewed by the relevant tax authority. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Current tax is measured at the tax rate applicable to the taxation period during which the income for tax purposes arose.

Deferred tax is recognized on the difference between the carrying amount of an asset or a liability, as reflected in the financial statements, and the corresponding tax base, used in the computation of income for tax purposes (“temporary difference”). A deferred tax liability is generally recognized for any temporary difference in respect of an asset where the carrying amount exceeds the tax base and in respect of a liability where the tax base exceeds the carrying amount. A deferred tax asset is generally recognized for any temporary difference in respect of an asset where the tax base exceeds the carrying amount, in respect of a liability where the carrying amount exceeds the tax base and to the extent that it is probable that income for tax purposes will be available from which the temporary difference can be deducted. Deferred tax is not recognized if a temporary difference arises in connection with goodwill or the initial recognition (other than

[F-18]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

in a business combination) of an asset or liability in a transaction that affects neither income for tax purposes nor income for accounting purposes.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient income for tax purposes will be available from which the temporary difference can be deducted. Deferred taxes are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that are enacted or substantively enacted during the reporting period and reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to realize the asset or settle the liability that gave rise to the temporary difference.

Income taxes are recognized in the consolidated statement of loss, except when they relate to an item that is recognized in other comprehensive loss or directly in equity, in which case, the taxes are also recognized in other comprehensive loss or directly in equity, respectively. Where income taxes arise from the initial accounting for a business combination, these are included in the accounting for the business combination.

(p)	Financial Instruments

The Company classifies all financial instruments as held-to-maturity, available-for-sale, fair value through profit or loss (“FVTPL”), loans and receivables or other liabilities. Financial assets held-to maturity, loans and receivables and financial liabilities other than those classified as FVTPL, are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Financial liabilities are classified as either FVTPL or other financial liabilities. Financial liabilities are classified as FVTPL when the liability is either classified as held-for-trading or it is designated as FVTPL. A financial liability may be designated at FVTPL upon initial recognition if it forms part of a contract containing one or more embedded derivatives. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net income (loss). Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial liabilities are included in the initial carrying amount of the asset.

Financial assets and financial liabilities are recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the Company transfers substantially all risks and rewards of ownership or the contractual rights to the cash flows expire. Financial liabilities are derecognized when the obligation is discharged, cancelled or expired.

[F-19]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following table illustrates the classification and measurement of the Company’s financial instruments:

Financial Instruments	Loans and receivables at amortized cost	Other financial liabilities at amortized cost	FVTPL	Derivatives used for hedging - FVTPL	As at Dec 31, 2017
Cash and cash equivalents	327,030	—	—	—	327,030
Accounts receivable	146,028	—	—	—	146,028
Accounts payable and accrued liabilities	—	(201,913)	—	—	(201,913)
Provisions	—	(34,096)	—	—	(34,096)
Cross currency swap liability	—	(114,431)	—	—	(114,431)
Long-term debt	—	(3,688,418)	—	—	(3,688,418)
Purchase consideration payable	—	—	(8,384)	—	(8,384)
	473,058	(4,038,858)	(8,384)	—	(3,574,184)

Financial Instruments	Loans and receivables at amortized cost	Other financial liabilities at amortized cost	FVTPL	Derivatives used for hedging - FVTPL	As at Dec 31, 2016
Cash and cash equivalents	397,917	—	—	—	397,917
Accounts receivable	182,492	—	—	—	182,492
Interest receivable	20,444	—	—	—	20,444
Derivative contract assets	—	—	—	23,555	23,555
Accounts payable and accrued liabilities	—	(169,493)	—	—	(169,493)
Provisions	—	(27,234)	—	—	(27,234)
Long-term debt	—	(3,545,777)	—	—	(3,545,777)
Purchase consideration payable	—	(92,182)	(19,362)	—	(111,544)
Derivative contract liabilities	—	—	—	(27,854)	(27,854)
	600,853	(3,834,686)	(19,362)	(4,299)	(3,257,494)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

[F-20]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and

Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

Derivative contract liabilities are considered as Level 2 financial instruments in the hierarchy. Purchase consideration payables are considered as Level 2 and Level 3 financial instruments in the hierarchy.

(q)	Share-based Compensation

The Company has a stock option plan as described in Note 17 that allows for the issuance of stock options to employees, directors, officers, and others as determined by the Company’s board of directors (the “Board of Directors”). Under IFRS, each option installment is treated as a separate option grant with graded-vesting features, forfeitures are estimated at the time of grant and revised if actual forfeitures are likely to differ from previous estimates, and options granted to parties other than employees are measured at their fair value on the date goods or services are received. Over the vesting period of the option grants, the fair value is recognized as compensation expense and a related credit is recorded as reserve for share-based compensation. The reserve for share-based compensation is reduced as options are exercised through a credit to share capital. The consideration paid by option holders is credited to share capital when the options are exercised.

The Company has a long term incentive plan as described in Note 17. For each Restricted Share Unit (“RSU”), Deferred Share Unit (“DSU”) or Performance Based RSU (“Performance Based RSU”) granted under the long-term incentive plan, the Company recognizes an expense equal to the market value of a Concordia common share at the date of grant based on the number of RSUs, DSUs and Performance Based RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to reserve for share based compensation anticipated to be equity settled or a corresponding credit to a liability for those anticipated to be cash settled. Additional RSUs, DSUs or Performance Based RSUs are issued to reflect dividends declared on the common shares. Certain Performance Based RSUs are subject to market based vesting conditions and have been valued using a Monte Carlo valuation model. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs, DSUs or Performance Based RSUs that are expected to vest and, for RSUs, DSUs or Performance Based RSUs anticipated to be cash settled, changes in the market value of Concordia common shares. The effect of these changes is recognized in the period of the change. Vested RSUs, DSUs and Performance Based RSUs are settled either in Concordia common shares or in cash or a combination thereof at the discretion of the Company.

(r)	Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing the net income by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing the applicable net earnings by the sum of the weighted average number of shares outstanding during the year and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

(s)	Revenue Recognition

Revenue is recognized in the consolidated statement of loss when goods are delivered and title has passed, at which time all the following conditions are satisfied:

[F-21]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Company; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue represents the amounts receivable after the deduction of discounts, harmonized sales tax, value-added tax, other sales taxes, allowances given, provisions for chargebacks, other price adjustments and accruals for estimated future rebates and returns.

The Company operates in a number of different geographical segments, with different markets. Further detail by segment related to revenue recognition is described below:

Concordia North America segment

Revenue within the Concordia North America segment is primarily derived from two customer groups, those being wholesalers and Authorized Generic Partners (“AG Partners”). Revenue is recognized at the time of sale to the wholesaler and AG Partners as the following revenue recognition criteria have been met; 1) the wholesalers and AG Partners are responsible for setting their sales price to the final customer and collecting on their receivables; 2) the Company can reliably measure the amount of revenue to be recognized (this includes the impact of gross to net adjustments, including expected returns, wholesaler and retail inventory levels, prescription data, current market trends, competitor activity and historical experience); 3) the wholesalers and AG Partners are responsible for managing their customers; and 4) costs associated with the sale have been incurred at the time the product is sold to the wholesaler and the AG Partner. Revenue related to Photofrin® is concentrated primarily within the United States and operates through distributors. The point of revenue recognition is at the time the distributors receive the product. Revenue is recognized at this time as the distributor has no right of return, except for expired product (at which point they are entitled only to a replacement product), and full risk of ownership of the product has been transferred.

The Company also earns revenue from licensing and profit-sharing arrangements. Under these arrangements revenue is recognized on an accrual basis in accordance with the substance of the relevant agreement. Arrangements determined on a time basis are recognized on a straight-line basis over the period of the agreement. Arrangements that are based on production, sales and other measures are recognized by reference to the underlying arrangement.

Royalty income is recognized on an accrual basis in accordance with royalty agreements.

Concordia International segment

The Concordia International segment is similar to the Concordia North America segment, as revenue is recognized at the time of sale to the wholesalers, hospitals and pharmacies. The Concordia International segment is not subject to significant levels of gross to net adjustments. Revenue is recognized on either shipment or receipt by the customer depending on the contractual terms of the sales agreement.

(t)	Recent Accounting Pronouncements

The following pronouncements were issued by the International Accounting Standards Board ("IASB") or the IFRS Interpretations Committee. Those pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the summary below.

[F-22]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(i)	Recent accounting pronouncements not yet adopted

The following pronouncements have not yet been adopted by the Company and are being evaluated to determine the resultant impact, as summarized below.

Revenue Recognition

IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15"), provides a comprehensive five-step revenue recognition model for all contracts with customers. IFRS 15 will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts. The IFRS 15 revenue recognition model requires management to exercise significant judgment and make estimates that affect revenue recognition. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer. The standard permits either a full retrospective or a modified retrospective approach for the adoption. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

Management has assessed the effects of applying the new standard on the Company's financial statements and has identified the following areas that will be affected:

•
Accounting for variable consideration - IFRS 15 requires that the Company recognize revenue as performance obligations are satisfied to the extent there will not be a significant reversal in the future when the uncertainty surrounding any components of variable consideration is subsequently resolved. This has the potential to impact revenue recognition associated with the chargebacks, returns, rebates, prompt pay and other price adjustments components of contracts with the Company's customers. However, based on the analysis to date, it is assessed that variable consideration will not have a significant impact on the revenue recognition or measurement compared to current practice.

•
Accounting for sales to distributors - The Company currently recognizes certain revenue arrangements associated with sales to distributors using a ‘sell-through’ approach. Under the sell-through approach, revenue is not recognized until the product is sold to the end customer, either because inventory is on consignment at the distributor, or because the final selling price is not determinable until the product is sold to the end customer. Under IFRS 15, revenue is recognized upon the transfer of control to the customer, which requires the Company to apply judgment when determining at what point control has passed to the customer based on the indicators provided in the standard, which could impact the timing of revenue recognition. Based on the policies currently in place for revenue recognition and assessments undertaken to date, the Company has determined that there will not be a significant impact on the timing of revenue recognition for sell-through arrangements compared to current practice.

The new standard also introduces expanded disclosure requirements. These are expected to change the nature and extent of the Company’s disclosures about its contracts with customers and associated revenue recognition upon adoption of the new standard.

The Company will be adopting this standard using the modified retrospective approach.

[F-23]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Financial Instruments

The final version of IFRS 9, “Financial Instruments” (“IFRS 9”), was issued by the IASB in July 2014 and will replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces a model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially reformed approach to hedge accounting. The new single, principle-based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

The Company has reviewed its financial assets and financial liabilities with respect to new guidance under IFRS 9. Accordingly, the Company has determined the new guidance will not affect the classification and measurement of its financial assets. Additionally, the Company does not expect significant impact on the accounting for its financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and which are subject to fair value changes as a result of entity's own credit risk. Presently, the Company has purchase consideration payable that is designated at fair value through profit and loss, however these financial liabilities are not subject to significant entity's own credit risk. Under IFRS 9 guidance, fair value changes attributable to entity's own credit risk would require recognition in other comprehensive income.

The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortised cost, debt instruments measured at fair value through other comprehensive income, contract assets under IFRS 15, lease receivables, loan commitments and certain financial guarantee contracts. Based on the assessments undertaken to date, the Company does not expect a significant increase in the loss allowance for trade debtors.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Company’s disclosures about its financial instruments, particularly in the year of the adoption of the new standard.

The Company will adopt the standard on the effective date of January 1, 2018. The standard will be implemented following the specific transitional requirements listed in the standard related to classification and measurement, impairments and hedge accounting. This results in prospective application.

Financial Instruments Disclosures

IFRS 7, “Financial Instruments: Disclosures” (“IFRS 7”), has been amended by the IASB to require additional disclosures on transition from IAS 39 to IFRS 9. The amendment to IFRS 7 is effective for periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

Leases

IFRS 16, “Leases” (“IFRS 16”), sets out the principles for the recognition, measurement and disclosure of leases. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12-months, unless the underlying asset is of low value. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1,

[F-24]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

2019, with earlier application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements, however it does not expect the standard to have a significant impact due to the limited volume and magnitude of leases entered into by the Company.

Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23"). IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The IFRIC 23 interpretation specifically addresses whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.

(ii)	Recent accounting pronouncements adopted

The Company continues to monitor changes to IFRS, including the amendments to IAS 1, “Presentation of Financial Statements”, and has implemented applicable IASB changes to standards, new interpretations and annual improvements.
4. Critical Accounting Estimates and Judgments and Key Sources of Estimation Uncertainty

The preparation of the consolidated financial statements requires management to make a number of judgments, estimates and assumptions regarding recognition and measurement of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Information about the judgments, estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are discussed below.

Revenue Recognition

i.	Chargebacks

The provision for chargebacks is a significant and complex estimate used in the recognition of revenue. In the United States, the Company sells its products directly to wholesale distributors. The wholesale distributors sell directly to independent pharmacies, managed care organizations, hospitals and group purchasing organizations (“indirect customers”). The difference between what price the Company sells to the wholesaler and what price the wholesaler sells to the indirect customer is called a chargeback. The provision for chargebacks is based on the historical sales mix of the wholesalers for their government and retail customers. As sales are made to large wholesale customers, the Company continually monitors the provision for chargebacks and makes adjustments when it believes that actual chargebacks may differ from estimated provisions.

ii.	Returns

The provision for returns is a significant and complex estimate used in the recognition of revenue. The Company has a returns policy that allows wholesalers to return the product within a specified period prior to and subsequent to the expiration date. Provisions for returns are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. The Company estimates provisions for returns based upon historical experience, representing management’s best estimate. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future

[F-25]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

returns. The Company continually monitors provisions for returns and makes adjustments when it believes that actual product returns may differ from established reserves.

iii.	Rebates

The provision for rebates is a significant and complex estimate used in the recognition of revenue. Rebates are granted to healthcare authorities and under contractual arrangements with certain customers. Products sold in the United States are covered by various programs (such as Medicaid and Medicare) under which products are sold at a discount. The Company estimates its provisions for rebates based on current contractual terms and conditions as well as the historical experience, changes to business practices and credit terms. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future rebate liabilities. The Company continually monitors the provision for rebates and makes adjustments when it believes that actual rebates may differ from established provisions. All rebates are recognized in the period in which the underlying sales are recognized as a reduction of sales revenue.

iv.	Other price adjustments

The provision for other price adjustments is a significant and complex estimate used in the recognition of revenue. Other price adjustments are credits issued by the wholesaler to reflect various decreases in the selling price. The price that the Company sells to the wholesaler is called the Wholesale Acquisition Cost (or “WAC”). Decreases to WAC are discretionary decisions made by the wholesalers to reflect competitive market conditions. Amounts recorded for other price adjustments are based upon estimated decline in market prices. The Company regularly monitors these and other factors and re-evaluates the provision as additional information becomes available.

v.	Prompt pay

The provision for prompt pay is an estimate used in the recognition of revenue. Prompt pay are discounts offered to customers for making early payments on their invoices within a defined period of time, prior to the payment due date under the Company's normal payment terms. The Company estimates provisions for prompt pay based upon historical experience, representing management’s best estimate. The Company continually monitors provisions for prompt pay and makes adjustments when it believes that actual prompt pay discounts may differ from established reserves.

Share-based payments and compensation

The compensation expense related to share-based payments is determined using the Black-Scholes and Monte Carlo option pricing models. The assumptions used in the model are weighted average share price at the grant date, exercise price, volatility, dividend yield, expected option life, forfeiture rate and risk free interest rate.

Impairment of non-financial assets

The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. It also reviews annually non-financial assets with indefinite life for impairment. If the recoverable amount of the respective non-financial asset is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

Amortization of intangible and other assets

The amortization expense related to intangible and other assets is determined using estimates relating to the useful life of the related assets.

[F-26]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Change in estimate

During the first quarter of 2017, the Company assessed the use of the straight line amortization method for certain intangible assets within the Concordia North America segment and determined that, based on recent developments and historical patterns of economic consumption, these assets should be amortized based on a declining balance model.  Specifically, the Company determined that this method of amortization better reflects the pattern in which the assets future economic benefits are expected to be consumed by the Company, and that based on recent historical experience and knowledge about its intangible assets, this pattern can be determined reliably.

Within the Concordia International segment management reassesses the useful lives of the product rights that are impaired to align with the remaining economic life of those product rights.

Both of these changes in estimates resulted in an increase in amortization expense for the year ended December 31, 2017 of $95,192 (2016 - $nil).

Income taxes

The Company is subject to income taxes in numerous jurisdictions. The integrated nature of the Company’s global operations gives rise to many transactions in the ordinary course of business in respect of which the determination of income for tax purposes may be uncertain. The Company uses judgment to determine its income for tax purposes which may impact the recognized amount of assets or liabilities, the disclosure of contingent liabilities or the reported amount of revenue or expense during the reporting period. The Company evaluates these judgments based upon historical experience, current and expected future outcomes, third-party evaluations and various other assumptions believed to be reasonable in the circumstances.

The evaluation by the Company may result in an unrealized tax benefit in connection with taxation years that have not yet been reviewed by the relevant tax authority. The Company believes that the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which may otherwise result in uncertainty in the determination of income for tax purposes. The unrealized tax benefit is determined based on the Company’s estimate of the potential outcomes and is reviewed during each reporting period. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the finally determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.

A deferred tax asset is generally recognized for any temporary difference in respect of an asset where the tax base exceeds the carrying amount and to the extent that it is probable that income for tax purposes will be available from which the temporary difference can be deducted and in respect of a liability where the carrying amount exceeds the tax base. The amount of the deferred tax asset recognized could be reduced if income or temporary differences from which the asset can be deducted do not materialize, which might occur due to various factors, including adverse business conditions. The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient income for tax purposes will be available from which the temporary difference can be deducted. The magnitude of any reduction of the amount of any temporary difference recognized is significantly influenced by the Company’s forecast of income for tax purposes.

[F-27]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Accounting for acquisitions

The Company assesses whether an acquisition should be accounted for as an asset acquisition or a business combination under IFRS 3, "Business Combinations" ("IFRS 3"). This assessment requires management to make judgments on whether the assets acquired and liabilities assumed constitute a business as defined in IFRS 3 and if the integrated set of activities, including inputs and processes acquired, is capable of being conducted and managed as a business and the Company obtains control of the business. The Company’s acquisitions have been accounted for as business combinations.

Other areas of estimation include the determination and fair value measurement of the purchase price contingent consideration on business combinations, which includes the Company developing its best estimates under IFRS 13, "Fair Value Measurement" ("IFRS 13"), of projected earnings targets, the probability of the contingency being achieved, and the discount rate. Management is also required to make estimates of the fair value of assets acquired and liabilities assumed in business combinations.

Going Concern

The assessment of material uncertainties related to events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this assessment, management considers all relevant information, as described in Note 2 "Realignment of Capital Structure and Going Concern".
5. Acquisitions
Products Acquisition
On June 1, 2016, the Company, through wholly owned subsidiaries, completed the acquisition of four generic products and their associated global rights (the "Products Acquisition"). The products acquired included Sodium Feredetate oral solution for the treatment of anemia, Trazadone oral solution for the treatment of depression, and antihistamine Alimemazine oral solution and tablets. The Company paid £21 million, funded through cash on hand on closing of the Products Acquisition. In addition, £7 million in earn-out payments based on certain performance and supply targets were paid on February 6, 2017.
The purchase price allocation for the Products Acquisition, including the Company's valuation of intangible assets, was finalized during the second quarter of 2017. There was no final adjustment during the second quarter of 2017 to the valuation of intangible assets at the date of acquisition.
As a result of certain competitive market factors that arose subsequent to the date of acquisition impacting certain products acquired pursuant to the Products Acquisition, the Company recorded impairments totaling $17,515 during the second and fourth quarters of 2017. Refer to Note 8 for further details of these impairments.
Fair Value of Consideration Transferred

Cash purchase consideration paid	30,677
Purchase consideration payable	9,691
Total Consideration	40,368

[F-28]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Assets Acquired

The transaction has been accounted for as a business combination under the acquisition method of accounting. The following table summarizes the estimated fair values of the assets acquired as of the acquisition date.

	Amounts Recognized as of the Acquisition Date	Measurement period adjustments (c)	Amounts Recognized as of Jun 30, 2017
Acquired product rights (a)	37,011	73	37,084
Inventory (b)	3,357	(73)	3,284
Total fair value of consideration transferred	40,368	—	40,368
(a) Acquired product rights have expected useful lives of 7 years.
(b) Includes a non cash fair value increase to inventory of $3,080, of which $2,769 has been recorded in cost of sales during the year ended December 31, 2016 and $311 was recorded in cost of sales during the year ended December 31, 2017.
(c) The measurement period adjustments were made to reflect facts and circumstances existing as of the acquisition date, and did not result from intervening events subsequent to the acquisition date. During the measurement period, the Company recorded certain adjustments to the purchase price allocation including an increase to intangible assets of $73 and a decrease to acquired inventory of $73.
6. Accounts Receivable

As at	Dec 31, 2017	Dec 31, 2016
Accounts receivable	148,805	185,414
Allowance for doubtful accounts	(2,777)	(2,922)
Total	146,028	182,492
Bad debt write-offs of $2,202 were recorded during the year ended December 31, 2017 (2016 - $621; 2015 - $1,610).

An aging of accounts receivable balances past due but not impaired is as follows:

As at	Dec 31, 2017	Dec 31, 2016
Amounts past due (net of provision)
Past due 1 - 30 days	6,280	8,288
Past due 31 - 60 days	2,642	2,413
Past due 61 - 120 days	3,070	3,175
Past due more than 120 days	3,344	1,712
Total	15,336	15,588

Amounts past due represent accounts receivable past due based on the customer's contractual terms. The net amounts past due of approximately $15 million, which is equivalent to 11% of the net accounts receivable balance as at December 31, 2017, has been assessed for recoverability by the Company. The majority of this balance relates to customers with a long trading history with the Company, whereby no issues of collection are expected.

[F-29]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

7. Inventory

As at	Dec 31, 2017	Dec 31, 2016
Finished goods	65,852	73,325
Raw materials	23,842	30,776
Work in process	9,511	9,292
Obsolescence reserve	(22,489)	(20,586)
Total	76,716	92,807

Inventory costs charged to cost of sales during the year ended December 31, 2017 were $151,125 (2016 - $159,381; 2015 - $83,306), which includes $311 (2016 - $21,412; 2015 - $33,932) of non-cash fair value adjustments related to inventories acquired through business acquisitions. The Company increased its reserve for obsolete inventory by $1,903 during the year ended December 31, 2017.
8. Intangible Assets

	Acquired Product Rights and Manufacturing Processes	Intellectual Property	Distribution Contracts	Supplier Contracts	IPR&D	All Other Intangibles	Total
Balances, January 1, 2016	3,478,386	29,465	32,538	124,691	295,513	1,149	3,961,742
Additions	37,084	—	—	—	3,392	1,157	41,633
Measurement period adjustments	130,102	—	(970)	5,251	(150,686)	—	(16,303)
Dispositions	—	—	—	—	(1,103)	—	(1,103)
Transfer from IPR&D	4,235	—	—	—	(4,235)	—	—
Amortization	(149,827)	(1,640)	(6,034)	(24,900)	—	(418)	(182,819)
Impact of foreign exchange	(344,675)	—	(4,850)	(19,855)	(24,811)	(58)	(394,249)
Impairments	(1,070,711)	—	—	—	(58,470)	—	(1,129,181)
Balances, December 31, 2016	2,084,594	27,825	20,684	85,187	59,600	1,830	2,279,720

Additions	—	—	—	—	888	204	1,092
Dispositions	(748)	—	—	—	(37)	(40)	(825)
Transfer from IPR&D	2,422	—	—	—	(2,422)	—	—
Amortization	(194,703)	(1,640)	(5,718)	(23,405)	—	(959)	(226,425)
Impact of foreign exchange	115,760	—	1,717	7,023	10,833	270	135,603
Impairments	(625,694)	—	—	—	(59,593)	—	(685,287)
Balances, December 31, 2017	1,381,631	26,185	16,683	68,805	9,269	1,305	1,503,878

[F-30]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Impairment of intangible assets
In accordance with the Company's accounting policy, IPR&D is tested for impairment annually, and also when there is an indicator of impairment. The remaining intangible assets are tested for impairment when events or changes in business circumstances indicate that the carrying amount may not be recoverable.
Summary of impairments
For the year ended December 31, 2017 the Company recorded total impairment losses of $625,694 (2016 - $1,070,711; 2015 - $nil) with respect to acquired product rights and manufacturing processes and $59,593 with respect to IPR&D (2016 - $58,470; 2015 - $nil). Details of significant impairments are described below.
There have been no reversals of impairment losses or any previous impairments recorded with respect to acquired product rights and manufacturing processes intangible assets.
Impairments
Concordia North America
Fourth quarter of 2017
In the fourth quarter of 2017, management determined that certain triggering events had occurred with respect to Nilandron®, requiring management to perform a test for impairment. The triggering events included the impact of market conditions associated with the brand and the generic market and the resulting impact to the Company's forecasts. The Company recorded a $44,312 impairment with respect to Nilandron® using a fair value less costs of disposal model in the consolidated statement of loss. The carrying value of Nilandron® recorded as acquired product rights intangible assets was written down to $9,824 as at December 31, 2017.
The calculation of the recoverable amount was determined using discounted cash flow projections based on financial forecasts approved by management (level 3 of fair value hierarchy).
Key assumptions used are as follows:
•Discount Rate: 13%
•Estimated future product cash flows, including price and volume assumptions based on historical trends

Sensitivity analysis
An increase/decrease in the discount rate by 0.5% would increase/decrease the total impairment by $277 and $295, respectively.
A 0.5% increase/decrease to the terminal revenue growth assumptions would have the impact to decrease/increase the total impairment to by $132 and $124, respectively.
Second quarter of 2017
In the second quarter of 2017, management determined that certain triggering events had occurred with respect to Donnatal®, requiring management to perform a test for impairment. The triggering events included the launch of an additional competitive product in the market (refer to Note 19), as well as continued market share erosion from existing competition (refer to Note 19). The Company recorded a $106,887 impairment with respect to Donnatal® using a fair value less costs of disposal model in the consolidated statement of loss. The carrying value of Donnatal® recorded as acquired product rights intangible assets was written down to $162,836 as at June 30, 2017.
The calculation of the recoverable amount was determined using discounted cash flow projections based on financial forecasts approved by management (level 3 of fair value hierarchy).
Key assumptions used are as follows:
•Discount Rate: 13%

[F-31]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

•Estimated future product cash flows, including price and volume assumptions based on historical trends

Sensitivity analysis
An increase/decrease in the discount rate by 0.5% would increase/decrease the total impairment by $3,910 and $4,145, respectively.
A 0.5% increase/decrease to the terminal revenue growth assumptions would have the impact to decrease/increase the total impairment to by $1,808 and $1,705, respectively.
Fourth quarter of 2016
In the fourth quarter of 2016, management determined that certain triggering events had occurred with respect to seven North America segment products, Donnatal®, Plaquenil®, Uroxatral®, Dyrenium®, Dibenzyline®, Ulesifa® and Parnate® requiring management to perform a test for impairment. The triggering events included pricing pressure and increased competition resulting in a decreased forecast of future net cash inflows from previous budgets as well as notifications from the Company's AG Partner on certain market competitive pressures.
In relation to Donnatal®, based on key assumptions including market competitive pressures reducing revenue in future periods and an 11% discount rate, no impairment was required to the carrying value of the associated intangible asset.
For the remaining products the Company recorded impairments using a fair value less costs of disposal model in the statement of loss for the year ended December 31, 2016. The impairments recorded during the fourth quarter of 2016 and the resulting carrying values subsequent to the impairments were as follows:

	Impairment	Remaining Carrying Value as at Dec 31, 2016
Plaquenil®	219,354	47,089
Uroxatral®	38,544	20,567
Dyrenium®	23,056	19,621
Dibenzyline®	10,518	33,342
Parnate®	8,009	7,225
Ulesfia®	7,457	—
Key assumptions of the models are as follows:
•Discount rate: 11%
•Estimated product cash flows, including price and volume assumptions based on historical trends

[F-32]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following table presents a sensitivity analysis to show the impact on the impairments for changes in certain assumptions:

	Discount rate		Terminal revenue growth assumption
	+1%	-1%	+1%	-1%
Plaquenil®	1,537	(1,660)	(1,803)	1,946
Uroxatral®	588	(552)	(684)	641
Dyrenium®	697	(776)	(1,228)	1,350
Dibenzyline®	1,390	(1,529)	(1,290)	1,420
Parnate®	253	(234)	(280)	305
Ulesfia®	—	—	—	—
Second quarter of 2016
In the second quarter of 2016, management determined that certain triggering events had occurred with respect to two North America segment products, Nilandron® and Plaquenil®, requiring management to perform tests for impairment on these products. The triggering events included the July 2016 launch of a generic competitive product for Nilandron® and notification from the Company's AG Partner regarding market competitive pressure associated with sales volumes and pricing with respect to Plaquenil® AG.
The Company recorded a $306,189 impairment with respect to Nilandron® and a $260,887 impairment with respect to Plaquenil® in the statement of loss for the year ended December 31, 2016. The carrying value of Nilandron® and Plaquenil® recorded as acquired product rights intangible assets were written down to $60,654 and $271,263, respectively as at June 30, 2016.
Key assumptions used are as follows:
•Discount Rate: 10.4% to 11.4%
•Estimated product cash flows, including price and volume assumptions based on historical trends

Sensitivity analysis
An increase/decrease in the discount rate by 1% would have the impact to increase/decrease the total impairment to Nilandron® by $5,135 and $6,195, respectively, and Plaquenil® by $27,101 and $33,181, respectively.
A 1% increase/decrease to the terminal revenue growth assumptions would have the impact to decrease/increase the total impairment to Nilandron® by $5,435 and $4,510, respectively, and Plaquenil® by $31,373 and $25,819, respectively.
Concordia International
Fourth quarter of 2017
In the fourth quarter of 2017, management determined that certain triggering events had occurred with respect to certain products within the Concordia International segment. These triggering events required management to perform tests for impairment. The triggering events included market pricing pressures, sustained issues experienced with respect to product supply, and/or increased product competition resulting in a decrease to future forecasts. The Company recorded impairments using a fair value less costs of disposal model in the consolidated statement of loss. The calculation of the recoverable amount was determined using discounted cash flow projections based on financial forecasts approved by management (level 3 of fair value hierarchy).

[F-33]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The total impairment recorded on acquired product rights during the fourth quarter of 2017 was $124,899. Details of significant impairments were as follows:

	Impairment	Remaining Carrying Value as at Dec 31, 2017
Erythromycin	17,249	23,888
Cyclizine Hcl	17,084	41,634
Prednisolone	11,141	4,934
Trazodone	7,271	3,771
Ergotamine + Caffeine	6,084	7,037
Dipipanone + Cyclizine	4,373	12,603
Hydralazine Hcl	4,094	8,974
Key assumptions of the models are as follows:
•Discount rate: 13.5%
•Estimated future product cash flows, including price and volume assumptions based on historical trends

The following table presents a sensitivity analysis to show the impact on significant impairments for changes in certain assumptions:

	Discount rate		Terminal revenue growth assumption
	+0.5%	-0.5%	+0.5%	-0.5%
Erythromycin	443	(462)	(128)	123
Cyclizine Hcl	1,004	(1,060)	(402)	381
Prednisolone	55	(57)	(12)	12
Trazodone	72	(76)	(27)	26
Ergotamine + Caffeine	175	(185)	(70)	67
Dipipanone + Cyclizine	306	(323)	(121)	115
Hydralazine Hcl	209	(220)	(82)	78
The Company also impaired other intangibles associated with manufacturing processes by $10,440 during the fourth quarter of 2017 primarily as a result of the revenue declines from the impaired products, including the products described above.
Second quarter of 2017
In the second quarter of 2017, management determined that certain triggering events had occurred with respect to certain products within the Concordia International segment. These triggering events required management to perform tests for impairment. The triggering events included continued pricing pressure, supply chain challenges, and/or increased competition on a number of products (including the anticipated launch of a competitive product to Liothyronine Sodium) resulting in a decreased forecast of future net cash inflows compared to previous forecasts. The Company recorded impairments using a fair value less costs of disposal model as a basis for determining the recoverable amount during the quarter ended June 30, 2017. The calculation of the recoverable amount was determined using discounted cash flow projections based on financial forecasts approved by management (level 3 of fair value hierarchy).

[F-34]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The total impairment recorded on acquired product rights within the Concordia International segment during the second quarter of 2017 was $301,538. Details of significant impairments were as follows:

	Impairment	Remaining Carrying Value as at Jun 30, 2017
Liothyronine Sodium	128,191	53,969
Fusidic Acid	83,263	64,956
Prednisolone	41,679	16,554
Nefopam	17,353	3,944
Alimemazine Tartrate	11,185	8,026
Prochlorperazine Mesilate	7,217	5,164
Dicycloverine	5,060	10,687
Key assumptions of the models are as follows:
•Discount rate: 13.5%
•Estimated future product cash flows, including price and volume assumptions based on historical trends

The following table presents a sensitivity analysis to show the impact on the significant impairments for changes in certain assumptions:

	Discount rate		Terminal revenue growth assumption
	+0.5%	-0.5%	+0.5%	-0.5%
Liothyronine Sodium	958	(1,009)	(364)	345
Fusidic Acid	1,696	(1,793)	(719)	681
Prednisolone	301	(317)	(116)	110
Nefopam	88	(93)	(37)	35
Dicycloverine	260	(274)	(107)	101
Prochlorperazine Mesilate	101	(106)	(39)	37
Alimemazine Tartrate	89	(91)	—	—
The Company also impaired other intangible assets associated with manufacturing processes by $37,618 during the second quarter of 2017 primarily as a result of the revenue declines from the impaired products, including the products described above.

[F-35]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Fourth quarter of 2016
In the fourth quarter of 2016, management determined that certain triggering events had occurred with respect to certain products within the Concordia International segment. These triggering events required management to perform a test for impairment. The triggering events included pricing pressure and increased competition resulting in a decreased forecast of future net cash inflows from previous budgets. The Company recorded impairments using a fair value less costs of disposal model, in the statement of loss for the year ended December 31, 2016. The total impairment on acquired product rights recorded within the Concordia International segment during the fourth quarter of 2016 was $188,028. Details of significant impairments were as follows:

	Impairment	Remaining Carrying Value as at Dec 31, 2016
Levothyroxine Sodium	61,594	90,159
Prednisolone	43,521	58,738
Hydrocortisone	26,129	8,042
Carbimazole	12,088	63,471
Tranylcypromine Sulphate	13,379	13,537
Dicycloverine	11,835	15,883
Dipipanone Cyclizine	9,904	17,696
Nefopam	8,306	21,479
Key assumptions of the models are as follows:
•Discount rate: 11%
•Estimated product cash flows, including price and volume assumptions based on historical trends

The Company also impaired other intangibles associated with manufacturing processes by $8,669 during the fourth quarter of 2016 as a result of the revenue declines within certain products as described above.
The following table presents a sensitivity analysis to show the impact on the significant impairments for changes in certain assumptions:

	Discount rate		Terminal revenue growth assumption
	+1%	-1%	+1%	-1%
Levothyroxine Sodium	4,783	(5,417)	(8,852)	7,810
Prednisolone	3,089	(3,499)	(5,328)	4,701
Hydrocortisone	355	(401)	(648)	571
Carbimazole	3,450	(3,909)	(5,957)	5,256
Tranylcypromine Sulphate	698	(790)	(1,156)	1,020
Dicycloverine	836	(947)	(1,281)	1,130
Dipipanone Cyclizine	1,022	(1,160)	(581)	513
Nefopam	1,151	(1,303)	(1,842)	1,626
IPR&D
Fourth quarter of 2017
The Company completed its annual impairment testing on IPR&D during the fourth quarter of 2017.

[F-36]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

In the fourth quarter of 2017, it was determined that an impairment on certain IPR&D assets was required in the amount of $28,011. The impairment relates to projects that have been abandoned, or certain IPR&D projects with lower present day future forecasts compared with those at the time of the acquisition of the Concordia International segment. The calculation of the recoverable amount of IPR&D was determined using discounted cash flow projections based on financial forecasts. As a result of the abandonment of these IPR&D projects, there are no future cash flow projections associated with these projects, therefore the impairments represent the total prior carrying value of these projects.
Second quarter of 2017
In the second quarter of 2017, it was determined that an impairment on certain IPR&D assets was required in the amount of $31,582. The impairment relates to projects that have been abandoned, or certain IPR&D projects with lower present day future forecasts compared with those at the time of the acquisition of the Concordia International segment. The calculation of the recoverable amount of IPR&D was determined using discounted cash flow projections based on financial forecasts. As a result of the abandonment of these IPR&D projects, there are no future cash flow projections associated with these projects, therefore the impairments represent the total prior carrying value of these projects.
Fourth quarter of 2016
The Company completed its annual impairment testing on IPR&D during the fourth quarter of 2016.
As part of the Company's annual impairment test on IPR&D it was determined that an impairment on these assets was required in the amount of $58,470. The impairment relates to projects that have been abandoned, or certain IPR&D projects with lower present day future forecasts compared with those at the time of the acquisition of the Concordia International segment. The calculation of the recoverable amount of IPR&D was determined using discounted cash flow projections based on financial budgets approved by management (level 3 of fair value hierarchy) and a terminal growth assumption of -5%. The key assumptions and estimates used in determining the value were related to revenue growth assumptions, and the discount rate of 13.2% applied to the cash flow projections.
An increase/decrease in the discount rate by 1% would have the impact to increase/decrease the total impairment by $2,661 and $3,052, respectively.
A 1% increase/decrease to the terminal revenue growth assumptions would have the impact to decrease/increase the total total impairment by $1,118 and $1,246, respectively.
9. Goodwill

As at	Dec 31, 2017	Dec 31, 2016
Opening balance	707,930	824,529
Measurement period adjustment	—	23,427
Impairment	(509,478)	(3,062)
Impact of foreign exchange	46,505	(136,964)
Total	244,957	707,930

A segment-level summary of the goodwill allocation is presented within Note 23.

In accordance with the Company's accounting policy, the carrying value of goodwill is assessed annually as well assessed for impairment triggers at each reporting date to determine whether there exists any indicators of impairment.

When there is an indicator of impairment of non-current assets within a CGU or group of CGUs containing goodwill, the Company tests the non-current assets for impairment first and recognizes any impairment loss on goodwill before applying any remaining impairment loss against the non-current assets within the CGU.

[F-37]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Summary of Impairments

For the year ended December 31, 2017, the Company recorded goodwill impairment losses of $509,478 (2016 - $nil; 2015 - $nil) associated with the Concordia International segment and $nil (2016 - $3,062; 2015 - $nil) associated with the Concordia North America segment.

Second quarter of 2017

During the second quarter of 2017, the Company identified a triggering event requiring the Company to perform goodwill impairment testing within the Concordia International segment. The triggering event was primarily the result of events and conditions that triggered impairments on intangible assets, including acquired product rights and IPR&D, and associated revised forecasts on products as a result of on-going market competitive pressures. As a result of the impairment testing performed, the Company recorded an impairment loss of $509,478 on goodwill associated with the Concordia International segment.

The Company recorded an impairment charge using a fair value less costs of disposal model, in the statement of loss for the second quarter of 2017. The calculation of recoverable amount of the Concordia International group of CGUs was determined using discounted cash flow projections based on financial forecasts approved by management (level 3 of fair value hierarchy) and a terminal growth assumption of 1.5%. The key assumptions and estimates used in determining the fair value are related to revenue and gross margin assumptions, which are based on the financial forecasts, estimated revenue growth rates, working capital assumptions and a discount rate of 13%. As a result of the impairment testing performed, it was determined that the recoverable amount of the Concordia International group is $1,391,428.

The recoverable amount would decrease by $54,345 if the discount rate were to increase by 0.5%, and would increase by $59,303 if the discount rate were to decrease by 0.5%. The recoverable amount would have increased by $37,571 if the terminal growth rate were increased by 0.5%, and would have decreased by $34,423 if the terminal growth rate were decreased by 0.5%.

Third quarter of 2016

During the third quarter of 2016, the Company identified a triggering event requiring the Company to perform goodwill impairment testing. The triggering event was mainly the result of the decline of the Company's share price through to September 30, 2016, which was reflective of the reduced earnings in the Concordia North America segment. As a result of the impairment testing performed, the Company recorded an impairment loss of $3,062 during the third quarter of 2016, representing the entire remaining amount of goodwill associated with CPI.

Annual Impairment Test

The Company completed its annual goodwill impairment testing on the goodwill remaining in the Concordia International group of CGUs and the Orphan Drugs group of CGUs, which have goodwill carrying values of $216,991 and $27,966, respectively. The recoverable amount of the Concordia International group of CGUs was calculated using fair value less costs of disposal ("FVLCD"), and the Orphan Drugs group of CGUs recoverable amount was calculated based on value in use ("VIU").

[F-38]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Concordia International

The calculation of recoverable amount of the Concordia International group of CGUs was determined using discounted cash flow projections based on financial forecasts approved by management covering a five-year period (level 3 of fair value hierarchy) and a terminal growth assumption of 1.5%. The key assumptions and estimates used in determining the FVLCD are related to revenue and gross margin assumptions, which are based on the most recently approved financial forecasts and assumed growth rates, working capital assumptions, the effective tax rate of 13% and the discount rate of 13% applied to the cash flow projections. As a result of the impairment testing performed, it was determined that the recoverable amount of the Concordia International group of CGUs of $1,437,317 exceeded the carrying value of the Concordia International group of CGUs of $1,397,928.

The recoverable amount would decrease by $58,333 if the discount rate were to increase by 0.5%, and would increase by $63,729 if the discount rate were to decrease by 0.5%. If the terminal growth rate were to increase or decrease by 0.5%, the recoverable amount would increase by $41,705, or decrease by $38,169, respectively.

Orphan Drugs

The calculation of recoverable amount of the Orphan Drugs group of CGUs (which forms part of the Concordia North America segment) was determined using discounted cash flow projections based on financial budgets approved by management covering a five-year period (level 3 of fair value hierarchy). The key assumptions and estimates used in determining the VIU are related to revenue and gross margin assumptions, which are based on the financial forecast and assumed growth rates, and the discount rate of 20% applied to the cash flow projections. As a result of the impairment testing performed, it was determined that the recoverable amount of the Orphan Drugs group of CGUs of $72,097 exceeded the Orphan Drugs group of CGUs carrying value of $54,894.

The recoverable amount of the Orphan Drugs group of CGUs would decrease by $2,315 if the discount rate were to increase by 0.5%, and would increase by $2,445 if the discount rate were to decrease by 0.5%. If the terminal growth rate were to increase or decrease by 0.5%, the recoverable amount would increase by $1,042, or decrease by $992, respectively.
10. Accounts payable and accrued liabilities

As at	Dec 31, 2017	Dec 31, 2016
Trade payables	26,351	35,021
Accrued liabilities	68,994	69,855
Interest payable on long-term debt	106,568	44,280
Interest payable on Currency Swaps (Note 13)	—	20,337
Total	201,913	169,493
11. Provisions
Provisions are made and recorded as reductions to revenue in order to estimate the liabilities arising from chargebacks, rebates, returns and other price adjustments, as explained in Note 4.

[F-39]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following table describes movements in the Company’s provisions balance by nature of provision:

	Chargebacks/Rebates/Co-pay	Returns	Inventory management	Prompt pay	Total
Balance, January 1, 2016	20,880	7,538	3,495	816	32,729
Additions	106,331	30,081	22,395	6,961	165,768
Utilization	(112,495)	(29,293)	(22,498)	(6,977)	(171,263)
Balance, December 31, 2016	14,716	8,326	3,392	800	27,234

Additions	100,450	32,440	22,015	5,347	160,252
Utilization	(98,571)	(29,700)	(19,524)	(5,595)	(153,390)
Balance, December 31, 2017	16,595	11,066	5,883	552	34,096

Invoices received for such charges and estimates are shown in the accounts payable when received. The provision is for the uninvoiced portion of the charges and estimates. Payments are expected within 12 months from the balance sheet date.
12. Income Taxes

Significant components of the current and deferred income tax reflected in the consolidated statements of loss are as follows:

	2017	2016	2015
Current income tax expense	18,491	36,846	8,858

Deferred income tax expense (recovery) in respect of:
Origination & reversal of temporary differences	(55,248)	(64,271)	(8,633)
Change in tax rates during the period	—	(7,376)	(23,289)
	(55,248)	(71,647)	(31,922)
Provision for (recovery of) income taxes	(36,757)	(34,801)	(23,064)

Income taxes that are required to be reflected in equity, instead of in the consolidated statements of loss, are included in the consolidated statements of changes in (deficit) equity.

Current and deferred income tax referred to above is recognized based on management’s best estimate of the tax rates expected to apply to the income, loss or temporary difference.

The Company is subject to income tax in various jurisdictions with varying tax rates. The United States legislated a reduction of their corporate tax rate to 21% (announced during the year, applicable after December 31, 2017) which does not have a significant impact on the Company's provision for (recovery of) income taxes. There were no material changes to the statutory tax rates in the taxing jurisdictions where the majority of the Company’s income for tax purposes was earned or where its material temporary differences or losses are expected to be realized or settled.

Although statutory tax rates may not have changed materially, the impact of commercial decisions and market forces have resulted in changes to the distribution of income for tax purposes amongst taxing jurisdictions and therefore result in a change in the tax rate applicable to such item of income or temporary difference.

[F-40]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Company continues to believe the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which otherwise result in uncertainty in the determination of income for tax purposes. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt. Where the final determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.

A reconciliation of the amount of income taxes reflected above compared to the amount of income taxes that would result by multiplying income (loss) before income taxes by the legislated tax rate applicable to the Company in Canada is as follows:

	2017	2016	2015
Loss from continuing operations before tax	(1,627,492)	(1,348,894)	(52,489)

Expected expense / (recovery) at the Company's Canadian tax rate 26.5%	(431,285)	(357,205)	(13,909)
Effect of tax rates outside of Canada	279,213	261,981	(15,952)
Change in tax rates during the period	—	(7,376)	(23,289)
Non-deductible and non-taxable items	12,241	23,193	4,742
Capitalized expenditures	—	178	9,279
Change in deferred income tax assets not recognized	99,297	42,511	13,800
Other items	3,777	1,917	2,265
Provision for (recovery of) income taxes	(36,757)	(34,801)	(23,064)

Significant components of the deferred income tax assets and liabilities reflected in the consolidated balance sheets are as follows:

	2017	2016
Deferred income tax assets (liabilities) in respect of:
Losses and credits	1,198	987
Intangible assets	(130,523)	(179,028)
Other items	(3,328)	(2,218)
Deferred income tax assets (liabilities), net	(132,653)	(180,259)

Deferred income tax assets	2,466	979
Deferred income tax liabilities	(135,119)	(181,238)
Deferred income tax assets (liabilities), net	(132,653)	(180,259)

A deferred income tax asset has not been recognized for certain temporary differences that may be available to reduce income subject to tax in a taxation period subsequent to the period covered by these financial statements. The amount of such temporary differences, that is the amount before applying the relevant tax rate, which is not recognized in the consolidated balance sheets or consolidated statements of loss, is as follows:

	2017	2016
Losses and credits	774,864	505,660
Other items	1,620	51
Total unrecognized temporary differences	776,484	505,711

[F-41]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The deferred income tax assets in connection with the Company’s losses and credits that may be available to reduce income subject to tax in a taxation period subsequent to the period covered by these financial statements, is as follows:

	2017	2016
Expiring within 15 years	756	1,608
Expiring between 15 and 20 years	154,281	90,967
No expiration	50,631	46,925
Total deferred income tax asset in respect of losses and credits	205,668	139,500

Total in North America	155,241	92,433
Total in Europe	48,696	44,426
Total in other jurisdictions	1,731	2,641
Total deferred income tax asset in respect of losses and credits	205,668	139,500

The integrated nature of the Company’s global operations gives rise to many transactions in the ordinary course of business in respect of which the determination of income for tax purposes may be uncertain. Transactions that arise between multiple taxing jurisdictions are subject to review by these jurisdictions, where a decision of one taxing authority may not agree with the decision of another. The Company is committed to mitigating uncertainty that may arise in connection with such transactions and to this end has prepared documentation that complies with local legislation and is in accordance with international guidelines, such as those of the Organization of Economic Co-operation and Development. Refer to the Income taxes section of the Critical Accounting Estimates and Judgments and Key Sources of Estimation Uncertainty of these notes to the consolidated financial statements for additional information regarding the Company’s judgment and use of estimates relevant to income taxes.
The Company’s global operations requires a corporate structure that includes affiliated legal entities that are collectively subject to the authority of numerous taxing jurisdictions. Certain transactions may arise which create a temporary difference in connection with an affiliated legal entity. The realization of this temporary difference may result in income tax. As at December 31, 2017, the Company has recognized $3,017 (2016 - $2,103) deferred income tax liability in connection with the realization of a temporary difference for certain affiliated legal entities on the basis that it is probable that such a temporary difference will be realized in the foreseeable future.
13. Derivative Financial Instruments

The Company entered into the Currency Swaps as economic hedges of certain cash flows from its Concordia International segment denominated in GBP and long-term debt repayments denominated mainly in USD. The Company determines for each derivative contract entered into whether hedge accounting will be applied at inception, which is based on the facts and circumstances of each contract.
Payments and contractual obligations under the Currency Swaps were with the same counterparty, however are settled on a gross basis. Therefore, the fair value of the pay and receive portions along with interest payable and receivable have been presented on a gross basis within the consolidated statement of loss and comprehensive loss and balance sheet.
On October 20, 2017, the Company was notified by the counterparty to the Currency Swaps that one or more events of default occurred under the Currency Swaps as a result of the Company obtaining a preliminary interim order from the Ontario Superior Court of Justice pursuant to the arrangement provisions of the CBCA. As a result of the foregoing, the counterparty to the Currency Swaps designated October 23, 2017 as the early termination date with respect to all transactions under the Currency Swaps. The amount due on the date of termination on the Currency Swaps as asserted by the counterparty was $114,431 (the "Cross Currency Swap Liability"). The Cross Currency Swap Liability bears interest at a rate equal to the rate of interest due on the USD Term Loan and is payable with the same frequency and on the same date as such payments are made on

[F-42]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

the USD Term Loan, pursuant to the Concordia International Credit Agreement, subject to the terms of the termination agreement between the Company and the counterparty to the Currency Swaps. The Company has and continues to pay the foregoing interest associated with the Cross Currency Swap Liability pursuant to such termination agreement.
During the year ended December 31, 2017, the Company incurred and recorded interest expense of $1,143 (2016 - $nil; 2015 - $nil) related to the outstanding Cross Currency Swap Liability. Upon early termination of the Currency Swaps, the derivative financial instruments were reclassified to cross currency swap liability and presented within current liabilities in the consolidated balance sheet, and a loss of $38,985 (2016 - $nil; 2015 - $nil) was reflected in fair value (gain) loss on derivative financial instruments in the consolidated statements of loss. As a result of the early termination of the Currency Swaps, the remaining fair value loss of $1,360 (2016 - $1,561) cumulatively reflected in other comprehensive income as at October 23, 2017, as part of the initial hedge relationship, has been recycled to the consolidated statements of loss within fair value (gain) loss on derivative financial instruments. The Cross Currency Swap Liability is guaranteed, and secured by liens created by the collateral documents under the Concordia International Credit Agreement (as defined herein).
The original terms and amounts recorded related to the Currency Swaps were as follows:

Derivative Financial Instrument	Effective Date	Maturity Date	Principal Amount Receivable	Interest Rate Receivable	Principal Amount Payable	Interest Rate Payable	Implicit Rate of Foreign Exchange (USD per GBP)
August 2016 Currency Swap	Aug 17, 2016	Apr 15, 2023	$382,000	10.65%	£296,930	10.29%	1.2865
November 2016 Currency Swap	Nov 3, 2016	Apr 1, 2022	$350,000	9.00%	£286,580	9.95%	1.2213

Derivative Financial Instrument	Semi-Annual Receipts	Semi-Annual Payments	Contractual Repricing Date
August 2016 Currency Swap	$20,681	£15,538	Oct 13, 2020
November 2016 Currency Swap	$15,750	£14,257	Oct 1, 2020
Interest and accretion expense and interest income
Payments and receipts associated with the Currency Swaps have been reflected in the consolidated statement of loss within interest and accretion expense and interest income, as follows:

	Statements of Loss Classification	2017	2016	2015
August 2016 Currency Swap	Interest and accretion expense	32,148	14,607	—
November 2016 Currency Swap	Interest and accretion expense	29,682	5,730	—
Total		61,830	20,337	—

[F-43]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Statements of Loss Classification	2017	2016	2015
August 2016 Currency Swap	Interest income	(33,450)	(15,369)	—
November 2016 Currency Swap	Interest income	(25,638)	(5,075)	—
Total		(59,088)	(20,444)	—
Settlement of interest
During the year ended December 31, 2017, the counterparty to the Currency Swaps settled interest receivable of $76,616 (2016 - $nil; 2015 - $nil). The Company also settled interest payable of $81,583 (2016 - $nil; 2015 - $nil) with the counterparty to the Currency Swaps during the year ended December 31, 2017.
Fair values of derivative financial instruments
The fair values of the Currency Swaps and their classification in the consolidated balance sheet were as follows:

As at	Balance Sheet Classification	Dec 31, 2017	Dec 31, 2016
August 2016 Currency Swap	Derivative financial instruments asset (liability)	—	23,555
November 2016 Currency Swap	Derivative financial instruments asset (liability)	—	(27,854)
Total derivatives		—	(4,299)
Cash flow hedge gains (losses) in accumulated other comprehensive loss

August 2016 Currency Swap
Balance, January 1, 2016	—
Effective portion of change in fair value of hedging instruments	(1,623)
Transfers to (income) loss:
Discontinuation of hedge accounting due to hedge ineffectiveness	62
Balance, December 31, 2016	(1,561)

Transfers to (income) loss:
Discontinuation of hedge accounting due to hedge ineffectiveness	201
Early termination of derivative contracts	1,360
Balance, December 31, 2017	—

(Gains) losses recognized on derivative financial instruments in the consolidated statements of loss

	Statements of Loss Classification	2017	2016	2015
August 2016 Currency Swap	Fair value (gain) loss on derivative financial instruments	43,010	24,861	—
November 2016 Currency Swap	Fair value (gain) loss on derivative financial instruments	27,755	(27,481)	—
Total		70,765	(2,620)	—

[F-44]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Unrealized foreign exchange (gain) loss

Unrealized foreign exchange gain for the year ended December 31, 2017 was $72,891 (2016 - $128,574 loss; 2015 - $nil).  The primary component of the unrealized foreign exchange (gain) loss is the recognition of accumulated unrealized foreign exchange gains on certain inter-company loans associated with the Company's investment in the Concordia International segment. Prior to entering into the Currency Swaps, foreign exchange translation gains and losses on these inter-company loans were not included in the statement of loss given the loans formed part of the permanent investment in those subsidiaries. In entering into the Currency Swaps, certain inter-company loans became designated as hedged items, and subject to on-going repayment. Accordingly, the inter-company loans were no longer considered to be permanent investments in the related subsidiaries and changes in foreign exchange result in unrealized foreign exchange gains and losses recorded in the consolidated statement of loss. All such loans are eliminated on consolidation.
14. Long-term Debt

As at	Dec 31, 2017	Dec 31, 2016
Term Loan Facilities (a)
- USD term loan	1,061,500	1,089,000
- GBP term loan	651,086	609,099
- Revolver	—	—
Bridge Facilities (b)	100,832	134,444
9.5% Senior Notes (c)	790,000	790,000
7% Senior Notes (d)	735,000	735,000
9% Senior Secured Notes (e)	350,000	350,000
Balance outstanding	3,688,418	3,707,543
Less: deferred financing costs	—	(161,766)
Total long-term debt	3,688,418	3,545,777
Less: current portion	(3,688,418)	(76,492)
Long-term portion	—	3,469,285

The commencement of the CBCA proceedings resulted in an event of default under the Concordia International Credit Agreement which includes the term loan facilities, the indentures governing the Company's 9% senior secured notes and 9.5% unsecured senior notes and the Currency Swaps. As a result of the foregoing events of default, a cross default was triggered under the indenture governing the 7% unsecured senior notes and the extended bridge facility, however any demand for payment of this debt has been stayed by the preliminary interim order granted by the Court in the CBCA proceedings. The Company has accelerated the accretion of the deferred financing fees associated with all of the Company's lending arrangements during the fourth quarter of 2017. As part of the CBCA proceedings the Company has terminated the $200 million revolving facility under the Concordia International Credit Agreement, which was undrawn at the time of termination.

As discussed in Note 2, during the CBCA proceedings the Company has been and intends to continue to make scheduled, ordinary course interest and principal payments under its secured debt facilities, described in (a) and (e) below, and the Currency Swaps, as applicable. Conversely, during the CBCA proceedings, the Company has not made scheduled payments on its unsecured debt facilities, described in (b), (c) and (d) below. See Note 2 for a discussion on the stay of proceedings applicable to the Company's debt agreements.

(a)
On October 21, 2015 (the "Closing Date") the Company, through a wholly owned subsidiary, completed the acquisition of 100% of the outstanding shares of Amdipharm Mercury Limited (the "Concordia International Acquisition") from Cinven, a European private equity firm, and certain other sellers (collectively the "Vendors"). To finance the Concordia International Acquisition, the Company entered into a credit agreement (the “Concordia International Credit Agreement") on October 21, 2015 pursuant to

[F-45]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

which a syndicate of lenders made available secured term loans in the aggregate amounts of $1.1 billion in one tranche (the “USD Term Loan”) and £500 million in a separate tranche (the “GBP Term Loan”, and together with the USD Term Loan, the “Term Loans”). In addition, the Concordia International Credit Agreement provided for a secured revolving loan of up to $200 million which commitment was terminated during the fourth quarter of 2017 as part of the Company's CBCA proceedings.  All obligations of the Company under the Term Loans are guaranteed by all current and future material subsidiaries of the Company and include security of first priority interests in the assets of the Company and its material subsidiaries. The Term Loans contain a maturity date of October 21, 2021, have variable interest rates and require quarterly principal repayments. During 2017, the Company made principal payments of $27,500 and £12,500 on the USD Term Loan and GBP Term Loan, respectively. In addition commencing in 2017, the Term Loans may require certain principal repayments calculated by reference to the Company’s excess cash flow as defined in the Concordia International Credit Agreement, calculated annually in respect of the prior year. No payments calculated by reference to the Company's excess cash flow were required to be made during 2017 with respect to 2016 and none are expected to be made in 2018 with respect to 2017. In addition, any payments that would be due as a result of the excess cash flow calculation would be stayed by the CBCA preliminary interim order. Interest rates on the Term Loans are calculated based on LIBOR plus applicable margins, with a LIBOR floor of 1%. Interest expense on the Term Loans for the year ended December 31, 2017 was $104,024 (2016 - $99,713; 2015 - $24,486). Commencing in 2017 the quarterly principal repayments on the Term Loans increased from a rate of 0.25% to 0.625%, and in 2019 increase to 1.25%.

(b)
On the Closing Date a syndicate of lenders also provided the Company with a senior unsecured equity bridge term loan facility of $135 million (the “Extended Bridge Loans”) and a senior unsecured equity bridge term loan facility of $45 million (the “Equity Bridge Loans” and together with the Extended Bridge Loans, the “Bridge Facilities”). All obligations of the Company under the Bridge Facilities, subject to certain customary exceptions, are guaranteed by all material subsidiaries of the Company. The Extended Bridge Loans have a seven year term to maturity and an interest rate of 9.5% for two years. As the Extended Bridge Loans were not repaid on October 21, 2017, the interest rate increased to 11.5%. Through to October 21, 2018, lenders holding the Extended Bridge Loans may make a proposal for an offering of new securities ("Refinancing Securities") which Refinancing Securities may carry a weighted average effective yield that is up to 150 basis points greater than 11.5%. On or after October 21, 2018 the lenders holding the Extended Bridge Loans may request the exchange of the Extended Bridge Loans into bonds ("Exchange Notes") with a maturity date of October 21, 2022 and bearing interest of 11.5%. The Equity Bridge Loans had a two year term to maturity and an interest rate of 9.5%. The Bridge Facilities can be repaid in full or in part at any time. In December 2015 the Company made a principal payment of $45,000 on the Bridge Facilities which was allocated pro rata between the outstanding principal of the Bridge Facilities. Interest expense on the Bridge Facilities was $13,158 for the year ended December 31, 2017 (2016 - $12,991; 2015 - $4,551).

During the fourth quarter of 2017, the Company agreed to settle the $34 million of principal and accrued interest due under the Equity Bridge Loans for $13 million. As a result of the settlement and extinguishment of the remaining debt, a gain of $21 million was reflected in gain on debt settlement in the consolidated statements of loss.

(c)
On the Closing Date, the Company issued at par $790 million 9.5% senior unsecured notes due October 21, 2022 (the “October 2015 Notes”). The October 2015 Notes require no payment of principal throughout their term. Interest on the October 2015 Notes is payable semi-annually on June 15th and December 15th of each year. Interest expense on the October 2015 Notes was $75,207 for the year ended December 31, 2017 (2016 - $75,050; 2015 - $15,472).

(d)
In connection with the acquisition of a portfolio of products from Covis Pharma S.à R.L. and Covis Injectables S.à R.L. on April 21, 2015 (the "Covis Acquisition"), the Company issued at par $735 million 7.00% senior unsecured notes due April 21, 2023 (the “Covis Notes”). The Covis Notes require no payment of principal throughout their term. Interest on the Covis Notes is payable semi-annually on April 15th and October 15th of each year. Interest expense on the Covis Notes was $51,831 for the year ended December 31, 2017 (2016 - $51,450; 2015 - $37,609).

[F-46]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(e)
On October 13, 2016, the Company issued at par $350 million 9.00% senior secured first lien notes due April 1, 2022 (the "Secured Notes"). The Secured Notes require no payment of principal throughout their term. Interest on the Secured Notes is payable semi-annually on April 1st and October 1st of each year. Interest expense on the Secured Notes was $31,500 for the year ended December 31, 2017 (2016 - $7,000; 2015 - $nil).

The fair value of long-term debt as at December 31, 2017 was $1.9 billion (2016 - $2.2 billion).

The following table describes movements in the Company’s long-term debt balance:

Balance, January 1, 2017	3,545,777
Repayments	(57,279)
Accretion of deferred financing fees	161,766
Principal portion of gain on debt settlement	(20,168)
Impact of foreign exchange	58,322
Balance, December 31, 2017	3,688,418

Interest expense

	2017	2016	2015
Interest expense paid or payable in cash	275,720	246,204	91,228
Interest expense on Currency Swaps (Note 13)	62,973	20,337	—
Non-cash items:
Accretion of deferred financing fees	26,503	30,064	8,086
Accelerated accretion of deferred financing fees	137,588	—	26,323
Other non-cash interest	4,010	4,085	3,558
Interest and accretion expense	506,794	300,690	129,195
15. Share Capital

The Company is authorized to issue an unlimited number of common shares.

	Number of Common Shares	$
Balances, January 1, 2016	50,994,397	1,274,472
Exercise of stock options	12,500	173
Vesting of RSUs	82,659	2,530
Balances, December 31, 2016	51,089,556	1,277,175

Vesting of RSUs	193,345	5,908
Balances, December 31, 2017	51,282,901	1,283,083

The Company did not declare any dividends during the year ended December 31, 2017 (2016 - $7,652; 2015 - $11,720). On August 12, 2016, the Company announced the suspension of its quarterly dividend payments.

[F-47]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

16. Loss Per Share

	2017	2016	2015
Net loss from continuing operations for the period attributable to shareholders	(1,590,735)	(1,314,093)	(29,425)

Weighted average number of common shares in issue	51,156,787	51,022,748	36,184,480
Adjustments for:
Dilutive stock options	—	334,694	1,050,922
Dilutive unvested shares	2,290,430	440,940	222,159
Weighted average number of fully diluted shares	53,447,217	51,798,382	37,457,561

Loss per share, from continuing operations
Basic loss per share	(31.10)	(25.76)	(0.81)
Diluted loss per share	(31.10)	(25.76)	(0.81)

Loss per share, including discontinuing operations
Basic loss per share	(31.10)	(25.79)	(0.87)
Diluted loss per share	(31.10)	(25.79)	(0.87)

For the periods noted above, the computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and unvested shares.
17. Share Based Compensation

Employee Stock Option Plan
The Company has an incentive stock option plan that permits it to grant options to acquire common shares to its directors, officers, employees and others. The maximum number of common shares which may be reserved for issuance under the stock option plan cannot exceed 10% of the issued and outstanding common shares of the Company on a non-diluted basis (which maximum number is inclusive of any common shares reserved for issuance pursuant to the Company’s LTIP (as defined below)). The exercise price at which any option may be exercised to acquire a common share of the Company must be not less than the lesser of (i) the closing trading price of the common shares on the date of grant and (ii) the volume-weighted average price of the common shares on the TSX for the five trading days immediately preceding the date of grant.
As at December 31, 2017, 607,951 stock options (2016 – 728,266) were available for grant under the stock option plan. During the three months ended March 31, 2017, the Company reallocated 700,000 of its share reserve from the stock option plan to the LTIP.

[F-48]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Information with respect to stock option transactions for the year ended December 31, 2017 and December 31, 2016 is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Balance, January 1, 2016	2,403,985	$37.07
Granted during the year	185,000	21.02
Forfeited during the year	(241,800)	39.00
Cancelled during the year	(200,000)	67.90
Exercised during the year	(12,500)	10.32
Balance, December 31, 2016	2,134,685	$32.73

Weighted-average exercise price of options exerciseable as at December 31, 2016		$23.79

Balance, January 1, 2017	2,134,685	$32.73
Forfeited during the year	(360,500)	38.03
Cancelled during the year	(219,185)	20.21
Balance, December 31, 2017	1,555,000	$33.27

Weighted-average exercise price of options exerciseable as at December 31, 2017		$27.84

All the stock options issued have different vesting terms ranging from immediate vesting to vesting over a period of 3 years. Contract terms of options issued range and have a life of 7-10 years.
For the year ended December 31, 2017, the total compensation charged against income with respect to all stock options granted was $4,280 (2016 – $20,268; 2015 - $9,688).

As at December 31, 2017 outstanding stock options were as follows:

Year of Expiry	Exercise Price	Number of Stock Options	Exercisable
2022	35.66	881,000	587,333
2023	2.02 - 26.43	277,500	167,500
2024	5.88 - 31.50	221,500	221,500
2025	32.99 - 78.36	175,000	121,665
		1,555,000	1,097,998

[F-49]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Long-Term Incentive Plan
The Company has a long-term incentive plan (“LTIP”). Under the terms of the LTIP, the Board of Directors may grant units (“Units”), which may be either RSUs or DSUs to officers, directors, employees or consultants of the Company. Each Unit represents the right to receive one common share in accordance with the terms of the LTIP.
During the year ended December 31, 2017 the Company authorized for issuance under the LTIP a total of 1,471,047 RSUs with market prices between $1.46 and $1.89 with vesting terms over 3 years.
For the year ended December 31, 2017, the Company recorded share based compensation expense of $4,434 (2016 - $10,485; 2015 - $6,510) related to the RSUs and DSUs accounted for on the basis that they will be equity-settled, with a corresponding credit to shareholders’ equity. The compensation expense recorded during the year ended December 31, 2017 and 2016 includes the impact of the accelerated vesting of RSUs held by a former officer of the Company.

Certain performance based RSUs are subject to non-market based performance conditions. As at December 31, 2017 the Company assessed the actual and forecasted performance underlying these outstanding performance based RSUs, and based on that assessment, no vesting or expense has been recorded with respect to these performance based RSUs during the year.

The Company’s outstanding RSUs are as follows:

Number of RSUs
Balance, January 1, 2016	220,162
Issued during the year	2,204,899
Cancelled during the year	(1,022,117)
Vested during the year	(138,782)
Balance, December 31, 2016	1,264,162

Balance, January 1, 2017	1,264,162
Issued during the year	1,471,047
Cancelled during the year	(166,448)
Vested during the year	(194,364)
Balance, December 31, 2017	2,374,397
18. Related Party Transactions

The Company had the following related party transactions during the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
Legal fees paid or payable to a firm affiliated with a director	—	30	53
Total	—	30	53

Legal fees include professional services for advice relating to intellectual property matters. As at February 9, 2016, the firm affiliated with the director ceased providing legal services to the Company, apart from clerical and administrative work related to the transfer of files.

[F-50]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Certain current employees of the Concordia International segment had an equity interest in the Concordia International segment at the time of its sale to the Company.  As a result, pursuant to the share purchase agreement entered into by the Company in connection with the Concordia International Acquisition, these employees received a portion of the consideration paid by the Company to the Vendors of the Concordia International segment (including the earnout consideration paid in December 2016 and February 2017, respectively).
19. Commitments and Contingencies

Lease Commitments
The Company has operating leases relating to rental commitments for its international office locations, an aircraft lease and computer and electronic equipment leases. The leases typically run for a period of a number of months up to five years.
The below table sets forth the Company’s obligations under operating leases:

Minimum Lease Payments
2018	4,010
2019	3,177
2020	1,556
2021	770
2022	166
Thereafter	156
9,835
On October 13, 2017, two subsidiaries of the Company, Concordia Pharmaceuticals (US), Inc. and Pinnacle Biologics, Inc. entered into an agreement with the Company’s Chief Executive Officer to guaranty payments due under the officer’s employment agreement.

Guarantees
All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to defend lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company holds directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions. A guarantee of the obligations under the employment agreement for one of the Company's officers has been provided by certain subsidiaries of the Company.
In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, supply agreements, distribution agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Company entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Company entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.
In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of the purchaser's payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by the purchaser in connection therewith that contained payment or indemnification obligations. Pursuant to the asset purchase agreement entered into in connection with the Covis Acquisition (the "Covis Purchase Agreement") the Company guaranteed the purchaser's obligations under the Covis Purchase Agreement. Pursuant to the share purchase agreement entered into by the Company in connection

[F-51]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

with the Concordia International Acquisition, the Company guaranteed the obligations of the purchaser under the share purchase agreement and related transaction documents.

Litigation and Arbitration
From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, commercial, antitrust, government and regulatory investigations, related private litigation and ordinary course employment-related issues. From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets. Certain of these proceedings and actions are described below.

Unless otherwise indicated the Company cannot reasonably predict the outcome of these legal proceedings, nor can it currently estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its common shares and/or debt securities to decline.

The Company and certain of its former executive officers are the subject of various class action complaints relating to the Company’s August 12, 2016 press release, whereby the Company revised its 2016 guidance.  The complaints allege that the Company issued false and misleading statements to investors and/or failed to disclose that: the Company was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case and a motion to dismiss this action was filed by the Company on February 20, 2017. On March 21, 2017, the plaintiffs in this action filed a response to the motion to dismiss, and on April 5, 2017 the Company filed a reply to plaintiffs' response. On July 28, 2017, the United States District Court, Southern District of New York denied the motion to dismiss in part and granted it in part. On February 7, 2018, the plaintiffs filed a notice of motion for class certification.

The Company and certain of its former executive officers were also subject to a class action complaint alleging that the Company made false and/or misleading statements, as well as, failed to disclose material adverse facts about the Company's business operations and prospects, in the Company's Registration Statement, Prospectus and Supplemental Prospectus issued in connection with the Company's secondary offering completed on September 30, 2015. Specifically, the claim alleged that the statements were false and/or misleading and/or failed to disclose that: (i) the Company was experiencing a substantial increase in market competition against Donnatal®, and other products; (ii) consequently the Company's financial results would suffer and the Company would be forced to suspend its dividends; and (iii) as a result of the foregoing, the defendant's statements about the Company's business operations and prospects were false and misleading and/or lacked a reasonable basis. On June 27, 2017, the plaintiff in this action voluntarily dismissed the complaint on a without prejudice basis.

The Company and certain of its former executive officers and a former director are subject to a securities class action filed in Quebec, Canada. The amended statement of claim alleges that the Company failed to disclose adverse material facts relating to, and misrepresented, among other things, the Company's business model, growth platforms, proforma revenues and dividend payments in certain disclosures from March 23, 2016 to August 11, 2016. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted. On June 15, 2017, the plaintiff in the action discontinued their claim against the Company's Board of Directors (other than the one former director) and certain of its former executive officers.

On October 19, 2017, a statement of claim was filed in Ontario, Canada against the Company and certain of its former executive officers on behalf of all persons and entities, other than persons resident in Quebec, Canada,

[F-52]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

which alleges substantially the same claims as the Quebec action described above. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted.

On October 25, 2016, the Company announced that the UK Competition and Markets Authority (CMA) commenced an investigation into various issues in relation to the UK pharmaceutical sector, and that the Concordia International segment was part of the inquiry. The CMA’s investigation includes matters that pre-date Concordia’s ownership of the Concordia International segment and relates to the Company’s pricing of three products. On May 31, 2017, the Company announced that the CMA notified the Company that it was continuing its investigation after an initial stop/go decision. On November 21, 2017, the Company announced that the CMA issued a statement of objections to the Company, and the former owners of the Concordia International segment, Hg Capital and Cinven, in relation to the pricing of one of the three products, liothyronine, in the United Kingdom between November 2007 and July 2017. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. On February 15, 2018, the Company announced that the CMA notified the Company that it was closing its investigation related to Fusidic Acid, also one of the three products under investigation.

On March 3, 2017, the Company announced that the CMA issued a statement of objections to a third party and the Company in relation to the supply of 10mg hydrocortisone tablets in the UK between 2013 and 2016. On May 26, 2017, the Company responded in detail to the statement of objections and on July 20, 2017 the Company attended an oral hearing to present the key points of its response to the CMA decision panel. This investigation includes matters that pre-date the Company’s ownership of the Concordia International segment.

On October 11, 2017, the Company announced that the CMA commenced additional investigations in relation to the UK pharmaceutical sector, and that the Concordia International segment and certain of its products are part of the inquiry. These investigations are at an early information gathering stage and the CMA has confirmed that, at this time, it has not reached a conclusion on whether competition law has been infringed. These investigations include matters that predate the Company's ownership of the Concordia International segment.

During the first quarter of 2016, the Company became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell in certain US regions a non-FDA approved copy of Donnatal®. On January 6, 2016, the Company commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, the Company became aware that this non-FDA approved product was introduced into certain US regions. On October 4, 2016 and November 16, 2016, the Company dismissed its claims against the listing services on a without prejudice basis, respectively. On March 15, 2017, the Court ruled on the third party's motion to dismiss the Company's claim, denying such motion in part and granting it in part. On March 29, 2017, the third party filed its answer and counter claim in response to the Company's claim. On August 16, 2017, this third party filed a motion to amend its counterclaim to add factual allegations detailing the scope of the Company's campaign to disparage its products and interfere with its contractual and business relationships. On November 8, 2017, the court granted the Company's motion for leave to file its second amended complaint, permitting the Company to include its direct false advertising claim. The Company continues to pursue this lawsuit vigorously. In a similar lawsuit commenced against Method Pharmaceuticals, LLC ("Method") and its principal owner, the Company received a favorable jury verdict on April 21, 2016 and was awarded damages in the amount of approximately $733. On March 2, 2017, the United States District Court - Western District of Virginia, Charlottesville Division, granted the Company's motion for enhanced damages in part, to amend the judgment against Method and its principal owner to reflect an award of damages in the total amount of approximately $2.2 million. On March 30, 2017, Method filed a motion to reconsider the order on enhanced damages. On April 13, 2017, the Company filed an opposition to Method's motion to reconsider. On July 19, 2017, the court denied Method's motion to reconsider and further awarded the Company an additional $15 in costs. On August 30, 2017, Method filed a notice of appearance with the United States Court of Appeals for the Fourth Circuit to appeal the enhanced damages award. On February 1, 2018, Method and its principal owner and the Company settled the enhanced damages award.

[F-53]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

During the second quarter of 2017, the Company became aware that an additional third party had launched a competitor product to Donnatal®. The Company continues to assess its legal rights against such third party.

The Company was subject to a class action proceeding in relation to one of its third party distributors purportedly faxing unsolicited advertisements to market Ulesfia® in violation of the Telephone Consumer Protection Act. On April 9, 2017, the court in this action dismissed the Company's motion to dismiss and on June 8, 2017 the court denied the Company's motion for reconsideration. On November 6, 2017, the court issued an order re-evaluating its previous finding of personal jurisdiction, which order required the plaintiffs in this action to make a new submission rebutting the evidence submitted by defendants showing that there is no personal jurisdiction. On December 1, 2017, the court dismissed this claim against the Company for lack of personal jurisdiction.

During the second quarter of 2016, the Company agreed to settle a previously disclosed arbitration proceeding commenced by a former financial advisor to the Company, whereby the financial advisor had claimed it was owed approximately $12.3 million in connection with the Covis Acquisition and $26 million in connection with the Concordia International Acquisition, plus accrued interest on such amounts. As part of the settlement, the financial advisor released all claims against the Company and the Company agreed to pay a settlement amount of $12.5 million, which has been recorded in litigation settlement along with $0.96 million associated legal costs.

On September 16, 2016, the Company announced the introduction of a bill into the U.K. House of Commons to amend and extend existing provisions of the National Health Service Act 2006 to enable the Secretary of State to help manage the cost of health service medicines. On April 27 2017, the U.K. government accorded Royal Assent to the Act. The Act introduces provisions in connection with controlling the cost of health service medicines and other medical supplies. The Act also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. The Company continues to monitor the implementation of the Act. While the effects of the Act are unknown at this time, the Act could impose certain risks and uncertainties on the Company's operations and cash flows.
20. Financial Risk Management
The Company’s activities expose it to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.
Currency Risk
The Company is exposed to currency risk related to the fluctuation of foreign exchange rates. The Company operates primarily in USD, GBP and European Euro ("EUR"). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.
A portion of the Company’s business is with customers in continental Europe and other foreign markets with transactions completed in foreign currencies. The Company’s policy, where considered appropriate, is to minimize all currency exposures on any balance not expected to mature within 60 days of its arising.
The Company does not believe it is exposed to currency risk on its net assets denominated in Barbados dollars as the currency is fixed to the U.S. dollar. The Company, however, is exposed to currency risk through its net assets denominated in Canadian dollars, the effect of which is insignificant.
The table below shows the extent to which the Company has net monetary assets (liabilities) in currencies other than the functional currency of the Company.

[F-54]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As at	Dec 31, 2017	Dec 31, 2016
(Amounts in USD)
GBP	114,865	95,943
Euro	11,403	13,024
Indian Rupees	14,866	9,600
Swedish Krona	8,040	10,505
Australian Dollars	4,038	4,392
South African Rand	4,781	2,509
Papua New Guinea Kina	3,179	3,073
Canadian Dollars	447	(465)
Other	10,856	10,104
Total	172,475	148,685

The Company's derivative financial instruments consisted of the Currency Swaps entered into to reduce the Company's exposure to exchange rate fluctuations between GBP and USD, which have been terminated effective October 23, 2017. Refer to Note 13 for further details.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The long-term debt which bears interest at floating rates is subject to interest rate cash flow risk resulting from market fluctuations in interest rates. Contingent consideration payable and certain long-term debt bear interest at a fixed rate of interest, and as such are subject to interest rate price risk resulting from changes in fair value from market fluctuations in interest rates. A 1% appreciation (depreciation) in the interest rate would result in the following:

	2017	2016	2015
Impact of a 1% increase in interest rates for contingent purchase consideration payable on net loss	134	(166)	(1,665)
Impact of a 1% decrease in interest rates for contingent purchase consideration payable on net loss	(131)	177	1,760
Impact of a 1% increase in interest rates above LIBOR floor for long-term debt on net loss	(3,971)	(18,009)	(6,331)
Credit Risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist of cash and cash equivalents, accounts receivables, other receivables and favourable derivative financial instruments. The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs and provide high returns within those parameters. Management monitors the collectability of accounts receivable and estimates an allowance for doubtful accounts. As at December 31, 2017, the allowance for doubtful accounts was $2,777 (2016 – $2,922).

Concentrations of credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of accounts receivable.

[F-55]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Company evaluates the recoverability of its accounts receivable on an on-going basis. As of December 31, 2017, the Company’s three largest U.S. wholesale customers account for approximately 30% or $44 million of net trade receivables and 22% or $136 million of total revenue. The Company does not consider there to be additional concentration risk within the Concordia International segment.
Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial liability obligations as they become due. The Company has a planning and budgeting process in place to determine funds required to support the Company's normal operating requirements on an ongoing basis. Since inception, the Company has financed its cash requirements primarily through issuances of securities, short-term borrowings and issuances of long-term debt. The Company manages liquidity risk through working capital, cash flows and the availability and sourcing of financing.

Refer to Note 2 for a further discussion on the Company's realignment of its capital structure and related liquidity considerations.

The following tables summarize the Company’s significant contractual undiscounted cash flows as at December 31, 2017 and December 31, 2016:

As at	Dec 31, 2017
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Accounts payable and accrued liabilities	95,345	—	—	—	—	—	95,345
Provisions	26,130	3,902	4,064	—	—	—	34,096
Long-term debt (a)	3,688,418	—	—	—	—	—	3,688,418
Interest on long-term debt (b)	106,568	—	—	—	—	—	106,568
Purchase consideration payable	1,000	—	1,000	1,000	11,191	1,000	15,191
Cross currency swap liability	114,431	—	—	—	—	—	114,431
	4,031,892	3,902	5,064	1,000	11,191	1,000	4,054,049

As at	Dec 31, 2016
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Accounts payable and accrued liabilities	169,493	—	—	—	—	—	169,493
Provisions	19,441	2,786	5,007	—	—	—	27,234
Long-term debt (a)	10,720	10,720	55,052	42,881	1,612,335	1,975,835	3,707,543
Interest on long-term debt	26,623	104,337	140,466	261,298	744,511	181,220	1,458,455
Purchase consideration payable	105,072	—	503	2,503	6,295	7,377	121,750
Derivative financial instruments(c)	—	(2,056)	1,707	7,019	150	—	6,820
	331,349	115,787	202,735	313,701	2,363,291	2,164,432	5,491,295

(a) Long-term debt cash flows include an estimate of the minimum required annual excess cash flow sweep (refer to Note 14 (a)). No payments of excess cash flow were required to be made in 2017 and none are expected to be made in 2018. In addition, any payments that would be due as a result of the excess cash flow calculation would be stayed by the CBCA preliminary interim order. Refer to Notes 2 and 14 for details on long-term debt classification as at December 31, 2017 and the CBCA proceedings.

[F-56]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(b) The contractual interest amount as at December 31, 2017 reflects the accrued interest payable on long-term debt.
(c) Derivative financial instruments reflect the interest income, interest expense and principal amounts payable to and receivable from the counterparty under the contracts.

21. Financial Instruments – Fair Value Estimation
Accounting classifications and fair values
The fair value of a financial asset or liability is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For the financial assets and liabilities of the Company, the fair values have been estimated as described below:

Cash and cash equivalents	- approximates to the carrying amount;
Long-term debt	- mainly approximates to the carrying amount in the case of floating interest rate debt;
Receivables and payables	- approximates to the carrying amount

The following table presents the fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy:

As at	Dec 31, 2017
	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value through profit or loss
Purchase consideration	—	4,471	3,913	8,384
	—	4,471	3,913	8,384

As at	Dec 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Derivative financial instrument	—	23,555	—	23,555
	—	23,555	—	23,555

Financial liabilities measured at fair value through profit or loss
Purchase consideration	—	92,182	19,362	111,544
Derivative financial instrument	—	27,854	—	27,854
	—	120,036	19,362	139,398
The current portion of purchase consideration as at December 31, 2017 is $1,835 (2016 - $104,039).

[F-57]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Measurement of fair values

Purchase Consideration	Valuation Technique	Fair Value Hierarchy	Discount Rate	Purchase Consideration as at Dec 31, 2017
Pinnacle earn-out (a)	Discounted cash flows	Level 3	19%	3,913
Pinnacle annual payments (b)	Present value	Level 2	19%	4,471
Total purchase consideration				8,384
Less: current portion				(1,835)
Long-term portion				6,549
The valuation techniques used in measuring Level 2 and Level 3 fair values associated with purchase consideration and derivative financial instruments, as well as the significant unobservable inputs used are outlined below.

(a)
As part of the consideration for the acquisition of Pinnacle Biologics Inc. (“Pinnacle”), the Company recorded a contingent consideration liability for its obligation to make additional payments to the former owners of Pinnacle. The liability represents the fair value of earn-out payments calculated as 15% of worldwide sales of Photofrin® in excess of $25,000 over the 10 calendar years following the Company’s acquisition of Pinnacle. The expected payment is determined by considering the possible scenarios of sales thresholds and the amount to be paid under each scenario and the probability of each scenario. The estimated fair value of the contingent consideration would decrease if the annual gross profit growth rates were lower and would also decrease if the market representative interest rate was lower.

(b)
As part of the consideration for the acquisition of Pinnacle, the Company is obligated to make ten annual payments of $1,000, with the first payment made on December 31, 2014. The obligation is subordinated and is not subject to interest. The obligation has been recorded at the present value of required payments. The estimated fair value would decrease if the market representative interest rate was higher. The Company and the vendors of Pinnacle agreed to defer payment of the December 31, 2017 amount until March 31, 2018 as a result of the CBCA proceedings described in Note 2.

[F-58]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Reconciliation of Level 3 fair values

The following table presents movement from the opening balance to the closing balances for Level 3 fair values:

Purchase consideration
Balance, January 1, 2015	25,108
Acquisition of the Concordia International segment	206,490
Assumed on acquisition of the Concordia International segment	68,984
Paid during the year	(3,557)
Write-off during the year	(2,452)
Recognized in consolidated statement of loss	(1,631)
Balance, December 31, 2015	292,942

Balance, January 1, 2016	292,942
Transfer to Level 2	(92,182)
Paid during the year	(147,207)
Additional purchase consideration during the year (Note 5)	8,691
Recognized in consolidated statement of loss	(8,407)
Impact of foreign exchange	(34,475)
Balance, December 31, 2016	19,362

Balance, January 1, 2017	19,362
Paid during the year (a)	(15,730)
Recognized in consolidated statement of loss	269
Impact of foreign exchange	12
Balance, December 31, 2017	3,913

(a) The amount paid during the period does not include the final earn-out payment of $92,038 paid to the Vendors of the Concordia International segment on February 1, 2017 as this fair value measurement was transferred to Level 2 in the fourth quarter of 2016. The total purchase consideration payments made, including the amount paid to the Vendors of the Concordia International segment, amounted to $107,768 during the year ended December 31, 2017.

Transfers between Level 3 and Level 2 occur when valuation techniques change from using unobservable inputs to observable inputs.

As part of the consideration for the October 21, 2015 acquisition of the Concordia International segment, the Company was obligated to pay the Vendors of the Concordia International segment a maximum cash earn-out of £144 million based on the Concordia International segment's gross profit over the 12 month period from October 1, 2015 to September 30, 2016. As at and prior to September 30, 2016, cash earn-out payments were valued based on internal cash flow forecasts for future gross profit during this 12 month period. This resulted in a Level 3 fair value due to the use of unobservable inputs. However, upon the completion of the 12 month period of October 1, 2015 to September 30, 2016, an agreement was reached with the Vendors of the Concordia International segment as to the final cash earn-out amount owed by the Company and therefore the amount is no longer contingent. The revised valuation technique uses observable inputs. Accordingly, the fair value measurement was reclassified to Level 2.

[F-59]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Other than described above, there were no changes in valuation techniques.
22. Capital Management

The Company’s capital management objectives are to safeguard its ability to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes long-term debt and shareholders’ equity (deficit) in the definition of capital.
The below table sets forth the Company’s capital structure:

As at	Dec 31, 2017	Dec 31, 2016
Long-term debt (Note 14)	3,688,418	3,707,543
Shareholders' Equity (Deficit)	(1,910,513)	(377,573)
	1,777,905	3,329,970
23. Segmented Reporting

Operating Segments

During the first quarter of 2017 the Company changed the composition of its reportable segments, as further described in Note 1. The Company now has two reportable segments: Concordia North America and Concordia International, as well as a Corporate cost centre. The Company has reflected this change to its segment reporting retrospectively to the comparative period of 2016 presented below. A brief description of each is as follows:
Concordia North America
The Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; Plaquenil® for the treatment of lupus and rheumatoid arthritis; and Photofrin® for the treatment of certain types of cancer. Concordia North America’s product portfolio consists of branded products and authorized generic contracts. The segment’s products are manufactured through an out-sourced production network and sold primarily through a third party distribution network in the United States.
Concordia International
The Concordia International segment consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 90 countries. The Concordia International segment specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 200 products are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. The Concordia International segment operates primarily outside of the North American marketplace.
Corporate
The Corporate cost centre represents certain centralized costs including costs associated with the Company's head office and senior management located in Canada and costs associated with being a public reporting entity.

The following tables set forth operating income (loss), goodwill, total assets and total liabilities by reportable operating segment for the years ended December 31, 2017, 2016 and 2015.

[F-60]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Corporate	Year ended Dec 31, 2017

Revenue	160,769	465,400	—	626,169
Cost of sales	33,046	157,586	—	190,632
Gross profit	127,723	307,814	—	435,537

Operating expenses
General and administrative	6,874	23,150	20,666	50,690
Selling and marketing	12,366	25,900	—	38,266
Research and development	9,140	22,342	—	31,482
Acquisition related, restructuring and other	(2,328)	13,945	35,161	46,778
Share based compensation	2	—	8,709	8,711
Amortization of intangible assets	98,354	128,024	47	226,425
Impairments	151,199	1,043,566	—	1,194,765
Depreciation expense	92	1,619	251	1,962
Fair value (gain) loss	547	263	596	1,406
Total operating expenses	276,246	1,258,809	65,430	1,600,485

Operating income (loss) from continuing operations	(148,523)	(950,995)	(65,430)	(1,164,948)

[F-61]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Corporate	Year ended Dec 31, 2016

Revenue	258,645	557,514	—	816,159
Cost of sales	39,963	181,239	—	221,202
Gross profit	218,682	376,275	—	594,957

Operating expenses
General and administrative	10,279	26,356	19,820	56,455
Selling and marketing	24,007	27,126	—	51,133
Research and development	16,035	24,602	—	40,637
Acquisition related, restructuring and other	5,837	13,608	16,523	35,968
Share based compensation	(38)	—	30,791	30,753
Amortization of intangible assets	52,496	130,306	17	182,819
Impairments	877,076	255,167	—	1,132,243
Depreciation expense	66	1,671	202	1,939
Fair value (gain) loss	(21,289)	866	11,494	(8,929)
Litigation settlements	14,246	—	—	14,246
Total operating expenses	978,715	479,702	78,847	1,537,264

Operating income (loss) from continuing operations	(760,033)	(103,427)	(78,847)	(942,307)

[F-62]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Corporate	Year ended Dec 31, 2015

Revenue	278,503	115,721	—	394,224
Cost of sales	36,345	57,949	—	94,294
Gross profit	242,158	57,772	—	299,930

Operating expenses
General and administrative	10,408	5,812	13,477	29,697
Selling and marketing	16,786	6,700	—	23,486
Research and development	10,760	4,232	—	14,992
Acquisition related, restructuring and other	7,089	4,167	45,951	57,207
Share based compensation	433	—	15,765	16,198
Initial exchange listing expenses	—	—	1,051	1,051
Amortization of intangible assets	49,853	25,957	—	75,810
Depreciation expense	64	334	79	477
Fair value (gain) loss	7,390	—	(6,829)	561
Total operating expenses	102,783	47,202	69,494	219,479

Operating income (loss) from continuing operations	139,375	10,570	(69,494)	80,451

Income (loss) from continuing operations before tax includes the total operating income (loss) from continuing operations above plus other income and expense which do not form part of any reportable operating segment.

	Concordia North America	Concordia International	Corporate	Total
As at				Dec 31, 2017
Goodwill, continuing operations	27,966	216,991	—	244,957

Total assets, continuing operations	543,530	1,670,351	108,454	2,322,335

Total liabilities, continuing operations	48,895	373,166	3,810,787	4,232,848

As at				Dec 31, 2016
Goodwill, continuing operations	27,966	679,964	—	707,930

Total assets, continuing operations	827,758	2,585,654	318,162	3,731,574

Total liabilities, continuing operations	57,015	454,394	3,597,738	4,109,147

[F-63]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Geographic Information
The Company has major operations in Barbados, Canada, Ireland, Jersey, the United States and the United Kingdom. The following table sets forth revenue by geographic location based on contracted entity (excluding inter-company transactions):

For the year ended					Dec 31, 2017
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	153,461	7,308	301,360	14,710	149,330	626,169

For the year ended					Dec 31, 2016
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	249,651	8,993	386,404	13,997	157,114	816,159

For the year ended					Dec 31, 2015
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	269,081	9,422	77,594	2,716	35,411	394,224

Product Revenue by Category
Concordia North America

	2017	2016	2015
Branded	129,860	194,475	240,330
Authorized Generics and other	30,909	64,170	38,173
Total	160,769	258,645	278,503

Concordia International

	2017	2016	2015
Branded	201,496	192,995	43,241
Generics	263,904	364,519	72,480
Total	465,400	557,514	115,721

[F-64]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following table sets forth assets and liabilities by geographic location (excluding inter-company balances and investments in subsidiaries):

As at	Dec 31, 2017
	Barbados	Canada	United States	United Kingdom & Jersey	Ireland	All other countries (1)	Total

Current assets	86,342	108,021	10,323	213,441	105,320	44,161	567,608
Non-current assets	433,083	433	13,782	1,153,633	69,890	83,906	1,754,727
Total assets, continuing operations	519,425	108,454	24,105	1,367,074	175,210	128,067	2,322,335

Current liabilities	38,800	3,810,787	2,526	201,629	33,206	4,056	4,091,004
Non-current liabilities	7,569	—	—	112,207	—	22,068	141,844
Total liabilities, continuing operations	46,369	3,810,787	2,526	313,836	33,206	26,124	4,232,848

As at	Dec 31, 2016
	Barbados	Canada	United States	United Kingdom & Jersey	Ireland	All other countries (1)	Total

Current assets	118,957	317,473	13,269	106,710	93,274	64,341	714,024
Non-current assets	694,811	689	721	1,816,920	641	503,768	3,017,550
Total assets, continuing operations	813,768	318,162	13,990	1,923,630	93,915	568,109	3,731,574

Current liabilities	44,523	129,139	2,293	207,619	31,651	7,834	423,059
Non-current liabilities	10,199	3,468,599	—	155,511	—	51,779	3,686,088
Total liabilities, continuing operations	54,722	3,597,738	2,293	363,130	31,651	59,613	4,109,147

Notes:
(1) All other countries is comprised primarily of Australia, India, Netherlands and Sweden.
24. Directors and key management compensation

Compensation, consisting of salaries, performance and retention bonuses, other benefits, severance and director fees to key management personnel and directors for the year ended December 31, 2017 amounted to $10,721 (2016 – $7,928; 2015 - $7,549). The compensation for the period includes severance payable to the former Chief Operating Officer and the former Chief Financial Officer.

Share based compensation expense recorded for key management and directors, for the year ended December 31, 2017 amounted to $4,804 (2016 – $11,465; 2015 - $8,842). The stock based compensation for the year includes the accelerated vesting of stock options and RSUs held by a former officer of the Company.

[F-65]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

25. Nature of expenses

The nature of expenses included in cost of sales and operating expenses are as follows:

	2017	2016	2015
Production, manufacturing and distribution costs	190,632	221,202	94,294
Salaries, bonus and benefits	46,462	46,302	27,766
Sales and marketing expenses	24,996	39,006	9,418
Research and development expenses	21,962	34,411	14,992
Share-based compensation	8,711	30,753	16,198
Amortization and depreciation	228,387	184,758	76,287
Impairments	1,194,765	1,132,243	—
Fair value (gain) loss	1,406	(8,929)	561
Professional fees including acquisition and restructuring	51,441	41,899	57,207
Travel expenses	2,953	8,272	4,551
Rent and facilities	2,764	2,709	1,014
Litigation settlements	—	14,246	—
Other expenses	16,638	11,594	11,485
Total	1,791,117	1,758,466	313,773
26. Discontinued operations

In December 2015, the Company decided to wind down operations of its former Specialty Healthcare Distribution Division and its subsidiary Complete Medical Homecare, Inc. (“CMH”) which distributed diabetes testing supplies and other healthcare products. CMH was legally terminated on December 16, 2016, and consequently the wind up of CMH was completed in December 2016.

Net loss from the discontinued operation includes:

	2017	2016	2015
Revenue	—	23	7,756
Expenses	—	522	10,667
Pre-tax loss from discontinued operations	—	(499)	(2,911)
Income tax expense (recovery)	—	1,102	(768)
Net loss from discontinued operations	—	(1,601)	(2,143)

[F-66]

Concordia International Corp.
Notes to Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

27. Non-cash working capital

Changes in non-cash working capital is comprised of:

	2017	2016	2015
Accounts receivable	29,547	12,392	(55,458)
Inventory	15,437	(9,893)	(6,370)
Prepaid expenses and other current assets	981	10,801	(14,738)
Accounts payable and accrued liabilities	(9,483)	(1,380)	(2,054)
Provisions	5,988	(5,637)	10,930
Other liabilities	(30)	(195)	155
Changes in non-cash working capital	42,440	6,088	(67,535)

[F-67]